As confidentially submitted to the Securities and Exchange Commission on September 15, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Genworth Mortgage Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6411	46-1579166
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8325 Six Forks Road

Raleigh, North Carolina 27615

(919) 846-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Evan Stolove

Genworth Mortgage Holdings, Inc.

8325 Six Forks Road

Raleigh, North Carolina 27615

(919) 846-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Perry J. Shwachman Michael J. Schiavone Sean M. Carney David Ni Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 Telephone: (312) 853-7000 Telecopy: (312) 853-7036	Evan Stolove Genworth Mortgage Holdings, Inc. Senior Vice President and General Counsel 8325 Six Forks Road Raleigh, North Carolina 27615 Telephone: (919) 846-4100 Telecopy: (919) 846-4359	Craig B. Brod Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000 Telecopy: (212) 225-3999

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $ par value			$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                ,                .

                Shares

[Logo]

Genworth Mortgage Holdings, Inc.

Common Stock

This is the initial public offering of shares of our common stock. We are offering                shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price to be between $        and $        per share. We intend to apply to list our common stock on the                under the symbol “    .”

After giving effect to this offering, Genworth Financial, Inc. (“Parent”), the parent of our direct parent and intermediate holding company, Genworth Holdings, Inc. (“GHI”), and our ultimate controlling entity, will continue to own, through GHI, more than a majority of the total voting power of our common stock. Accordingly, we will be a “controlled company” within the meaning of the                rules.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and under applicable Securities and Exchange Commission (the “SEC”) rules and, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 16 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a detailed description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase, within 30 days of the date of this prospectus, up to additional shares of common stock from us, at the public offering price, less the underwriting discount.

The shares will be ready for delivery on or about                .

Joint Book-Running Managers

Goldman, Sachs & Co.	J.P. Morgan

The date of this prospectus is                ,                .

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of the date or dates specified in those documents. Our business, results of operations or financial condition may have changed since those dates.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated, all references in this prospectus to the number and percentages of common stock outstanding following the completion of this offering:

•	reflect the initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus; and

•	assume no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us.

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INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from (1) our own internal estimates and research, (2) industry and general publications and research, (3) studies and surveys conducted by third parties, and (4) other publicly available information. Independent research reports and industry publications generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that the information included in this prospectus from such publications, research, studies, and surveys is reliable, neither we nor the underwriters have independently verified data from these third-party sources. In addition, while we believe our internal estimates and research are reliable and the definitions of our market and industry are appropriate, neither such estimates and research nor such definitions have been verified by any independent source. Furthermore, certain reports, research and publications from which we have obtained industry and market data that are used in this prospectus had been published before the outbreak of the coronavirus pandemic (“COVID-19”) and therefore do not reflect any impact of COVID-19 or actions or inactions by any governmental entity or private party resulting therefrom on any specific market or globally. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties as the other forward-looking statements in this prospectus.

BASIS OF PRESENTATION AND NON-GAAP MEASURES

Historical Financial Statements

This prospectus includes our audited consolidated financial statements and related notes for the years ended December 31, 2019 and December 31, 2018 and our unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2020 and 2019. These financial statements are presented on the basis of accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts of Genworth Mortgage Holdings, Inc. (“GMHI”), its subsidiaries and those entities required to be consolidated under GAAP. All intercompany transactions and balances have been eliminated.

These consolidated financial statements and related notes have been prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of our Parent. The consolidated financial statements include our assets, liabilities, revenues, expenses and cash flows. For each of the periods presented, GMHI was an indirect wholly owned subsidiary of our Parent.

The consolidated financial statements include allocations of certain of our Parent’s expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. The allocated expenses relate to various services that have historically been provided to us by our Parent, including investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of equity, proportional effort or other relevant measures. See Note 10 to our audited consolidated financial statements for further information regarding the allocation of certain of our Parent’s expenses.

Fiscal Period

We operate on a fiscal year ending December 31 of each year.

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Non-GAAP Measures

In addition to our GAAP operating results, we use adjusted operating income as a performance measure when planning, monitoring, and evaluating our performance. Adjusted operating income is a non-GAAP financial measure, and we find it to be a useful metric for management and investors to facilitate operating performance comparisons from period-to-period by excluding differences caused by our net investment gains (losses) and changes in the fair value of our previously held investment in Genworth MI Canada Inc. (“Genworth Canada”). While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with GAAP or other measures of profitability. We believe that this non-GAAP measure reflects our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business in conjunction with such data. In addition, other companies, including our peers, may calculate similar non-GAAP measures, such as adjusted operating income differently, reducing their usefulness as comparative measures between companies.

In reporting non-GAAP measures in the future, we may make other adjustments for expenses and gains we do not consider reflective of core operating performance in a particular period. After this offering, we may disclose other non-GAAP financial and operating measures if we believe that such a presentation would be helpful for investors to evaluate our operating and financial condition by including additional information. For further information, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Non-GAAP Measures.”

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our name, logo and registered domain names are our proprietary service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the SM, ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the sections entitled “Risk Factors” beginning on page 16, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 70, the unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2020 and 2019 and the audited consolidated financial statements and notes thereto for the years ended December 31, 2019 and 2018 and other financial information included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise indicates, any reference to “our company,” “the company,” “us,” “we” and “our” refers to GMHI together with our consolidated subsidiaries.

Unless otherwise indicated, the information included in this prospectus assumes (1) the sale of our common stock in this offering at our initial public offering price of $        per share of common stock, which is the mid-point of the price range set forth on the cover page of this prospectus and (2) that the underwriters have not exercised their option to purchase up to                additional shares of common stock.

In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect management’s view of our prospects and are subject to the risks described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Market Data” in this prospectus. Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate.

Overview

We are a leading private mortgage insurance company serving the United States housing finance market since 1981 with a mission to help people buy a house and keep it their home. We operate in all 50 states and the District of Columbia and have a leading platform based on long-tenured customer relationships with mortgage lenders, underwriting excellence and prudent risk and capital management practices. We believe our operating and technological capabilities ensure a superior customer experience and drive new business volume at attractive risk-adjusted returns. For the full year ended December 31, 2019 and the six months ended June 30, 2020 and 2019, we generated new insurance written (“NIW”) of $62.4 billion, $46.3 billion and $25.4 billion, respectively. Our market share for the same periods was approximately 16.3%, 19.1% and 16.3%, respectively. For the full year ended December 31, 2019, we achieved adjusted operating income of $562 million. For the six months ended June 30, 2020, we achieved adjusted operating income of $141 million, which was impacted by increased loss reserves related to COVID-19, as compared to $269 million for the six months ended June 30, 2019.

As a private mortgage insurer, we play a critical role in the United States housing finance system. We provide credit protection to mortgage lenders and investors, covering a portion of the unpaid principal balance of mortgage loans where the loan amount exceeds 80% of the value of the home (“Low-Down Payment Loans”). Our credit protection frequently provides families access to homeownership sooner than would otherwise be possible. We facilitate the sale of mortgages to the secondary market, including to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac,” and together with Fannie Mae, the government-sponsored enterprises, or “GSEs”) and private investors, and protect the balance sheets of mortgage lenders that retain mortgages in their portfolios. Credit protection and liquidity through secondary market sales allow mortgage lenders to increase their lending capacity, manage risk and expand financing access to prospective homeowners, many of whom are first-time homebuyers (“FTHBs”).

We have a large and diverse customer base. As a result of our long-standing presence in the industry, we have built and maintained enduring relationships across the mortgage origination market, including with national banks, non-bank mortgage lenders, local mortgage bankers, community banks and credit unions. In 2019 and for the quarter ended June 30, 2020, we provided new insurance coverage to approximately 1,700 customers, including 18 of the top 20 mortgage lenders as measured by total 2019 mortgage originations (according to Inside Mortgage Finance).

We have a rigorous approach to writing new insurance risk based on decades of loan-level data and experience in the mortgage insurance industry. We believe we have a strong balance sheet that is well capitalized to manage through macroeconomic uncertainty and maintain Private Mortgage Insurance Eligibility Requirements (“PMIERs”) and state regulatory standards compliance. We have enhanced our balance sheet in recent years as we transformed our business model from a “buy and hold” strategy to an “acquire, distribute and manage” approach through our credit risk transfer (“CRT”) program. We utilize our CRT program to mitigate future loss volatility and drive efficient capital management. Our CRT program is a material component of our strategy and we believe it helps to protect future business performance and stockholder capital under stress scenarios by transferring risk from our balance sheet to highly-rated counterparties or to investors through collateralized transactions. As of June 30, 2020, we had a PMIERs capital ratio of 143%, representing $1,275 million of available assets above the PMIERs requirement and approximately 91% of our insured portfolio was covered by our CRT program.

Market Opportunities

Even in the face of the COVID-19 pandemic, we expect the demand for mortgage insurance to remain resilient and provide us with significant continued opportunities to write attractive, profitable new business. Record low interest rates and strong underlying demographics have provided tailwinds to the overall housing market, resulting in record levels of NIW. Certain positive trends, such as a growing FTHB population and accommodative monetary policy were observed even prior to the COVID-19 pandemic, and we expect them to persist. Through the end of the second quarter of 2020, the immediate and sizeable application of government stimulus and forbearance availability along with other government programs have provided key support to the housing market throughout the COVID-19 pandemic. For the six months ended June 30, 2020, industry NIW was $242 billion, up 55% compared with the six months ended June 30, 2019.

In addition to the benefits from the strong demand for mortgage insurance, over the last decade, regulatory reforms and new industry practices have significantly improved the mortgage insurance industry’s risk profile. The quality of new mortgages originated in the United States and insured by the mortgage insurance industry over the last decade is of significantly higher credit quality than in the prior decade, and we believe the industry’s use of CRT alternatives will reduce loss volatility when stress defaults emerge. Additionally, the industry has shifted towards granular risk-based pricing models and new business has been priced at attractive risk-adjusted rates. We believe that we are well-positioned to benefit from these continuing trends and will be able to write a significant volume of highly attractive new business.

•	Resilient housing market. We believe that recent data supports continued optimism in the resilience of the United States housing market that has resulted in recent record levels of industry NIW:

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Affordability and interest rates: Housing affordability promotes new mortgage originations and growing homeownership rates, particularly among FTHBs, which is a positive for our new business volumes. Rates for 30-year mortgages fell by 100 basis points from the end of 2018 to the second quarter of 2020, helping to create the best environment for housing affordability since 2017, as reported by Freddie Mac. The National Association of Realtors Housing Affordability Index, which measures the ability of the median income homebuyer to make mortgage payments on the median-priced United States home, increased to 164 in June 2020 from 158 in 2017. Interest rates have continued to fall over the course of 2020, as average rates on 30-year mortgages fell to 3.23% in the second quarter of 2020 from 3.51% in the first quarter of 2020 and reached a record low of 2.98% in July 2020.

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Housing prices: Housing prices in the United States have remained resilient through the COVID-19 pandemic, which has helped maintain strong consumer confidence in the housing market. Housing prices nationally increased 5.4% year-over-year in the second quarter of 2020 according to the FHFA House Price Index, while prices increased 5.7% year-over-year in June 2020, illustrating the continued strength and resiliency of the housing market. Among other drivers, housing prices have been supported by an ongoing low supply of homes for sale in many parts of the country.

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Demographics: Four to five million Americans per year are expected to reach the median FTHB age between 2020 and 2021, which is 33 years old according to the National Association of Realtors 2019 Buyer and Seller Survey. The rate at which FTHBs are entering the housing market is expected to drive an increased demand for homeownership relative to historical periods, as the number of projected new entrants to the FTHB population in 2021 is approximately 13% higher than the comparable figure in 2011 according to the United States Census Bureau. For the first six months of 2020, FTHBs purchased 4.2% more homes than a year ago. Due to the onset of the COVID-19 pandemic, the second quarter of 2020 saw the number of homes purchased by FTHBs decrease by 5.4% compared to the second quarter of 2019. However, the FTHB market recovered in June 2020, rising 16.7% from May 2020. Compared to a year ago, the FTHB market was up 0.2% in June 2020 after being down 14.9% in May 2020. During the first two quarters of 2020, the percentage of home sales to FTHBs was higher than at any time since the third and fourth quarters of 2000. Further supporting the housing market is a rising homeownership rate, which was 68% in the second quarter of 2020 according to the United States Census Bureau, representing an increase of 3.8 percentage points relative to the prior year. We expect these demographic forces to remain strong as the COVID-19 pandemic is an additional driver for demand in homeownership in an environment that has become more accepting of work-from-home arrangements.

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New mortgage originations: Despite macroeconomic uncertainties related to the COVID-19 pandemic, purchase applications were 33% higher for the second quarter of 2020 compared to the same quarter in 2019 and experienced 14 straight weeks of year-over-year gains from May to August 2020, according to the Mortgage Bankers Association (the “MBA”). Given the current economic environment, the MBA projects that purchase originations will continue to grow from a projected $1.3 trillion by the end of 2020 to approximately $1.5 trillion by the end of 2022.

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Forbearance: As a result of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and other government and GSE policies enacted in response to the COVID-19 pandemic, borrowers broadly have had access to forbearance and foreclosure moratoria programs that allow borrowers to remain in their homes and delay principal and interest payments for up to 12 months. We believe that these programs have contributed to the positive trends in the housing market as they allow many borrowers to navigate the current crisis, remain in their homes, subsequently become current on their mortgages as the economy improves and ultimately resume making regular mortgage payments. Given that mortgage insurance claims are not paid until after foreclosure proceedings conclude, resumption of payment by borrowers would reduce our actual loss exposure. As of August 25, 2020, 5.3% of all GSE mortgages were in forbearance according to data provided by Black Knight, Inc. (“Black Knight”), and this rate has plateaued since mid-May 2020.

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Sustained strong credit quality within the United States housing system. The high-quality nature of underlying mortgages in recent years is the result of improved risk analytics, stronger loan manufacturing quality controls, risk-based capital (“RBC”) rules and the regulatory implementation of the Qualified Mortgage (“QM”) provisions. Additionally, changes within the private mortgage insurance industry such as PMIERs operational requirements and the adoption of more granular risk-based pricing models have enabled the private mortgage insurance industry to underwrite the risks they accept in their insurance portfolio based on more granular data. Over the past decade, the average Fair Isaac Corporation (“FICO”) score on all mortgage loans originated in the United States and sold to the GSEs was 752, compared to 718 for the period from 2005 through 2008, based on data from the GSEs. As a result, we believe the industry is insuring loans from borrowers who should be better positioned to meet their mortgage obligations, which should translate into fewer claims for the mortgage insurance industry. Additionally, the credit quality of new business written since the onset of COVID-19 is even stronger. The industry’s NIW mix of above-740 borrowers increased by 2.0 percentage points to 65% in the second quarter of 2020 compared to the first quarter of 2020, while the mix of below-680 borrowers decreased by 0.4 percentage points to 3.7%.

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The increasing availability and attractiveness of risk transfer alternatives has improved the industry’s risk profile. Since 2015, private mortgage insurers have used CRT alternatives to reinsure or otherwise transfer risk to third parties. The industry uses both traditional reinsurance as well as mortgage insurance-linked notes (“MILNs”). According to U.S. Mortgage Insurers, as of July 2020 private mortgage insurers have transferred approximately $26 billion of risk to traditional reinsurers through quota share (“QS”) and excess-of-loss (“XOL”) transactions and transferred an additional $10.1 billion of risk to the capital markets through MILN transactions since 2015.

Private mortgage insurers have generally utilized CRT as both a capital management tool and a programmatic approach to mitigate future loss volatility and they have transformed from a “buy and hold” strategy to an “acquire, distribute and manage” approach. We believe that the adoption of these practices in the industry will reduce the capital and loss volatility that historically impacted the sector during economic downturns, at an attractive cost, generating higher returns through the cycle for the industry.

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Strong private mortgage insurance penetration in the insured purchase mortgage market. Private mortgage insurance has increased penetration as a result of the introduction of new GSE products designed to serve Low-Down Payment Loan borrowers and more competitive pricing by private mortgage insurers relative to the Federal Housing Administration (“FHA”). In 2019, the FHA insured 28% of all new Low-Down Payment Loan originations with private mortgage insurance insuring 45%. Also, in 2018 and 2019, private mortgage insurance helped to finance more FTHBs than the FHA. We believe there may be additional opportunities for private mortgage insurers to increase market share as the United States government considers further actions to reduce taxpayers’ exposure to the housing markets, and, in the private market, by providing risk and capital relief for lender portfolios and loans supporting private mortgage-backed securities (“MBS”).

Our Strengths

We believe that the following competitive strengths have supported our success to-date and provide a strong foundation for our future financial performance:

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Well-established, diversified customer relationships driven by our differentiated value proposition. We have long-standing and enduring relationships with more than 1,700 active customers across the mortgage origination market, including with national banks, non-bank mortgage lenders, local mortgage bankers, community banks and credit unions. Approximately 93 % of our NIW in 2019 and for the quarter ended June 30, 2020 was from customers who have submitted loans to us every year since 2015.

We offer competitive pricing combined with targeted services that distinguish us from our competitors. We reach our customers through our dynamic sales model, which combines high-touch, in-person customer visits with more scalable tele-sales and digital marketing methods. Our approach allows us to offer our products, tools, and solutions effectively and efficiently, providing a superior customer experience, including:

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Best-in-class underwriting platform: We believe our investments in technology, service and training have distinguished our underwriting services. We were the first mortgage insurer to broadly introduce service level commitments to meet customer needs for expedited underwriting services, and we continue to innovate through differentiated offerings that drive both an excellent customer experience and improved efficiency for us. Our scalable underwriting platform has a proven ability to handle spikes in volume while continuing to achieve customer service level expectations. In a blind survey of mortgage lenders conducted by Knowledge Systems & Research, Inc. (“KS&R”), we were rated as “best-in-class” for mortgage insurance underwriting in 2016, 2017 and 2018, the last three years in which the survey was conducted.

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Customer ease-of-use: Our online tools integrate with all leading mortgage technology platforms, allowing our customers to select our products directly within their own system architecture, creating a more efficient way to choose and use our products. In addition, we maintain an award-winning ordering and rate quote website.

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Customer growth support: We support our customers’ growth objectives with a wide variety of training programs. We also provide unique offerings, including strategy and process consulting services and differentiated borrower-centric products.

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Large portfolio of insurance in-force. As of June 30, 2020, we had $207.6 billion insurance in-force (“IIF”) as compared to $178.8 billion for the same period in 2019. Since January 1, 2019, we have generated $108.7 billion of NIW with an average market share of 17.4% and have grown our IIF 24% over the same time period. The growth in our IIF has resulted in premiums earned growing from $746.9 million for the twelve months ended December 31, 2018 to $926.1 million for the twelve months ended June 30, 2020. We believe our portfolio has significant embedded value potential and creates a strong foundation for future premiums.

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Risk analytics and underwriting drive strong underlying credit quality of insurance portfolio. We believe we have a very strong approach to onboarding risk backed by decades of loan-level performance data and experience in the mortgage insurance industry. We ensure that the underlying credit quality of our insured mortgage portfolio meets our risk and profitability framework. In order to underwrite new policies, we utilize a proprietary risk analytics model, One Analytical Framework, to target loans within our risk appetite with an appropriate price. This framework leverages our unique data set, which contains decades of mortgage performance across various market conditions to develop quantitative assessments of the probability of default, severity of loss and expected volatility on each insured loan. Additionally, all loans pass through our eligibility rules engine to screen out those loans that fall outside of our guidelines.

We perform rigorous analytics to evaluate the risk characteristics of our portfolio. We analyze the cumulative layered risks, which includes factors like the loan-to-value (“LTV”), FICO, debt-to-income ratio (“DTI Ratio”) and occupancy type, in each loan. Our models can assess the effect of such layered risks and the weight of each risk factor to determine the volatility of losses. The information is used to drive our risk appetite and pricing at a loan level. For example, we actively manage the number of loans with LTV greater than 95% that also have FICO scores of less than 680 (“High-Risk Loans”) and have additional high risk layers, including single borrower, DTI Ratio of greater than 45%, cash-out refinances or are investor-owned properties (each a “Risk Layer,” and collectively, “Risk Layers”). Among our High-Risk Loans as of June 30, 2020, none of our risk-in-force (“RIF”) had three or more Risk Layers, 0.3% of our RIF had two Risk Layers and 1.2% of our RIF had one Risk Layer. For our NIW for the six months ended June 30, 2020, none of our High-Risk Loans had one or more of these added Risk Layers.

The equity position of many borrowers in our portfolio provides additional strength and may support fewer borrowers defaulting and resulting in a mortgage insurance claim. Approximately 80% of our IIF and 76% of our RIF have a mark to market LTV of less than or equal to 90%. With so many borrowers having significant equity in their home, we believe this provides an additional risk mitigant as borrowers will work to maintain their equity and avoid foreclosure.

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Comprehensive risk management and CRT philosophy. Beyond our approach for underwriting and onboarding a portfolio that aligns with our risk appetite, we also conduct quarterly stress testing on the portfolio to determine the impact of various stress events on our performance. The result of those tests and our desire to reduce loss volatility and protect our capitalization inform our CRT strategy.

Our CRT strategy is designed to reduce the loss volatility of our portfolio during stress scenarios by transferring risk from our balance sheet to highly-rated counterparties or to investors through collateralized transactions. Additionally, in normal market conditions, we believe our CRT program enhances our return profile. We customize our CRT transactions based on a variety of factors including, but not limited to, capacity, cost, flexibility, sustainability and diversification.

Since 2015, we have executed CRT transactions on over $2.1 billion of RIF across both traditional reinsurance arrangements and MILN transactions. We believe that our ability to access both markets allows us to optimize cost of capital, provides counterparty diversification and minimizes warehousing risk through the use of forward commitments with traditional reinsurance partners.

As of June 30, 2020, approximately 91% of our RIF is covered under our current CRT program, and we estimate our book year reinsurance transactions to begin transferring losses at an approximate 30% lifetime book year loss ratio and extend up to an approximate 70% lifetime book year loss ratio, depending on our co-participation level within the reinsurance tier. As of June 30, 2020, we maintain $1.2 billion of reinsurance protection outstanding on our 2009 to 2020 book years, providing $1.0 billion of PMIERs capital support. We plan to continue to utilize CRT transactions to effectively manage our through-the-cycle risk and return profile.

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Strong capitalization driven by prudently managed balance sheet. We are a strongly capitalized counterparty. As of June 30, 2020, we had total GAAP stockholder equity of $4.0 billion and a PMIERs capital ratio of 143%, representing $1,275 million of available assets above the PMIERs requirements. Our mortgage insurance subsidiaries had total statutory capital and surplus of $3.8 billion as of June 30, 2020. Our combined statutory risk-to-capital (“RTC”) ratio at the same date was 12.0:1, well below the North Carolina Department of Insurance (“NCDOI”) regulatory maximum of 25:1.

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Dynamic leadership team with through-the-cycle experience and a proven track record of delivering results. Our executive leadership team has significant experience in mortgage insurance and housing finance, with a proven track record of risk management, financial success and leadership through-the-cycle.

•	Our executive management team has an average of 27 years of relevant industry experience, and an average tenure in the mortgage insurance industry of 14 years.

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Our team has executed through-the-cycle while facing multiple headwinds, including macroeconomic conditions, changing capital regimes, ratings disparity to competitors and challenges faced by our Parent.

•

Our intentional focus on reinforcing, recognizing and rewarding our values of Excellence, Improvement and Connection has driven high employee engagement and has been recognized externally at both the local and industry levels, including the Triangle Business Journal Best Places to Work and MBA Diversity & Inclusion award programs.

•	We believe our executive management team has the right combination of client-facing, underwriting, risk and leadership skills necessary to drive our long-term success.

Our Strategy

Our objective is to leverage our competitive strengths to maximize value for our stockholders by driving profitable market share, maintaining our strong capital levels and earnings profile and delivering attractive risk-adjusted returns:

•

Continue to write profitable new business. Since the onset of the COVID-19 pandemic, we have written significant NIW of higher-credit quality at higher pricing. We believe that the resilience of the housing market, which is supported by record low interest rates and strong underlying demographics, will continue to provide a positive backdrop for us to maintain writing new business at an attractive return.

•

Protect our balance sheet by maintaining strong capital levels, robust underwriting standards and prudently managing risk. We understand the importance of our balance sheet strength to our customers and intend to continue to serve as a high-quality counterparty. We use One Analytical Framework to evaluate returns and volatility, applying both an external regulatory lens and an economic capital framework that is sensitive to current housing market cycles relative to historical trends. The results of these analyses inform our risk appetite, credit policy and targeted risk selection strategies, which we primarily implement through our proprietary pricing engine, GenRATE. We work to protect future business performance and stockholder capital under stress scenarios with a programmatic CRT program, including traditional XOL reinsurance and MILNs. Our CRT program has helped transform our business model from a “buy and hold” strategy to an “acquire, distribute and manage” approach. We believe the comprehensive rigor of our underwriting and risk management policies and procedures allows us to prudently manage and protect our balance sheet.

•

Maintain existing relationships and develop new relationships by driving differentiated value and experience. We offer our customers a unique value proposition and an experience tailored to their needs, with expedited, quality underwriting and fair and transparent claims handling practices. Our dynamic sales model serves customers from all segments, including high-touch national accounts, regional accounts where a localized presence is necessary and a scalable tele-sales model to efficiently reach our full suite of customers. We intend to leverage our strengths in these areas to continue serving our existing customer base while also establishing new relationships.

•

Strategically invest in technologies and capabilities to drive operational excellence across our business. Our investments in underwriting, risk management, data analytics and customer technology have both optimized our business and improved our customers’ experience. We plan to continue to invest in solutions that keep us at the forefront of technological advancements, fostering efficiency and helping to secure new customers.

•

Prudent capital management to maximize stockholder value. Our capital management approach is to maximize value to our stockholders by prioritizing the use of our capital to (i) support our existing policyholders; (ii) grow our mortgage insurance business; (iii) fund attractive new business opportunities; and (iv) return capital to stockholders. When evaluating a potential return of capital to stockholders, we prudently evaluate the prevailing and future macroeconomic conditions, business performance and trends, regulatory requirements, any applicable contractual or similar restrictions and PMIERs sufficiency.

•

Continue to remain engaged with the regulatory landscape and promote the importance of the private mortgage insurance industry. We believe the private mortgage insurance industry plays a critical role in the success of the United States housing market. We have a government and industry affairs team who play a leadership role across the mortgage insurance industry to monitor the landscape and stay apprised of new and potential developments that could impact mortgage insurance. We have strong relationships with the GSEs, the key federal government agencies and various other regulatory bodies and industry associations who are important to the housing ecosystem and we actively work to provide input on outcomes of key legislation and regulation. We also maintain consistent dialogue with state insurance regulators. We intend to continue to support the role of a stable and competitive private mortgage insurance industry and a well-functioning United States housing finance system.

Our Parent and Principal Stockholder

Our Parent currently owns all the shares of our common stock indirectly through GHI. We are selling                shares of our common stock in this offering (                shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock from us). Following the offering, our Parent will own approximately     % of our outstanding common stock (and approximately     % of our common stock if the underwriters exercise in full their option to purchase additional shares) indirectly through GHI.

We are dependent on our Parent for certain services and are exposed to certain risks as a result of our relationship with our Parent. See “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our brand, reputation and ratings could be affected by issues affecting our Parent in a way that could materially adversely affect our business, financial condition, liquidity and prospects,” “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us” and “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.”

In addition to us, our Parent has ownership interests in other international mortgage insurance businesses located in Australia and Mexico that are separate from our business. Our Parent also owns other insurance subsidiaries that provide long-term care and life insurance in the United States.

Summary Risk Factors

An investment in our common stock involves numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment in our common stock. Key risks include, but are not limited to, the following:

•	The impact of the COVID-19 pandemic and uncertainties, including the scope and duration of the pandemic and responsive actions taken by governmental authorities and its impact on the housing market.

•

If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.

•	A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.

•

We establish loss reserves when we are notified that an insured loan is in default, based on management’s estimate of claim rates and claim sizes, which are subject to uncertainties and are based on assumptions about certain estimation parameters that may be volatile. As a result, the actual claim payments we make may materially differ from the amount of our corresponding loss reserves.

•

If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.

•

Competition within the mortgage insurance industry could result in the loss of market share, loss of customers, lower premiums, wider credit guidelines and other changes that could have a material adverse effect on our business, results of operations and financial condition.

•

Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.

•	The amount of mortgage insurance we write could decline significantly if alternatives to private mortgage insurance are used or lower coverage levels of mortgage insurance are selected.

•	Our reliance on customer relationships could cause us to lose significant sales if one or more of those relationships terminate or are reduced.

•	Our brand, reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenues during our most recent fiscal year, we qualify and intend to characterize ourselves as an “emerging growth company” under the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related management discussion and analysis of financial condition and results of operations;

•

we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of the reduced disclosure requirements and other relief described above in this prospectus and may take advantage of these exemptions for so long as we remain an emerging growth company. In general, we will be an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer,” which will occur at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to apply the extended transition periods for new accounting standards applicable to private companies, further described in Note 2 to our unaudited condensed consolidated financial statements for the period ended June 30, 2020.

Our Corporate Information

We are incorporated in Delaware and are an indirect wholly owned subsidiary of our Parent, a diversified insurance holding company listed on the New York Stock Exchange (“NYSE”).

Our primary operating subsidiary, Genworth Mortgage Insurance Corporation (“GMICO”), is domiciled in North Carolina, and we are headquartered in Raleigh, North Carolina.

Our principal executive offices are located at 8325 Six Forks Road, Raleigh, North Carolina 27615 and our telephone number is (919) 846-4100. Our corporate website address is https://mortgageinsurance.genworth.com/. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Organizational Chart

Below is a simplified and illustrative organizational chart summarizing our ownership including the ownership of our public stockholders and our Parent and the ownership of our subsidiaries following the completion of this offering. This chart also presents the jurisdiction of incorporation for each subsidiary and notes whether a subsidiary is a holding company, regulated insurance entity or non-insurance entity. The ownership of all entities in the chart below is 100% unless otherwise noted. Upon the completion of this offering, our Parent will indirectly own approximately    % of our outstanding common stock (approximately    % if the underwriters exercise in full their option to purchase additional shares of common stock from us) and public stockholders will own approximately    % of our outstanding common stock (approximately    % if the underwriters exercise in full their option to purchase additional shares of common stock from us).

The Offering

Common stock offered by us in this offering	shares (plus up to an additional shares of common stock that we may issue and sell upon the exercise of the underwriters’ option to purchase additional shares of common stock).

Common stock outstanding prior to this offering	shares.

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise in full their option to purchase additional shares of common stock from us).

Underwriters’ option to purchase additional shares	We have granted the underwriters an option to purchase, within 30 days of the date of this prospectus, up to additional shares of common stock from us, at the public offering price, less the underwriting discount.

Total common stock to be outstanding after this offering	shares ( shares if the underwriters exercise in full their option to purchase additional shares of common stock from us).

Use of proceeds	We expect the total net proceeds that we receive in this offering will be approximately $ , assuming an offering price of $ per share (which is the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of common stock from us, our total net proceeds will be approximately $ after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use these net proceeds to fund the distribution of a previously-declared dividend to GHI (which will, in turn, transfer those funds to our Parent). See “Use of Proceeds.”

Dividend policy	Our board of directors may in the future determine to declare and to pay a dividend on our common stock on an annual or more frequent basis based on our capital levels and in accordance with applicable laws and regulatory guidance. See “Dividend Policy.”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the rules as our Parent will continue to own, through GHI, more than a majority of the total voting power of our common stock.

Listing	We intend to apply to list our common stock on the under the symbol “ .”

Risk Factors	An investment in our common stock is subject to substantial risks. Please refer to the information contained in the sections entitled “Summary Risk Factors” and “Risk Factors” for a discussion of factors you should carefully consider before investing in our common stock.

Summary Historical Consolidated Financial and Operating Data

The following table sets forth GMHI’s summary historical consolidated financial and operating data as of the dates and for the periods indicated. The historical consolidated financial and operating data as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary condensed consolidated historical financial data as of and for the six-month periods ended June 30, 2020 and 2019 from our unaudited condensed consolidated financial statements for such periods, included elsewhere in this prospectus, and which contain all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. See “Basis of Presentation and Non-GAAP Measures.” Our consolidated financial statements and the related notes were prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of our Parent. For each of the periods presented, GMHI was an indirect wholly owned subsidiary of our Parent.

We are presenting only two years of audited consolidated financial information. The summary historical consolidated financial information is not necessarily indicative of the results that may be expected in any future period, and our results of operations for the six-month periods are not necessarily indicative of the results to be expected for the full year. The following summary historical consolidated financial and operating data should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

The summary historical consolidated financial information has been prepared on a standalone basis and was derived from the consolidated financial statements and accounting records of our Parent. The consolidated financial statements include our assets, liabilities, revenues, expenses and cash flows. For each of the periods presented, GMHI was an indirect wholly owned subsidiary of our Parent.

The summary historical consolidated financial information includes allocations of certain of our Parent’s expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. The allocated expenses relate to various services that have historically been provided to us by our Parent, including investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of equity, proportional effort or other relevant measures. See Note 10 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements for further information regarding the allocation of our Parent’s expenses.

Statements of Income Data	Six months ended June 30,		Year ended December 31,
(amounts in thousands)	2020	2019	2019	2018
Revenues:
Premiums	$469,051	$399,963	$856,976	$746,864
Net investment income	64,693	56,706	116,927	93,198
Net investment gains (losses)	(344)	109	718	(552)
Other income	3,209	1,912	4,232	1,587

Total revenues	$536,609	$458,690	$978,853	$841,097

Losses and expenses:
Losses incurred	246,310	15,931	49,850	36,405
Acquisition and operating expenses, net of deferrals	100,479	92,550	195,768	176,986
Amortization of deferred acquisition costs and intangibles	7,580	7,629	15,065	14,037

Total losses and expenses	$354,369	$116,110	$260,683	$227,428

Income before income taxes and change in fair value of unconsolidated affiliate	182,240	342,580	718,170	613,669
Provision for income taxes	41,015	73,447	155,832	129,807
Income before change in fair value of unconsolidated affiliate	141,225	269,133	562,338	483,862
Change in fair value of unconsolidated affiliate, net of taxes	—	36,439	115,290	(30,261)

Net income	$141,225	$305,572	$677,628	$453,601

Balance Sheet Data	As of June 30,	As of December 31,
(amounts in thousands except share and per share amounts)	2020	2019	2018
Assets
Total investments	4,384,126	3,764,432	3,699,253
Cash and cash equivalents	418,581	585,058	159,051
Other assets	151,421	153,434	212,496

Total assets	$4,954,128	$4,502,924	$4,070,800

Liabilities and equity
Liabilities:
Loss reserves	$439,542	$235,062	$297,879
Unearned premiums	339,968	383,458	421,788
Other liabilities	142,680	57,329	77,394
Total equity	$4,031,938	$3,827,075	$3,273,739

Total liabilities and equity	$4,954,128	$4,502,924	$4,070,800

Other Operating Data	Six Months ended June 30,		Years ended December 31,
($ amounts in millions)	2020	2019	2019	2018
NIW (for the period ended) (1)	$46,304	$25,426	$62,431	$39,961
IIF (as of) (2)	$206,595	$177,545	$191,284	$165,658
RIF (as of) (3)	$49,868	$42,936	$46,246	$40,136
Persistency Rate (for the period ended) (4)	67%	84%	78%	84%
Adjusted Operating Income (for the period ended) (5)	$141	$269	$562	$484
Loss ratio (for the period ended) (6)	53%	4%	6%	5%
Expense ratio (net earned premiums) (for the period ended) (7)	23%	25%	25%	26%
PMIERs excess (as of) (8)	$1,275	$673	$1,057	$786
PMIERs sufficiency ratio (as of) (9)	143%	123%	138%	129%
GMICO RTC ratio (as of) (10)	12.2	12.1	12.5	12.5
Policies in-force (count) (as of) (11)	896,232	808,428	851,070	772,470
Delinquent loans (count) (as of) (12)	53,587	15,227	16,392	16,860
Delinquency Rate (as of) (13)	5.98%	1.88%	1.93%	2.18%

(1)

Presents the aggregate loan balance on new primary policies written during a given period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”

(2)

Presents the aggregated estimated unpaid principal balance of the primary mortgages we insure at a given date. IIF represents the remaining sum total of NIW from all prior periods less policy cancellations (including for prepayment, nonpayment of premiums and claims payment) and rescissions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”

(3)

Presents the aggregate amount of coverage we provide on primary policies in-force as of a given date. RIF is calculated as the sum total of coverage percentage of each individual policy in our portfolio applied to the estimated unpaid principal balance of such insured mortgage. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”

(4)

Presents the annualized percentage of IIF for prior periods (quarter or year) on a primary basis that remains as of a given date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”

(5)

Adjusted operating income is a Non-GAAP measure. We present adjusted operating income as a supplemental measure of our performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics— Use of Non-GAAP Measures” for its definition and a reconciliation to net income and “Basis of Presentation and Non-GAAP Measures—Non-GAAP Measures.”

(6)	Calculated by dividing losses incurred by net earned premiums.
(7)	Calculated by dividing acquisition and operating expenses, net of deferrals, plus amortization of DAC and intangibles by net earned premiums.
(8)	Calculated as total available assets less net required assets, based on the PMIERs then in effect.
(9)	Calculated as total available assets divided by net required assets, based on the PMIERs then in effect.
(10)

Our primary operating subsidiary, GMICO’s RTC ratio, calculated by dividing GMICO’s statutory RTC RIF by its statutory capital (insurer’s policyholders’ surplus plus the statutory contingency reserves).

(11)	Presents the number of primary policies we insure as of the dates indicated.
(12)

Presents on a primary basis the total delinquent loans reported to us as of the dates indicated. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”

(13)

Presents on a primary basis the total reported delinquent loans divided by the total policies in force. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”

RISK FACTORS

Investing in our common stock involves a high degree of risk, including the potential loss of all or part of your investment. Before making an investment decision to purchase our common stock, you should carefully read and consider all of the risks and uncertainties described below, some of which may be exacerbated by COVID-19, as well as other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing at the end of this prospectus. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could have a material adverse effect on our business, results of operations and financial condition. The following risk factors are not necessarily presented in order of relative importance and should not be considered to represent a complete set of all potential risks that could affect us. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Cautionary Note Regarding Forward-Looking Statements and Market Data.”

Risks Relating to Our Business

The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic.

The COVID-19 pandemic is having, and will continue to have, an impact across our entire risk landscape. COVID-19 has disrupted the global economy and financial markets, business operations, and consumer behavior and confidence. Large scale disruption in the United States economy has caused several industries to be largely non-operational for significant periods of time through state and federal mandated, voluntary and recommended shutdowns in an effort to contain the spread of COVID-19. While all states have been impacted by COVID-19, certain geographic regions have been disproportionately impacted either through the spread of the virus or the severity of the mitigation steps taken to control its spread. In addition, the pandemic has resulted in the temporary or permanent closures of many businesses and has given way to the institution of social distancing and other requirements in most states and communities in the United States. Although certain states and the District of Columbia had begun the process of easing their respective restrictions on individuals and businesses, there is material variation in the requirements to lift and reimpose restrictions and the pace at which those restrictions are lifted and reimposed by state and between jurisdictions within a state. In some jurisdictions, increases in new cases of COVID-19 have led to reinstatement of restrictions on individuals and businesses. In addition, as economic activity in the United States slowed further in the second quarter of 2020, unemployment remained elevated. GDP reflected a material decrease of 32.9% in the second quarter of 2020 as over 17 million American workers were unemployed through July 2020. As a result, our business has experienced increases in delinquent loans and PMIERs required assets. In addition, mortgage interest rates have continued to fall, leading to high levels of refinance volume and declines in persistency rates.

We are currently unable to estimate the magnitude of the impact that the pandemic will ultimately have on our business, results of operations and financial condition. While the impact of the developing COVID-19 pandemic is difficult to predict, the related outcomes and impact on our business will depend on the spread and duration of the pandemic, including whether there is a significant resurgence of COVID-19, regulatory and government actions to support housing and the economy, social distancing, the need to reimpose restrictions and other spread mitigating actions, and the shape of the economic recovery. We are continuing to monitor COVID-19 developments, regulatory and government actions including the impact of the CARES Act and programs announced by the GSEs, and the potential financial impacts on our business. To date, we have aligned our business with the temporary origination and servicing guidelines announced by the GSEs and activated our business continuity program by transitioning to a work-from-home virtual workforce, which we expect to maintain until at least January 1, 2021.

We expect that COVID-19 and measures taken to reduce its spread will pervasively impact our business, subjecting us to the following risks:

•

The pandemic has resulted in a material increase in new defaults as borrowers fail to make timely payments on their mortgages, primarily as a result of unemployment and mortgage forbearance programs that allow borrowers to defer mortgage payments. This may impact our business’ ability to remain compliant with the PMIERs financial requirements. We experienced primary new delinquencies of 56,487 during the first six months of 2020 of which 48,373 occurred in the second quarter of 2020. The primary delinquency rate, which includes both new and existing delinquencies, was 5.98% as of June 30, 2020 compared to 1.88% as of June 30, 2019. Approximately 87% of our primary new delinquencies in the second quarter of 2020 and 76% in July 2020 were subject to a forbearance plan. We experienced additional primary new delinquencies of 6,823 during July 2020 with a primary delinquency rate of 5.81% as of July 31, 2020. Of the total number of loans in forbearance, 39% of the borrowers were still making payments, while 61% were reported as delinquent as of July 31, 2020.

•

The pandemic could place a significant strain on the operations and financial condition of mortgage servicers, which could disrupt the servicing or servicing transfers of mortgage loans covered by our insurance policies or result in servicers failing to timely remit premiums and appropriately report the status of loans, including whether the loans are subject to a COVID-19-related forbearance program.

•

We could receive fewer mortgage insurance premiums as a result of loans going into default or be unable to cancel insurance coverage for nonpayment of premiums due to state moratoriums that temporarily suspend such actions by insurers.

•

As a result of COVID-19-related relief programs, we anticipate that defaults related to the pandemic, if not cured or otherwise substantially mitigated, could remain in our defaulted loan inventory for a protracted period of time, potentially resulting in an increased number of claims and higher levels of claim severity for loans that ultimately result in a claim. Historically, forbearance plans such as those put in place as a result of COVID-19 have reduced the incidence of our losses on affected loans. However, given the uncertainty around the long-term impact of COVID-19, it is difficult to predict whether a loan’s delinquency will cure when its forbearance plan ends. The severity of losses associated with loans whose delinquencies do not cure will depend on economic conditions at that time.

•

The extended duration of the COVID-19 pandemic, the resurgence of cases of the disease and the reimposition of restrictions designed to curb its spread could lead to pressure on home prices in addition to elevated unemployment, which could cause additional new delinquencies, as well as potentially result in increased claims and higher levels of claim severity.

•

The GSEs’ business practices and policies have changed in response to COVID-19, with a shift in their primary objectives to supporting borrowers impacted by the pandemic and protecting the ongoing functioning of the United States housing finance system. As the situation continues to evolve, the actions of the FHFA and the GSEs in response to COVID-19 are likely to continue to significantly impact the United States housing finance system. These actions may include additional PMIERs capital requirements or other material restrictions on us. Because private mortgage insurance is an important component of this system, these actions (as well as other governmental actions in response to the pandemic) have had, and may continue to have, an adverse impact on our mortgage insurance operations and performance.

•

The number of home purchases or mortgage refinancings may be materially affected by the impact of the pandemic on general economic conditions, including the unemployment rate and the availability of credit for mortgage loans. In addition, public and private sector initiatives to reduce the transmission of

COVID-19, such as the imposition of restrictions on business activities, may affect the number of new mortgages available for us to insure as real estate markets confront challenges in the mortgage origination and home sale process created by social distancing and other measures. In addition, while originations remained elevated through the first and second quarters of 2020 and are expected to remain strong in the second half of 2020, higher unemployment could reduce the volume of mortgage originations, the need for mortgage insurance and have an adverse effect on home prices, all of which would result in a significant adverse impact to our business, results of operations and financial condition. Social distancing and other measures may also lower home sales and new home constructions, which could result in a significant adverse impact on our business, results of operations and financial condition. Any significant adverse impact to our business, results of operations and financial condition could lead to lower credit ratings and impaired capital, both of which could hinder our businesses from offering their products, preclude them from returning capital to our Parent and our holding company, and thereby harm our liquidity.

•

The models, assumptions and estimates we use to establish loss reserves and claim rates may not be accurate, especially in the event of an extended economic downturn or a period of extreme market volatility and uncertainty such as we are currently experiencing due to COVID-19. For example, the ultimate cure rate for loan defaults resulting from the pandemic may be lower than we have previously experienced in the context of other FEMA-declared emergencies and lower than our expectations. Consequently, the ultimate claim rate may be higher than our expectations.

•

Adverse impacts on capital, credit and reinsurance market conditions, which may limit our ability to issue MILNs or purchase reinsurance on favorable terms or at all, or access traditional financing methods. Such adverse impacts may increase our cost of capital and affect our ability to meet liquidity needs.

•

The rating agencies continually review the financial strength ratings assigned to us, our primary operating subsidiary, GMICO, and our Parent, and the ratings are subject to change. COVID-19 and its impact on our financial condition and results of operations could cause one or more of the rating agencies to downgrade the ratings assigned to one or more of us, GMICO, and our Parent.

Ultimately, the impact of COVID-19 on our business will depend on, among other things: the extent and duration of the pandemic, the severity of the disease and the number of people infected with the virus and whether effective anti-viral treatments or vaccines are developed; the resurgence of cases of the disease and the reimposition of restrictions designed to curb its spread; the effects on the economy of the pandemic and of the measures taken by governmental authorities and other third parties restricting day-to-day life and the length of time that such measures remain in place; governmental and private party programs implemented to assist new and existing borrowers, including programs and policies instituted by the GSEs to assist borrowers experiencing a COVID-19-related hardship such as forbearance plans and suspensions of foreclosure and evictions; and the impact on the mortgage origination market. The level of disruption, the economic downturn, the potential global recession, and the far-reaching effects of COVID-19 could negatively affect our investment portfolio and cause the harms to our business to persist for long periods of time. COVID-19 could also disrupt medical and financial services and has resulted in us practicing social distancing with our employees through office closures, all of which could disrupt our normal business operations. Due to the unprecedented and rapidly changing social and economic impacts associated with COVID-19 on the United States and global economies generally, and in particular on the United States housing, real estate and housing finance markets, there is significant uncertainty regarding the ultimate impact on our business, business prospects, results of operations and financial condition and our estimates or predictions regarding such impact may be materially wrong.

If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.

In furtherance of Fannie Mae and Freddie Mac’s respective charter requirements, each GSE adopted PMIERs effective December 31, 2015. On September 27, 2018, the GSEs issued a newly revised version of the PMIERs, which became effective March 31, 2019. On June 29, 2020, the GSEs issued guidance amending PMIERs further, in light of COVID-19, effective June 30, 2020 (the “PMIERs Amendment”).

The PMIERs include financial requirements for mortgage insurers under which a mortgage insurer’s “Available Assets” (which are generally only the most liquid assets of an insurer) must meet or exceed “Minimum Required Assets” (which are based on an insurer’s RIF and are calculated from tables of factors with several risk dimensions and are subject to a floor amount) and otherwise generally establish when a mortgage insurer is qualified to issue coverage that will be acceptable to the respective GSE for acquisition of Low-Down Payment Loans.

The amount of capital that GMICO may be required to maintain in the future, the “Minimum Required Assets” as defined in PMIERs, and operate our business is dependent upon, among other things: (i) the way PMIERs are applied and interpreted by the GSEs and the FHFA as and after they are implemented; (ii) the future performance of the global economy, including the housing market, and unexpected economic conditions that arise from pandemics, such as COVID-19; (iii) our generation of earnings in our business, “Available Assets” and “Minimum Required Assets,” reducing RIF and reducing delinquencies as anticipated, and writing anticipated amounts and types of new mortgage insurance business; and (iv) our overall financial performance, capital and liquidity levels. Depending on our actual experience, the amount of capital required under PMIERs may be higher than currently anticipated. In the absence of a premium increase for new business, if we hold more capital relative to insured loans, our returns will be lower. We may be unable to increase premium rates for various reasons, principally due to competition. Our inability, on the other hand, to increase the capital as required in the anticipated timeframes and on the anticipated terms, and to realize the anticipated benefits, could have a material adverse impact on our business, results of operations and financial condition. More particularly, our ability to continue to meet the PMIERs financial requirements and maintain a prudent amount of capital in excess of those requirements, given the dynamic nature of asset valuations and requirement changes over time, is dependent upon, among other things: (i) our ability to complete CRT transactions on our anticipated terms and timetable, which, as applicable, are subject to market conditions, third-party approvals and other actions (including approval by regulators and the GSEs), and other factors that are outside of our control and (ii) our ability to contribute holding company cash or other sources of capital to satisfy the portion of the financial requirements that are not satisfied through these transactions. See “—CRT transactions may not be available, affordable or adequate to protect us against losses.” The GSEs may amend or waive PMIERs at their discretion, and also have broad discretion to interpret PMIERs, which could impact the calculation of our “Available Assets” and/or “Minimum Required Assets.”

The PMIERs Amendment implemented both permanent and temporary revisions to PMIERs. For loans that became non-performing due to a COVID-19 hardship, PMIERs was temporarily amended with respect to each non-performing loan that (i) has an initial missed payment occurring on or after March 1, 2020 and prior to January 1, 2021 or (ii) is subject to a forbearance plan granted in response to a COVID-19 hardship, the terms of which are materially consistent with terms of forbearance plans offered by the GSEs. The risk-based required asset amount factor for the non-performing loan will be the greater of (a) the applicable risk-based required asset amount factor for a performing loan were it not delinquent, and (b) the product of a 0.30 multiplier and the applicable risk-based required asset amount factor for a non-performing loan. In the case of (i), the 0.30 multiplier will be applicable for up to four calendar months from the date of the initial missed payment absent a forbearance plan described in (ii) above. The PMIERs Amendment also imposes temporary capital preservation provisions through March 31, 2021, that require an approved insurer to obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer has a surplus of available assets. Therefore, the PMIERs Amendment may restrict or prevent GMICO from paying us dividends. See “—Risks Relating to Our Business—We are a holding company, and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations” and “Regulation—Agency Qualification Requirements.” It is unclear what, if any, further actions the GSEs may take in the event COVID-19 hardships continue through 2020 and into 2021. If the temporary provisions of the PMIERs Amendment are not extended to include new delinquencies occurring on or after January 1, 2021, or borrower forbearance plans are not extended beyond twelve months, it could have a material effect on our business, results of operations and financial condition.

The PMIERs Amendment additionally imposes permanent revisions to the risk-based required asset amount factor for non-performing loans for properties located in future FEMA-Declared Major Disaster Areas eligible for individual assistance. See “—If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.”

Our assessment of PMIERs compliance is based on a number of factors, including our understanding of the GSEs’ interpretation of the PMIERs financial requirements. Although we believe we have sufficient capital as required under PMIERs and we remain an approved insurer, there can be no assurance these conditions will continue. The GSEs require our mortgage insurance subsidiaries to maintain a maximum statutory RTC ratio of 18:1 or they reserve the right to reevaluate the amount of PMIERs credit for reinsurance indicated in their approval letters. There can be no assurance we will continue to meet the conditions contained in the GSE letters approving credit for reinsurance against PMIERs financial requirements. Freddie Mac has also imposed additional requirements on our option to commute these reinsurance agreements. Both GSEs reserved the right to periodically review the reinsurance transactions for treatment under PMIERs. If we are unable to continue to meet PMIERs requirements as interpreted or amended by the GSEs, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.

Additionally, compliance with PMIERs requires us to seek the GSEs’ prior approval before taking many actions, including implementing certain new products or services, entering into inter-company agreements among others and, in response to COVID-19, at least through March 31, 2021, paying any dividends, pledging or transferring assets to an affiliate. PMIERs’ prior approval requirements could prohibit, materially modify or delay us in our intended course of action. For example, in connection with the AXA Settlement (as defined herein), our Parent has pledged 19.9% of our common stock held by GHI to secure the Promissory Note (as defined herein). If our Parent defaulted on its covenants or other obligations under the Promissory Note (as defined herein) and AXA S.A. (“AXA”) desired to foreclose on such pledge, in addition to AXA obtaining NCDOI approval for the transfer, we would need to obtain GSE approval prior to the transfer of any shares under the Promissory Note (as defined herein). See “Risks Relating to Our Continuing Relationship with Our Parent—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us” and “Risks Relating to Our Continuing Relationship with Our Parent—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.” Further, the GSEs may modify or change their interpretation of terms they require us to include in our mortgage insurance coverage for loans purchased by them, requiring us to modify our terms of coverage or operational procedures to remain an approved insurer, and such changes could have a material adverse impact on our business, results of operations and financial condition. It is possible the GSEs could, in their own discretion, require additional limitations and/or conditions on certain of our activities and practices that are not currently in the PMIERs for us to remain an approved insurer.

In connection with and subsequent to the issuance of our $750 million aggregate principal amount of Senior Notes due 2025 (the “2025 Senior Notes”), we have been engaged in discussions with the GSEs and FHFA to address certain GSE objectives. As part of these discussions, we have committed in principle to initially retain $300 million of the net proceeds from the offering of our 2025 Senior Notes for general corporate purposes, including to pay interest on the 2025 Senior Notes, and for potential capital contributions to support GMICO. We distributed $437 million of the net proceeds to GHI at the closing of the offering of our 2025 Senior Notes. Pursuant to the AXA Settlement, GHI intends to repay or reduce upcoming debt maturities in an amount equal to the net proceeds of the offering of our 2025 Senior Notes (less certain amounts held back to fund interest payments and offering costs and expenses). In addition, GMICO agreed in principle to maintain, effective as of the closing of the offering of our 2025 Senior Notes, PMIERs capital at a level of 115% of the current requirements. See “Regulation—Agency Qualification Requirements.” We and our Parent have also committed to submit a plan to the GSEs to achieve the GSE objectives. Following the submission of this plan and as a result of our ongoing discussions (the outcome of which we cannot predict at this time), the GSEs may include additional or different conditions to those described above, which individually or in the aggregate may be material. Additional requirements or conditions imposed by the GSEs could limit our operating flexibility and the areas in which we may write new business and may adversely impact our competitive position and our business, the ability of our subsidiaries to pay dividends and our ability to pay down debts. See “Regulation—Agency Qualification Requirements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Conditions.”

A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.

Losses in our mortgage insurance business generally result from events, such as a borrower’s reduction of income, unemployment, underemployment, divorce, illness, inability to manage credit, or a change in interest rate levels or home values, that reduce a borrower’s willingness or ability to continue to make mortgage payments. Rising unemployment rates and deteriorations in economic conditions for extended periods of time, including as a result of COVID-19, across the United States or in specific regional economies, generally increase the likelihood of borrower defaults. See “—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic.” An increase in interest rates typically leads to higher monthly payments for borrowers with existing adjustable rate mortgages (“ARMs”) and could materially impact the cost and availability of refinance options for borrowers. See “—Interest rates and changes in rates could materially adversely affect our business, results of operations and financial condition.” A decline in home values typically makes it more difficult for borrowers to sell or refinance their homes, generally increasing the likelihood of a default followed by a claim if borrowers experience job losses or other life events that reduce their incomes or increase their expenses. In addition, declines in home values may also decrease the willingness of borrowers with sufficient resources to make mortgage payments when their mortgage balances exceed the values of their homes. Declines in home values typically increase the severity of any claims we may pay. Any of these events may have a material adverse effect on our business, results of operations and financial condition.

Housing values could also decline due to specific trends that would affect the housing and mortgage markets, such as decreased demand for homes, including as a result of social distancing and other measures put in place as a result of COVID-19, changes in homebuyers’ expectations for potential future home value appreciation, increased restrictions or costs for obtaining mortgage credit due to tightened underwriting standards, tax policy, regulatory developments, higher interest rates and customers’ liquidity issues. Declining housing values may impact the effectiveness of our loss management programs, eroding the value of mortgage collateral and reducing the likelihood that properties with defaulted mortgages can be sold for an amount sufficient to offset unpaid principal and interest losses.

The amount of the loss we suffer, if any, depends in part on whether the home of a borrower who defaults on a mortgage can be sold for an amount that will cover the unpaid principal balance, interest and the expenses of the sale. In previous economic slowdowns in the United States, we experienced a pronounced weakness in the housing market, as well as declines in home prices. These economic slowdowns and the resulting impact on the housing market drove historic levels of delinquencies. Any delays in foreclosure processes, including foreclosure moratoriums imposed by state and local governments due to COVID-19, could cause our losses to increase as expenses accrue for longer periods or if the value of foreclosed homes further decline during such delays. If we experience an increase in the number or the cost of delinquencies that are higher than expected, our business, results of operations and financial condition could be adversely affected.

We establish loss reserves when we are notified that an insured loan is in default, based on management’s estimate of claim rates and claim sizes, which are subject to uncertainties and are based on assumptions about certain estimation parameters that may be volatile. As a result, the actual claim payments we make may materially differ from the amount of our corresponding loss reserves.

Our practice, consistent with industry practice and statutory accounting principles (“SAP”) applicable to insurance companies, is to establish loss reserves in our consolidated GAAP financial statements based on claim rates and severity for loans that servicers have reported to us as being in default, which is typically after the second missed payment. We also establish incurred but not reported (“IBNR”) reserves for estimated losses incurred on loans in default that have not yet been reported to us by the servicers.

The establishment of loss and IBNR reserves is subject to inherent uncertainty and requires significant judgment and numerous assumptions by management, thus our loss estimates may vary widely from quarter to quarter. We estimate IBNR reserves by analyzing historical lags in default reporting to determine a specific number of IBNR claims in each reporting period, and we establish loss reserves using our best estimates of claim rates and severity to estimate the ultimate losses on loans reported to us as being in default as of the end of each reporting period. The sources of uncertainty affecting the estimates include both internal and external factors. Internal factors include, but are not limited to, changes in the mix of exposures, loss mitigation activities and claim settlement practices. Significant external factors include changes in general economic conditions, including home prices, unemployment/underemployment, interest rates, government housing policies, government and GSE loss mitigation and mortgage forbearance programs, state foreclosure timelines, GSE and state foreclosure moratoriums and types of mortgage products. Because these factors are not known in advance, change over time, are difficult to accurately predict and are inherently uncertain, we cannot determine with precision the ultimate amounts we will pay for actual claims or the timing of those payments. Even in a stable economic environment, the actual claim payments we make may be substantially different and even materially exceed the amount of our corresponding loss and IBNR reserves for such claims.

In addition, sudden and/or unexpected deterioration of economic conditions, including as a result of COVID-19, may cause our estimates of loss reserves to be materially understated. Our results of operations, financial condition and liquidity could be adversely impacted if, and to the extent, our actual losses are greater than our loss and IBNR reserves.

As of June 30, 2020, we had established loss reserves and reported losses incurred for 53,587 primary loans in our delinquency inventory. We expect that delinquencies will increase from that level as a result of COVID-19, including as a result of the increase in unemployment associated with changes in consumer behavior and initiatives intended to reduce the transmission of COVID-19. As a result, we expect our losses incurred and loss reserves to increase in future periods. The impact of COVID-19 on the number of delinquencies, our losses incurred and loss reserves will be influenced by various factors, including those discussed in our risk factor titled “—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic.”

Further, consistent with industry practice, our reserving method does not take account of losses that could occur from insured loans that are not in default. Thus, future potential losses that may develop from loans not currently in default are not reflected in our financial statements, except in the case where we are required to establish a premium deficiency reserve. As a result, future losses on loans that are not currently in default may have a material impact on our results of operations, financial condition and liquidity if, and when, such losses emerge.

We regularly review our reserves and associated assumptions as part of our ongoing assessment of our business performance and risks. If we conclude that our reserves are insufficient to cover actual or expected claim payments as a result of changes in experience, assumptions or otherwise, we would be required to increase our reserves and incur charges in the period in which we make the determination. The amounts of such increases may be significant and this could materially adversely affect our results of operations, financial condition and liquidity. For additional information on reserves, including the financial impact of some of these risks, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Accounting Standards.”

If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.

We employ models to, among other uses, price our mortgage insurance products, calculate reserves, value assets and generate projections used to estimate future pre-tax income, as well as to evaluate risk, determine internal capital requirements and perform stress testing. These models rely on estimates and projections that are inherently uncertain, may use data and/or assumptions that do not adequately reflect recent experience and relevant industry data, and may not operate as intended. The models require accurate data, including financial statements, credit reports or other financial information, and reliance on such data could result in unexpected losses, reputational damage or other effects that could have a material adverse effect on our business, results of operations and financial condition. In addition, if any of our models contain programming or other errors, are ineffective, use data provided by third parties that is incorrect, or if we are unable to obtain relevant data from third parties, our processes could be negatively affected. The models may prove to be less predictive than we expect for a variety of reasons, including economic conditions that develop differently than we forecast, unexpected economic and unemployment conditions that arise from pandemics such as COVID-19, changes in the law or in the PMIERs, issues arising in the construction, implementation, interpretation or use of the models or other programs, the use of inaccurate assumptions or use of short-term financial metrics that do not reveal long-term trends. The global nature of the COVID-19 pandemic, which resulted in FEMA-declared emergencies in all 50 states and the District of Columbia, is unprecedented and results in a lack of comparable data inputs for our models. As a result, our expectations based on our models may vary from our experiences in the context of other historical FEMA-declared emergencies that have been more localized. For example, the ultimate cure rate for loan defaults resulting from the pandemic may be lower than we have previously experienced in the context of other FEMA-declared emergencies and lower than our expectations. See “—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic.” The limitations of our models may be material and could lead us to make wrong or sub-optimal decisions in aspects of our business, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, from time to time we seek to improve our actuarial and financial models, and the conversion process may result in material changes to assumptions and financial results. The models we employ are complex, which increases our risk of error in their design, implementation or use. The associated input data, assumptions and calculations, and the controls we have in place to mitigate these risks may not be effective in all cases. The risks related to our models often increase when we change assumptions and/or methodologies, add or change modeling platforms, or implement model changes under time constraints. These risks are exacerbated when the process for assumption changes strains our overall governance and timing around our financial reporting. We intend to continue developing our modeling capabilities. During or after the implementation of these enhancements, we may discover errors or other deficiencies in existing models, assumptions and/or methodologies. For example, in the future we may either use additional, more granular information we expect to receive through enhancements in our reserving model or we may employ more simplified reserving approaches, and either approach may cause us to refine or otherwise change existing assumptions and/or methodologies and thus associated product pricing and reserve levels, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Competition within the mortgage insurance industry could result in the loss of market share, loss of customers, lower premiums, wider credit guidelines and other changes that could have a material adverse effect on our business, results of operations and financial condition.

The United States private mortgage insurance industry is highly competitive. We believe the principal competitive factors in the sale of our products are price, reputation, customer relationships, financial strength ratings and service.

There are currently six active mortgage insurers in the United States, including us. Competition on price remains highly competitive. We monitor various competitive, risk and economic factors while seeking to balance both profitability and market share considerations in developing our pricing strategies. We have at times and may again in the future reduce certain of our rates, which will reduce and has reduced our premium yield (net premiums earned divided by the average IIF) over time as older mortgage insurance coverage with higher premium rates run off and new mortgage insurance coverage with lower premium rates are written. In addition, as a result of the current macroeconomic environment and the COVID-19 pandemic, we have implemented pricing changes that we believe align our risk and return profile. See “—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic.”

By mid-2019, the use of proprietary risk-based pricing models became widespread. As opposed to traditional rate card pricing, mortgage insurance premium rates in these risk-based plans are visible only to customers and cannot be seen by competitors. Mortgage insurance companies may view this lack of transparency as a means to gain market share by lowering price. Lack of pricing transparency could cause other mortgage insurance companies to respond aggressively and cause further lowering of premiums. However, risk-based plans are designed to also allow mortgage insurers to price risk more effectively and provide the ability to manage the credit risk and geographic makeup of their NIW.

In addition, not all of our mortgage insurance products have the same return on capital profile. To the extent that some of our competitors are willing to set lower pricing and accept lower returns than we find acceptable, we may lose business opportunities, and this may affect our overall business relationship with certain customers. If we, in response to competitor actions, lower pricing on these products, we will experience a similar reduction in returns on capital. Depending upon the degree to which we undertake or match such pricing practices, there may be a material adverse impact on our business, results of operations and financial condition.

One or more of our competitors may seek to capture increased market share by reducing pricing, offering alternative coverage and product options, loosening their underwriting guidelines or relaxing risk management policies, any of which could improve their competitive positions in the industry and negatively impact our ability to achieve our business goals. Specifically, such competitive moves could result in a loss of customers, require us to lower premiums or adopt riskier credit guidelines in order to remain competitive, or implement other changes that could lower our revenues, increase the risk of the loans we insure or increase our expenses. If we are unable to compete effectively against our competitors and attract and retain our target customers, our revenue may be adversely impacted, which could adversely impact our financial condition, results of operations and ability to grow our business.

Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.

The requirements and practices of the GSEs impact the operating results and financial performance of GSE-approved insurers, including us. Changes in the charters or business practices of either Fannie Mae or Freddie Mac could materially reduce the number of mortgages they purchase that are insured by us and consequently diminish our business valuation. The GSEs could be directed to make such changes by the FHFA, which was appointed as their conservator in September 2008 and has the authority to control and direct the operations of the GSEs.

With the GSEs in a prolonged conservatorship, there has been ongoing debate over the future role and purpose of the GSEs in the United States housing market. Congress may legislate, or the administration may implement through administrative reform, structural and other changes to the GSEs and the functioning of the secondary mortgage market. Since 2011, there have been numerous legislative proposals intended to incrementally scale back the GSEs (such as a statutory mandate for the GSEs to transfer mortgage credit risk to the private sector) or to completely reform the United States housing finance system. Congress, however, has not enacted any legislation to date. The proposals vary as to the government’s role in the housing market, and more specifically, with regard to the existence of an explicit or implicit government guarantee.

Recently there has been an increased focus on and discussion of administrative reform independent of legislative action. Between FHFA and the United States Treasury Department (the “Treasury Department”), they possess significant capacity to effect administrative GSE reforms. On September 5, 2019, the Treasury Department released its Housing Reform Plan that included a compilation of legislative and administrative recommendations for reforms to achieve the goals of (i) ending the conservatorships of the GSEs, (ii) advancing competition in the housing finance market, (iii) setting regulations for the GSEs that provide for their safety and soundness and limit their risk to the financial stability of the United States and (iv) providing proper compensation to the United States government for any explicit or implicit support it provides to the GSEs. Additionally, the Director of the FHFA has publicly stated his priority for exiting the GSEs from conservatorship. In conjunction with preparing to release the GSEs from conservatorship, the FHFA has also indicated the possibility of amending the Preferred Stock Purchase Agreements (“PSPAs”) that the GSEs have with the Treasury Department or pursuing consent orders, to place continuing restrictions on the GSEs post conservatorship. If the PSPAs or the FHFA consent orders include restrictions on the loans purchased by the GSEs, our mortgage insurance business could decline. In May 2020, the FHFA also issued a notice of proposed rulemaking to impose a new capital framework on the GSEs, including risk-based and leverage capital requirements and capital buffers in excess of regulatory minimums that can be drawn down in periods of financial stress (the “Proposed Framework”). This rulemaking is part of the process to potentially end the conservatorships of the GSEs. The Proposed Framework is subject to public notice and comment, and has yet to be finalized. If finalized as proposed, the Proposed Framework is expected to require the GSEs to hold significantly higher amounts of capital than under current requirements. Additionally, the Supreme Court of the United States will hear challenges in the fall 2020 term to the FHFA’s single director structure and the Treasury Department’s net worth sweep under the PSPA, with decisions not likely until the spring 2021 term, which could impact the federal government’s efforts to reform the federal housing system, including exiting the GSEs from conservatorship.

If any GSE reform is adopted, whether through legislation or administrative action, it could impact the current role of private mortgage insurance as credit enhancement, including its reduction or elimination, which would have an adverse effect on our business, revenue, results of operations and financial condition. At present, it is uncertain what role private capital, including mortgage insurance, will play in the United States residential housing finance system in the future or the impact any changes to that system could have on our business. Any changes to the charters or statutory authorities of the GSEs would require congressional action to implement. Passage and timing of any comprehensive GSE reform or incremental change (legislative or administrative) is uncertain, making the actual impact on us and our industry difficult to predict. Any such changes that come to pass could have a material adverse impact on our business, results of operations and financial condition.

In recent years, the FHFA has set goals for the GSEs to transfer significant portions of the GSEs’ mortgage credit risk to the private sector. This mandate builds upon the goals set in each of the last five years for the GSEs to increase the role of private capital by experimenting with different forms of transactions and structures. We have participated in these CRT programs developed by Fannie Mae and Freddie Mac on a limited basis. In 2018, Fannie Mae and Freddie Mac announced the launch of limited pilot programs, Integrated Mortgage Insurance (“IMAGIN”) and Enterprise Paid Mortgage Insurance (“EPMI”), respectively, as alternative ways for lenders to sell to the GSEs loans with LTV ratios greater than 80%. These investor-paid mortgage insurance programs, in which insurance is acquired directly by each GSE, have many of the same features and represent an alternative to traditional private mortgage insurance products that are provided to individual lenders. Participants in IMAGIN and EPMI are not subject to compliance with the current PMIERs, a disparity that may create a competitive disadvantage for private mortgage insurers if these pilot programs are expanded. To the extent these credit risk products evolve in a manner that displaces primary mortgage insurance coverage, the amount of insurance we write may be reduced. It is difficult to predict the impact of alternative CRT products, if any, that are developed to meet the goals established by the FHFA. In addition, the FHFA’s Proposed Framework may impact the CRT programs developed by Fannie Mae and Freddie Mac and/or the role of private mortgage insurance as credit enhancement by potentially accelerating the recent diversification of the GSE’s risk transfer programs to encompass a broader array of instruments, beyond private mortgage insurance.

Fannie Mae and Freddie Mac also possess substantial market power, which enables them to influence our business and the mortgage insurance industry in general. Although we actively monitor and develop our relationships with Fannie Mae and Freddie Mac, a deterioration in any of these relationships, or the loss of business or opportunities for new business, could have a material adverse effect on our business, results of operations and financial condition.

The amount of mortgage insurance we write could decline significantly if alternatives to private mortgage insurance are used or lower coverage levels of mortgage insurance are selected.

There are a variety of alternatives to private mortgage insurance that may reduce the amount of mortgage insurance we write. These alternatives include:

•

originating mortgages that consist of two simultaneous loans, known as “simultaneous seconds” comprising a first mortgage with a LTV ratio of 80% and a simultaneous second mortgage for the excess portion of the loan, instead of a single mortgage with a LTV ratio of more than 80%;

•	using government mortgage insurance programs;

•	holding mortgages in the lenders’ own loan portfolios and self-insuring;

•	using programs, such as those offered by Fannie Mae and Freddie Mac, requiring lower mortgage insurance coverage levels;

•	originating and securitizing loans in MBS whose underlying mortgages are not insured with private mortgage insurance or which are structured so that the risk of default lies with the investor; and

•	using risk-sharing insurance programs, credit default swaps or similar instruments to transfer credit risk on mortgages.

The degree to which lenders or borrowers may select these alternatives now, or in the future, is difficult to predict. The performance and resiliency of the private mortgage insurance industry through COVID-19 could impact the perception of the industry and private mortgage insurance execution as the primary choice of first-loss credit protection, which could influence the popularity of alternative forms of mortgage insurance in the future. As one or more of the alternatives described above, or new alternatives that enter the market, are chosen over private mortgage insurance, our revenues could be adversely impacted. The loss of business in general or the specific loss of more profitable business could have a material adverse effect on our business, results of operations and financial condition.

Our reliance on customer relationships could cause us to lose significant sales if one or more of those relationships terminate or are reduced.

Our business depends on our relationships with our customers, including relationships with large lending customers. Our largest customer accounted for 16% of our total NIW during 2019 and our top five customers generated 32% of our NIW during 2019. Our inability to maintain our relationship with one or more of these customers could have an adverse impact on our NIW in the future. See “—Changes in the composition of our business or undue concentration by customer, geographic region or product type may adversely affect us by increasing our exposure to adverse performance of a small segment of our overall business.” Our customers place insurance with us directly on loans they originate and indirectly through purchases of loans that already have our mortgage insurance coverage. Our relationships with our customers may influence both the amount of business they do with us directly and their willingness to continue to approve us as a mortgage insurance provider for loans that they purchase. Maintaining our business relationships and business volumes with our largest lending customers remains critical to the success of our business.

We cannot be certain that any loss of business from significant customers, or any single customer, would be replaced by business from other customers, existing or new. As a result of market conditions or changed regulatory requirements, our lending customers may decide to write business only with a limited number of mortgage insurers or only with certain mortgage insurers, based on their views with respect to an insurer’s pricing, service levels, underwriting guidelines, loss mitigation practices, financial strength, ratings, mechanisms of credit enhancements or other factors, including our customers’ perceptions of the strength of our Parent and its other subsidiaries. See “—Our brand, reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.”

Changes in the composition of our business or undue concentration by customer, geographic region or product type may adversely affect us by increasing our exposure to adverse performance of a small segment of our overall business.

Our largest customer accounted for 16% of our total NIW during 2019. No other customer exceeded 10% of our NIW during 2019 and one customer, at 10.08%, accounted for more than 10% of our NIW during 2018 and no single customer exceeded 10% of our NIW in 2017. Additionally, no customer had earned premiums that accounted for more than 10% of our total revenues for the years ended December 31, 2019 and 2018. Changes in our ability to attract and retain a diverse customer base, and avoid undue concentration by geographic region, customer or product type may adversely affect our business, results of operations and financial condition.

In the past, regional housing markets have experienced changes in home prices and unemployment at different rates and to different extents. In addition, certain geographic regions have experienced local recessions, falling home prices and rising unemployment based on economic conditions that did not impact, or impacted to a lesser degree, other geographic regions or the overall United States economy. See “—A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.” Geographic concentration in our mortgage portfolio therefore increases our exposure to losses due to localized economic conditions. This risk may be exacerbated by a disproportionate impact of COVID-19 in certain regions of the country. We seek to diversify our insured loan portfolio geographically; however, customer concentration might lead to concentrations in specific regions in the United States. If we do not adequately maintain the geographic diversity of our portfolio, we could be exposed to greater losses. Also, customer concentration may adversely affect our financial condition if a significant customer chooses to increase its use of other mortgage insurers, merges with a competitor or exits the mortgage finance business, chooses alternatives to mortgage insurance, or experiences a decrease in their business. For a more detailed discussion regarding the risk of customer concentration, see “—Our reliance on customer relationships could cause us to lose significant sales if one or more of those relationships terminate or are reduced.”

Prior to COVID-19, traditional measures of credit quality, such as credit score and whether a loan had a prior delinquency were most predictive of new delinquencies. Because the COVID-19 pandemic has affected a broad portion of the population, attribution analysis of second quarter of 2020 new delinquencies revealed that additional factors rose in significance, such as a higher debt to income ratio, geographies more affected by the virus or with a higher concentration of affected industries, loan size and servicer process differences. Although we attempt to incorporate these higher expected claim rates into our models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses under our current underwriting requirements.

Our risk management programs may not be effective in identifying or adequate in controlling or mitigating the risks we face.

We have developed risk management programs that include risk appetite, limits, identification, quantification, governance, policies and procedures and seek to appropriately identify, monitor, measure, control, mitigate and report the types of risks to which we are subject. We regularly review our risk management programs and work to update them on an ongoing basis to be consistent with then current best market practices. However, our risk management programs may not fully control or mitigate all the risks we face or anticipate all potential material negative events.

Many of our methods for managing certain financial risks (e.g., credit, market and insurance risks) are based on observed historical market behaviors and/or historical, statistically-based models. Historical measures may not accurately predict future exposures, which could be significantly greater than historical measures have indicated. We have also established internal risk limits based upon these historical, statistically-based models and we monitor compliance with these limits. Our internal risk limits may be insufficient and our monitoring may not detect all violations (inadvertent or otherwise) of these limits. Other risk management methods are based on our evaluation of information regarding markets, customers and customer behavior, macroeconomic and environmental conditions, pandemics such as COVID-19, catastrophic occurrences and potential changing paradigms that are publicly available or otherwise accessible to us. See “Business—Risk Management.” This collective information may not always be accurate, complete, up to date or properly considered, interpreted or evaluated in our analyses. Moreover, the models and other parts of our risk management programs we rely on in managing various aspects of our business may prove to be less predictive than we expect. See “—If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.” The limitations of our models and other parts of our risk management programs may be material, and could lead us to make wrong or sub-optimal decisions in managing our risk and other aspects of our business, either of which could have a material adverse effect on our business, results of operations, and financial condition.

Management of operational, legal, franchise and regulatory risks requires, among other things, methods to appropriately identify all such key risks, systems to record incidents and policies and procedures designed to mitigate, detect, record and address all such risks and occurrences. Management of technology risks requires methods to ensure our systems, processes and people are maintaining the confidentiality, availability and integrity of our information, ensuring technology is enabling our overall strategy, and our ability to comply with applicable laws and regulations. If our risk management framework does not effectively identify, measure and control our risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

We employ various strategies, including CRT transactions, which include traditional reinsurance and the issuance of MILNs, to mitigate financial risks inherent in our business and operations. Such transactions may not always be available to us, but when they are, they subject us to counterparty credit risk. The execution of these strategies also introduces operational risks and considerations. Developing effective strategies for dealing with these risks is a complex process, and no strategy can fully insulate us from those financial risks. See “—CRT transactions may not be available, affordable or adequate to protect us against losses” and “—Defaults by counterparties to our CRT transactions or defaults by us on agreements we have with these counterparties, may expose us to risks we sought to mitigate, which could have a material adverse effect on our business, results of operations and financial condition.”

We may choose to retain certain levels of financial and/or non-financial risk, even when it is possible to mitigate these risks. The decision to retain certain levels of financial risk is predicated on our belief that the expected future returns that we will realize from retaining the risk, in relation to the level of risk retained, is favorable, but our expectations may be incorrect and we may incur material losses or suffer other adverse consequences that arise from the retained risk.

Our performance is highly dependent on our ability to manage risks that arise from day-to-day business activities, including underwriting, claims processing, administration and servicing, execution of our investment strategy, actuarial estimates and calculations, financial and tax reporting and other activities, many of which are very complex. We seek to monitor and control our exposure to risks arising out of or related to these activities through a variety of internal controls, management review processes and other mechanisms. However, the occurrence of unforeseen events, such as COVID-19, or the occurrence of events of a greater magnitude than expected, including those arising from inadequate or ineffective controls, a failure in processes, procedures or systems implemented by us or a failure on the part of employees upon which we rely, may have a material adverse effect on our business, results of operations and financial condition.

Past or future misconduct by our employees or employees of our vendors or suppliers could result in violations of laws by us, regulatory sanctions against us and/or serious reputational, legal or financial harm to our business, and the precautions we employ to prevent and detect this activity may not be effective in all cases. Although we employ controls and procedures designed to monitor the business decisions and activities of these individuals to prevent us from engaging in inappropriate activities, excessive risk taking, fraud or security breaches, these individuals may undertake these activities or risks regardless of our controls and procedures and such controls and procedures may fail to detect all such decisions and activities. Our compensation policies and procedures are reviewed by us as part of our overall risk management program, but it is possible that such compensation policies and practices could inadvertently incentivize excessive or inappropriate risk taking. If these individuals take excessive or inappropriate risks, those risks could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

The extent of the benefits we realize from loss mitigation actions or programs in the future may be limited compared to years past.

As part of our loss mitigation efforts, we periodically investigate insured loans and evaluate the related servicing to ensure compliance with applicable guidelines and to detect possible fraud or misrepresentation. As a result, we have rescinded, and may in the future rescind, coverage on loans that do not meet our guidelines. In the past, we recognized significant benefits from taking action on these investigations and evaluations under our master policies. However, the PMIERs rescission relief principles, which have been incorporated into our mortgage insurance policies since 2014, limit our rescission rights for underwriting defects, misrepresentation, and in other circumstances, such as in cases where the borrower makes a certain number of timely mortgage payments. Therefore, we may not recognize the same level of future benefits from rescission actions as we have in years prior to 2014, potentially resulting in higher losses than under our older master policies. In addition, our rescission rights have temporarily become more limited due to accommodations we have made in connection with COVID-19. On April 17, 2020, we announced that we will not make loans ineligible for rescission relief in certain circumstances where the failure to make payments was associated with a COVID-19-related forbearance.

The mortgage finance industry (with government support) has adopted various programs to modify delinquent loans to make them more affordable to borrowers with the goal of reducing the number of foreclosures. Our master policies contain covenants that require cooperation and loss mitigation by the insured. The effect on us of a loan modification depends on re-default rates, which can be affected by factors such as changes in home values and unemployment. Our estimates of the number of loans qualifying for modification programs is based on management’s judgment as informed by past experience and current market conditions but are inherently uncertain. We cannot predict what the actual volume of loan modifications will be or the ultimate re-default rate, and therefore, we cannot be certain whether these efforts will provide material benefits to us.

Interest rates and changes in rates could materially adversely affect our business, results of operations and financial condition.

Declining interest rates historically have increased the rate at which borrowers refinance their existing mortgages, thereby resulting in cancellations of the mortgage insurance covering existing loans. Historically, declining interest rates have also contributed to home price appreciation, which may provide borrowers with the option of cancelling mortgage insurance coverage earlier than we anticipated when we priced that coverage. These cancellations could have a material adverse effect on our business, results of operations and financial condition. In addition, as a result of declining interest rates since the onset of COVID-19, our business has begun to experience declines in persistency rates. For example, our persistency rate was 67% as of June 30, 2020, compared to 78% as of December 31, 2019. Lower persistency rates result in reduced IIF and premiums from monthly policies, which could have a significant impact on our results of operations. The impact of COVID-19 on our business is difficult to predict and will depend on a variety of factors, such as the duration of the pandemic and the shape of economic recovery among other mitigation actions; however, it is possible that the effects of COVID-19 could have a material adverse effect on our business, results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Conditions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Key Metrics.”

Rising interest rates generally reduce the volume of new mortgage originations and refinances. A decline in the volume of new or refinance mortgage originations would have an adverse effect on our NIW. Rising interest rates also can increase the monthly mortgage payments for insured homeowners with ARMs that could have the effect of increasing default rates on ARM loans, thereby increasing our exposure on our mortgage insurance coverage. Higher interest rates can lead to an increase in defaults as borrowers at risk of default will find it harder to qualify for a replacement loan.

In addition, interest rate fluctuations could also have an adverse effect on the results of our investment portfolio. During periods of declining market interest rates, the interest we receive on variable interest rate investments decreases. In addition, during those periods, we reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit investment grade instruments to maintain comparable returns. Issuers of fixed-income securities may also decide to prepay their obligations in order to borrow at lower market rates, which exacerbates the risk that we have to invest the cash proceeds of these securities in lower-yielding or lower-credit investment grade instruments. During periods of increasing interest rates, market values of lower-yielding instruments will decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” for additional information about interest rate risk.

We may be unable to maintain or increase the capital needed in our business in a timely manner, on anticipated terms or at all, including through improved business performance, CRT transactions, securities offerings or otherwise, in each case as and when required.

We may require incremental capital to support our growth and to meet regulatory or GSE capital requirements, to comply with rating agency criteria to maintain ratings, to repay our debt and to operate and meet unexpected cash flow obligations. If we need additional capital in the future, we may not be able to fund or raise the required capital as and when required and the amount of capital required may be higher than anticipated. Additionally, as a result of the AXA Settlement (as defined herein), we may need to receive consent from AXA to retain any funds required to be raised to meet our capital needs above certain thresholds during the term of the Promissory Note (as defined herein). Our inability to fund or raise the capital required in the anticipated timeframes and on the anticipated terms, could have a material adverse impact on our business, results of operations and financial condition, including causing us to reduce our business levels or be subject to a variety of regulatory actions.

As of June 30, 2020, we met the PMIERs financial and operational requirements, based in part on our entry into a series of traditional reinsurance transactions together with our inaugural MILN transaction in 2019, and currently hold a reasonable amount in excess of the PMIERs financial requirements then in effect. In addition, pursuant to existing PMIERs requirements and industry application, our PMIERs sufficiency ratio and excess available assets above PMIERs requirements for the first and second quarters of 2020 both benefitted from the application of a 0.30 multiplier to the risk-based required asset amount factor for certain non-performing loans. The GSEs released an amendment to PMIERs, effective June 30, 2020, providing relief to non-performing loans experiencing hardship as a result of COVID-19. See “Regulation—Agency Qualification Requirements.” In order to continue to provide a prudent level of financial flexibility in connection with the current PMIERs capital requirements, and given the dynamic nature of asset and liability valuations and requirement changes over time, we expect that we will need to execute future transactions, including additional CRT transactions and other transactions with third parties to provide additional capital.

However, the implementation of any further CRT transactions or other transactions with third parties to provide additional capital depends on a number of factors, including but not limited to: market conditions, necessary third-party approvals (including approval by regulators and the GSEs) and other factors that are outside of our control. Therefore, we cannot be sure we will be able to implement successfully these actions on the timetable and terms acceptable to us or at all or achieve the anticipated benefits. We also cannot be sure we will be able to meet any additional capital requirements imposed by regulators or the GSEs. See “—CRT transactions may not be available, affordable or adequate to protect us against losses” and “—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”

CRT transactions may not be available, affordable or adequate to protect us against losses.

As part of our overall risk and capital management strategy, we use CRT transactions. These transactions enable our mortgage insurance business to transfer risks in exchange for some of the associated economic benefits and, as a result, improve our PMIERs and other regulatory RTC measurements and manage risk to within our anticipated tolerance level. See “Business—Credit Risk Transfer.”

The availability and cost of CRT transactions may be impacted by conditions beyond our control, such as market conditions that result in higher rates of unemployment or a significant negative impact on the United States housing market, including those caused by COVID-19. For example, CRT transactions have become more difficult and costly to obtain or enter into following the economic downturn caused by COVID-19. In particular, the market volatility caused by COVID-19 has caused a disruption of uncertain duration in the market for new

MILN transactions, limiting our ability to issue MILNs and resulting in higher prices for our XOL reinsurance transactions. Accordingly, we have incurred additional expenses for CRT transactions and may not be able to obtain new transactions on acceptable terms, or at all, either of which could increase our risk and adversely affect our ability to write future business or obtain PMIERs or statutory credit for new transactions or could require us to make capital contributions to maintain regulatory capital requirements. See “—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”

Defaults by counterparties to our CRT transactions or defaults by us on agreements we have with these counterparties, may expose us to risks we sought to mitigate, which could have a material adverse effect on our business, results of operations and financial condition.

Many of the CRT transactions we execute expose us to credit risk in the event of default of our counterparties or a change in collateral value. For instance, traditional reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. We cannot be sure that our reinsurers will pay amounts owed to us now or in the future or that they will pay these amounts on a timely basis. A reinsurer’s insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have a material adverse effect on our business, results of operations and financial condition. Collateral is often posted by the counterparty to offset this risk; however, we bear the risk that the collateral declines in value or otherwise is inadequate to fully compensate us in the event of a default.

Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial condition, and future adverse rating agency actions could have a further and more significant adverse impact on us.

Financial strength ratings, which various rating agencies publish as measures of an insurance company’s ability to meet obligations, are important to maintaining public confidence in our mortgage insurance coverage and our competitive position. In assigning financial strength ratings, we believe the rating agencies consider several factors, including but not limited to, the adequacy of the mortgage insurer’s capital to withstand high claim scenarios, a mortgage insurer’s historical and projected operating performance, a mortgage insurer’s enterprise risk management framework, parent company financial strength, business outlook, competitive position, management, and corporate strategy. The rating agency issuing the financial strength rating can withdraw or change its rating at any time.

Under PMIERs, the GSEs require maintenance of at least one rating with a rating agency acceptable to the respective GSEs. Ratings downgrades that result in our inability to insure new mortgage loans sold to the GSEs, or the transfer by the GSEs of our existing policies to an alternative mortgage insurer, would have a material adverse effect on our business, results of operations and financial condition. In addition, the current PMIERs do not include a specific ratings requirement with respect to eligibility, but if this were to change in the future, we may become subject to a ratings requirement in order to retain our eligibility status under the PMIERs.

Currently, we have financial strength ratings below our competitors. Moreover, on May 15, 2020, Standard & Poor’s Financial Services, LLC (“Standard & Poor’s”) changed the outlook for our principal insurance subsidiary, GMICO, from Creditwatch Developing to Creditwatch Negative. Continued financial strength ratings below our peers or a further downgrade in our financial strength ratings, or the announcement of a potential downgrade could have a material adverse impact on our business, results of operations and financial condition in many ways, including: (i) increasing scrutiny of us and our financial condition by the GSEs and/or our customers, potentially resulting in a decrease in the amount of our NIW or, in the most severe case, the cessation of writing new business altogether, or limiting the business opportunities we are presented with and

(ii) requiring us to reduce the premiums that we charge for mortgage insurance or introduce new products and services in order to remain competitive. Further, our relationships with our customers may be adversely affected by the ratings assigned to our Parent or its other operating subsidiaries, which may be impacted by factors such as any risk or perceived risk regarding our Parent’s liquidity and its (or its affiliates) ability to meet obligations as they become due, which could have a material adverse effect on our business, results of operations and financial condition. See “—Our brand, reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.”

The amount of statutory capital that our insurance subsidiaries have and the amount of statutory capital that they must hold to maintain their financial strength ratings and meet other requirements can vary significantly from time to time due to a number of factors outside of our control.

The financial strength ratings of our insurance subsidiaries are significantly influenced by their statutory surplus amounts, statutory contingency reserve amounts, and capital adequacy ratios. The statutory capital adequacy ratio is known as the RTC ratio, of which the numerator consists of RIF and the denominator consists of the sum of (i) statutory surplus and (ii) the statutory contingency reserve. In any particular year, statutory surplus amounts, statutory contingency reserve amounts, and the RTC ratio may increase or decrease depending on a variety of factors, most of which are outside of our control, including, but not limited to, the following:

•	the amount of statutory income or losses generated by our insurance subsidiaries (which itself is sensitive to equity market and credit market conditions);

•	the amount of insurance we onboard;

•	the amount of additional capital our insurance subsidiaries must hold to support business growth;

•	changes in statutory accounting or reserve requirements applicable to our insurance subsidiaries;

•	our ability to access capital markets to provide reserve and surplus relief;

•	changes in equity market levels;

•	the value of certain fixed-income and equity securities in our investment portfolio;

•	changes in the credit ratings of investments held in our portfolio;

•	the value of certain derivative instruments;

•	changes in interest rates;

•	credit market volatility; and

•	changes to the maximum permissible RTC ratio.

We compete with government-owned enterprises and GSEs, and this may put us at a competitive disadvantage on pricing and other terms and conditions.

We compete with the FHA and the United States Department of Veteran Affairs (the “VA”), as well as certain local-and state-level housing finance agencies. Separately, the GSEs compete with us through certain of their risk-sharing insurance programs. Those competitors may establish pricing terms and business practices that may be influenced by motives such as advancing social housing policy or stabilizing the mortgage lending industry. Those motives may not be consistent with maximizing return on capital or other profitability measures. In addition, those governmental enterprises typically do not have the same capital requirements or costs of capital that we and other mortgage insurance companies have and therefore may have financial flexibility in their pricing and capacity that could put us at a competitive disadvantage. In the event that a government-owned enterprise or GSE in one of our markets determines to change prices significantly or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit or risk management motive, we may be unable to compete in that market effectively, which could have a material adverse effect on our business, results of operations and financial condition. See “—Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.”

Our success depends, in part, on our ability to manage risks in our investment portfolio. Our valuation of fixed maturity, equity and trading securities uses methodologies, estimations and assumptions that are subject to change and differing interpretations that could result in changes to investment valuations that may materially adversely affect our business, results of operations and financial condition.

Income from our investment portfolio is a source of cash to support our operations and make claims payments. If we or our investment managers improperly structure our investments to meet those future liabilities or we have unexpected losses, including losses resulting from the forced liquidation of investments before their maturity, we may be unable to meet those obligations. Our investments and investment policies are subject to state insurance laws, which results in our portfolio being predominantly limited to highly rated fixed income securities. If interest rates rise, the market value of our investment portfolio would decrease, which may adversely affect our business, results of operations, financial condition and liquidity. See “—Interest rates and changes in rates could materially adversely affect our business, results of operations and financial condition.”

We report fixed maturity, equity and trading securities at fair value on our consolidated balance sheets. These securities represent the majority of our total cash, cash equivalents, restricted cash and invested assets. Our portfolio of fixed maturity securities consists primarily of investment grade securities. Valuations use inputs and assumptions that are not always observable or may require estimation; valuation methods may be complex and may also require estimation, thereby resulting in values that are less certain and may vary significantly from the value at which the investments may be ultimately sold. The methodologies, estimates and assumptions we use in valuing our investment securities evolve over time and are subject to different interpretation (including based on developments in relevant accounting literature), all of which can lead to changes in the value of our investment securities. Rapidly changing and unanticipated interest rate movements, as well as external macroeconomic, credit and equity market conditions could materially impact the valuation of investment securities as reported within our consolidated financial statements, and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our business, results of operations and financial condition.

We may be forced to change our investments or investment policies depending upon regulatory, economic and market conditions, and our existing or anticipated financial condition and operating requirements, including the tax position, of our business. As a result, our investment objectives may not be achieved, which could have a material adverse effect on our business, results of operations and financial condition.

Our business, results of operations and financial condition could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau’s final rule defining a QM reduces the size of the origination market or creates incentives to use government mortgage insurance programs.

The Dodd-Frank Act established the Consumer Financial Protection Bureau (the “CFPB”) to regulate the offering and provision of consumer financial products and services under federal law, including residential mortgages, and generally requires creditors to make a reasonable, good faith determination of a consumer’s ability to repay any consumer credit transaction secured by a dwelling prior to effecting such transaction (the “ATR Requirement”). A subset of mortgages within the ATR Requirement are known as QMs, which generally are defined as loans without certain risky features. The CFPB is authorized to issue the regulations governing a good faith determination; the Dodd-Frank Act, however, provides a statutory presumption of eligibility of loans that satisfy the QM definition. The CFPB’s final rule defining what constitutes a QM (the “QM Rule”) provides that a QM loan exists if, among other factors:

•	the term of the loan is less than or equal to 30 years;

•	there are no negative amortization, interest only or balloon features;

•	the lender properly documents the loan in accordance with the requirements;

•	the total “points and fees” do not exceed certain thresholds (generally 3% of the total loan amount); and

•	the total DTI Ratio of the borrower does not exceed 43%.

The QM Rule provides a “safe harbor” for QM loans with annual percentage rates (“APRs”) below the threshold of 150 basis points over the Average Prime Offer Rate and a “rebuttable presumption” for QM loans with an APR above that threshold.

The Dodd-Frank Act separately granted statutory authority to the United States Department of Housing and Urban Development Administration (“HUD”) (for FHA-insured loans), the VA (for VA-guaranteed loans) and certain other government agency insurance programs to develop their own definitions of a QM in consultation with CFPB. Under both the FHA’s and the VA’s QM standards, certain loans that would not qualify as QM loans in the conventional market would still be deemed to be QM loans if insured or guaranteed by the FHA and the VA. As a result, lenders may favor the use of FHA-or VA-insurance to achieve the legal protections of making a QM loan through these agencies, even if the same loan could be made at the same or lower cost to the borrower using private mortgage insurance, which could adversely impact our business, results of operations and financial condition. To the extent that the other government agencies adopt their own definitions of a QM loan that are more favorable to lenders and mortgage holders than those applicable to the market in which we operate, our business, results of operations and financial condition may be adversely affected.

The QM Rule also provides for a second temporary category with more flexible requirements if the loan is eligible to be (i) purchased or guaranteed by the GSEs while they are in conservatorship, which represents the overwhelming majority of our business, or (ii) insured by the FHA, the VA, the Department of Agriculture (the “USDA”) or the Rural Housing Service (“RHS”). The second temporary category still requires that loans satisfy certain criteria, including the requirement that the loans are fully amortizing, have terms of 30 years or less and have points and fees representing 3% or less of the total loan amount. This temporary QM category is known as the “QM Patch,” and it is scheduled to expire on January 10, 2021.

On June 22, 2020, the CFPB issued two Notices of Proposed Rulemaking seeking comments on proposed amendments to the QM Rule. The first proposed amendment extends the expiration of the QM Patch until the effective date of the revised QM Rule (which is not expected to be prior to April 1, 2021) or the GSEs exit conservatorship, whichever occurs first, and the comment period ended August 10, 2020. The second proposed amendment moves away from the QM loan definition’s 43% DTI Ratio and replaces it with an alternative pricing threshold which generally requires that the APR for a QM loan exceed the average prime offer rate for a comparable transaction by less than two percentage points as of the date the interest rate is set. The comment period for this proposed amendment expired on September 8, 2020. This amendment also requires that creditors (i) consider a consumer’s income, debt, and DTI Ratio or residual income and (ii) verify the consumer’s income, assets, debt obligations, alimony, and child support for QM loans. Additionally, this proposed rule maintains the CFPB’s ATR Requirement, which went into effect in January 2014. A failure to comply with the ATR Requirement exposes a lender to substantial potential liability. This has resulted in changes to the lending standards and origination practices of our customers. Under the QM Rule, mortgage insurance premiums that are payable by the consumer at or prior to consummation of the loan may be included in the calculation of points and fees. To the extent the use of private mortgage insurance causes a loan not to meet the definition of a QM loan, the volume of loans originated with mortgage insurance may decline or cause a change in the mix of premium plans and therefore affect our profitability.

On August 18, 2020, the CFPB issued an additional Notice of Proposed Rulemaking adding a “seasoning” approach to the QM “safe harbor.” The proposed rule exempts lenders from liability under the ATR Requirement for underwriting specified non-qualified mortgages that experience minimal delinquencies within the first three years after origination. Specifically, a non-qualified mortgage is eligible to become a seasoned qualified mortgage if it experiences no more than two delinquencies of 30 or more days and no delinquencies of 60 or more days within the first three years after origination, and it meets the following product restrictions: (i) the mortgage is secured by a first lien, (ii) the mortgage has a fixed rate, with fully amortizing payments and no balloon payment, (iii) the term does not exceed 30 years and (iv) the total points and fees do not exceed specified limits. While the proposed rule does not specify a DTI ratio limit, it requires that the creditor consider the DTI ratio or residual income and verify debt obligations and income.

The amount of insurance we write could be adversely affected by the implementation of the Dodd-Frank Act’s risk retention requirements and the definition of a qualified residential mortgage.

The Dodd-Frank Act requires an originator or issuer to retain a specified percentage of the credit risk exposure on securitized mortgages that do not meet the definition of a qualified residential mortgage (“QRM”). As required by the Dodd-Frank Act, in 2015 the Federal Banking Agencies, the FHFA, the SEC and HUD adopted a joint final rule implementing the QRM rules that aligns the definition of a QRM loan with that of a QM loan. In December 2019, the Federal Banking Agencies initiated a review of certain provisions of the risk retention rule, including the QRM definition. Among other things, the review allows the Federal Banking Agencies to consider the QRM definition in light of any changes to the QM definition adopted by the CFPB. If the QRM definition is changed (or if the QM definition is amended, including pursuant to the two Notices of Proposed Rulemaking issued by the CFPB on June 22, 2020 with comment periods that ended on August 10, 2020 and September 8, 2020, respectively) in a manner that is unfavorable to us, such as to require a large down payment for a loan to qualify as a QRM, without giving consideration to mortgage insurance in computing LTV ratios, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance. See “—Our business, results of operations and financial condition could be adversely impacted if, and to the extent that, the CFPB’s final rule defining a QM reduces the size of the origination market or creates incentives to use government mortgage insurance programs” and “Regulation—Other Federal Regulation—Regulation of Mortgage Origination—QRM Rule.”

Changes in accounting and reporting standards issued by the Financial Accounting Standards Board or other standard-setting bodies and insurance regulators could materially adversely affect our business, results of operations and financial condition.

Our financial statements are subject to the application of GAAP, which is periodically revised. Accordingly, from time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (the “FASB”). It is possible that future accounting and reporting standards we are required to adopt could change the current accounting treatment that we apply to our financial statements, including impacting the calculation of net earnings, stockholders’ equity and other relevant financial statement line items. The impact of changes in accounting and reporting standards, particularly those that apply to insurance companies, cannot be predicted, but such changes could have a material adverse effect on our business, results of operations and financial condition. Such changes may also cause additional volatility in reported earnings, decrease the understandability of our financial results and affect the comparability of our reported results with the results of others. In addition, the required adoption of future accounting and reporting standards could require us to make significant changes to systems and use additional resources, which may result in significant costs to implement.

If we are unable to on-board, retain, attract and motivate qualified employees or senior management, our business, results of operations and financial condition may be adversely impacted.

Our success is largely dependent on our ability to on-board, retain, attract and motivate qualified employees and senior management. We face intense competition in our industry and local job market for key employees with demonstrated ability, including actuarial, finance, legal, investment, risk, compliance, information technology and other professionals. We also face natural or man-made disasters or pandemics that could at times impact our ability to on-board new hires. See “—The occurrence of natural or man-made disasters or a pandemic, such as COVID-19, could materially adversely affect our business, results of operations and financial condition.” We cannot be sure we will be able to on-board, attract, retain and motivate the desired workforce, and our failure to do so could have a material adverse effect on business, results of operations and financial condition. In addition, we may not be able to meet regulatory requirements relating to required expertise in various professional positions.

Managing key employee succession and retention is also critical to our success. We would be adversely affected if we fail to plan adequately for the succession of our senior management and other key employees. While we have succession plans and long-term compensation plans, including retention programs, designed to retain our employees, our succession plans may not operate effectively and our compensation plans cannot guarantee that the services of these employees will continue to be available to us.

If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could increase.

We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our mortgage insurance policies require insureds and their servicers to timely submit premium and monthly IIF and delinquency reports and to use commercially reasonable efforts to limit and mitigate loss when a loan is delinquent. If a servicer was to experience adverse effects to its business, such servicer could experience delays in its reporting and premium payment requirements. Without reliable, consistent third-party servicing, we may be unable to receive and process payments on insured loans and/or properly recognize and establish reserves on loans when a delinquency exists or occurs but is not reported to us. In addition, if these servicers fail to limit and mitigate losses when appropriate, our losses may unexpectedly increase. The number of borrowers seeking mortgage relief from the COVID-19 pandemic may place a significant strain on the operations of mortgage servicers, which could disrupt the servicing of mortgage loans covered by our insurance policies. This may result in servicers failing to appropriately report the delinquency status of loans, including whether the loans are subject to a COVID-19-related forbearance program, or failing to properly implement GSE forbearance or other loss mitigation programs. COVID-19 may also significantly impair the financial condition and liquidity of mortgage servicers who are required to advance principal, interest and tax payments to mortgage investors during borrower mortgage forbearance periods.

In recent years, the number of non-bank mortgage loan servicers has increased as the mortgage lending and mortgage loan servicing industries have come under increasing regulation and scrutiny. Significant, sustained failures by large servicers or other disruptions in the servicing of mortgage loans may damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny and could have a material adverse effect on our business, results of operations and financial condition.

Inadequate staffing levels could lead to disruptions in the servicing of mortgage loans, which in turn may contribute to a rise in delinquencies and could have a material adverse effect on our business, results of operations and financial condition. High delinquency rates could also strain the resources of servicers, reducing their ability to undertake mitigation efforts that would help limit losses.

Furthermore, we have delegated to the GSEs, which have in turn delegated to most of their servicers, the authority to accept modifications, short sales and deeds-in-lieu of foreclosure on loans we insure. Servicers are required to operate under protocols established by the GSEs in accepting these loss mitigation alternatives. We are dependent upon servicers in making these decisions and mitigating our exposure to losses. In some cases, loss mitigation decisions favorable to the GSEs may not be favorable to us and may increase the incidence of paid claims. Inappropriate delegation protocols or failure of servicers to service in accordance with the protocols may increase the magnitude of our losses and have an adverse effect on our business, results of operations and financial condition. Our delegation of loss mitigation decisions to the GSEs is subject to cancellation, but exercise of our cancellation rights may have an adverse effect on our relationship with the GSEs and customers.

Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims.

We enter into agreements with our customers that commit us to insure loans made by them using our pre-established guidelines for delegated underwriting. Delegated underwriting represented 63% and 54% of our total NIW by loan count for the years ended December 31, 2019 and 2018, respectively. Once we accept a customer into our delegated underwriting program, we generally insure a loan originated by that customer without validating the accuracy of the data submitted by the customer, investigating the loan file for fraud, or confirming that the customer followed our pre-established guidelines for delegated underwriting. See “Business—Underwriting.” Under this program, a customer could commit us to insure a material number of loans that would fail our pre-established guidelines for delegated underwriting but pass our model and certain gating criteria before we discover the problem and terminate that customer’s delegated underwriting authority. Although coverage on such loans may be rescindable or otherwise limited under the terms of our master policies, the burden of establishing the right to rescind or deny coverage lies with the insurer. To the extent that our customers exceed their delegated underwriting authorities, our business, results of operations and financial condition could be materially adversely affected.

Potential liabilities in connection with our contract underwriting services could have a material adverse effect on our business, results of operations and financial condition.

We offer contract underwriting services to certain of our customers, pursuant to which our employees and contractors work directly with the customer to determine whether the data relating to a borrower and a proposed loan contained in a mortgage loan application file complies with the customer’s loan underwriting guidelines or the investor’s loan purchase requirements. In connection with that service, we also compile the application data and submit it to the automated underwriting systems of Fannie Mae and Freddie Mac, which independently analyze the data to determine if the proposed loan complies with their investor requirements.

Under the terms of our contract underwriting agreements, we agree to indemnify the customer against losses incurred if we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria, subject to contractual limitations on liability. As a result, we assume credit and processing risk in connection with our contract underwriting services. If our reserves for potential claims in connection with our contract underwriting services are inadequate as a result of differences from our estimates and assumptions or other reasons, we may be required to increase our underlying reserves, which could materially adversely affect our business, results of operations and financial condition.

The premiums we agree to charge for our mortgage insurance coverage may not adequately compensate us for the risks and costs associated with the coverage we provide.

We establish premium rates for the duration of a mortgage insurance certificate upon issuance, and we cannot cancel the coverage or adjust the premiums after a certificate is issued. As a result, we cannot offset the impact of unanticipated claims with premium increases on coverage in-force. Our premium rates vary with the perceived risk of a claim and prepayment on the insured loan and are developed using models based on our long term historical experience, which takes into account a number of factors including, but not limited to, the LTV ratio, whether the mortgage provides for fixed payments or variable payments, the term of the mortgage, the borrower’s credit history, the borrower’s income and assets, and home price appreciation. See “—If the models used in our business are inaccurate or there are differences and/or variability in loss development compared to our model estimates and actuarial assumptions, it could have a material adverse effect on our business, results of operations and financial condition.” In the event the premiums we charge for our mortgage insurance coverage may not adequately compensate us for the risks and costs associated with the coverage, it may have a material adverse effect on our business, results of operation and financial condition.

A decrease in the volume of Low-Down Payment Loan originations or an increase in the volume of mortgage insurance cancellations could result in a decline in our revenue.

We provide mortgage insurance primarily for Low-Down Payment Loans. Factors that could lead to a decrease in the volume of Low-Down Payment Loan originations include, but are not limited to:

•	an increase in home mortgage interest rates and further limitations on the deductibility of local property taxes for federal income tax purposes;

•	implementation of more rigorous mortgage lending regulation, such as under the Dodd-Frank Act;

•	a decline in economic conditions generally, or in conditions in regional and local economies;

•	events outside of our control, including natural and man-made disasters and pandemics such as COVID-19, adversely affecting housing markets and home buying;

•	the level of consumer confidence, which may be adversely affected by economic instability, war or terrorist events;

•	an increase in the price of homes relative to income levels;

•	a lack of housing supply at lower home prices;

•	adverse population trends, including lower homeownership rates;

•	high rates of home price appreciation, which for refinancings affect whether refinanced loans have LTV ratios that require mortgage insurance; and

•	changes in government housing policy encouraging loans to FTHBs.

A decline in the volume of Low-Down Payment Loan originations would reduce the demand for mortgage insurance and, therefore, could have a material adverse effect on our business, results of operations and financial condition. See “—A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.”

In addition, a significant percentage of the premiums we earn each year are renewal premiums from mortgage insurance coverage written in previous years. We estimate that approximately 88% of our gross premiums earned in each of the years ended December 31, 2019, 2018 and 2017, respectively, were renewal premiums. As a result, the length of time insurance remains in-force is an important determinant of our mortgage insurance revenues. Fannie Mae, Freddie Mac and many other mortgage investors generally permit a borrower to ask the loan servicer to cancel the borrower’s obligation to pay for mortgage insurance when the principal amount of the mortgage falls below 80% of the home’s value. Furthermore, the Homeowners Protection Act of 1998 (“HOPA”) provides a right for a borrower, so long as the borrower meets other criteria, to request cancellation of private mortgage insurance from their lender either on the date that LTV ratio of the mortgage is first scheduled to reach 80% of its original value or the date on which the LTV ratio of the mortgage reaches 80% of the original value based on actual payments. Likewise, under HOPA, there is an obligation for lenders to automatically terminate a borrower’s obligation to pay for mortgage insurance coverage once the LTV ratio reaches 78% of the original value. Factors that tend to reduce the length of time our mortgage insurance remains in-force include:

•

declining interest rates, which may result in the refinancing of the mortgages underlying our mortgage insurance coverage with new mortgage loans that may not require mortgage insurance or that we do not insure;

•	Customer concentration levels with certain customers that actively market refinancing opportunities to their existing borrowers;

•

significant appreciation in the value of homes, which causes the unpaid balance of the mortgage to decrease below 80% of the value of the home and enables the borrower to request cancellation of the mortgage insurance; and

•	changes in mortgage insurance cancellation requirements of the GSEs or under applicable law.

Our policy primary persistency rates were 67%, 78% and 84% for the six months ended June 30, 2020 and each of the years ended December 31, 2019 and 2018, respectively. A decrease in persistency generally would reduce the amount of our IIF and could have a material adverse effect on our business, results of operations and financial condition. However, higher persistency on certain legacy products, especially A minus, Alt-A, ARMs and certain 100% LTV loans, could have a material adverse effect if claims generated by such products remain elevated or increase.

Our computer systems may fail or be compromised, and unanticipated problems could materially adversely impact our disaster recovery systems and business continuity plans, which could damage our reputation, impair our ability to conduct business effectively and materially adversely affect our business, results of operations and financial conditions.

Our business is highly dependent upon the effective operation of our computer systems. We also have arrangements in place with our partners and other third-party service providers through which we share and receive information, including the submission of new mortgage insurance applications. We also rely on these systems throughout our business for a variety of functions, including processing claims, providing information to customers, performing actuarial analyses and maintaining financial records. Despite the implementation of security and back-up measures, our computer systems and those of our partners and third-party service providers have been and may be vulnerable to system failures, physical or electronic intrusions, computer viruses or other attacks, programming errors and similar disruptive problems. The failure of these systems for any reason could cause significant interruptions to our operations, which could result in a material adverse effect on our business, results of operations and financial condition.

Technology continues to expand and plays an ever-increasing role in our business. While it is our goal to safeguard information assets from physical theft and cybersecurity threats, there can be no assurance that our information security will detect and protect information assets from these ever-increasing risks. Information assets include both information itself in the form of computer data, written materials, knowledge and supporting processes, and the information technology systems, networks, other electronic devices and storage media used to store, process, retrieve and transmit that information. As more information is used and shared by our employees, customers and suppliers, both within and outside our company, cybersecurity threats become expansive in nature. Confidentiality, integrity and availability of information are essential to maintaining our reputation, legal position and ability to conduct our operations. Although we have implemented controls and continue to train our employees, a cybersecurity event could still occur that would cause damage to our reputation with our customers and other stakeholders and could have a material adverse effect on our business, results of operations and financial condition. See “—We collect, process, store, share, disclose and use consumer information and other data, and an actual or perceived failure to protect such information and data or respect users’ privacy could damage our reputation and brand and adversely affect our business, results of operations and financial condition.”

We rely on technologies to provide services to our customers. Customers require us to provide and service our mortgage insurance products in a secure manner, either electronically through our internet website or through direct electronic data transmissions. Accordingly, we invest resources in establishing and maintaining electronic connectivity with customers and, more generally, in technological advancements. In addition, if our information technology systems are inferior to our competitors’, existing and potential customers may choose our competitors’ products over ours. Our business would be negatively impacted if we are unable to enhance our platform when necessary to support our primary business functions, including to match or exceed the technological capabilities of our competitors. We cannot predict with certainty the cost of maintaining and improving our platform, but failure to make necessary improvements and any significant shortfall in any technology enhancements or negative variance in the timeline in which system enhancements are delivered could have an adverse effect on our business, results of operations and financial condition.

In addition, a natural or man-made disaster or a pandemic could disrupt public and private infrastructure, including our information technology systems. See “—The occurrence of natural or man-made disasters or a pandemic, such as COVID-19, could materially adversely affect our business, results of operations and financial condition.” Unanticipated problems with, or failures of, our disaster recovery systems and business continuity plans could have a material adverse impact on our ability to conduct business and on our results of operations and financial condition. In addition, if a significant number of our employees were unavailable in the event of a disaster or pandemic, our ability to effectively conduct business could be severely compromised. The failure of our disaster recovery systems and business continuity plans could adversely impact our profitability and our business.

We collect, process, store, share, disclose and use consumer information and other data, and an actual or perceived failure to protect such information and data or respect users’ privacy could damage our reputation and brand and adversely affect our business, results of operations and financial condition.

We retain confidential customer information in our computer systems, and we rely on commercial technologies to maintain the security of those systems, including computers or mobile devices. Anyone who can circumvent our security measures and penetrate our computer systems or misuse authorized access could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable information, and proprietary business information. Our employees and vendors use portable computers or mobile devices that may contain similar information to that in our computer systems, and these devices have been and can be lost, stolen or damaged, and therefore subject to the same risks as our other computer systems. In addition, an increasing number of states require that affected parties be notified or other actions be taken (which could involve significant costs to us) if a security breach results in the inappropriate disclosure of personally identifiable information. We have experienced occasional, actual or attempted breaches of our cybersecurity, although to date none of these breaches has had a material effect on our business, operations or reputation. Any compromise of the security of our computer systems or those of our customers and third-party service providers that results in inappropriate disclosure of personally identifiable customer information could damage our reputation in the marketplace, deter lenders from purchasing our mortgage insurance, subject us to significant civil and criminal liability and require us to incur significant technical, legal and other expenses.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental investigations, enforcement actions, regulatory fines, litigation and public statements against us by consumer advocacy groups or others, and could cause our customers to lose trust in us, all of which could be costly and have an adverse effect on our business, results of operations and financial condition. Regulatory agencies or business partners may institute more stringent data protection requirements or certifications than those that we are currently subject to and, if we cannot comply with those standards in a timely manner, we may lose the ability to sell our products or process transactions containing payment information. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put consumer information at risk and could in turn harm our reputation, our business, results of operations and financial condition.

The occurrence of natural or man-made disasters or a pandemic, such as COVID-19, could materially adversely affect our business, results of operations and financial condition.

We are exposed to various risks arising out of natural disasters, large-scale public health emergencies and man-made disasters, including earthquakes, hurricanes, floods and tornadoes, acts of terrorism, military actions and pandemics, including the outbreak of respiratory illness caused by a novel coronavirus known as COVID-19. While mortgage insurance does not cover property damage, a natural or man-made disaster or a pandemic could disrupt our computer systems and our ability to conduct or process business (including as a result of widespread absences of our employees due to exposure to the virus) as well as lead to higher delinquency rates as borrowers who are affected by the disaster may be unable to meet their contractual obligations, such as mortgage payments on loans insured under our mortgage insurance coverage. A natural or man-made disaster or a pandemic could trigger an economic downturn in the areas directly or indirectly affected by the disaster. In particular, while it is uncertain the extent to which such events may impact our business, the consequences of these events and actions taken by governmental authorities, the GSEs, our customers or others in connection therewith could lead to disruption of the economy, which may erode consumer and investor confidence levels or lead to increased volatility in the financial markets. These consequences could, among other things, result in an adverse effect on home prices in those areas or higher unemployment, which could result in increased loss experience. See “—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic” and “—A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.” A natural or man-made disaster or a pandemic could also disrupt public and private infrastructure, including communications and financial services, any of which could disrupt our normal business operations, and could adversely affect the value of the assets in our investment portfolio if it affects companies’ ability to pay principal or interest on their securities or the value of the underlying collateral of structured securities.

Natural or man-made disasters or a pandemic could also disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us, which could lead to increased reinsurance rates, less favorable terms and conditions and reduced availability of reinsurance. This may cause us to retain more risk than we otherwise would retain and could negatively affect our compliance with the financial requirements of the PMIERs. The PMIERs require us to maintain significantly more “Minimum Required Assets” for delinquent loans than for performing loans; however, the increase in Minimum Required Assets is not as great for certain delinquent loans in areas that FEMA has declared major disaster areas. For example, in response to COVID-19, the GSEs made temporary revisions to PMIERs in the PMIERs Amendment, providing relief on the risk-based required asset amount factor for certain non-performing loans impacted by a COVID-19 hardship. See “Regulation—Agency Qualification Requirements” and “—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.” An increase in delinquency notices resulting from a natural or man-made disaster or a pandemic may result in an increase in “Minimum Required Assets” and a decrease in the level of our excess “Available Assets” that is discussed in our risk factor titled “—Risks Relating to Regulatory Matters—An adverse change in our regulatory requirements could have a material adverse impact on our business, results of operations and financial condition.”

We may suffer losses in connection with future litigation and regulatory proceedings or other actions.

From time to time, we may become subject to various legal and regulatory proceedings related to our business. Litigation and regulatory proceedings may result in financial losses and harm our reputation. We face the risk of litigation and regulatory proceedings or other actions in the ordinary course of operating our business, including class action lawsuits. We are also subject to litigation arising out of our general business activities such as our contractual and employment relationships. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot determine with certainty the ultimate outcome of any such litigation or proceedings. A substantial legal liability or injunction or a significant regulatory action against us could have a material adverse effect on our financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory proceeding or other action, we could suffer significant reputational harm and incur significant legal expenses and such litigation may divert management’s attention and resources, which could have a material adverse effect on our business, financial condition or results of operations.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business and cause us to incur incremental costs.

Historically, we have not been subject to the same financial, reporting and other corporate governance requirements as public companies. After this offering, we will be required to prepare and file annual, quarterly and other reports with the SEC, including financial statements that comply with the SEC’s detailed reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of the and the Sarbanes-Oxley Act, which will impose significant compliance costs and obligations upon us. The changes necessitated by our becoming a public company will require a significant commitment of additional resources and management oversight, which may increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff, who may not have experience working for a public company, and on our financial accounting and information systems. We may in the future hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. We may also incur other expenses associated with being a public company, including, but not limited to, increases in auditing, accounting and legal fees and expenses, investor relations expenses, directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees. As a public company, we will be required, among other things, to:

•	prepare and file periodic reports, and distribute other stockholder communications, in compliance with the federal securities laws and the listing requirements and rules of the ;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions; and

•

evaluate and maintain our system of internal controls over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

Our Parent or certain of its other subsidiaries will continue to perform or support many important corporate functions for our operations, including but not limited to, investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). Our consolidated financial statements reflect charges for these services. There is no assurance that, following the completion of this offering, these services will be sustained at the same levels or that we would be able to replace such services in a timely manner or on comparable terms. If our Parent or certain of its other subsidiaries cease to provide services pursuant to the terms of our existing agreements, our costs of procuring services from third parties may increase. As a standalone company, we may be unable to obtain such goods and services at comparable prices or on terms as favorable as those obtained prior to this offering, either of which could adversely affect our business, results of operations or financial condition. See “—Risks Relating to Our Continuing Relationship with Our Parent—The terms of our existing arrangements between our Parent and third parties under which we receive services as an affiliate of our Parent may be more favorable than we will be able to obtain from a third party on our own.”

The historical consolidated financial data included in this prospectus is not necessarily representative of the results we would have achieved as a standalone company and may not be a reliable indicator of our future results.

The historical consolidated financial data included in this prospectus is for GMHI and its subsidiaries. Prior to the completion of this offering, GMHI has been a wholly owned subsidiary of GHI (and an indirect subsidiary of our Parent) since 2012. This historical consolidated financial data does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented, or those we will achieve in the future. Significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting and investor relations. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of June 30, 2020, on an as adjusted basis after giving effect to the offering of our 2025 Senior Notes, we had $750 million of debt outstanding. Our substantial indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	result in increased scrutiny from our regulators and the imposition of additional requirements or conditions that could, among other things, limit our ability to pay down debts.

In addition, there can be no assurance that we will be able to refinance any of our debt or that we will be able to refinance our debt on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; or

•	negotiations to restructure the applicable debt.

Our debt instruments may restrict, or market or business conditions may limit, our ability to obtain additional indebtedness, refinance our indebtedness or use some of our options.

Risks Relating to Regulatory Matters

Our business is extensively regulated and changes in regulation may reduce our profitability and limit our growth.

Our insurance operations are subject to a wide variety of laws and regulations and are extensively regulated. State insurance laws regulate most aspects of our business, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Failure to comply with applicable regulations or to obtain or maintain appropriate authorizations or exemptions under any applicable laws could result in restrictions on our ability to conduct business or engage in activities regulated in one or more jurisdictions in which we operate and could subject us to fines, injunctions and other sanctions that could have a material adverse effect on our business, results of operations and financial condition. In addition, the nature and extent of regulation could materially change, which may result in additional costs associated with compliance with any such changes, or changes to our operations that may be necessary to comply, any of which may have a material adverse effect on our business. See “—An adverse change in our regulatory requirements could have a material adverse impact on our business, results of operations and financial condition” and “—Risks Relating to

Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”

State insurance regulatory authorities have broad administrative powers, which at times are coordinated and communicated across regulatory bodies. These administrative powers include, but are not limited to:

•	licensing companies and agents to transact business;

•	regulating certain premium rates;

•	reviewing and approving policy forms;

•	regulating discrimination in pricing, coverage terms and unfair trade and claims practices, including payment of inducements;

•	establishing and revising statutory capital and reserve requirements and solvency standards;

•	evaluating enterprise risk to an insurance company;

•	approving changes in control of insurance companies;

•	restricting the payment of dividends and other transactions between affiliates;

•	regulating the types, amounts and valuation of investments; and

•	restricting, pursuant to state monoline restrictions, the types of insurance products that may be offered.

State insurance regulators and the National Association of Insurance Commissioners (the “NAIC”) regularly re-examine existing laws and regulations, which may lead to modifications to SAP, interpretations of existing laws and the development of new laws and regulations applicable to insurance companies and their products.

Litigation and regulatory investigations or other actions are common in the insurance business and may result in financial losses, injunctions and harm to our reputation.

We face the risk of litigation and regulatory investigations or other actions in the ordinary course of operating our business.

Mortgage insurers have been involved in litigation alleging violations of Section 8 of the Real Estate Settlement and Procedures Act of 1974 (“RESPA”) or related state anti-inducement laws and the notice provisions of the Fair Credit Reporting Act (“FCRA”). Among other things, Section 8 of RESPA generally precludes mortgage insurers from paying referral fees to mortgage lenders for the referral of mortgage insurance business. This limitation also can prohibit providing services or products to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that mortgage lenders provide that are higher than their reasonable or fair market value, in exchange for the referral of mortgage insurance business. Various regulators, including the CFPB, state insurance commissioners and state attorneys general may bring actions seeking various forms of relief in connection with alleged violations of the referral fee limitations of RESPA, as well as by private litigants in class actions. The insurance law provisions of many states also prohibit or restrict paying for the referral of insurance business and provide various mechanisms to enforce this prohibition.

In the past, a number of lawsuits have challenged the actions of mortgage insurance companies, including certain of our mortgage insurance subsidiaries, under RESPA, alleging that the insurers have violated the referral fee prohibition of Section 8 of RESPA by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of mortgage insurance. In addition to these private lawsuits, we and other mortgage insurance companies have in the past received civil investigative demands from the CFPB and state insurance regulators as part of their respective investigations to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of RESPA and state insurance laws. In 2013, the CFPB entered into consent orders with us and three other mortgage insurance companies settling the CFPB’s allegations related to mortgage insurance company captive arrangements, and those consent orders remain in effect for a period of ten years. One CFPB enforcement action against a mortgage originator for alleged kickbacks received from mortgage insurers, in which the CFPB ordered the mortgage originator to pay approximately $109 million in disgorgement, was decided by the United States Court of Appeals for the D.C. Circuit. On January 31, 2018, the en banc panel reinstated the original three-judge panel’s decision to overturn the CFPB’s order on certain statutory grounds, including finding fault with the CFPB’s interpretation of Section 8 of RESPA. The court’s ruling in this case may have an impact on future enforcement activity. Federal and state regulatory enforcement of Section 8 of RESPA presents risk for many providers of “settlement services,” including mortgage insurers.

A substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, results of operations and financial condition. It is possible that we could become subject to future investigations, regulatory actions, lawsuits, or enforcement actions, which could cause us to incur legal costs and, if we were found to have violated any laws or regulations, require us to pay fines and damages, result in injunctions and incur other sanctions, perhaps in material amounts. Increased regulatory scrutiny and any resulting investigations or legal proceedings could result in new legal precedents and industry-wide regulations or practices that could have a material adverse effect on our business, results of operations and financial condition. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm and incur significant legal expenses, which could have a material adverse effect on our business, results of operations and financial condition. We cannot predict the ultimate outcomes of any future investigations, regulatory actions or legal proceedings.

An adverse change in our regulatory requirements could have a material adverse impact on our business, results of operations and financial condition.

We are required by certain states and other regulators to maintain certain RTC ratios. In addition, PMIERs include financial requirements for mortgage insurers under which a mortgage insurer’s “Available Assets” (which are generally only the most liquid assets of an insurer) must meet or exceed “Minimum Required Assets” (which are based on an insurer’s RIF and are calculated from tables of factors with several risk dimensions and are subject to a floor amount). The failure of our insurance subsidiaries to meet their regulatory requirements, and additionally the current PMIERs financial requirements, could limit our ability to write new business. For further discussion of the importance of the current PMIERs financial requirements to our insurance subsidiaries, see “—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “—We are subject to minimum statutory capital requirements that, if not met or waived, would result in restrictions or prohibitions on our doing business and could have a material adverse impact on our business, results of operations and financial condition.”

An adverse change in our RTC ratio or other minimum regulatory requirements could cause rating agencies to downgrade our financial strength ratings, which would have an adverse impact on our ability to write and retain business, and could cause regulators to take regulatory or supervisory actions with respect to our business, all of which could have a material adverse effect on our results of operations, financial condition and business. For further discussion on the importance of ratings, see “—Risks Relating to Our Business—Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial condition, and future adverse rating agency actions could have a further and more significant adverse impact on us.”

These regulations are principally designed for the protection of policyholders rather than for the benefit of investors. Any proposed or future legislation or NAIC initiatives, if adopted, may be more restrictive on our ability to conduct business than current regulatory requirements or may result in higher costs or increased statutory capital and reserve requirements. Further, because laws and regulations can be complex and sometimes inexact, there is also a risk that any particular regulator’s or enforcement authority’s interpretation of a legal, accounting or reserving issue may change over time to our detriment, or expose us to different or additional regulatory risks. The application of these regulations and guidelines by insurers involves interpretations and judgments that may differ from those of state insurance departments. We cannot provide assurance that such differences of opinion will not result in regulatory, tax or other challenges to the actions we have taken to date. The result of those potential challenges could require us to increase levels of statutory capital and reserves or incur higher operating costs and/or have implications on certain tax positions.

We are subject to minimum statutory capital requirements that, if not met or waived, would result in restrictions or prohibitions on our doing business and could have a material adverse impact on our business, results of operations and financial condition.

Certain states have insurance laws or regulations that require a mortgage insurer to maintain a minimum amount of statutory capital relative to its level of RIF. While formulations of minimum capital vary in certain states, the most common measure applied allows for a maximum permitted RTC ratio of 25:1. If we fail to maintain the required minimum capital level in a state where we write business, we would generally be required to immediately stop writing new business in the state until we re-establish the required level of capital or receive a waiver of the requirement from the state’s insurance regulator, or until we have established an alternative source of underwriting capacity acceptable to the regulator. As of June 30, 2020 and December 31, 2019, our combined RTC ratio was approximately 12.0:1 and 12.2:1, respectively. While it is our expectation that our business will continue to meet its regulatory capital requirements, should we in the future exceed required RTC levels, we would seek required regulatory and GSE forbearance and approvals or seek approval for the utilization of alternative insurance vehicles. However, there can be no assurance if, and on what terms, such forbearance and approvals may be obtained.

The NAIC established the Mortgage Guaranty Insurance Working Group (the “MGIWG”) to determine and make recommendations to the NAIC’s Financial Condition Committee as to what, if any, changes to make to the solvency and other regulations relating to mortgage guaranty insurers. The MGIWG continues to work on revisions to the Mortgage Guaranty Insurance Model Act (the “MGI Model”), revisions to Statement of Statutory Accounting Principles No. 58—Mortgage Guaranty Insurance and the development of a mortgage guaranty supplemental filing. The proposed amendments of the MGI Model relate to, among other things: (i) capital and reserve standards, including increased minimum capital and surplus requirements, mortgage guaranty-specific RBC standards, dividend restrictions and contingency and premium deficiency reserves; (ii) limitations on the geographic concentration of mortgage guaranty risk, including state-based limitations; (iii) restrictions on mortgage insurers’ investments in notes secured by mortgages; (iv) prudent underwriting standards and formal underwriting guidelines to be approved by the insurer’s board; (v) the establishment of formal, internal “Mortgage Guaranty Quality Control Programs” with respect to in-force business; (vi) prohibitions on captive reinsurance arrangements; and (vii) incorporation of an NAIC “Mortgage Guaranty Insurance Standards Manual.” The MGIWG is working on the development of the mortgage guaranty insurance capital model, which is needed to determine the RBC and loan-level capital standards for the amended MGI Model. We cannot predict the outcome of this process, whether any state will adopt the amended MGI Model or any of its specific provisions, the effect changes, if any, will have on the mortgage guaranty insurance market generally, or on our business specifically, the additional costs associated with compliance with any such changes, or any changes to our operations that may be necessary to comply, any of which could have a material adverse effect on our business, results of operations and financial condition. We also cannot predict whether other regulatory initiatives will be adopted or what impact, if any, such initiatives, if adopted as laws, may have on our business, results of operations and financial condition.

Changes in regulations that adversely affect the mortgage insurance markets in which we operate could affect our operations significantly and could reduce the demand for mortgage insurance.

In addition to the general regulatory risks that are described under “—Our business is extensively regulated and changes in regulation may reduce our profitability and limit our growth,” we are also affected by various additional regulations relating particularly to our mortgage insurance operations.

Federal and state regulations affect the scope of our competitors’ operations, which influences the size of the mortgage insurance market and the intensity of the competition. This competition includes not only other private mortgage insurers, but also federal and state governmental and quasi-governmental agencies, principally the FHA and the VA, which are governed by federal regulations. Increases in the maximum loan amount that the FHA can insure, and reductions in the mortgage insurance premiums the FHA charges, can reduce the demand for private mortgage insurance. Decreases in the maximum loan amounts the GSEs will purchase or guarantee, increases in GSE fees or decreases in the maximum LTV ratio for loans the GSEs will purchase can also reduce demand for private mortgage insurance. See “—Risks Relating to Our Business—Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition.” Legislative, regulatory and administrative changes could cause demand for private mortgage insurance to decrease.

Additionally, on May 20, 2020, the FHFA issued the Proposed Framework for the GSEs and the comment period expired on August 31, 2020. As proposed, the Proposed Framework would significantly increase regulatory capital requirements for the GSEs over current requirements. If the Proposed Framework is finalized in its current form, higher GSE capital requirements could ultimately lead to increased costs to borrowers for GSE loans, which in turn could shift the market away from the GSEs to FHA or provide incentives for originators to retain mortgages or securitize them in the private-label market. Such a shift could result in a smaller market for private mortgage insurance. In addition, if the final Proposed Framework grants more favorable capital relief to alternatives to mortgage insurance, the GSEs could be incented to favor such alternatives when they have the option to do so. If these developments should occur, they would adversely affect the demand for mortgage insurance, which would adversely affect our mortgage insurance operations. We cannot predict what form the final Proposed Framework will take.

In addition, if international banking standards set forth by the Basel Committee are implemented in the United States, without modification by the Federal Banking Agencies (as defined below), the rules could discourage the use of mortgage insurance in the United States. See “—The implementation of the Basel III may discourage the use of mortgage insurance.”

As a credit enhancement provider in the residential mortgage lending industry, we are also subject to compliance with or otherwise impacted by various federal and state consumer protection and insurance laws, including RESPA, the Fair Housing Act of 1968 (the “Fair Housing Act”), HOPA, the FCRA and others. Among other things, these laws: (i) prohibit payments for referrals of settlement service business, providing services to lenders for no or reduced fees or payments for services not actually performed; (ii) require cancellation of insurance and refund of unearned premiums under certain circumstances; and (iii) govern the circumstances under which companies may obtain and use consumer credit information. Changes in these laws or regulations, changes in the appropriate regulator’s interpretation of these laws or regulations or heightened enforcement activity could materially adversely affect our business, results of operations and financial condition.

The implementation of the Basel III may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision (the “Basel Committee”), developed the Basel Capital Accord (“Basel I”), which sets out international benchmarks for assessing banks’ capital adequacy requirements. In 2005, the Basel Committee issued an update to Basel I (“Basel II”), which, among other things, sets forth capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. Following the financial crisis of 2008, the Basel Committee made further revisions to improve the quality and quantity of capital banking organizations hold through Basel III. The Federal Reserve, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation (“FDIC”) (collectively, the “Federal Banking Agencies”) implemented Basel III through the adoption of revisions to their regulatory capital rules (the “Basel III Rules”), which establish minimum RBC and leverage capital requirements for most United States banking organizations (although banking organizations with less than $10 billion in total assets may now choose to comply with an alternative community bank leverage ratio framework established by the Federal Banking Agencies in 2019).

If further revisions to the Basel III Rules increase the capital requirements of banking organizations with respect to the residential mortgages we insure or do not provide sufficiently favorable treatment for the use of mortgage insurance purchased in respect of a bank’s origination and securitization activities it could adversely affect the demand for mortgage insurance. In December 2017, the Basel Committee published final revisions to the Basel III capital framework (the “2017 Basel III Revisions”) that were generally targeted for implementation by each participating country by January 1, 2022. In March 2020, the Basel Committee revised the target date for implementation to January 1, 2023. Under these revisions to the international framework, banks using the standardized approach to determine their credit risk may consider mortgage insurance in calculating the exposure amount for real estate, but will determine the risk-weight for residential mortgages based on the LTV ratio at loan origination, without consideration of mortgage insurance. Under the standardized approach, after the appropriate risk-weight is determined, the existence of mortgage insurance could be considered, but only if the company issuing the insurance has a lower risk-weight than the underlying exposure. Mortgage insurance issued by private companies would not meet this test. Therefore, under the 2017 Basel III Revisions, mortgage insurance could not mitigate credit and lower the capital charge under the standardized approach. It is possible that the Federal Banking Agencies could determine that their current capital rules are at least as stringent as the 2017 Basel III Revisions, in which case no change would be mandated. However, if the Federal Banking Agencies decide to implement the 2017 Basel III Revisions as specifically drafted by the Basel Committee, mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance.

Further, it is possible (but not mandated by the 2017 Basel III Revisions) that the Federal Banking Agencies and the GSEs might likewise discontinue taking mortgage insurance into account when determining a mortgage’s LTV ratio for prudential (non-capital) purposes.

Risks Relating to Our Continuing Relationship with Our Parent

Our Parent will continue to have significant control over us following the completion of this offering, and our continuing relationship with our Parent and its affiliates may affect our ability to operate our business as we deem appropriate.

Following this offering, our Parent will continue to own a majority of our common stock. As a result, our Parent will have significant control over us. Going forward, our Parent’s degree of control will depend on, among other things, its level of ownership of our common stock and its ability to exercise certain rights under the terms of the master agreement that we intend to enter into with our Parent in connection with this offering (the “Master Agreement”). The risks relating to our continuing relationship with our Parent could materialize or evolve at any time.

Under the Master Agreement we intend to enter into with our Parent, it will be entitled to designate a certain number of persons to our board of directors and certain committees thereof depending on the beneficial ownership by our Parent of our outstanding common stock. In addition, for so long as our Parent beneficially owns at least 50% of our outstanding common stock, we will be required to seek the prior written consent of our Parent to take various significant corporation actions (subject to certain exceptions). See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement.” Because our Parent’s interests may differ from those of other stockholders, actions that our Parent takes or omits to take with respect to us (including those corporate or business actions requiring its prior written approval), for as long as it is our controlling stockholder, may not be as favorable to other stockholders as they are to our Parent. See “—Conflicts of interest and other disputes may arise between our Parent and us that may be resolved in a manner unfavorable to us and our other stockholders.” We also intend to enter into a registration rights agreement with our Parent, which will give our Parent a right, subject to certain conditions, to require us to register the sale of our common stock beneficially owned by our Parent after this offering. See “—General Risk Factors—Future sales of shares by existing stockholders could cause our share price to decline.” We cannot accurately predict whether any of the terms of the Master Agreement or registration rights agreement will negatively affect our business.

Conflicts of interest and other disputes may arise between our Parent and us that may be resolved in a manner unfavorable to us and our other stockholders.

Conflicts of interest and other disputes may arise between our Parent and us in connection with our past and ongoing relationships, and any future relationships we may establish.

All of our directors immediately following the offering will have been designated to our board of directors by our Parent. Certain of these directors may also be officers or employees of our Parent or certain of its other subsidiaries. Because of their current or former positions with our Parent or certain of its other subsidiaries, these directors, as well as a number of our officers, own substantial amounts of our Parent’s common stock and options to purchase our Parent’s common stock. Ownership interests of our directors or officers in our Parent’s common stock, or service of certain of our directors as officers of our Parent or certain of its other subsidiaries, may create, or may create the appearance of, conflicts of interest when such director or officer is faced with a decision that could have different implications for the two companies. For example, potential conflicts could arise regarding the desirability of acquisition opportunities, business plans, employee retention or recruiting, capital management or our dividend policy.

In addition, in connection with this offering, we and our Parent and certain of its other subsidiaries intend to enter into certain agreements that will provide a framework for our ongoing relationship, including a Master Agreement, a registration rights agreement, one or more shared services agreements, an intellectual property cross license agreement and a trademark license agreement. Disagreements regarding the rights and obligations of our Parent or certain of its other subsidiaries or us under each of these agreements or any renegotiation of their terms could create conflicts of interest for certain of these directors and officers, as well as actual disputes that may be resolved in a manner unfavorable to us and our other stockholders. Interruptions to or problems with services provided under a shared services agreement could result in conflicts between us and our Parent or certain of its other subsidiaries that increase our costs both for the processing of business and the potential remediation of disputes. Although we believe these agreements will contain commercially reasonable terms, the terms of these agreements may later prove not to be in the best interests of our future stockholders or may contain terms less favorable than those we could obtain from third parties. In addition, certain of our officers negotiating these agreements may appear to have conflicts of interest as a result of their ownership of our Parent’s common stock and holdings of our Parent’s equity awards.

The terms of our arrangements with our Parent may be more favorable than we will be able to obtain from an unaffiliated third party.

Our Parent or certain of its other subsidiaries currently performs or supports many important corporate functions for our operation, including but not limited to, investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). Prior to the completion of this offering we intend to enter into one or more shared services agreements with our Parent or certain of its other subsidiaries that provides us continued access to certain of these services. We negotiated these arrangements with our Parent or certain of its other subsidiaries in the context of a parent-subsidiary relationship. We cannot assure you that following the completion of this offering, these services will be sustained at the same levels or that we would be able to replace such services in a timely manner or on comparable terms.

If our Parent or certain of its other subsidiaries ceases to provide services pursuant to one or more shared services agreements, our costs of procuring services from third parties may increase. As a standalone company, we may be unable to obtain such goods and services at comparable prices or on terms as favorable as those obtained prior to this offering, either of which could adversely affect our business, results of operations or financial condition. Other agreements with our Parent or certain of its other subsidiaries also govern the relationship between us and our Parent or certain of its other subsidiaries following the offering and provide for the allocation of certain expenses. They also contain terms and provisions that may be more favorable than terms and provisions we might have obtained in arm’s length negotiations with unaffiliated third parties. These operational risks could have a material adverse effect on our business, results of operations and financial condition. For additional discussion of the services, see “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Shared Services Agreements.”

Our brand, reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.

After the offering, we will remain a part of our Parent’s family of businesses and retain the “Genworth” name. Therefore, our customers, third-party service providers, credit providers and other persons may continue to associate us with our Parent’s brand, reputation and services, as well as its capital base and financial strength. Our Parent has substantial leverage and depends on us as a source of liquidity.

Our Parent continues to pursue its overall strategy with a focus on improving business performance, addressing financial leverage and increasing financial and strategic flexibility across the organization. Our Parent’s strategy includes maximizing its opportunities in its mortgage insurance businesses and stabilizing its United States life insurance businesses. However, our Parent cannot be sure it will be able to successfully execute on any of its strategic plans to effectively address its current business challenges (including with respect to stabilizing its United States life insurance businesses, debt obligations, cost savings, ratings and capital), including as a result of:

•	an inability to attract buyers for any businesses or other assets our Parent may seek to sell, or securities it may seek to issue, in each case, in a timely manner and on anticipated terms;

•

an inability to increase the capital needed in our Parent’s businesses in a timely manner and on anticipated terms, including through improved business performance, reinsurance or similar transactions, asset sales, securities offerings or otherwise, in each case as and when required;

•	a failure to obtain any required regulatory, stockholder, noteholder approvals and/or other third-party approvals or consents for such alternative strategic plans;

•	our Parent’s challenges changing or being more costly or difficult to successfully address than currently anticipated or the benefits achieved being less than anticipated;

•	an inability to achieve anticipated cost-savings in a timely manner; and

•	adverse tax or accounting charges.

We also rely on our Parent and/or certain of its subsidiaries to provide certain investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal). If our Parent is unable or unwilling to provide such services in the future, we may be unable to provide such services ourselves or we may have to incur additional expenditures to obtain such services from another provider. Additionally, we may be subject to reputational harm if our Parent or any of its affiliates, previously, or in the future, among other things, becomes subject to litigation or otherwise damages its reputation or business prospects. Any of these events might in turn could adversely affect our business, results of operations and financial condition.

Our Parent’s challenges in its long-term care insurance business, or other financial or operational difficulties, may also be attributed to us by investors and may have an adverse effect on the perception of our common stock as an investment. Additionally, any downgrade or negative outlook of our Parent’s ratings may negatively impact our ratings by certain ratings agencies whose rating protocols and group rating methodologies require adverse ratings actions in cases of parent or sister company rating downgrades or adverse rating actions. A downgrade in our ratings may adversely affect our relationship with current and potential customers as well as our ability to write new business and access capital on favorable terms. See “—Risks Relating to Our Business—Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial condition, and future adverse rating agency actions could have a further and more significant adverse impact on us.”

Our Parent’s indebtedness and potential liquidity constraints may negatively affect us.

Our Parent as of June 30, 2020 had outstanding holding company indebtedness of $2.7 billion, including approximately $1.0 billion maturing in 2021. Our Parent has been a party to English Court proceedings brought by AXA since December 2017 (case title: AXA S.A. v. Genworth Financial International Holdings, LLC et. al.). On July 20, 2020, our Parent entered into a settlement agreement with AXA (the “AXA Settlement”) pursuant to which the parties agreed, pending satisfaction of certain conditions, not to enforce, appeal or set aside the liability judgment of December 6, 2019 and the subsequently issued damages judgment of July 27, 2020. Prior to the AXA Settlement, our Parent made a $134 million interim payment to AXA in January 2020. As part of the AXA Settlement, our Parent agreed to pay an initial further amount of £100 million to AXA, which was duly paid on July 21, 2020, and a significant portion of future claims that are still being processed.

In addition, a secured promissory note (the “Promissory Note”) was issued to AXA, under which our Parent agreed to make deferred cash payments totaling approximately £317 million in two payments in June 2022 and September 2022, subject to certain mandatory prepayment obligations. The Promissory Note also contains certain negative and affirmative covenants, representations and warranties and customary events of default. Future claims that are still being processed, which are currently estimated to be approximately £107 million, will be added to the Promissory Note as part of the September 2022 payment. To secure its obligation under the Promissory Note, our Parent pledged as collateral to AXA a 19.9% security interest in our outstanding common shares held by our Parent indirectly through GHI, among other things. AXA does not have the right to sell or repledge the collateral, and the security interest does not entitle AXA to voting rights. The collateral will be released back fully to our Parent upon full repayment of the Promissory Note and is also subject to partial releases after certain prepayments. Accordingly, the collateral arrangement has no impact on our consolidated financial statements. See “—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions” and “—Our brand, reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.”

In connection with its quarterly financial reporting for the second quarter of 2020, our Parent disclosed that certain conditions and events occurring and expected to occur raise doubt about its ability to meet its financial obligations for the succeeding year. Our Parent’s obligations during the succeeding year include a partial settlement payment and interest relating to the AXA Settlement, $356 million amount of senior notes due in February 2021 and interest payments on its outstanding public notes. As of June 30, 2020, our Parent disclosed it had unrestricted cash and cash equivalents balance of $494 million and indicated that it did not expect to receive dividends from its subsidiaries as a source of liquidity during the year. However, our Parent stated its belief that management’s plans alleviated this doubt. Such plans include our offering of the 2025 Senior Notes and this initial public offering. Our Parent is relying on, among other things, the previously-declared dividend payable to GHI to be funded with the proceeds of this initial public offering to satisfy its obligations as they become due.

See “—Use of Proceeds.” In addition to the contractual obligations due within one year described above, our Parent also has, among other obligations, debt maturing in September 2021 of approximately $660 million and payments due to AXA under the Promissory Note described elsewhere herein. Because we are not responsible for our Parent’s indebtedness and we are currently predominately capitalized and funded independently of our Parent, if our Parent is unable to raise sufficient proceeds to satisfy its obligations as they become due, or our Parent were to default on its outstanding indebtedness, or were to default on the Promissory Note and result in AXA seeking to foreclose on the pledged shares held by our Parent indirectly through GHI or our Parent were to become subject to insolvency or other similar proceedings, we would not expect such events to result directly in an event of default or an insolvency event for us. However, any such event or the risk (or perceived risk) that any such proceedings could involve us, could negatively affect our ratings, our reputation, our business, our liquidity and results of operations, and could therefore have a negative effect on our ability to repay our own indebtedness, including the 2025 Senior Notes, or otherwise could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects. See “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—Our brand, reputation and ratings could be affected by issues affecting our Parent in a way that could materially and adversely affect our business, financial condition, liquidity and prospects.”

The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.

In connection with the AXA Settlement, our Parent entered into the Promissory Note with an aggregate principal amount of approximately $400 million, which is secured, among other things, by a 19.9% interest in our common stock held by our Parent through GHI. The final payment on the Promissory Note is due on September 30, 2022, with an interim payment due on June 30, 2022, and is subject to various mandatory prepayment provisions including, with certain exceptions, for future debt and equity financings and certain types of asset sales and other strategic transactions. While the Promissory Note is outstanding, these prepayment provisions, as well as other covenants and restrictions imposed on us may make it practically difficult for us to finance our operations and the operations of our subsidiaries with future debt or equity offerings, certain types of asset sales or other strategic transactions that may be potential sources of funding. To the extent we need funding to finance our operations or the operations of our subsidiaries or to satisfy other liquidity needs, there can be no assurance that we will be able to generate additional funding on favorable terms or at all. Such inability to finance our business could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects. See “—Our Parent’s indebtedness and potential liquidity constraints may negatively affect us.”

Risks Relating to Taxation

Changes in tax laws could have a material adverse effect on our business, cash flows, results of operations or financial condition.

Various tax regulations require the preparation of complex computations, significant judgments and estimates in interpreting their respective provisions. These aspects are inherently difficult to interpret and apply, and the Treasury Department, the Internal Revenue Service (the “IRS”) and other standard-setting bodies could interpret these aspects differently than us. In addition, these departments could issue guidance on how provisions of tax regulations should be applied or administered that could be different from our interpretation. Therefore, even though we believe we have applied tax laws and regulations appropriately in our financial statements it is possible that we have interpreted the rules differently and therefore applied the impacts to our financial results in a way that differs from those of these authoritative bodies. Likewise, changes in tax laws or regulations may be proposed or enacted that could adversely affect our overall tax liability and results of operations or financial condition. Changes in tax laws and regulations that impact our customers and counterparties or the economy may also impact our results of operations and financial condition. There can be no assurance that changes in tax laws or regulations will not materially and/or adversely affect our effective tax rate, tax payments, results of operations and financial condition.

We are subject to regular review and audit by tax authorities as well as subject to the prospective and retrospective effects of changing tax regulations and legislation. The ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income (loss), cash flows or operations.

We are jointly and severally liable for any U.S. federal income taxes owed by the Genworth Consolidated Group for taxable periods in which we are a member of the group.

We currently join in the filing of a United States consolidated income tax return of which our Parent is the common parent (the “Genworth Consolidated Group”) with our other insurance and non-insurance affiliates. As a result, we are jointly and severally liable for the U.S. federal income taxes owed by the group for periods in which we are a member of the group. Accordingly, for any taxable periods for which we are included in the Genworth Consolidated Group for U.S. federal income tax purposes, we could be liable in the event that any income tax liability was incurred but was not discharged by the Parent or any other member of the group. Our Parent, however, will be responsible for any taxes for which we are jointly and severally liable solely by reason of filing a combined, consolidated or unitary return with our Parent under the Master Agreement.

General Risk Factors

We are a holding company, and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.

We are a holding company with limited direct business operations. Our primary subsidiaries are insurance companies that own substantially all of our assets and conduct substantially all of our operations. Dividends from our subsidiaries and permitted payments to us under arrangements with our subsidiaries are our principal sources of cash to meet our obligations. These obligations include operating expenses and interest and principal on current and any future borrowings. Our subsidiaries may not be able to, or may not be permitted to, pay dividends or make distributions to enable us to meet our obligations. Each subsidiary is a distinct legal entity and legal and contractual restrictions may also limit our ability to obtain cash from our subsidiaries. If the cash we receive from our subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of these obligations, or if a subsidiary is unable or unwilling to pay future dividends to us to meet our obligations, we may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets or the issuance of equity.

The payment of dividends and other distributions by our insurance subsidiaries is dependent on, among other things, their financial condition and operating performance, corporate law restrictions and insurance laws and regulations. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require affirmative approval from an insurer’s domiciliary department of insurance. In addition, insurance regulators and GSEs may prohibit the payment of ordinary dividends or other payments by the insurance subsidiaries (such as a payment under an agreement or for employee or other services) if they determine that such payment could be adverse to policyholders. Courts typically grant regulators significant deference when considering challenges of an insurance company to a determination by insurance regulators to grant or withhold approvals with respect to dividends and other distributions. More recently, the GSEs temporarily amended PMIERs as a result of COVID-19, requiring our approved insurer, GMICO, to obtain the GSEs’ prior written consent through March 31, 2021 before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing arrangements. See “—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “Regulation—Insurance Holding Company Regulation.”

Our liquidity and capital position are highly dependent on the performance of our subsidiaries and their ability to pay dividends to us as anticipated. The evaluation of future dividend sources and our overall liquidity plans are subject to current and future market conditions, among other factors, which are subject to change.

There has been no prior public market for our common stock and an active public market may never develop, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

Prior to this offering, there has been no established trading market for our common stock, and there can be no assurance that an active trading market for our common stock will develop or, if one develops, be maintained. If an active public market for our common stock does not develop, or is not maintained, it may be difficult for you to sell our common stock at a price that is attractive to you or at all. Our Parent will negotiate the initial public offering price per share of common stock with the representatives of the underwriters and therefore that price may not be indicative of the market price of our common stock after this offering. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock. The market price for our common stock may fall below the initial public offering price. In addition, the market price of our common stock may fluctuate significantly. Some of the factors that could negatively affect the market price of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our earnings estimates or publication of research reports about us or the mortgage insurance industry;

•	changes in market valuations of similar companies;

•	any indebtedness we incur in the future;

•	changes in credit markets and interest rates;

•	changes in government policies, laws and regulations;

•	changes impacting the GSEs, the FHA and Ginnie Mae;

•	additions to or departures of our key management;

•	actions by stockholders;

•	speculation in the press or investment community;

•	impact of our relationship over time with our Parent;

•	strategic actions by us or our competitors;

•	changes in our financial strength ratings;

•	general market and economic conditions;

•	our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts; and

•	price and volume fluctuations in the stock market generally.

The stock markets have experienced volatility and price and volume fluctuations in recent years that have been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, the market prices of securities of insurance and financial services companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in excess volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of shares of our common stock are low.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

The preparation of our financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our stock. Further, the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. See “—Our business could be adversely impacted from deficiencies in our disclosure controls and procedures or internal control over financial reporting.

Future sales of shares by existing stockholders could cause our share price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, may cause the market price of our common stock to decline. Upon completion of this offering, we will have outstanding shares of common stock and our Parent will beneficially own approximately     % of our                outstanding shares of common stock (approximately     % if the underwriters exercise in full their option to purchase additional shares of common stock from us). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act, unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the remaining shares of common stock,                  shares will be “restricted securities” within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under the Securities Act, subject to any restrictions on unvested shares issued under our share incentive plans and subject to the terms of the lock-up agreements described below. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the representatives of the underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements entered into in connection with this offering. See “Underwriting.”

We, our executive officers and directors and our Parent have agreed with the underwriters to a “lock-up,” meaning that, subject to certain exceptions, we, our executive officers and directors and our Parent and its direct affiliates will not dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. Following the expiration of this 180-day lock-up period,                  shares of common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 and subject to any restrictions on unvested shares issued under our share incentive plans. See “Shares Eligible for Future Sale.” Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, our Parent, which holds approximately                 shares, or     % of our outstanding common stock following the offering (approximately     % if the underwriters exercise in full their option to purchase additional shares of common stock from us), will have registration rights, subject to certain conditions, to require us to file registration statements covering the sale of its shares or to include its shares in registration statements that we may file for ourselves or other stockholders in the future, although we will be restricted from filing such registration statements during the 180-day lock-up period. Once we register the shares for our Parent, they will be freely tradable in the public market upon resale by our Parent.

In the future, we may issue additional shares of common stock or other securities convertible into or exchangeable for shares of our common stock. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of us by securities or industry analysts, the trading price for our common stock could be negatively affected. In the event we obtain securities or industry analyst coverage or if one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.

Provisions of state corporate and state insurance laws, of PMIERs and of our amended and restated certificate of incorporation and our amended and restated bylaws may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

State laws, PMIERs and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may delay, deter, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. For example, such laws or provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination involving our company. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. In addition, PMIERs may delay or impede a business combination or change of control involving our company. PMIERs requires us to obtain the prior written approval of the GSEs before we permit a material change in, or acquisition of, control or beneficial ownership of our company or make changes to our corporate or legal structure. These restrictions may delay, deter or prevent a potential merger or sale of our company, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our insurance subsidiaries.

Our amended and restated certificate of incorporation and bylaws will include provisions that may have anti-takeover effects, such as prohibiting stockholders from calling special meetings of our stockholders and, from and after such time as our Parent ceases to beneficially own at least 50% of our outstanding common stock, from taking action by written consent. See “Description of Capital Stock—Anti-Takeover Provisions.”

We will be a “controlled company” within the meaning of the                rules and we will qualify for exemptions from certain corporate governance requirements.

Upon the completion of this offering, our Parent will beneficially own approximately    % of our outstanding common stock (approximately    % if the underwriters exercise in full their option to purchase additional shares of common stock from us). GHI is our direct parent and is a wholly owned subsidiary of our Parent. Because our Parent will control more than a majority of the total voting power of our common stock following this offering,

we will be a “controlled company” within the meaning of the                rules. Under these rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

•	the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

For as long as our Parent continues to beneficially own more than 50% of our outstanding common stock, our Parent generally will be able to determine the outcome of many corporate actions requiring stockholder approval, including the election of directors and the amendment of our certificate of incorporation and bylaws. In addition, under the provisions of the Master Agreement that we intend to enter into with our Parent prior to or concurrently with the completion of this offering, our Parent will have consent rights with respect to certain corporate and business activities that we may undertake, including during periods where holds less than a majority of our common stock. See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the                rules regarding corporate governance.

Our amended and restated certificate of incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our amended and restated certificate of incorporation or bylaws, (iv) any other action asserting a claim that is governed by the internal affairs doctrine or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Our business could be adversely impacted from deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management continually reviews the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Any material weaknesses in internal control over financial reporting or any other failure to maintain effective disclosure controls and procedures could result in material errors in our financial statements or untimely filings, which could cause investors to lose confidence in our reported financial information, and a decline in our share price.

Future offerings of debt or equity securities that may rank senior to our common stock may restrict our operating flexibility and adversely affect the market price of our common stock.

If we decide to issue debt securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may adversely affect the market price of our common stock. Any such preference equity securities will rank senior to our common stock and will also have priority with respect to any distributions upon a liquidation, dissolution or similar event, which could result in the loss of all or a portion of your investment. Our board of directors will have discretion whether to make any such issuances. Our decision to issue such securities will depend on market conditions and other factors beyond our control, and we cannot predict or estimate the amount, timing or nature of our future offerings. In addition, should our Parent contribute, or be required to contribute, additional capital to us, you may experience immediate dilution to the value of your shares of common stock.

The reduced disclosure requirements applicable to us as an “emerging growth company” under the JOBS Act may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, including as modified by the JOBS Act, and may remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we had total annual gross revenues of $1.07 billion or more, (b) the last day of our fiscal year following the fifth anniversary of this offering, (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three-year period or (d) the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws. For as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as “say on pay” and “say on frequency” and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important.

Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act for our fiscal year ending December 31,        , we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act, including as modified by the JOBS Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31,        . Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If they do, there may be a less active trading market for our common stock and our stock price may be more volatile.

The industry and market data we have relied upon may be inaccurate or incomplete and is subject to change.

We obtained the industry, market and competitive position data throughout this prospectus from (i) our own internal estimates and research, (ii) industry and general publications and research, (iii) studies and surveys conducted by third parties and (iv) other publicly available information. Independent research reports and industry publications generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that the information included in this prospectus from such publications, research, studies and surveys is reliable, industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein. While we believe our internal estimates and research are reliable and the definitions of our market and industry are appropriate, neither such estimates and research nor such definitions have been verified by any independent source. Furthermore, certain reports, research and publications from which we have obtained industry and market data that are used in this prospectus had been published before the outbreak of COVID-19 and therefore do not reflect any impact of COVID-19 on any specific market or globally. The risk that industry and market data could be wrong is exacerbated when dealing with unprecedented scenarios, such as COVID-19, due to the lack of reliable historical reference points and data.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus contains forward-looking statements that are subject to certain risks and uncertainties. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “potential,” “plan,” “intend,” “seek,” “assume,” “believe,” “may,” “will,” “should,” “could,” “would,” “likely” and other words and terms of similar meaning, including the negative of these or similar words and terms, in connection with any discussion of the timing or nature of future operating or financial performance or other events. However, not all forward-looking statements contain these identifying words. Forward-looking statements appear in a number of places throughout this prospectus and give our current expectations and projections relating to our financial condition, results of operations, plans, strategies, objectives, future performance, business and other matters.

We caution you that forward-looking statements are not guarantees of future performance and that our actual consolidated results of operations, financial condition and liquidity may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. There can be no assurance that actual developments will be those anticipated by us. In addition, even if our consolidated results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results or conditions to differ materially from those contained or implied by the forward-looking statements, including the risks discussed in “Risk Factors.” Factors that could cause actual results or conditions to differ from those reflected in the forward-looking statements contained in this prospectus include:

•	The impact of the COVID-19 pandemic and uncertainties, including the scope and duration of the pandemic and responsive actions taken by governmental authorities and its impact on the housing market;

•

our ability to meet the requirements mandated by the GSEs and PMIERs, which could change in a way that is adverse to our business, such as the implementation of the Proposed Framework, which as currently drafted includes higher GSE capital requirements that could ultimately lead to increased costs to borrowers for GSE loans, which in turn could result in a smaller market for private mortgage insurance;

•	a deterioration in economic conditions or decline in home prices;

•	our ability to accurately estimate loss reserves;

•	inaccuracies in the models we use in our business and the variability in loss development in comparison to our model estimates and actuarial assumptions;

•	our ability to compete in the mortgage insurance industry, including with GSEs;

•	changes to the role of GSEs or to the charters and business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance;

•	effects of alternatives to private mortgage insurance or lower coverage levels of mortgage insurance on the amount of insurance we write;

•	a deterioration in economic conditions or a decline in home prices;

•	adverse effects to our brand, reputation and ratings due to issues affecting our Parent;

•	effects of the AXA Settlement on our ability to finance our business with additional debt or equity;

•	our ability to maintain customer relationships;

•	changes in the composition of our business or undue concentration of customers, geographic regions or products;

•	our effectiveness in identifying and adequacy in controlling or mitigating the risks we face through our risk management programs;

•	the extent of benefits we will realize from loss mitigation actions or programs;

•	effects of interest rates and changes in rates;

•	our ability to maintain or increase the capital required for our business in a timely manner and on the terms anticipated;

•	the availability, affordability or adequacy of our CRT transactions in protecting us against losses;

•	risks related to defaults by us or our counterparties to our CRT transactions;

•	adverse ratings agency actions;

•	the ability of our insurance subsidiaries to meet statutory capital and other requirements;

•	our ability to manage risks in our investment portfolio;

•	the effects of the Basel III Rules and the 2017 Basel III Revisions if implemented in the United States;

•	the effects of the CFPB final rule defining QM;

•	the effects of the amount of insurance we write as a result of the Dodd-Frank Act’s risk retention requirement or the definition of ARM;

•	changes in accounting and reporting standards issued by the FASB or other standard-setting bodies and insurance regulators;

•	our ability to on-board, retain, attract and motivate qualified employees and senior management;

•	our servicers’ abilities to adhere to appropriate servicing standards and COVID-19 disruptions;

•	our delegated underwriting program subjects us to unanticipated claims;

•	potential liabilities in connection with our contract underwriting business;

•	our ability to charge premiums that adequately compensate us for the risks and costs associated with the coverage we provide for the duration of a policy;

•	a decrease in the volume of Low-Down Payment Loan originations or an increase in mortgage loan cancellations;

•	the impact of unanticipated problems as a result of the failure or compromise of our computer systems;

•	actual or perceived failure to protect the consumer information and other data we collect, process and store;

•	the occurrence of natural or man-made disasters or a pandemic, such as COVID-19;

•	losses in connection with future litigation and regulatory proceedings or other actions;

•	changes in tax laws; and

•	changes in regulation of our insurance operations or adverse changes in our regulatory requirements.

Important factors referenced above may not contain all of the factors that are important to you in making a decision to invest in our common stock. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect or anticipate. In light of these risks, we caution you against relying upon any forward-looking statements contained in this prospectus. The forward-looking statements included in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date hereof. We undertake no obligation, except as may be required by law, to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock will be approximately $         , assuming an offering price of $         per share (which is the mid-point of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase                additional shares of common stock from us, our total net proceeds will be approximately $         after deducting the underwriting discount and estimated offering expenses payable to us.

We intend to use all of the net proceeds to fund the payment of a previously-declared dividend to GHI (which will, in turn, transfer the funds to our Parent).

DIVIDEND POLICY

Our board of directors may in the future determine to declare and to pay a dividend on our common stock on an annual or more frequent basis based on our capital levels and in accordance with applicable laws and regulatory guidance. Any future determination relating to our dividend policy will be made at the sole discretion of our board of directors and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, restrictions under the documentation governing certain of our indebtedness, capital requirements, regulations, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant. The ability of our board of directors to declare a dividend is also subject to limits imposed by Delaware corporate law and the laws of North Carolina.

We are a holding company, and we have no direct operations. All of our business operations are conducted through our subsidiaries, each of which is a distinct legal entity, and certain legal and contractual restrictions may limit our ability to obtain cash dividends or distributions from them. Our ability to pay dividends depends on our receipt of cash dividends or distributions from our operating subsidiaries. Under PMIERs, the GSEs restrict the ability of our primary operating subsidiary to pay dividends and make other distributions to us unless the respective subsidiary has PMIERs available assets in excess of PMIERs minimum required assets. In addition, the PMIERs Amendment imposes temporary capital preservation provisions through March 31, 2021, that require an approved insurer to obtain prior written GSE approval before paying any dividends or pledging or transferring assets to an affiliate. State restrictions, including North Carolina, on our insurance subsidiaries’ ability to pay dividends or distributions to us, or any future similar restrictions adopted by the states in which our insurance subsidiaries are domiciled, also could have the effect, under certain circumstances, of blocking or limiting dividends, distributions, or other amounts payable to us by our subsidiaries without affirmative approval, or non-disapproval within a statutory timeframe, of state regulatory authorities. Under Delaware corporate law, our board of directors may declare dividends only to the extent of our “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. See “Risk Factors—Risks Relating to Our Business—As a holding company, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us and to meet our obligations,” “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “Regulation—Insurance Holding Company Regulation.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2020, on an actual basis and an as adjusted basis giving effect to the sale of                shares of our common stock at the initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus) and the use of the entire net proceeds therefrom to pay a previously-declared dividend to GHI (which will, in turn, transfer the funds to our Parent) as described under “Use of Proceeds.”

This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus. The data assume that there has been no exercise, in whole or in part, of the underwriters’ option to purchase additional shares of our common stock in this offering.

	As of June 30, 2020
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$418,581	$

Long-term debt (1)	—
Equity:
Common stock ($0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding) (2)	—
Additional paid-in capital	2,367,727
Accumulated other comprehensive income (loss)	152,948
Retained earnings	1,511,263

Total equity	4,031,938

Total Capitalization	$4,031,938	$

(1)

On August 21, 2020, we received approximately $737 million in net proceeds from the issuance of the 2025 Senior Notes. We distributed $437 million of the net proceeds to GHI at the closing of the offering of our 2025 Senior Notes. Pursuant to the AXA Settlement, GHI intends to repay or reduce upcoming debt maturities in an amount equal to the net proceeds of the offering of our 2025 Senior Notes. See “Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.” The $300 million of the net proceeds from the issuance of the 2025 Senior Notes retained by GMHI comprises substantially all of the cash and cash equivalents held directly by GMHI. For additional information regarding the 2025 Senior Notes, see “Description of Certain Indebtedness.”

(2)

In connection with the AXA Settlement, our Parent entered into a Promissory Note in an amount of approximately $400 million, which is secured, among other things, by a 19.9% interest in our common stock held by our Parent through GHI.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share immediately after this offering.

Our net tangible book value as of                was $        , or $        per share. After giving effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the offering price range on the cover page of this prospectus, and after deducting the underwriting discount and other offering expenses payable by us and the application of the net proceeds therefrom as described under “Use of Proceeds,” our as adjusted net tangible book value as of                would have been $        , or $        per share. This amount represents an immediate increase in as adjusted net tangible book value of $        per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of $        per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that new investors paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share as of , before giving effect to this offering	$
Increase in net tangible book value per share attributable to this offering per share to our Parent (through GHI)	$
As adjusted net tangible book value per share after this offering	$
Dilution per share to new investors purchasing shares in this offering	$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of our common stock would increase (decrease) our as adjusted net tangible book value per share after this offering by $        per share and increase (decrease) the dilution to new investors by $        per share, in each case assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) our as adjusted net tangible book value by approximately $        per share and decrease (increase) the dilution to new investors by approximately $        per share, in each case assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting the underwriting discount and offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of our common stock, the net tangible book value per share, as adjusted to give effect to this offering, would be $        per share, and the dilution in net tangible book value per share to new investors in this offering would be $        per share.

The following table summarizes, as of                , on an as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the offering price range on the cover page of this prospectus, before deducting the underwriting discount and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Our Parent (through GHI)			%	$		%	$
New investors

Total		100%		$	100%

The table above assumed no exercise of the underwriters’ option to purchase                additional shares in this offering. If the underwriters exercise in full their option to purchase additional shares from us, the number of shares held by new investors will increase to                shares, or     % of the total number of shares outstanding following the completion of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of our common stock would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        , assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount.

The number of shares of our common stock that will be outstanding after this offering is based on shares of our common stock outstanding as of                and excludes shares of common stock reserved for future issuance under our plan.

To the extent that any outstanding options are exercised, restricted stock units vest, or new options are issued in the future under our stock-based compensation plans, or we issue additional shares of our common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth GMHI’s selected historical consolidated financial data as of and for each of the periods presented.

The selected historical consolidated financial data as of and for the years ended December 31, 2019 and 2018 and as of and for the six months ended June 30, 2020 and 2019 have been prepared in accordance with GAAP. The balance sheet data as of December 31, 2019 and 2018 and the statements of income data for each of the years ended December 31, 2019 and 2018 have been derived from the audited consolidated financial statements of GMHI included elsewhere in this prospectus. The balance sheet data as of June 30, 2020 and the statements of income data for the six months ended June 30, 2020 and 2019 are derived from the unaudited interim condensed consolidated financial statements of GMHI included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of GMHI’s management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results for the full fiscal year or any future reporting period.

The historical consolidated financial information is not necessarily indicative of future operating results. This information is only a summary and should be read in conjunction with “Risk Factors,” “Capitalization,” “Summary—Summary Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Statements of Income Data	Six Months ended June 30,		Years ended December 31,
(amounts in thousands)	2020	2019	2019	2018
Revenues:
Premiums	$469,051	$399,963	$856,976	$746,864
Net investment income	64,693	56,706	116,927	93,198
Net investment gains (losses)	(344)	109	718	(552)
Other income	3,209	1,912	4,232	1,587

Total revenues	$536,609	$458,690	$978,853	$841,097

Losses and expenses:
Losses incurred	246,310	15,931	49,850	36,405
Acquisition and operating expenses, net of deferrals	100,479	92,550	195,768	176,986
Amortization of deferred acquisition costs and intangibles	7,580	7,629	15,065	14,037

Total losses and expenses	$354,369	$116,110	$260,683	$227,428

Income before income taxes and change in fair value of unconsolidated affiliate	182,240	342,580	718,170	613,669
Provision for income taxes	41,015	73,477	155,832	129,807

Income before change in fair value of unconsolidated affiliate	141,225	269,133	562,338	483,862
Change in fair value of unconsolidated affiliate, net of taxes	—	36,439	115,290	(30,261)

Net income	$141,225	$305,572	$677,628	$453,601

Balance Sheet Data (1)	As of June 30,	As of December 31,
(amounts in thousands, except share and per share amounts)	2020	2019	2018
Assets
Investments:
Fixed maturity securities available-for-sale, at fair value	$4,384,126	$3,764,432	$3,274,497
Investment in unconsolidated affiliate, at fair value	—	—	424,756

Total investments	4,384,126	3,764,432	3,699,253
Cash and cash equivalents	418,581	585,058	159,051
Accrued investment income	28,947	24,159	21,922
Deferred acquisition costs	32,101	30,332	28,098
Premiums receivable	34,964	41,161	40,006
Other assets	55,409	54,811	30,358
Deferred tax asset	—	2,971	92,112

Total assets	$4,954,128	$4,502,924	$4,070,800

Liabilities and equity
Liabilities:
Loss reserves	$439,542	$235,062	$297,879
Unearned premiums	339,968	383,458	421,788
Other liabilities	124,514	57,329	77,394
Deferred tax liability	18,166	—	—

Total liabilities	$922,190	$675,849	$797,061

Equity:
Common stock ($0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding)	—	—	—
Additional paid-in capital	2,367,727	2,363,606	2,357,851
Accumulated other comprehensive income (loss)	152,948	93,431	(26,522)
Retained earnings	1,511,263	1,370,038	942,410

Total equity	$4,031,938	$3,827,075	$3,273,739

Total liabilities and equity	$4,954,128	$4,502,924	$4,070,800

(1)

On August 21, 2020, we issued the 2025 Senior Notes. We have committed in principle to initially retain $300 million of the net proceeds from the offering of our 2025 Senior Notes for general corporate purposes, including to pay interest on the 2025 Senior Notes, and for potential capital contributions to support GMICO. We distributed $437 million of the net proceeds to GHI at the closing of the offering of our 2025 Senior Notes. The 2025 Senior Notes were issued to persons reasonably believed to be qualified institutional buyers in a private offering exempt from registration pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in compliance with Regulation S under the Securities Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2020 and 2019, our audited consolidated financial statements and related notes for the years ended December 31, 2019 and 2018 included herein, “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data” and “Selected Historical Consolidated Financial Data.” This discussion includes forward-looking statements and involves numerous risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations, all of which may be exacerbated by COVID-19. See “—Trends and Conditions” below. Factors that could cause such differences are discussed in this section and the sections entitled “Industry and Market Data,” “Cautionary Note Regarding Forward-Looking Statements and Market Data” and “Risk Factors.” We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Future results could differ significantly from the historical results presented in this section. References to GMHI, the “Company,” “we” or “our” herein are, unless the context otherwise requires, to GMHI on a consolidated basis.

Overview of Business

We are a leading private mortgage insurance company, having served the United States housing finance market since 1981, and operate in all 50 states and the District of Columbia. Our mortgage insurance products provide credit protection to mortgage lenders, covering a portion of the unpaid principal balance of Low-Down Payment Loans in the event of a default. We believe we have built a leading platform based on long-tenured customer relationships, underwriting excellence and prudent risk and capital management practices. Our business objective is to leverage our competitive strengths to drive market share, maintain our strong capitalization and strong earnings profile and deliver attractive risk-adjusted returns to our Parent and its stockholders.

We generate revenues by providing mortgage credit protection to our customers in exchange for premiums, which we set based on our evaluation of the underlying risk we insure. Once the premium rate is established and coverage is activated, the premium rate remains unchanged for the first ten years of the policy; thereafter the premium rate resets to a lower rate used for the remaining life of the policy. In general, we can only cancel coverage for a failure to pay premiums or at servicer direction when the borrowers achieve the required amount of home equity. Our premium rate is applied predominantly to the original loan balance to determine either a monthly payment that the lender adds to the borrower’s monthly loan payment or a single upfront payment made by either the borrower or lender at loan closing. The amount of premiums earned from our insurance portfolio and the timing of premium recognition are also affected by persistency, which we measure as the percentage of loans that remain on our books based on the annualized cancellations for the period.

We also employ a CRT program to transfer a portion of our risk through both traditional XOL reinsurance arrangements and the issuance of MILNs. In exchange, we cede a negotiated amount of our premiums to the reinsurers and MILN investors that participate in our CRT transactions. Our net premiums earned (i.e., materially, the gross premiums charged less premiums ceded as part of our CRT program) represent the largest source of our revenues. Importantly, our CRT program helps to de-risk our operating model and spread the risk of loss across our counterparties while also providing capital relief.

We also invest our premiums in high quality, predominantly fixed income assets with the primary business objectives of preserving capital, generating investment income and maintaining sufficient liquidity to cover our operating expenses and pay future claims. The investment income generated through our investment portfolio is another significant source of our revenues.

We generate profits through collection of premiums less losses, operating expenses and taxes. Our mortgage insurance coverage protects lenders against loss in the event of a borrower default by covering a portion of the outstanding principal balance of a loan. In the event of a borrower default, our coverage reduces and, in certain instances eliminates, losses to the insured by transferring the covered portion of the economic loss to us. Borrower defaults are first reported to us as new delinquencies when the borrower fails to make two consecutive monthly mortgage payments. Incurred losses are our estimate of future claims on these new delinquencies as well as any change in the prior estimates for previously existing delinquencies. In addition, incurred losses include estimates of future claims on IBNR delinquencies. Our incurred losses are based on estimates of both the rate at which delinquencies will go to claim (i.e. claim frequency) and the ultimate claim amount (i.e. claim severity). Claim frequency and severity estimates are established based on historical experience focusing on certain delinquency and loan attributes that influence the probability and amount of ultimate claim. Our estimates of ultimate claim amounts for each delinquency include loss adjustment expense (“LAE”) that are costs incurred in the settlement of the claim process such as legal fees and costs to record, process and adjust claims. Incurred losses are generally affected by macroeconomic conditions, borrower credit quality, certain loan attributes, underwriting quality and our loss mitigation efforts among other factors detailed below.

Key Factors Affecting Our Results

Our financial position and results of operations depend to a significant extent on the following factors, each of which may be affected by COVID-19 as noted below in “—Trends and Conditions.”

Mortgage Origination Volume

The level of mortgage origination volume is a key driver of our future revenues. The overall mortgage origination market is influenced by macroeconomic factors such as the rate of economic growth, the unemployment rate, interest rates, home affordability, household savings rates, the inventory of unsold homes, demographics of potential homebuyers and credit availability. The mortgage origination market is also influenced by various legislative and regulatory actions and GSE programs and policies that impact the housing and mortgage finance industries.

Penetration

The penetration rate of private mortgage insurance is mainly influenced by the competitiveness of private mortgage insurance compared to alternative products for Low-Down Payment Loans provided by government agencies (principally the FHA and the VA), portfolio lenders that self-insure, reinsurers and capital market transactions designed to mitigate risk. In addition, the private mortgage insurance industry’s penetration rate is driven by the relative percentage of purchase mortgage originations versus refinances. Private mortgage insurance penetration tends to be significantly higher on new mortgages for purchased homes than on the refinance of existing mortgages, because average LTV ratios are typically higher on home purchases and therefore are more likely to require mortgage insurance. Lastly, we believe the penetration rate of private mortgage insurance is influenced by other factors, including lender preference, FHA competitiveness and risk appetite, loan limits, contractual terms including cancellability and loss mitigation practices.

Credit and Regulatory Environment

The level of private mortgage insurance market penetration (“market penetration”) and eventual market size is affected in part by actions taken by the GSEs and the United States government, including the FHA, the FHFA and Congress, that impact housing or housing finance policy. In the past, these actions have included announced changes, or potential changes, to underwriting standards, FHA pricing, GSE guaranty fees and loan limits, as well as low down payment programs available through the FHA or GSEs.

Competition and Market Share

Competitors include other private mortgage insurers that are eligible to write business for the GSEs. We compete with other private mortgage insurers based on pricing, underwriting guidelines, customer relationships, service levels, policy terms, loss mitigation practices, perceived financial strength (including comparative credit ratings), reputation, strength of management, product features and technology ease-of-use. We also compete with governmental agencies (principally the FHA and the VA) primarily based on price and underwriting guidelines.

Pricing is highly competitive in the mortgage insurance industry, with industry participants competing for market share and customer relationships. Recent pricing trends have introduced an increasing number of loan, borrower, lender and property attributes, resulting in expanded granularity in pricing regimes and a shift from traditional published rate cards to dynamic pricing engines that are intended to better align price and risk. Our risk-based pricing engine, GenRATE, was developed using our proprietary risk model, One Analytical Framework, which evaluates returns and volatility under both the PMIERs capital framework and our internal economic capital framework, which is sensitive to economic cycles and current housing market conditions. Our One Analytical Framework model assesses the performance of new business under expected and stress scenarios on an individualized loan basis, and it is used to determine pricing and inform our risk selection strategy that optimizes economic value by balancing return and volatility.

Seasonality

Consistent with the seasonality of home sales, purchase mortgage origination volumes typically increase in late spring and peak during summer months, leading to a rise in NIW volume during the second and third quarters of a given year. Refinancing volume, however, does not follow a similar seasonal trend and instead is primarily influenced by interest rates, which can overwhelm typical seasonal trends. Delinquency performance (new delinquency formation and cure behavior) is generally favorable in the first and second quarters of the year. Therefore, we typically experience lower levels of losses resulting from favorable delinquency activity in the first and second quarters, as typically compared to the third and fourth quarters. As the COVID-19 pandemic and United States housing market continue to evolve, we may see varying levels of delinquencies from period to period.

The following table presents our NIW, number of cures and new delinquencies for primary policies, excluding our run-off insurance block with reference properties in Mexico and prior business activity in South Korea (“run-off business”), for the periods indicated:

(Dollar amounts in millions)	Three months ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
NIW	$11,409	$10,252	$9,290	$9,636	$15,790	$18,835	$18,170	$17,908	$28,396
% change		(10.1)%	(9.4)%	3.7%	63.9%	19.3%	(3.5)%	(1.4)%	58.6%
Cure counts	8,395	7,781	7,511	8,726	7,791	7,382	7,464	8,649	9,795
% change		(7.3)%	(3.5)%	16.2%	(10.7)%	(5.3)%	1.1%	15.9%	13.3%
New delinquencies count	6,932	7,783	8,616	8,424	7,606	8,547	8,659	8,114	48,373
% change		12.3%	10.7%	(2.2)%	(9.7)%	12.4%	1.3%	(6.3)%	NM (1)

(1)	We define “NM” as not meaningful for increases or decreases greater than 200%.

NIW

NIW occurs when a lender activates mortgage insurance coverage on a closed mortgage loan. NIW increases our IIF, premiums written, and premiums earned. NIW is affected by the overall size of the mortgage origination market, the penetration rate of private mortgage insurance into the overall mortgage origination market and our market share of the private mortgage insurance market.

Pricing

Our pricing strategy is designed to charge premium rates commensurate with the underlying risk of each loan we insure. GenRATE provides us with a more flexible, granular and analytical approach to selecting and pricing risk. Using GenRATE, we can quickly change price to modify our risk selection levels, respond to industry pricing trends or adjust to changing economic conditions. We believe that GenRATE, powered by our proprietary risk model and our understanding of mortgage risk volatility, provides us with a highly sophisticated pricing regime that improves our risk selection and is designed to yield attractive risk adjusted returns through credit cycles.

IIF

IIF is used to determine premiums as the premium rate is expressed as a percentage of IIF. The vast majority of our IIF (98%) reflects the original loan balance for policies with level renewal premiums as of June 30, 2020 and December 31, 2019. The remainder of IIF is reflected using the amortized loan balance for policies with annual, amortizing renewal premiums. IIF is one of the primary drivers of our future earned premium. Based on the composition of our insurance portfolio, with monthly premium policies comprising a larger proportion of our total portfolio than single premium policies, an increase or decrease in IIF generally has a corresponding impact on premiums earned. Cancellations of our insurance policies as a result of prepayments and other reductions of IIF, such as rescissions of coverage and claims paid, generally have a negative effect on premiums earned.

Persistency Rate and Business Mix

The percentage of IIF that remains insured by us after taking into account annualized cancellations for the period presented is defined as our persistency rate. Because our insurance premiums are earned over the life of a policy, higher or lower persistency rates can have a significant impact on our profitability.

Loan prepayment speeds and the relative mix of business between single premium policies and monthly premium policies also impact our profitability. Assuming all other factors remain constant over the life of the policies, prepayment speeds have an inverse impact on IIF and the expected premium from our monthly policies. Slower prepayment speeds, demonstrated by a higher persistency rate, result in IIF remaining in place, providing increased premium from monthly policies over time as premium payments continue. Earlier than anticipated prepayments, demonstrated by a lower persistency rate, reduce IIF and the premium from our monthly policies.

The following table presents the weighted average mortgage interest rate on outstanding primary IIF as of June 30, 2020, excluding our run-off business. Prepayment speeds may be affected by changes in interest rates, among other factors. An increasing interest rate environment generally will reduce refinancing activity and result in lower prepayments. A declining interest rate environment generally will increase refinancing activity and increase prepayments.

Policy Year	Weighted average rate (1)
2004 and prior	6.07%
2005 to 2008	5.42%
2009 to 2012	4.18%
2013	4.12%
2014	4.44%
2015	4.14%
2016	3.88%
2017	4.23%
2018	4.74%
2019	4.21%
2020 (through June 30, 2020)	3.57%
Total portfolio	4.19%

(1)	Average Annual Mortgage Interest Rate Weighted by IIF.

In contrast to monthly premium policies, when single premium policies are cancelled by the insured because the loan has been paid off or otherwise, any remaining unearned premiums are earned at cancellation. Although these cancellations reduce IIF, assuming all other factors remain constant, the profitability of our single premium business increases when persistency rates are lower. As of June 30, 2020 and December 31, 2019, single premium policies comprised 18% and 20% of IIF, respectively.

Credit Quality

Improved analytics, stronger loan manufacturing quality controls, and the regulatory implementation of the QM Rule have resulted in a significant improvement in the credit quality for loans originated in the private mortgage insurance market over time. Additionally, private mortgage insurers and the GSEs have maintained strong credit standards over the past decade, with average FICO scores for NIW persisting at levels significantly above historical averages. As a result, the industry is insuring loans from borrowers who should be better positioned to meet their mortgage obligations. More recently, in response to FTHB demand, there has been modest credit expansion that accommodates LTV over 95% and higher DTI ratios. Even after this expansion, private mortgage insurers and the GSEs have maintained strong credit standards well above historical norms.

Net Investment Income

Net investment income is determined primarily by the invested assets held and the average yield on our overall investment portfolio.

Net Investment Gains (Losses)

The recognition of realized investment gains or losses can vary significantly across periods as the activity is highly discretionary based on such factors as market opportunities, our capital profile and overall market cycles that impact the timing of selling securities.

Losses Incurred

Losses incurred represent current payments and changes in the estimated future payments on claims that result from delinquent loans. We estimate an expense only for delinquent loans as explained in Note 2 to our audited consolidated financial statements for the years ended December 31, 2019 and 2018 included elsewhere in this prospectus. Incurred losses depend to a significant extent on the following factors, each of which in turn may be affected by COVID-19 as noted below in “—Trends and Conditions.” Other factors influencing incurred losses include:

•	deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments;

•	legislative, regulatory or GSE action, or executive orders permitting or mandating forbearance or a moratorium on foreclosures or evictions due to events such as natural disasters or COVID-19;

•

a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings and an adverse change in the effectiveness of loss mitigation actions that could result in an increase in the frequency of expected claim rates;

•	a drop in housing values that negatively impacts a borrower’s willingness to continue mortgage payments, potentially leading to higher delinquencies and ultimately claims;

•	if the foreclosure occurs in a state that imposes judicial process, which generally increases the amount of time it takes for a foreclosure to be completed, which impacts severity of the claim;

•	the credit characteristics in our in-force portfolio, as loans with higher risk characteristics generally result in more delinquencies and claims;

•	the size of loans we insure, as loans with relatively higher average loan amounts generally result in higher incurred losses;

•	the coverage percentage on insured loans, as loans with higher percentages of insurance coverage generally correlate with higher incurred losses;

•	the level and amount of reinsurance coverage maintained with third parties; and

•

the distribution of claims over the life of a book. Historically, the first few years after origination have relatively low claims, with claims increasing for several years subsequently and then declining. However, persistency, the condition of the economy, including unemployment and housing prices, and other factors can affect this pattern.

Credit Risk Transfer

We use CRT transactions to transfer a portion of our risk to third parties, through both traditional XOL reinsurance and the issuance of MILNs. Our CRT program reduces the volatility of our in-force portfolio and provides capital relief under PMIERs. When we enter into a CRT transaction, the reinsurer receives a premium and, in exchange, insures an agreed upon portion of incurred losses. These arrangements have the impact of reducing our earned premiums but also provide capital relief under PMIERs in exchange for a negotiated ceded premium rate. Under certain stress scenarios, our incurred losses are also reduced by any incurred losses ceded in accordance with our reinsurance agreements.

Operating Expenses

Our operating expenses include costs related to the acquisition and ongoing maintenance of our insurance contracts, including sales, underwriting and general operating costs. Acquisition expenses are influenced by the amount of our NIW. Acquisition costs that are related directly to the successful acquisition of new insurance policies, such as underwriting expenses, are deferred and amortized over the life of the underlying insurance policies. These deferred acquisition costs are referred to as “DAC.” The ongoing maintenance expenses of our insurance contracts are generally fixed in nature and include costs such as information technology, finance and legal, among others, including costs allocated from our Parent for certain activities on our behalf. See Note 10 to our audited consolidated financial statements for the years ended December 31, 2019 and 2018 and Note 8 to our unaudited condensed consolidated financial statements for the six months ended June 30, 2020 and 2019 for information regarding our related party transactions.

Critical Accounting Estimates

Trends and Conditions

COVID-19 has continued to disrupt the global economy, financial markets, business operations and consumer behavior and confidence across the globe. In the United States, while all states have been impacted by COVID-19, certain geographic regions have been disproportionately impacted either through the spread of the virus or the severity of the mitigation steps taken to control its spread. Economic activity in the United States slowed further in the second quarter of 2020 and unemployment remains elevated. GDP reflected a material decrease in the second quarter of 2020 as over 17 million American workers were unemployed through July 2020. Specific to housing, mortgage origination activity remained resilient in the second quarter of 2020 fueled by refinance activity given prevailing low interest rates. After experiencing a slowdown in sales from the onset of the crisis through May 2020, the purchase market improved in June 2020 with sales of previously owned homes increasing 21% month-over-month and inventories declining from 4.8 months to 4 months. The pandemic has affected our 2020 financial results primarily through increased borrower uptake of forbearance options, as discussed below, many of which resulted in a new delinquency, increased overall new delinquencies, emerging performance deterioration of existing delinquencies, higher losses and loss reserves and incremental PMIERs capital requirements as compared to the first six months of 2019. In addition, we experienced a material decline in persistency in 2020 from low interest rates.

The impact of the developing COVID-19 pandemic on our future business results is difficult to predict. We have performed extensive scenario planning to help us better understand and tailor our actions to mitigate the potential adverse effects of the pandemic on our financial results. While our current financial results to date fall within the range of our current scenarios, the ultimate outcomes and impact on our business will depend on the spread and length of the pandemic. Equally important will be the amount, type and duration of government stimulus and its impact on borrowers, regulatory and government actions to support housing and the economy, spread mitigating actions to curb the current increase in cases, the possible resurgence of the virus in the future and the shape of economic recovery, all of which are unknown at present. It is difficult to predict how long borrowers will need to use forbearance to assist them during the pandemic. Given that current forbearance plans may be extended up to a year, the resolution of a delinquency in a plan, whether it ultimately results in a cure or a claim, is difficult to estimate and may not be known for several quarters, if not longer. We are continuing to monitor COVID-19 developments, regulatory and government actions and the potential financial impacts on our business. However, given the specific risks to our business, it is possible the pandemic could have a significant adverse impact on our business, including our results of operations and financial condition.

Specific to housing finance, the CARES Act requires mortgage servicers to provide up to 180 days of deferred or reduced payments (“forbearance”) for borrowers with a federally backed mortgage loan who assert they have experienced a financial hardship related to COVID-19. Forbearance may be extended for an additional 180 days up to a year in total or shortened at the request of the borrower. Federally backed mortgages include FHA and VA backed loans and those purchased by Fannie Mae and Freddie Mac. The CARES Act also prohibited foreclosures on all federally backed mortgage loans, except for vacant and abandoned properties, for a 60-day period that began on March 18, 2020. Since the introduction of the CARES Act, the GSEs as well as most servicers of non-federally backed mortgage loans have extended similar relief to their respective portfolios of loans. The FHFA extended the foreclosure moratorium until at least December 31, 2020 for mortgages that are purchased by Fannie Mae and Freddie Mac. At the conclusion of the forbearance term, a borrower may either bring their loan current, defer any missed payments until the end of their loan, or the loan can be modified through a repayment plan or extension of the mortgage term. Many servicers have updated and improved their reporting to private mortgage insurers for when a loan is covered by forbearance. Servicer reported forbearance slowed meaningfully during May and June and ended the second quarter of 2020 with 7.7% or 68,937 of our active primary policies reported in a forbearance plan, of which 62% were reported as delinquent. Forbearance to date has been a leading indicator of future new delinquencies; however, it is difficult to predict the future level of reported forbearance and how many of the policies in a forbearance plan that remain current on their monthly mortgage payment will go delinquent. Our forbearance rate decreased to 7.4% as of July 31, 2020, which along with favorable cure development drove a decline in our total delinquencies from 53,587 as of June 30, 2020 to 52,484 as of July 31, 2020.

Market penetration and eventual market size are affected in part by actions that impact housing or housing finance policy taken by the GSEs and the United States government, including but not limited to, the FHA and the FHFA. In the past, these actions have included announced changes, or potential changes, to underwriting standards, including changes to the GSEs’ automated underwriting systems, FHA pricing, GSE guaranty fees, loan limits and alternative products, such as those offered through Freddie Mac’s IMAGIN and Fannie Mae’s EPMI pilot programs, as well as low-down payment programs available through the FHA or GSEs. On May 20, 2020, the FHFA re-proposed the Proposed Framework for Fannie Mae and Freddie Mac. The comment period expired on August 31, 2020. As proposed, the Proposed Framework would significantly increase regulatory capital requirements for the GSEs over current requirements. If the Proposed Framework is finalized in its current form, higher capital requirements could ultimately lead to increased costs to borrowers for GSE loans, which in turn could shift the market away from the GSEs to the FHA or lender portfolios. Such a shift could result in a smaller market for private mortgage insurance. For more information about the potential future impact, see “Risk Factors—Risks Relating to Our Business—Changes to the role of the GSEs or to the charters or business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, could adversely affect our business, results of operations and financial condition” and “Risk Factors—Risks Relating to Our Business—The amount of mortgage insurance we write could decline significantly if alternatives to private mortgage insurance are used or lower coverage levels of mortgage insurance are selected.”

Estimated mortgage origination volume increased during the first six months of 2020 compared to the first six months of 2019 primarily as lower interest rates resulted in higher refinance origination volumes. The estimated private mortgage insurance available market increased driven by higher refinance originations and higher purchase market penetration. Our primary persistency declined to 67% during the first six months of 2020 compared to 84% during the same period of 2019. Given the volume to date, we now expect mortgage originations to remain strong for the second half of 2020 fueled by sustained low interest rates driving refinances and by continued strength in the purchase originations market.

The United States private mortgage insurance industry is highly competitive. There are currently six active mortgage insurers, including us. The majority of our NIW is priced using our proprietary risk-based pricing engine, GenRATE, which provides lenders with a granular approach to pricing for borrowers. All active United States mortgage insurers utilize proprietary risk-based pricing engines. Given evolving market dynamics, we expect price competition to remain highly competitive. For more information on the potential impacts due to competition, see “Risk Factors—Risks Relating to Our Business—Competition within the mortgage insurance industry could result in the loss of market share, loss of customers, lower premiums, wider credit guidelines and other changes that could have a material adverse effect on our business, results of operations and financial condition.” At the same time, we believe mortgage insurers, including us, consider many variables when pricing their NIW including the prevailing and future macroeconomic conditions. As a result, we increased prices overall during 2020 to align with our updated view of risk in the prevailing market conditions and competitive factors. We believe our pricing remains competitive.

NIW of $46.3 billion increased 82% in the six months ended June 30, 2020 compared to the same period in 2019 primarily due to higher mortgage refinancing originations, a larger private mortgage insurance market as overall housing fundamentals remain strong and our higher estimated share. Our market share is influenced by the execution of our go to market strategy, including but not limited to, the market adoption of GenRATE and our selective participation in forward commitment transactions. Our market share remains impacted by the negative ratings differential relative to our competitors, concerns expressed about our Parent’s financial condition, the proposed transaction with China Oceanwide Holdings Group Co., Ltd. (together with its affiliates, “China Oceanwide”) and pricing competition. We continue to manage the quality of new business through pricing and our underwriting guidelines, which we modify from time to time when circumstances warrant.

Net earned premiums increased in the six months ended June 30, 2020 compared to the same period in 2019 primarily from growth in our IIF and from an increase in single premium policy cancellations driven largely by higher mortgage refinancing, partially offset by lower average premium rates in the current year. As a result of COVID-19, we experienced a significant increase in the number of reported delinquent loans during the second quarter of 2020. During this time and consistent with prior years, servicers continued the practice of remitting premium during the early stages of default. As a result, we did not experience an impact to earned premiums during the second quarter of 2020. Additionally, we have a business practice of refunding the post-delinquent premiums to the insured party if the delinquent loan goes to claim. We record a liability and a reduction to net earned premiums for the post-delinquent premiums we expect to refund. The post-delinquent premium liability recorded in the second quarter of 2020 for the increased number of delinquent loans was not significant to the change in earned premiums during the quarter. As a result of COVID-19, certain state insurance regulators have issued orders or provided guidance to insurers requiring or requesting, the provision of grace periods of varying lengths to insureds in the event of non-payment of premium. Regulators differ greatly in their approaches but generally focus on the avoidance of cancellation of coverage for non-payment. We currently comply with all state regulatory requirements and requests. If timely payment is not made, future premiums could decrease and the certificate of insurance could be subject to cancellation after 60 days, or such longer time as required under applicable law. During the second quarter of 2020, servicers continued to remit premium on non-delinquent loans and therefore we did not experience a significant change to earned premiums.

While COVID-19 is unique in that it is a sudden, global economic disruption stemming from a health crisis, we have experience with the financial impacts of sudden, unexpected economic events on our business. Prior localized natural disasters, such as hurricanes, have helped inform our view of the severity and potential duration of the economic shock caused by the efforts to contain the spread of COVID-19. Similar to our hurricane experience, borrowers who have experienced a financial hardship including, but not limited to, the loss of income due to the closing of a business or the loss of a job have taken advantage of available forbearance programs and payment deferral options. As a result, we have seen elevated new delinquencies, but as in past natural disasters, those delinquencies may cure at a higher rate than traditional delinquencies should economic activity quickly return to pre-COVID-19 levels. Severity of loss on loans that do go to claim, however, may be negatively impacted by the extended forbearance timeline, the associated elevated expenses such as accumulated interest, the higher loan amount of the recent new delinquencies and home price depreciation, if any. Unlike a hurricane where the natural disaster occurs at a point in time and the rebuild starts soon after, COVID-19 is an ongoing health crisis and we do not know when it will end, making it more difficult to determine the effectiveness of forbearance and the resulting rates at which delinquencies go to claims (“roll rates”) for new delinquencies in forbearance plans. Given this difference, our prior hurricane experience was relied upon as one consideration, of many, in the establishment of an appropriate roll rate estimate for new delinquencies in forbearance plans that have emerged as a result of COVID-19.

Our losses for the six months ended June 30, 2020 were $246 million with an associated loss ratio of 53% as compared to $16 million losses and a loss ratio of 4% for the six months ended June 30, 2019. The increase in losses was driven by several factors. New primary delinquencies increased significantly, largely in the second quarter of 2020 to 48,373 driven primarily by a significant increase in borrower forbearance as a result of COVID-19. Approximately 87% of our primary new delinquencies in the second quarter of 2020 were subject to a forbearance plan. New delinquencies contributed $197 million of losses for the six months ended June 30, 2020 with $170 million of loss expense in the second quarter of 2020 calculated by applying a blended estimated roll rate between the estimate for existing pre-COVID-19 early stage delinquencies and our past hurricane related roll rates related to the former. Such past hurricane related roll rates were materially lower than those related to

COVID-19 given the effectiveness of forbearance and government assistance programs. This compares to $60 million of losses from 16,030 new primary delinquencies for the six months ended June 30, 2019. Prior to COVID-19, traditional measures of credit quality, such as FICO score and whether a loan had a prior delinquency were most predictive of new delinquencies. Because the pandemic has affected a broad portion of the population, attribution analysis of second quarter of 2020 new delinquencies revealed that additional factors such as higher debt to income, geographies more affected by the virus or with a higher concentration of affected industries, loan size, and servicer process differences rose in significance.

In addition to new delinquencies, losses in the six months ended June 30, 2020 included a $28 million loss expense recorded in the second quarter associated with IBNR delinquencies, which are expected to be reported at a future date. We also strengthened reserves on existing delinquencies by an additional $28 million in the second quarter of 2020 driven primarily by the deterioration of early cure emergence patterns impacting claim frequency along with a modest increase in claim severity. This reserve strengthening compares to a favorable reserve adjustment of $10 million in the six months ended June 30, 2019 mostly associated with lower expected claim rates. Lastly, the 2020 loss expense reflects lower net benefits from cures and aging of existing delinquencies compared to the prior year.

As of June 30, 2020, GMICO’s RTC ratio under the current regulatory framework as established under North Carolina law and enforced by the NCDOI, GMICO’s domestic insurance regulator, was 12.2:1, compared to 12.5:1 as of December 31, 2019. This RTC ratio remains below the NCDOI’s maximum RTC ratio of 25:1. North Carolina’s calculation of RTC excludes the RIF for delinquent loans given the established loss reserves against all delinquencies. As a result, we do not expect any immediate, material pressure to GMICO’s RTC ratio in the short term as a result of COVID-19. GMICO’s ongoing RTC ratio will depend principally on the magnitude of future losses incurred by GMICO, the effectiveness of ongoing loss mitigation activities, new business volume and profitability, the amount of policy lapses and the amount of additional capital that is generated or distributed by the business or capital support (if any) that we or our Parent may provide.

Under PMIERs, we are subject to operational and financial requirements that private mortgage insurers must meet in order to remain eligible to insure loans that are purchased by the GSEs. Each approved mortgage insurer is required to provide the GSEs with an annual certification and a quarterly report as to its compliance with PMIERs. On June 29, 2020, the GSEs issued the PMIERs Amendment, which included both temporary and permanent amendments to PMIERs and became effective on June 30, 2020. With respect to loans that became non-performing due to a COVID-19 hardship, PMIERs was temporarily amended with respect to each non-performing loan that (i) has an initial missed payment occurring on or after March 1, 2020 and prior to January 1, 2021 or (ii) is subject to a forbearance plan granted in response to a COVID-19 hardship, the terms of which are materially consistent with terms of forbearance plans offered by the GSEs. The risk-based required asset amount factor for the non-performing loan will be the greater of (a) the applicable risk-based required asset amount factor for a performing loan were it not delinquent, and (b) the product of a 0.30 multiplier and the applicable risk-based required asset amount factor for a non-performing loan. In the case of (i), the 0.30 multiplier will be applicable for up to four calendar months from the date of the initial missed payment absent a forbearance plan described in (ii) above. The PMIERs Amendment also imposes temporary capital preservation provisions through March 31, 2021, that requires an approved insurer to obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer has a surplus of available assets. Lastly, the PMIERs Amendment imposes permanent revisions to the risk-based required asset amount factor for non-performing loans for properties located in future FEMA-Declared Major Disaster Areas eligible for individual assistance.

As of June 30, 2020, we had available assets of $4,218 million against $2,943 million net required assets under PMIERs compared to available assets of $3,811 million against $2,754 million net required assets as of December 31, 2019. The sufficiency as of June 30, 2020 was $1,275 million or 143% above the PMIERs requirements, compared to $1,057 million, or 138% above the PMIERs requirements, as of December 31, 2019.

The improvement in PMIERs sufficiency was driven in part by business cash flows increasing PMIERs available assets, elevated lapse of existing business driven by low prevailing interest rates and an increase in reinsurance credit. These factors were partially offset by incremental new delinquencies driving higher PMIERs required assets and capital consumed by NIW in 2020. In addition, our PMIERs required assets as of June 30, 2020 benefited from the application of a 0.30 multiplier applied to the risk-based required asset amount factor for certain non-performing loans. The application of the 0.30 multiplier to all eligible delinquencies provided $1,057 million of benefit to our June 30, 2020 PMIERs required assets. As a result of the uncertainty regarding the impact of COVID-19 on our business, we intend to preserve PMIERs available assets and defer the payment of dividends in 2020. The amount and timing of future dividends will depend on the economic recovery from COVID-19, among other factors.

In connection with and subsequent to the offering of our 2025 Senior Notes, we have been engaged in discussions with the GSEs and FHFA to address certain GSE objectives. As part of these discussions, we have committed in principle to initially retain $300 million of the net proceeds from the offering of our 2025 Senior Notes for general corporate purposes, including to pay interest on the 2025 Senior Notes, and for potential capital contributions to support GMICO. We distributed $437 million of the net proceeds to GHI at the closing of the offering of our 2025 Senior Notes. Pursuant to the AXA Settlement, GHI intends to repay or reduce upcoming debt maturities in an amount equal to the net proceeds of the offering of our 2025 Senior Notes (less certain amounts held back to fund interest payments and offering costs and expenses). In addition, GMICO agreed in principle to maintain, effective as of the closing of the offering of our 2025 Senior Notes, PMIERs capital at a level of 115% of the current requirements. See “Regulation—Agency Qualification Requirements.” We and our Parent have also committed to submit a plan to the GSEs to achieve the GSE objectives. Following the submission of this plan and as a result of our ongoing discussions (the outcome of which we cannot predict at this time), the GSEs may include additional or different conditions to those described above, which individually or in the aggregate may be material. See “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”

Our CRT program provided an estimated aggregate of $1,043 million of PMIERs capital credit as of June 30, 2020. Effective January 1, 2020, we executed an XOL reinsurance transaction with a panel of reinsurers covering a portion of the loss tier on current and expected NIW for the 2020 book year. Effective April 1, 2020, we executed an aggregate XOL reinsurance transaction providing up to $300 million of reinsurance coverage on our 2009 to 2019 book years that is intended to provide PMIERs capital credit for elevated delinquencies as result of COVID-19. Our PMIERs sufficiency as of June 30, 2020 includes $122 million and $180 million of capital credit from these transactions, respectively. We may execute future risk transfer transactions to maintain a prudent level of financial flexibility in excess of the PMIERs capital requirements in response to potential changes in performance and PMIERs requirements over time. We believe that future CRT transactions may be more difficult to execute, if possible at all, and may have a higher cost during and following the COVID-19 pandemic. See “Risk Factors—Risks Relating to Our Business—CRT transactions may not be available, affordable or adequate to protect us against losses.”

See Note 10 to our unaudited condensed consolidated financial statements and “Risk Factors” for additional information and updates related to COVID-19.

Pursuant to its authority under the Dodd-Frank Act, the CFPB issued the QM Rule that became effective on January 10, 2014, establishing underwriting and product feature requirements for mortgages to be deemed QMs. The regulations include the QM Patch, which provides that mortgages that comply with certain prohibitions and limitations and meet the GSE underwriting and product guidelines are deemed to be QMs until the earlier of when the GSEs exit FHFA conservatorship or January 10, 2021. The QM Patch permits loans that exceed a debt to income ratio of 43% to be eligible for QM status. Many of the loans that qualify under the QM

Patch require credit enhancement, of which private mortgage insurance is the predominate form of coverage. On June 22, 2020, the CFPB issued two Notices of Proposed Rulemaking seeking comments on proposed amendments to its QM regulations, and they extended the QM Patch until the earlier of the effective date of the revised QM Rule (which is not expected to occur prior to April 1, 2021) or when the GSEs exit conservatorship. The comment periods ended on August 10, 2020 and September 8, 2020, respectively. It is too early to determine what the proposed amendments will include when/if they become effective or the impact it will have on our business. On August 18, 2020, the CFPB issued an additional Notice of Proposed Rulemaking adding a “seasoning” approach to the QM “safe harbor.” The proposed rule exempts lenders from liability under the ATR Requirement for underwriting specified non-qualified mortgages that experience minimal delinquencies within the first three years after origination.

Results of Operations and Key Metrics

Results of Operations

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

The following table sets forth our consolidated results for the periods indicated:

	Six months ended June 30,		Increase (decrease) and percentage change
(Amounts in thousands)	2020	2019	2020 vs. 2019
Revenues:
Premiums	$469,051	$399,963	$69,088	17%
Net investment income	64,693	56,706	7,987	14%
Net investment gains (losses)	(344)	109	(453)	NM (1)
Other income	3,209	1,912	1,297	68%

Total revenues	536,609	458,690	77,919	17%

Losses and expenses:
Losses incurred	246,310	15,931	230,379	NM (1)
Acquisition and operating expenses, net of deferrals	100,479	92,550	7,929	9%
Amortization of deferred acquisition costs and intangibles	7,580	7,629	(49)	(1)%

Total losses and expenses	354,369	116,110	238,259	NM (1)

Income before income taxes and change in fair value of unconsolidated affiliate	182,240	342,580	(160,340)	(47)%
Provision for income taxes	41,015	73,447	(32,432)	(44)%

Income before change in fair value of unconsolidated affiliate	141,225	269,133	(127,908)	(48)%
Change in fair value of unconsolidated affiliate, net of taxes	—	36,439	(36,439)	(100)%

Net income	$141,225	$305,572	$(164,347)	(54)%

Loss ratio (2)	53%	4%
Expense ratio (net earned premiums) (3)	23%	25%

(1)	We define “NM” as not meaningful for increases or decreases greater than 200%.
(2)	Loss ratio is calculated by dividing losses incurred by net earned premiums.
(3)	Expense ratio (net earned premiums) is calculated by dividing acquisition and operating expenses, net of deferrals, plus amortization of DAC and intangibles by net earned premiums.

Revenues

Premiums increased mainly attributable to higher IIF and an increase in policy cancellations in our single premium mortgage insurance product driven largely by higher mortgage refinancing, partially offset by lower average premium rates in the current year.

Net investment income increased primarily from higher average invested assets in the current year mainly driven by the purchase of fixed maturity securities using net proceeds from the sale of Genworth Canada in December 2019. See “—Change in fair value of unconsolidated affiliate, net of taxes” below.

Net investment gains (losses) consist primarily of realized gains and losses from the sale of our fixed maturity securities.

Other income primarily includes underwriting fee revenue charged on a per-unit or per-diem basis, as defined in the underwriting agreement. Other income increased primarily due to higher contract underwriting revenue mainly from a larger mortgage insurance market in the current year.

Losses and expenses

Losses incurred increased largely from $197 million of losses from new delinquencies driven primarily by a significant increase in borrower forbearance as a result of COVID-19. The current year also included additional reserves of $28 million for IBNR delinquencies that are expected to be reported in the future. In addition, existing reserves were strengthened by $28 million in the current year primarily driven by the deterioration of early cure emergence patterns impacting claim frequency along with a modest increase in claim severity. The current year also reflected lower net benefits from cures and aging of existing delinquencies. The prior year included a $10 million favorable reserve adjustment mostly associated with lower expected claim rates.

The following table shows incurred losses related to current and prior accident years for the six months ended June 30:

(Amounts in thousands)	2020	2019
Losses and LAE incurred related to current accident year	$238,692	$50,275
Losses and LAE incurred related to prior accident years	8,696	(34,374)

Total incurred (1)	$247,388	$15,901

(1)	Excludes run-off business.

Acquisition and operating expenses, net of deferrals, increased primarily attributable to higher costs allocated by our Parent, an increase in acquisition costs mainly driven by increased NIW and higher information technology and other operating expenses in the current year.

Our expense ratio (net earned premiums) decreased primarily from higher net earned premiums, partially offset by higher operating costs in the current year.

Provision for income taxes

The effective tax rate was 22.5% and 21.4% for the six months ended June 30, 2020 and 2019, respectively, consistent with the United States corporate federal income tax rate.

Change in fair value of unconsolidated affiliate, net of taxes

Change in fair value of unconsolidated affiliate consists of the change in the fair value of our previously held investment in Genworth Canada, which also includes dividends and the sale of common shares, net of taxes. The decrease resulted from the sale of Genworth Canada, which closed on December 12, 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table presents our consolidated results for the periods indicated:

	Years ended December 31		Increase (decrease) and percentage change
(Amounts in thousands)	2019	2018	2019 vs. 2018
Revenues
Premiums	$856,976	$746,864	$110,112	15%
Net investment income	116,927	93,198	23,729	25%
Net investment gains (losses)	718	(552)	1,270	NM (1)
Other income	4,232	1,587	2,645	167%

Total revenues	978,853	841,097	137,756	16%

Losses and expenses:
Losses incurred	49,850	36,405	13,445	37%
Acquisition and operating expenses, net of deferrals	195,768	176,986	18,782	11%
Amortization of deferred acquisition costs and intangibles	15,065	14,037	1,028	7%

Total losses and expenses	260,683	227,428	33,255	15%

Income before income taxes and change in fair value of unconsolidated affiliate	718,170	613,669	104,501	17%
Provision for income taxes	155,832	129,807	26,025	20%

Income before change in fair value of unconsolidated affiliate	562,338	483,862	78,476	16%
Change in fair value of unconsolidated affiliate, net of taxes	115,290	(30,261)	145,551	NM (1)

Net income	$677,628	$453,601	$224,027	49%

Loss ratio (2)	6%	5%
Expense ratio (net earned premiums) (3)	25%	26%

(1)	We define “NM” as not meaningful for increases or decreases greater than 200%.
(2)	Loss ratio is calculated by dividing losses incurred by net earned premiums.
(3)	Expense ratio (net earned premiums) is calculated by dividing acquisition and operating expenses, net of deferrals, plus amortization of DAC and intangibles by net earned premiums.

Revenues

Premiums increased mainly attributable to higher IIF and higher policy cancellations in our single premium mortgage insurance product driven largely by mortgage refinancing, partially offset by lower average premium rates in 2019. The year ended December 31, 2019 also included a favorable adjustment of $14 million related to our single premium earnings pattern review driven by our revised assessment of recent claim and cancellation experience and the refinement of loan attributes.

Net investment income increased primarily due to higher average invested assets and higher investment yields in 2019.

Net investment gains (losses) consist primarily of realized gains and losses from the sale of our fixed maturity securities.

Other income primarily includes underwriting fee revenue charged on a per-unit or per-diem basis, as defined in the underwriting agreement. Other income increased primarily due to higher contract underwriting revenue from a larger mortgage insurance market.

Losses and expenses

Losses incurred increased primarily due to lower net benefits from cures and aging of existing delinquencies and less favorable reserve adjustments in 2019. We recorded $23 million of favorable reserve adjustments in 2019 compared to a $28 million favorable reserve adjustment in 2018. These adjustments were mostly associated with lower expected claim rates. These increases were partially offset by a lower average reserve on new delinquencies in 2019. Our loss ratio increased primarily from higher losses, partially offset by higher net earned premiums in 2019, which included a $14 million favorable adjustment associated with the review of our single premium earnings pattern. The favorable reserve adjustments of $23 million and the $14 million favorable adjustment from the single premium earnings pattern review reduced the loss ratio by three percentage points in 2019. The favorable reserve adjustment of $28 million reduced the loss ratio by four percentage points in 2018.

The following table shows incurred losses related to current and prior accident years for the years ended December 31:

(Amounts in thousands)	2019	2018
Losses and LAE incurred related to current accident year	$105,734	$116,842
Losses and LAE incurred related to prior accident years	(55,917)	(80,755)

Total incurred (1)	$49,817	$36,087

(1)	Excludes run-off business.

Acquisition and operating expenses, net of deferrals increased primarily driven by higher acquisition costs mainly driven by increased NIW in 2019 and higher information technology and other expenses due to continued investment in modernization of the business.

Amortization of DAC and intangibles consists primarily of the amortization of acquisition costs that are capitalized and capitalized software. Amortization of DAC and intangibles increased primarily driven by higher amortization of intangible assets in 2019.

Our expense ratio decreased slightly primarily from higher earned premiums, mostly offset by higher acquisition and operating expenses in 2019.

Provision for income taxes

The effective tax rate was 21.7% and 21.2% for the years ended December 31, 2019 and 2018, respectively, consistent with the United States corporate federal income tax rate.

Change in fair value of unconsolidated affiliate, net of taxes

Change in fair value of unconsolidated affiliate consists of the change in the fair value of our previously held investment in Genworth Canada, which also includes dividends and the sale of common shares, net of taxes. The increase was driven by our proportionate share of the change in fair value of our investment in Genworth Canada prior to the sale of our ownership interest in December 2019, as described below.

As of December 31, 2018, we held 14.4 million, or approximately 16.4%, of outstanding common shares of Genworth Canada. The fair value of the investment in Genworth Canada was $424.8 million as of December 31, 2018. Our regulated insurance subsidiaries acquired the investment in Genworth Canada from certain other consolidated subsidiaries of our Parent in 2011. On December 12, 2019, our Parent completed the sale of Genworth Canada to an affiliate of Brookfield Business Partners L.P. Concurrently, we sold our portion as well resulting in approximately $501.8 million in net cash proceeds.

Use of Non-GAAP Measures

We use a non-GAAP financial measure entitled “adjusted operating income.” This non-GAAP financial measure aligns with the way our business performance is evaluated by both management and by our board of directors. This measure has been established in order to increase transparency for the purposes of evaluating our core operating trends and enabling more meaningful comparisons with our peers. Although “adjusted operating income” is a non-GAAP financial measure, for the reasons discussed above we believe this measure aids in understanding the underlying performance of our operations. Our senior management, including our chief operating decision maker, uses “adjusted operating income” as the primary measure to evaluate the fundamental financial performance of our business and to allocate resources.

“Adjusted operating income” is defined as GAAP net income excluding the effects of (i) net investment gains (losses), (ii) change in fair value of unconsolidated affiliate and (iii) infrequent or unusual non-operating items.

(i)

Net investment gains (losses)—The recognition of realized investment gains or losses can vary significantly across periods as the activity is highly discretionary based on the timing of individual securities sales due to such factors as market opportunities or exposure management. Trends in the profitability of our fundamental operating activities can be more clearly identified without the fluctuations of these realized gains and losses. We do not view them to be indicative of our fundamental operating activities. Therefore, these items are excluded from our calculation of adjusted operating income.

(ii)

Change in fair value of unconsolidated affiliate—The change in fair value of our previously held investment in Genworth Canada could vary significantly across periods and was highly dependent on the performance of the Canadian housing market and Genworth Canada’s operating results. We managed the investment in Genworth Canada separately from our remaining investments portfolio through and up until the sale of our ownership interest in Genworth Canada in December 2019. Prior to the sale, we did not view the results of our investment in Genworth Canada as part of our fundamental operating activities. Therefore, this item is excluded from our calculation of adjusted operating income. Additionally, given the divestiture of Genworth Canada on December 12, 2019, we will no longer have any impact from Genworth Canada in our financial statements going forward.

(iii)	Infrequent or unusual non-operating items are also excluded from adjusted operating income if, in our opinion, they are not indicative of overall operating trends.

In reporting non-GAAP measures in the future, we may make other adjustments for expenses and gains we do not consider reflective of core operating performance in a particular period. After this offering, we may disclose other non-GAAP operating measures if we believe that such a presentation would be helpful for investors to evaluate our operating condition by including additional information. See “Basis of Presentation and Non-GAAP Measures—Non-GAAP Measures.”

Total adjusted operating income is not a measure of total profitability, and therefore should not be considered in isolation or viewed as a substitute for GAAP net income. Our definition of adjusted operating income may not be comparable to similarly named measures reported by other companies, including our peers.

Adjustments to reconcile net income to adjusted operating income assume a 21% tax rate (unless otherwise indicated).

The following table includes a reconciliation of net income to adjusted operating income for the six months ended June 30:

(Amounts in thousands)	2020	2019
Net income	$141,225	$305,572
Adjustments to net income:
Net investment (gains) losses	344	(109)
Change in fair value of unconsolidated affiliate	—	(46,946)
Taxes on adjustments	(72)	10,530

Adjusted operating income	$141,497	$269,047

The change in fair value of the investment in Genworth Canada was $46.9 million for the six months ended June 30, 2019 and is included within change in fair value of unconsolidated affiliates in the condensed consolidated statements of income, net of provision for income taxes of $10.5 million. There were no infrequent or unusual items excluded from adjusted operating income during the periods presented.

Adjusted operating income decreased primarily attributable to higher losses largely from new delinquencies driven in large part by a significant increase in borrower forbearance and unfavorable reserve adjustments as a result of COVID-19. These decreases were partially offset by higher premiums in the current year.

The following table includes a reconciliation of net income to adjusted operating income for the years ended December 31:

(Amounts in thousands)	2019	2018
Net income	$677,628	$453,601
Adjustments to net income:
Net investment (gains) losses	(718)	552
Change in fair value of unconsolidated affiliate	(127,397)	55,570
Taxes on adjustments	12,259	(25,425)

Adjusted operating income	$561,772	$484,298

The change in fair value of the investment in Genworth Canada was $127.4 million and $(55.6) million for the years ended December 31, 2019 and 2018, respectively, net of provision (benefit) for income taxes of $12.1 million and $(25.3) million for the years ended December 31, 2019 and 2018, respectively. There were no infrequent or unusual items excluded from adjusted operating income during the periods presented.

Adjusted operating income increased primarily attributable to higher premiums and an increase in investment income, partially offset by higher operating costs and an increase in losses largely from lower net benefits from cures and aging of existing delinquencies in 2019. The years ended December 31, 2019 and 2018 included after-tax favorable reserve adjustments of $18 million and $22 million, respectively, which were mostly associated with lower expected claim rates. The year ended December 31, 2019 also included a favorable adjustment of $11 million after-tax related to our single premium earnings pattern review.

Key Metrics

Management reviews the key metrics included within this section when analyzing the performance of our business. The metrics provided in this section exclude activity related to our run-off business, which is immaterial to our consolidated results of operations.

The following table sets forth selected operating performance measures on a primary basis as of or for the six months ended June 30:

(Dollar amounts in millions)	2020	2019
NIW	$46,304	$25,426
IIF	$206,595	$177,545
RIF	$49,868	$42,936
Persistency rate	67%	84%
Policies in-force (count)	896,232	808,428
Delinquent loans (count)	53,587	15,227
Delinquency rate	5.98%	1.88%

NIW

NIW for the six months ended June 30, 2020 increased 82% compared to the six months ended June 30, 2019 primarily due to higher mortgage refinancing originations, a larger private mortgage insurance market as overall housing fundamentals remain strong and our higher estimated market share. We manage the quality of new business through pricing and our underwriting guidelines, which we modify from time to time as circumstances warrant.

The following table presents NIW by product for the six months ended June 30:

(Amounts in millions)	2020		2019
Primary	$46,304	100%	$25,426	100%
Pool	—	—	—	—

Total	$46,304	100%	$25,426	100%

The following table presents NIW by product for the years ended December 31:

(Amounts in millions)	2019		2018
Primary	$62,431	100%	$39,961	100%
Pool	—	—	—	—

Total	$62,431	100%	$39,961	100%

The following table presents primary NIW by underlying type of mortgage for the six months ended June 30:

(Amounts in millions)	2020		2019
Purchases	$29,429	64%	$22,559	89%
Refinances	16,875	36	2,867	11

Total	$46,304	100%	$25,426	100%

The following table presents primary NIW by underlying type of mortgage for the years ended December 31:

(Amounts in millions)	2019		2018
Purchases	$50,267	81%	$37,231	93%
Refinances	12,164	19	2,730	7

Total	$62,431	100%	$39,961	100%

The following table presents primary NIW by policy payment type for the six months ended June 30:

(Amounts in millions)	2020		2019
Monthly	$42,023	91%	$21,953	87%
Single	4,038	9	3,111	12
Other	243	—	362	1
Total	$46,304	100%	$25,426	100%

The following table presents primary NIW by policy payment type for the years ended December 31:

(Amounts in millions)	2019		2018
Monthly	$54,666	88%	$32,333	81%
Single	7,047	11	6,705	17
Other	718	1	923	2

Total	$62,431	100%	$39,961	100%

The following table presents primary NIW by FICO score for the six months ended June 30:

(Amounts in millions)	2020		2019
Over 760	$19,813	42%	$9,828	39%
740—759	7,991	17	4,132	16
720—739	6,805	15	3,708	15
700—719	5,517	12	3,257	13
680—699	3,713	8	2,515	10
660—679 (1)	1,402	3	1,051	4
640—659	756	2	655	2
620—639	307	1	280	1
< 620	—	—	—	—

Total	$46,304	100%	$25,426	100%

(1)	Loans with unknown FICO scores are included in the 660-679 category.

The following table presents primary NIW by FICO score for the years ended December 31:

(Amounts in millions)	2019		2018
Over 760	$24,805	40%	$15,702	39%
740—759	10,624	17	6,601	17
720—739	9,154	15	5,944	15
700—719	7,888	13	4,970	12
680—699	5,851	9	3,396	9
660—679 (1)	2,204	3	1,777	4
640—659	1,338	2	1,137	3
620—639	567	1	434	1
< 620	—	—	—	—

Total	$62,431	100%	$39,961	100%

(1)	Loans with unknown FICO scores are included in the 660-679 category.

The following table presents primary NIW by LTV ratio for the six months ended June 30:

(Amounts in millions)	2020		2019
95.01% and above	$5,020	11%	$4,686	18%
90.01% to 95.00%	19,957	43	11,107	44
85.01% to 90.00%	13,628	29	6,783	27
85.00% and below	7,699	17	2,850	11

Total	$46,304	100%	$25,426	100%

The following table presents primary NIW by LTV ratio for the years ended December 31:

(Amounts in millions)	2019		2018
95.01% and above	$9,652	15%	$7,968	20%
90.01% to 95.00%	26,961	43	17,278	43
85.01% to 90.00%	17,874	29	10,518	26
85.00% and below	7,944	13	4,197	11

Total	$62,431	100%	$39,961	100%

The following table presents primary NIW by DTI ratio for the six months ended June 30:

(Amounts in millions)	2020		2019
45.01% and above	$7,499	16%	$5,858	23%
38.01% to 45.00%	15,600	34	8,881	35
38.00% and below	23,205	50	10,687	42

Total	$46,304	100%	$25,426	100%

The following table presents primary NIW by DTI ratio for the years ended December 31:

(Amounts in millions)	2019		2018
45.01% and above	$13,587	22%	$8,298	21%
38.01% to 45.00%	21,354	34	14,071	35
38.00% and below	27,490	44	17,592	44

Total	$62,431	100%	$39,961	100%

IIF and RIF

IIF increased as a result of higher primary IIF, which increased from $177.5 billion as of June 30, 2019 to $206.6 billion as of June 30, 2020 mostly from NIW, partially offset by lapses and cancellations. In addition, RIF increased predominantly from higher primary IIF. Primary persistency was 67% and 84% for the six months ended June 30, 2020 and 2019, respectively.

The following table sets forth IIF and RIF as of the dates indicated:

(Amounts in millions)	June 30, 2020		December 31, 2019		June 30, 2019
Primary IIF	$206,595	99%	$191,284	99%	$177,545	99%
Pool IIF	1,040	1	1,142	1	1,248	1

Total IIF	$207,635	100%	$192,426	100%	$178,793	100%

Primary RIF	$49,868	100%	$46,246	100%	$42,936	100%
Pool RIF	169	—	188	—	210	—

Total RIF	$50,037	100%	$46,434	100%	$43,146	100%

The following table sets forth primary IIF by policy year as of the dates indicated:

(Amounts in millions)	June 30, 2020		December 31, 2019		June 30, 2019
2004 and prior	$914	—%	$1,003	1%	$1,130	—%
2005 to 2008	13,860	7	15,477	8	17,381	10
2009 to 2012	2,178	1	2,837	1	3,577	2
2013	3,002	1	3,808	2	4,755	3
2014	5,719	3	7,000	4	8,277	5
2015	11,858	6	14,397	8	16,648	9
2016	22,566	11	26,695	14	30,515	17
2017	23,845	12	29,243	15	33,245	19
2018	24,767	12	31,454	16	36,887	21
2019	52,069	25	59,370	31	25,130	14
2020	45,817	22	—	—	—	—

Total	$206,595	100%	$191,284	100%	$177,545	100%

The following table sets forth primary RIF by policy year as of the dates indicated:

(Amounts in millions)	June 30, 2020		December 31, 2019		June 30, 2019
2004 and prior	$224	—%	$247	—%	$277	1%
2005 to 2008	3,145	6	3,523	8	3,983	9
2009 to 2012	481	1	645	1	828	2
2013	723	1	927	2	1,162	3
2014	1,367	3	1,693	4	2,013	5
2015	2,843	6	3,471	8	4,023	9
2016	5,415	11	6,427	14	7,347	17
2017	5,752	12	7,091	15	8,087	19
2018	5,975	12	7,655	17	9,025	21
2019	12,690	25	14,567	31	6,191	14
2020	11,253	23	—	—	—	—

Total	$49,868	100%	$46,246	100%	$42,936	100%

The following table presents the development of primary IIF for the six months ended June 30:

(Amounts in millions)	2020	2019
Beginning balance	$191,284	$165,658
NIW	46,304	25,426
Cancellations, principal repayments and other reductions (1)	(30,993)	(13,539)

Ending balance	$206,595	$177,545

(1)	Includes the estimated amortization of unpaid principal balance of covered loans.

The following table sets forth primary IIF by LTV ratio at origination as of the dates indicated:

(Amounts in millions)	June 30, 2020		December 31, 2019		June 30, 2019
95.01% and above	$36,350	17%	$35,307	19%	$33,311	18%
90.01% to 95.00%	94,252	46	88,403	46	82,793	47
85.01% to 90.00%	75,854	37	67,428	35	61,288	35
85.00% and below	139	—	146	—	153	—

Total	$206,595	100%	$191,284	100%	$177,545	100%

The following table sets forth primary RIF by LTV ratio at origination as of the dates indicated:

(Amounts in millions)	June 30, 2020		December 31, 2019		June 30, 2019
95.01% and above	$9,008	18%	$8,572	19%	$8,014	19%
90.01% to 95.00%	25,863	52	24,137	52	22,572	52
85.01% to 90.00%	14,975	30	13,513	29	12,325	29
85.00% and below	22	—	24	—	25	—

Total	$49,868	100%	$46,246	100%	$42,936	100%

The following table sets forth primary IIF by FICO score at origination as of the dates indicated:

(Amounts in millions)	June 30, 2020		December 31, 2019		June 30, 2019
Over 760	$79,215	38%	$72,930	38%	$67,716	38%
740-759	34,172	17	31,468	16	28,731	16
720-739	29,941	15	27,469	14	25,233	14
700-719	24,774	12	22,574	12	20,510	12
680-699	19,113	9	17,755	9	16,318	9
660-679 (1)	9,278	4	9,004	5	8,893	5
640-659	5,806	3	5,662	3	5,550	3
620-639	2,948	1	2,960	2	2,982	2
<620	1,348	1	1,462	1	1,612	1

Total	$206,595	100%	$191,284	100%	$177,545	100%

(1)	Loans with unknown FICO scores are included in the 660-679 category.

The following table sets forth primary RIF by FICO score at origination as of the dates indicated:

(Amounts in millions)	June 30, 2020		December 31, 2019		June 30, 2019
Over 760	$19,046	38%	$17,606	38%	$16,357	38%
740-759	8,303	17	7,685	17	7,023	16
720-739	7,312	15	6,717	14	6,183	14
700-719	6,016	12	5,464	12	4,959	12
680-699	4,629	9	4,286	9	3,937	9
660-679 (1)	2,180	4	2,113	5	2,086	5
640-659	1,358	3	1,322	3	1,295	3
620-639	707	1	709	1	714	2
<620	317	1	344	1	382	1

Total	$49,868	100%	$46,246	100%	$42,936	100%

(1)	Loans with unknown FICO scores are included in the 660-679 category.

Delinquent loans and claims

Our delinquency management process begins with notification by the loan servicer of a delinquency on an insured loan. “Delinquency” is defined in our master policies as the borrower’s failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, our master policies require an insured to notify us of a delinquency if the borrower fails to make two consecutive monthly mortgage payments prior to the due date of the next mortgage payment. We generally consider a loan to be delinquent and establish required reserves after the insured notifies us that the borrower has failed to make two scheduled mortgage payments. Borrowers default for a variety of reasons, including a reduction of income, unemployment, divorce, illness/death, inability to manage credit, falling home prices and interest rate levels. Borrowers may cure delinquencies by making all of the delinquent loan payments, agreeing to a loan modification, or by selling the property in full satisfaction of all amounts due under the mortgage. In most cases, delinquencies that are not cured result in a claim under our policy.

The following table shows a roll forward of the number of primary loans in default for the six months ended June 30:

(Loan count)	2020	2019
Number of delinquencies, beginning of period	16,392	16,860
New defaults	56,487	16,030
Cures	(18,444)	(16,517)
Claims paid	(844)	(1,134)
Rescissions and claim denials	(4)	(12)

Number of delinquencies, end of period	53,587	15,227

The following table shows a roll forward of the number of primary loans in default for the years ended December 31:

(Loan count)	2019	2018
Number of delinquencies, beginning of period	16,860	22,700
New defaults	33,236	31,603
Cures	(31,363)	(33,324)
Claims paid	(2,323)	(4,110)
Rescissions and claim denials	(18)	(9)

Number of delinquencies, end of period	16,392	16,860

The following table sets forth changes in our direct primary case loss reserves for the six months ended June 30:

(Amounts in thousands) (1)	2020	2019
Loss reserves, beginning of period	$204,749	$262,171
Claims paid	(38,326)	(53,975)
Increase (decrease) in reserves	212,501	15,056

Loss reserves, end of period	$378,924	$223,252

The following table sets forth changes in our direct primary case loss reserves for the years ended December 31:

(Amounts in thousands) (1)	2019	2018
Loss reserves, beginning of period	$262,171	$408,623
Claims paid	(103,578)	(184,743)
Increase (decrease) in reserves	46,156	38,291

Loss reserves, end of period	$204,749	$262,171

(1)	Direct primary case reserves exclude LAE, IBNR and reinsurance reserves.

The following tables set forth primary delinquencies, direct case reserves and RIF by aged missed payment status as of the dates indicated:

	June 30, 2020
(Dollar amounts in millions)	Delinquencies	Direct case reserves (1)	RIF	Reserves as % of RIF
Payments in default:
3 payments or less	43,158	$162	$2,689	6%
4-11 payments	7,448	112	388	29%
12 payments or more	2,981	105	148	71%

Total	53,587	$379	$3,225	12%

	December 31, 2019
(Dollar amounts in millions)	Delinquencies	Direct case reserves (1)	RIF	Reserves as % of RIF
Payments in default:
3 payments or less	8,618	$28	$386	7%
4-11 payments	4,876	78	225	35%
12 payments or more	2,898	99	146	68%

Total	16,392	$205	$757	27%

	June 30, 2019
(Dollar amounts in millions)	Delinquencies	Direct case reserves (1)	RIF	Reserves as % of RIF
Payments in default:
3 payments or less	7,704	$26	$342	8%
4-11 payments	4,197	76	190	40%
12 payments or more	3,326	121	168	72%

Total	15,227	$223	$700	32%

	December 31, 2018
(Dollar amounts in millions)	Delinquencies	Direct case reserves (1)	RIF	Reserves as % of RIF
Payments in default:
3 payments or less	8,463	$31	$366	9%
4-11 payments	4,632	89	208	43%
12 payments or more	3,765	142	189	75%

Total	16,860	$262	$763	34%

(1)	Direct primary case reserves exclude LAE, IBNR and reinsurance reserves.

Delinquencies increased compared to June 30, 2019 primarily due to a significant increase in the number of new delinquencies and forbearance programs offered to borrowers as a result of COVID-19 and the ensuing rise in unemployment claims in the current year.

Primary insurance delinquency rates differ from region to region in the United States at any one time depending upon economic conditions and cyclical growth patterns. Delinquency rates are shown by region based upon the location of the underlying property, rather than the location of the lender. The table below sets forth our primary delinquency rates for the ten largest states by our primary RIF as of June 30, 2020:

By State:	Percent of RIF	Percent of total reserves	Delinquency rate
California	11%	10%	7.67%
Texas	7	7	7.31%
Florida (1)	7	11	9.06%
New York (1)	5	12	8.89%
Illinois (1)	5	6	6.13%
Washington	4	3	5.59%
Michigan	4	2	4.12%
Pennsylvania (1)	4	3	5.44%
North Carolina	4	3	4.99%
Ohio (1)	3	2	4.11%
All other states (2)	46	41	5.30%

Total	100%	100%	5.98%

(1)	Jurisdiction predominantly uses a judicial foreclosure process, which generally increases the amount of time it takes for a foreclosure to be completed.
(2)	Includes the District of Columbia.

The table below sets forth our primary delinquency rates for the ten largest states by our primary RIF as of December 31, 2019:

By State:	Percent of RIF	Percent of total reserves	Delinquency rate
California	11%	6%	1.42%
Texas	7	5	2.02%
Florida (1)	6	11	2.13%
New York (1)	5	16	2.98%
Illinois (1)	5	6	2.25%
Washington	4	2	1.10%
Michigan	4	2	1.43%
Pennsylvania (1)	4	4	2.12%
North Carolina	4	2	1.79%
Ohio (1)	3	3	1.87%
All other states (2)	47	43	1.92%

Total	100%	100%	1.93%

(1)	Jurisdiction predominantly uses a judicial foreclosure process, which generally increases the amount of time it takes for a foreclosure to be completed.
(2)	Includes the District of Columbia.

The table below sets forth our primary delinquency rates for the ten largest Metropolitan Statistical Areas (“MSA”) or Metro Divisions (“MD”) by our primary RIF as of June 30, 2020:

By MSA or MD:	Percent of RIF	Percent of total reserves	Delinquency rate
Chicago-Naperville	3%	4%	7.69%
New York	3	8	12.92%
Phoenix	3	2	5.49%
Atlanta	2	3	8.65%
Washington, DC-Arlington	2	2	8.18%
Houston	2	2	8.74%
Los Angeles-Long Beach	2	2	9.28%
Seattle-Bellevue	2	1	6.38%
Riverside-San Bernardino	2	2	8.55%
Nassau County-Suffolk County, NY	2	5	13.33%
All other MSAs/MDs	77	69	5.37%

Total	100%	100%	5.98%

The table below sets forth our primary delinquency rates for the ten largest MSAs or MDs by our primary RIF as of December 31, 2019:

By MSA or MD:	Percent of RIF	Percent of total reserves	Delinquency rate
Chicago-Naperville	3%	5%	2.50%
New York	3	10	3.68%
Phoenix	2	1	1.38%
Atlanta	2	2	2.14%
Washington DC-Arlington	2	1	1.47%
Seattle-Bellevue	2	1	0.98%
Los Angeles-Long Beach	2	1	1.35%
Houston	2	2	2.62%
Riverside-San Bernardino	2	2	2.08%
Nassau County-Suffolk County, NY	2	5	3.47%
All other MSAs/MDs	78	70	1.86%

Total	100%	100%	1.93%

The frequency of delinquencies often does not correlate directly with the number of claims received because delinquencies may cure. The rate at which delinquencies cure is influenced by borrowers’ financial resources and circumstances and regional economic differences. Whether a delinquency leads to a claim correlates highly with the borrower’s equity at the time of delinquency, as it influences the borrower’s willingness to continue to make payments, the borrower’s or the insured’s ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage loan, and the borrower’s financial ability to continue making payments. When we receive notice of a delinquency, we use our proprietary model to determine whether a delinquent loan is a candidate for a modification. When our model identifies such a candidate, our loan workout specialists prioritize cases for loss mitigation based upon the likelihood that the loan will result in a claim. Loss mitigation actions include loan modification, extension of credit to bring a loan current, foreclosure forbearance, pre-foreclosure sale and deed-in-lieu. These loss mitigation efforts often are an effective way to reduce our claim exposure and ultimate payouts.

The following table sets forth the dispersion of primary RIF and loss reserves by policy year and delinquency rates as of June 30, 2020:

Policy Year:	Percent of RIF	Percent of total reserves	Delinquency rate	Cumulative delinquency rate (1)
2004 and prior	—%	4%	17.06%	3.62%
2005 to 2008	6	30	13.34%	18.95%
2009 to 2012	1	1	5.15%	1.00%
2013	1	1	4.94%	1.02%
2014	3	3	5.59%	1.81%
2015	6	5	5.51%	2.42%
2016	11	9	5.67%	3.26%
2017	12	12	6.55%	4.33%
2018	12	13	7.29%	4.96%
2019	25	19	5.77%	4.97%
2020 (through June 30, 2020)	23	3	1.47%	1.46%

Total portfolio	100%	100%	5.98%	5.11%

(1)	Calculated as the sum of the number of policies where claims were ever paid to date and number of policies for loans currently in default divided by policies ever in-force.

The following table sets forth the dispersion of primary RIF and loss reserves by policy year and delinquency rates as of December 31, 2019:

Policy Year:	Percent of RIF	Percent of total reserves	Delinquency rate	Cumulative delinquency rate (1)
2004 and prior	1%	7%	14.62%	3.61%
2005 to 2008	8	51	8.47%	18.48%
2009 to 2012	1	2	2.42%	0.87%
2013	2	2	1.72%	0.58%
2014	4	4	2.04%	0.94%
2015	7	6	1.59%	0.93%
2016	14	9	1.22%	0.89%
2017	15	10	1.29%	1.05%
2018	17	7	1.05%	0.88%
2019	31	2	0.19%	0.18%

Total portfolio	100%	100%	1.93%	4.69%

(1)	Calculated as the sum of the number of policies where claims were ever paid to date and number of policies for loans currently in default divided by policies ever in-force.

Loss reserves in policy years 2005 through 2008 are outsized compared to their representation of RIF. The size of these policy years at origination combined with the significant decline in home prices led to significant losses in policy years prior to 2009. Although uncertainty remains with respect to the ultimate losses we will experience on these policy years, they have become a smaller percentage of our total mortgage insurance portfolio. The largest portion of loss reserves has shifted to newer book years as a result of the COVID-19 pandemic given their significant representation of RIF. As of June 30, 2020, our 2013 and newer policy years represented approximately 93% of our primary RIF and 65% of our total reserves.

Investment Portfolio

Our investment portfolio is affected by factors described below, each of which in turn may be affected by COVID-19 as noted above in “—Trends and Conditions.” Management of our investment portfolio has been delegated by our board to our Parent’s investment committee and chief investment officer. Our Parent’s investment team, with oversight from our board and our senior management team, is responsible for the execution of our investment strategy. Our investment portfolio is an important component of our consolidated financial results and represents our primary source of claims paying resources. Our investment portfolio primarily consists of a diverse mix of highly rated fixed income securities and is designed to achieve the following objectives:

•	Meet policyholder obligations through maintenance of sufficient liquidity;

•	Preserve capital;

•	Generate investment income;

•	Maximize statutory capital; and

•	Increase value to our Parent and its stockholders, among other objectives.

•	To achieve our portfolio objectives, our investment strategy focuses primarily on:

•	Our business outlook, current and expected future investment conditions;

•	Investments selection based on fundamental, research-driven strategies;

•	Diversification across a mix of fixed income, low-volatility investments while actively pursuing strategies to enhance yield;

•	Regular evaluation and optimization of our asset class mix;

•	Continuous monitoring of investment quality, duration, and liquidity;

•	Regulatory capital requirements; and

•	Restriction of investments correlated to the residential mortgage market.

Fixed Maturity Securities Available-for-Sale

The following table presents the fair value of our fixed maturity securities available-for-sale as of the dates indicated:

	June 30, 2020		December 31, 2019		December 31, 2018
(Amounts in thousands)	Fair value	% of total	Fair value	% of total	Fair value	% of total
U.S. government, agencies and government-sponsored enterprises	$90,009	2.1%	$92,336	2.4%	$85,190	2.6%
State and political subdivisions	130,267	3.0	98,159	2.6	142,125	4.3
Non-U.S. government	30,765	0.7	19,434	0.5	31,503	1.0
U.S. corporate	2,803,254	63.9	2,261,446	60.1	1,968,668	60.1
Non-U.S. corporate	542,871	12.4	364,469	9.7	315,876	9.7
Other asset-backed	786,960	17.9	928,588	24.7	731,135	22.3

Total available-for-sale fixed maturity securities	$4,384,126	100.0%	$3,764,432	100.0%	$3,274,497	100.0%

Our investment portfolio did not include any direct residential real estate or whole mortgage loans as of June 30, 2020 and December 31, 2019. We have no derivative financial instruments in our investment portfolio.

As of June 30, 2020 and December 31, 2019, 97% and 99% of our investment portfolio was rated investment grade, respectively. The following table presents the security ratings of our fixed maturity securities as of the dates indicated:

	June 30, 2020	December 31, 2019	December 31, 2018
AAA	6.9%	11.2%	10.4%
AA	12.3	12.0	11.9
A	36.9	36.4	39.9
BBB	41.4	39.3	35.8
BB & below	2.5	1.1	2.0

Total	100.0%	100.0%	100.0%

The table below presents the average duration and investment yield of our fixed maturity investments portfolio as of the dates indicated:

	June 30,		December 31,
	2020	2019	2019	2018
Duration (in years)	3.5	3.4	3.1	3.4
Pre-tax yield (% of average investment portfolio assets)	3.1	3.4	3.3	3.3

We manage credit risk by analyzing issuers, transaction structures and any associated collateral. We also manage credit risk through country, industry, sector and issuer diversification and prudent asset allocation practices.

We primarily mitigate interest rate risk by employing a buy and hold investment philosophy that seeks to match fixed income maturities with expected liability cash flows in modestly adverse economic scenarios.

Investment in Unconsolidated Affiliate

Refer to the discussion of our results of operations for the years ended December 31, 2019 and 2018 for further information regarding our previously held investment in Genworth Canada.

Liquidity and Capital Resources

Cash Flows

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

The following table summarizes our unaudited condensed consolidated cash flows for the six months ended June 30:

(Amounts in thousands)	2020	2019
Net cash from (used by):
Operating activities	$345,141	$244,873
Investing activities	(511,618)	(212,780)
Financing activities	—	—

Net increase (decrease) in cash and cash equivalents	$(166,477)	$32,093

Our most significant source of operating cash flows is from premiums received from our insurance policies, while our most significant uses of operating cash flows are generally for claims paid on our insured policies and our operating expenses. Net cash from operating activities increased principally driven by higher premiums due to a larger IIF balance and lower claims paid in the current year.

Investing activities are primarily related to purchases, sales, and maturities of our investment portfolio. Net cash used by investing activities increased primarily as a result of purchases of fixed maturity securities in the current year using net proceeds from the December 2019 sale of our investment in Genworth Canada.

Financing activities normally reflect dividends paid to our Parent. No dividends were paid during either the six months ended June 30, 2020 or 2019. Our future dividend planning is subject to the evaluation of the prevailing and future macroeconomic conditions, business performance and trends, capital requirements of our regulated insurance operating subsidiaries, our capital needs and those of our regulated insurance operating subsidiaries, and general market conditions, among other factors, which are subject to change, including as a result of the COVID-19 pandemic.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table summarizes our consolidated cash flows for the year ended December 31:

(Amounts in thousands)	2019	2018
Net cash from (used by):
Operating activities	$500,020	$511,116
Investing activities	175,987	(498,175)
Financing activities	(250,000)	(50,000)

Net increase (decrease) in cash and cash equivalents	$426,007	$(37,059)

Net cash provided by operating activities decreased largely from tax payments in 2019 compared to tax refunds in 2018, partially offset by higher premiums due to a larger IIF balance and lower claims paid in 2019.

We had cash inflows from investing activities in 2019 primarily from the sale of our investment in Genworth Canada, partially offset by net purchases of fixed maturity securities. We had cash outflows from investing activities in 2018 principally from net purchases of fixed maturity securities, partially offset by net proceeds from the sale of common shares related to our previously held investment in Genworth Canada.

Financing activity reflects dividends paid to our Parent in 2019 and 2018. Cash flows used in financing activities increased in 2019 compared to 2018 due to increased dividend distributions to our Parent.

Restrictions on the Payment of Dividends

The ability of our regulated insurance operating subsidiaries to pay dividends to us is restricted by certain provisions of North Carolina insurance laws. Notice of all dividends, both ordinary and extraordinary, must be submitted to the Commissioner of the NCDOI (the “Commissioner”) 30 days in advance, and may be subsequently paid if (i) approved or (ii) not disapproved in that timeframe. An extraordinary dividend is defined as one, which combined with all other dividends made in the preceding twelve months, exceeds the greater of (i) 10% of our policyholder surplus as of the prior December 31 or (ii) net income, excluding realized capital gains, for the twelve-month period ending on the prior December 31. In addition, the payment from any source other than unassigned surplus requires prior written approval from the Commissioner. Based on our statutory results and, in accordance with applicable dividend restrictions, including the restriction on dividends being limited by the unassigned surplus amount reported in our most recent quarterly statutory financial statement, our regulated insurance operating subsidiaries currently have capacity to pay dividends from unassigned surplus of approximately $182 million in 2020 with 30 day advance notice to the Commissioner of the intent to pay. However, due to changes in the regulatory and economic landscape as a result of COVID-19, we may be unable to obtain the requisite consent or non-disapproval from insurance regulators or the GSEs to make any such dividends. For example, the GSEs recently adopted the PMIERs Amendment, which requires our approved insurer (GMICO) to obtain the GSEs prior written consent before paying any dividends through March 31, 2021. In addition, in connection with the offering of our 2025 Senior Notes, GMICO agreed in principle to maintain PMIERs capital at a level of 115% of the current requirements. We may become subject to additional requirements or conditions imposed by the GSEs, which directly or indirectly could impair the ability of GMICO to pay dividends to us. See “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “Regulation—United States Insurance Regulation—Insurance Holding Company Regulation.”

In addition, we review multiple other considerations in parallel to determine a prospective dividend strategy for our regulated insurance operating subsidiaries. Given the regulatory focus on the reasonableness of an insurer’s surplus in relation to its outstanding liabilities and the adequacy of its surplus relative to its financial needs for any dividend, our insurance subsidiaries consider the minimum amount of policyholder surplus after giving effect to any contemplated future dividends. Regulatory minimum policyholder surplus levels are not codified in North Carolina law and limitations may vary based on prevailing business conditions including, but not limited to, the prevailing and future macroeconomic conditions. We currently estimate regulators would require a minimum policyholder surplus of approximately $300 million to meet their threshold standard. Given (i) we are subject to statutory accounting requirements that establish a contingency reserve of at least 50% of net earned premiums annually for ten years, after which time it is released into policyholder surplus and (ii) that no material 10-year contingency reserve releases are scheduled before 2024, we expect modest growth in policyholder surplus through 2024. As a result, policyholder surplus could be a limitation on the future dividends of our regulated operating subsidiaries. If, however, incurred losses and incurred loss expenses continue to grow due to COVID-19 and exceed 35% of net earned premium, we may seek approval for a contingency reserve release.

Another consideration in the development of the dividend strategies for our regulated insurance operating subsidiaries is our expected level of compliance with PMIERs. Under PMIERs, GMICO is subject to operational and financial requirements that approved insurers must meet in order to remain eligible to insure loans purchased by the GSEs. The PMIERs Amendment, issued on June 29, 2020, also imposes temporary capital preservation provisions through March 31, 2021 that require an approved insurer to obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer has a surplus of available assets. See “—PMIERs” section below and “—Trends and Conditions” section above for additional PMIERs trend analysis.

Our regulated insurance operating subsidiaries are also subject to statutory RTC requirements that affect the dividend strategies of our regulated operating subsidiaries. GMICO’s domiciliary regulator, the NCDOI, requires the maintenance of a statutory RTC ratio not to exceed 25:1. GMICO had an RTC ratio of 12.2:1 as of June 30, 2020 and 12.5:1 as of December 31, 2019, well within the regulatory standard. Given other dividend constraints are currently more capital intensive than statutory RTC standards, RTC is not expected to have a significant impact on future dividend strategies for our regulated operating subsidiaries. See “—Risk-to-Capital Ratio” section below for additional RTC trend analysis.

We consider potential future dividends compared to the prior year statutory net income in the evaluation of dividend strategies for our regulated operating subsidiaries. We also consider the dividend payout ratio, or the ratio of potential future dividends compared to the estimated GAAP net income, in the evaluation of our dividend strategies. In either case, we do not have prescribed target or maximum thresholds, but we do evaluate the reasonableness of a potential dividend relative to the actual or estimated income generated in the proceeding or preceding calendar year after giving consideration to prevailing business conditions including, but not limited to the prevailing and future macroeconomic conditions. In addition, the dividend strategies of our regulated operating subsidiaries are made in consultation with our Parent.

PMIERs

In connection with and subsequent to the offering of our 2025 Senior Notes, we have been engaged in discussions with the GSEs and FHFA to address certain GSE objectives. As part of these discussions, we have committed in principle to initially retain $300 million of the net proceeds from the offering of our 2025 Senior Notes for general corporate purposes, including to pay interest on the 2025 Senior Notes, and for potential capital contributions to support GMICO. We distributed $437 million of the net proceeds to GHI at the closing of the offering of our 2025 Senior Notes. Pursuant to the AXA Settlement, GHI intends to repay or reduce upcoming debt maturities in an amount equal to the net proceeds of the offering of our 2025 Senior Notes (less certain amounts held back to fund interest payments and offering costs and expenses). In addition, GMICO agreed in principle to maintain, effective as of the closing of the offering of our 2025 Senior Notes, PMIERs capital at a level of 115% of the current requirements. See “Regulation—Agency Qualification Requirements.” We and our Parent have also committed to submit a plan to the GSEs to achieve the GSE objectives. Following the submission of this plan and as a result of our ongoing discussions (the outcome of which we cannot predict at this time), the GSEs may include additional or different conditions to those described above, which individually or in the aggregate may be material. See “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”

Risk-to-Capital Ratio

We compute our RTC ratio on a separate company statutory basis, as well as for our combined insurance operations. The RTC ratio is net RIF divided by policyholders’ surplus plus statutory contingency reserve. Our net RIF represents RIF, net of reinsurance ceded, and excludes risk on policies that are currently delinquent and for which loss reserves have been established. Statutory capital consists primarily of statutory policyholders’ surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet.

Certain states have insurance laws or regulations that require a mortgage insurer to maintain a minimum amount of statutory capital (including the statutory contingency reserve) relative to its level of RIF in order for the mortgage insurer to continue to write new business. While formulations of minimum capital vary in certain states, the most common measure applied allows for a maximum permitted RTC ratio of 25:1.

As of June 30, 2020, GMICO’s RTC ratio was approximately 12.2:1, compared to 12.5:1 as of December 31, 2019. This RTC ratio remains below the NCDOI’s maximum RTC ratio of 25:1.

The following table presents the calculation of our RTC ratio for our combined insurance subsidiaries as of the dates indicated:

(Dollar amounts in millions)	June 30, 2020	December 31, 2019
Statutory policyholders’ surplus	$1,539	$1,632
Contingency reserves	2,277	2,032

Total statutory capital	$3,816	$3,664

Adjusted RIF (1)	$45,783	$44,832
Combined RTC ratio	12.0	12.2

(1)

Adjusted RIF for purposes of calculating combined statutory RTC differs from RIF presented elsewhere in this prospectus. In accordance with NCDOI requirements, adjusted RIF excludes delinquent policies.

The following table presents the calculation of our RTC ratio for our principal insurance company, GMICO, as of the dates indicated:

(Dollar amounts in millions)	June 30, 2020	December 31, 2019
Statutory policyholders’ surplus	$1,461	$1,555
Contingency reserves	2,276	2,032

Total statutory capital	$3,737	$3,587

Adjusted RIF (1)	$45,737	$44,811
GMICO risk-to-capital ratio	12.2	12.5

(1)	Adjusted RIF for purposes of calculating GMICO statutory RTC differs from RIF presented elsewhere in this prospectus. In accordance with NCDOI requirements, adjusted RIF excludes delinquent policies.

Liquidity

As of June 30, 2020, we maintained liquidity in the form of cash and cash equivalents of $418.6 million compared to $585.1 million as of December 31, 2019, and we also held significant levels of investment-grade fixed maturity securities that can be monetized should our cash and cash equivalents be insufficient to meet our obligations. On August 21, 2020, we issued the 2025 Senior Notes. We have committed in principle to initially retain $300 million of the net proceeds from the offering of our 2025 Senior Notes for general corporate purposes, including to pay interest on the 2025 Senior Notes, and for potential capital contributions to support GMICO. We distributed $437 million of the net proceeds to GHI at the closing of the offering of our 2025 Senior Notes. The 2025 Senior Notes were issued to persons reasonably believed to be qualified institutional buyers in a private offering exempt from registration pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in compliance with Regulation S under the Securities Act.

The principal sources of liquidity in our business currently include insurance premiums, net investment income and cash flows from investment sales and maturities. We believe that the operating cash flows generated by our mortgage insurance subsidiary will provide the funds necessary to satisfy our claim payments, operating expenses and taxes for at least the next twelve months. However, our subsidiaries are subject to regulatory and other capital restrictions with respect to the payment of dividends. In addition, with certain exceptions, the AXA Settlement requires that proceeds of future debt and equity issuances by GMHI and its subsidiaries be utilized to prepay the Promissory Note. See “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent—The AXA Settlement may negatively affect our ability to finance our business with additional debt, equity or other strategic transactions.” We currently have no material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than the 2025 Senior Notes.

Financial Strength Ratings

Ratings with respect to the financial strength of operating subsidiaries are an important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in us and our ability to market our products. Rating organizations review the financial performance and condition of most insurers and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders.

The financial strength ratings of our operating companies are not designed to be, and do not serve as, measures of protection or valuation offered to investors. These financial strength ratings should not be relied on with respect to making an investment in the common stock offered hereby. We cannot predict with any certainty the impact to us from any future disruptions in the credit markets or downgrades by one or more of the rating agencies of the financial strength ratings of our insurance company subsidiaries and/or the credit ratings of our holding company as a result of the impact of the COVID-19 pandemic or otherwise. We also cannot predict the impact on our ratings or future ratings of actions taken with respect to Parent.

On August 19, 2020, Moody’s Investor Service, Inc. (“Moody’s”) affirmed the “Baa3” (Adequate) insurance financial strength (“IFS”) rating and stable outlook of GMICO. Additionally, Moody’s assigned a “Ba3” issuer rating to GMHI. On August 19, 2020, Fitch Ratings, Inc. assigned a “BBB-” IFS rating to GMICO with a stable outlook and assigned a “BB” issuer default rating to GMHI. On August 21, 2020, Standard & Poor’s affirmed its “BB+” long term financial strength and issuer credit rating of GMICO with an outlook of Creditwatch Negative.

Other private mortgage insurers have stronger financial strength ratings than we do. We do not believe our ratings have had a material adverse effect on our overall relationships with existing customers. However, if financial strength ratings become a more prominent consideration for lenders, we may be competitively disadvantaged by customers choosing to do business with private mortgage insurers that have higher financial strength ratings. In addition, the current PMIERs do not include a specific ratings requirement with respect to eligibility, but if this were to change in the future, we may become subject to a ratings requirement in order to retain our eligibility status under the PMIERs. The PMIERs ratios of our operating companies are not designed to be, and do not serve as, measures of protection or valuation offered to investors. The financial strength ratings of our operating subsidiaries may also be impacted by the strength of our Parent. See “Risk Factors—Risks Relating to Our Business—Adverse rating agency actions have resulted in a loss of business and adversely affected our business, results of operations and financial condition, and future adverse rating agency actions could have a further and more significant adverse impact on us.” The financial strength ratings of our operating subsidiaries are not a recommendation to buy or hold any of our securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

Contractual Obligations and Commitments

We enter into agreements and other relationships with third parties in the ordinary course of our operations. However, we do not believe that our cash flow requirements can be assessed based upon this analysis of these obligations, as the funding of these future cash obligations will be from future cash flows from premiums and investment income that are not reflected in the following table. Future cash outflows, whether they are contractual obligations or not, also will vary based upon our future needs. Although some outflows are fixed, others depend on future events. An example of obligations that are fixed include future lease payments. An example of obligations that will vary include insurance liabilities that depend on losses incurred.

The following table presents our payments due under contractual obligations by period as of December 31, 2019:

	Payments due by period
(Amounts in thousands)	Total	Less than 1 year	1—3 years	3—5 years	More than 5 years (3)
Operating lease obligations (1)	$18,530	$3,920	$7,810	$6,800	$—
Primary loss reserves (2)	204,749	80,072	80,087	25,706	18,884

Total	$223,279	$83,992	$87,897	$32,506	$18,884

(1)

Includes the undiscounted lease payments required under our operating leases. The related operating lease liability is recorded on our consolidated balance sheet net of imputed interest of $7.0 million. See Note 11 to our audited consolidated financial statements for additional information related to operating leases.

(2)

Our estimate of loss reserves reflects the application of accounting policies described in Note 2 in our audited consolidated financial statements. The payments due by period are based on management’s estimates and assume that all of the loss reserves included in the table will result in payments.

(3)	The 2025 Senior Notes will mature in 2025 and are not reflected in the above table as they were not issued as of December 31, 2019.

We experienced a significant increase in loss reserves during the six months ended June 30, 2020 driven mostly by higher new delinquencies from borrower forbearance programs due to COVID-19. We expect a large portion of these delinquencies to cure before becoming an active claim; however, reserves recorded related to borrower forbearance have a high degree of estimation. Therefore, it is possible we could have higher contractual obligations related to these loss reserves if they do not cure as we expect. In addition, subsequent to December 31, 2019, we received certain rent holidays and other lease incentives associated with an office lease. These amounts will be included in our future operating lease obligations as a reduction to our total contractual amounts due under operating leases. Lease incentives and other changes in estimated lease payments are determined at lease inception with changes in estimates accounted for prospectively. Accordingly, further changes in operating lease obligations will be disclosed annually. Other than the aforementioned loss reserves and operating lease obligations, there have been no material additions or changes to our contractual obligations as compared to the amounts disclosed within our audited consolidated financial statements for the years ended December 31, 2019 and 2018.

New Accounting Standards

Refer to Note 2 in our unaudited condensed consolidated financial statements for the six months ended June 30, 2020 and 2019 and in our audited consolidated financial statements for the years ended December 31, 2019 and 2018 for a discussion of recently adopted and not yet adopted accounting standards.

Quantitative and Qualitative Disclosures About Market Risk

We own and manage a large investment portfolio of various holdings, types and maturities. Investment income is one of our material sources of revenues and the investment portfolio represents the primary source of cash flows supporting operations and claim payments. The assets within the investment portfolio are exposed to the same factors that affect overall financial market performance. While our investment portfolio is exposed to factors affecting markets worldwide, it is most sensitive to fluctuations in the drivers of United States markets.

We manage market risk via our defined investment policy guidelines implemented by our Parent’s investment team with oversight from our board and our senior management. Important drivers of our market risk exposure monitored and managed by us include but are not limited to:

•

Changes to the level of interest rates. Increasing interest rates may reduce the value of certain fixed-rate bonds held in the investment portfolio. Higher rates may cause variable-rate assets to generate additional income. Decreasing rates will have the reverse impact. Significant changes in interest rates can also affect persistency and claim rates that may require that the investment portfolio be restructured to better align it with future liabilities and claim payments. Such restructuring may cause investments to be liquidated when market conditions are adverse.

•

Changes to the term structure of interest rates. Rising or falling rates typically change by different amounts along the yield curve. These changes may have unforeseen impacts on the value of certain assets.

•

Market volatility/changes in the real or perceived credit quality of investments. Deterioration in the quality of investments, identified through changes to our own or third-party (e.g., rating agency) assessments, will reduce the value and potentially the liquidity of investments.

•

Concentration Risk. If the investment portfolio is highly concentrated in one asset, or in multiple assets whose values are highly correlated, the value of the total portfolio may be greatly affected by the change in value of just one asset or a group of highly correlated assets.

•	Prepayment Risk. Bonds may have call provisions that permit debtors to repay prior to maturity when it is to their advantage. This typically occurs when rates fall below the interest rate of the debt.

Market risk is measured for all investment assets at the individual security level. Market risks that are not fully captured by the quantitative analysis are highlighted. In addition, material market risk changes that occur from the last reporting period to the current are discussed. Changes to how risks are managed will also be identified and described.

At June 30, 2020, the effective duration of our investments available-for-sale was 3.2 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.2% in fair value of our investments available-for-sale. Excluding cash and cash equivalents, the effective duration on our investments available-for-sale was 3.5 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.5% in fair value of our investments available-for-sale.

BUSINESS

Overview

We are a leading private mortgage insurance company serving the United States housing finance market since 1981 with a mission to help people buy a house and keep it their home. We operate in all 50 states and the District of Columbia and have a leading platform based on long-tenured customer relationships with mortgage lenders, underwriting excellence and prudent risk and capital management practices. We believe our operating and technological capabilities ensure a superior customer experience and drive new business volume at attractive risk-adjusted returns. For the full year ended December 31, 2019 and the six months ended June 30, 2020 and 2019, we generated NIW of $62.4 billion, $46.3 billion and $25.4 billion, respectively. Our market share for the same periods was approximately 16.3%, 19.1% and 16.3%, respectively. For the full year ended December 31, 2019, we achieved adjusted operating income of $562 million. For the six months ended June 30, 2020, we achieved adjusted operating income of $141 million, which was impacted by increased loss reserves related to COVID-19, as compared to $269 million for the six months ended June 30, 2019.

As a private mortgage insurer, we play a critical role in the United States housing finance system. We provide credit protection to mortgage lenders and investors, covering a portion of the unpaid principal balance of Low-Down Payment Loans. Our credit protection frequently provides families access to homeownership sooner than would otherwise be possible. We facilitate the sale of mortgages to the secondary market, including to the GSEs and private investors, and protect the balance sheets of mortgage lenders that retain mortgages in their portfolios. Credit protection and liquidity through secondary market sales allow mortgage lenders to increase their lending capacity, manage risk and expand financing access to prospective homeowners, many of whom are FTHBs.

We have a large and diverse customer base. As a result of our long-standing presence in the industry, we have built and maintained enduring relationships across the mortgage origination market, including with national banks, non-bank mortgage lenders, local mortgage bankers, community banks and credit unions. In 2019 and for the quarter ended June 30, 2020, we provided new insurance coverage to approximately 1,700 customers, including 18 of the top 20 mortgage lenders as measured by total 2019 mortgage originations (according to Inside Mortgage Finance).

We have a rigorous approach to writing new insurance risk based on decades of loan-level data and experience in the mortgage insurance industry. We believe we have a strong balance sheet that is well capitalized to manage through macroeconomic uncertainty and maintain PMIERs and state regulatory standards compliance. We have enhanced our balance sheet in recent years as we transformed our business model from a “buy and hold” strategy to an “acquire, distribute and manage” approach through our CRT program. We utilize our CRT program to mitigate future loss volatility and drive efficient capital management. Our CRT program is a material component of our strategy and we believe it helps to protect future business performance and stockholder capital under stress scenarios by transferring risk from our balance sheet to highly-rated counterparties or to investors through collateralized transactions. As of June 30, 2020, we had a PMIERs capital ratio of 143%, representing $1,275 million of available assets above the PMIERs requirement and approximately 91% of our insured portfolio was covered by our CRT program.

Market Opportunities

Even in the face of the COVID-19 pandemic, we expect the demand for mortgage insurance to remain resilient and provide us with significant continued opportunities to write attractive, profitable new business. Record low interest rates and strong underlying demographics have provided tailwinds to the overall housing market, resulting in record levels of NIW. Certain positive trends, such as a growing FTHB population and accommodative monetary policy were observed even prior to the COVID-19 pandemic, and we expect them to persist. Through the end of the second quarter of 2020, the immediate and sizeable application of government stimulus and forbearance availability along with other government programs have provided key support to the housing market throughout the COVID-19 pandemic. For the six months ended June 30, 2020, industry NIW was $242 billion, up 55% compared with the six months ended June 30, 2019.

In addition to the benefits from the strong demand for mortgage insurance, over the last decade, regulatory reforms and new industry practices have significantly improved the mortgage insurance industry’s risk profile. The quality of new mortgages originated in the United States and insured by the mortgage insurance industry over the last decade is of significantly higher credit quality than in the prior decade, and we believe the industry’s use of CRT alternatives will reduce loss volatility when stress defaults emerge. Additionally, the industry has shifted towards granular risk-based pricing models and new business has been priced at attractive risk-adjusted rates. We believe that we are well-positioned to benefit from these continuing trends and will be able to write a significant volume of highly attractive new business.

•	Resilient housing market. We believe that recent data supports continued optimism in the resilience of the United States housing market that has resulted in recent record levels of industry NIW:

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Affordability and interest rates: Housing affordability promotes new mortgage originations and growing homeownership rates, particularly among FTHBs, which is a positive for our new business volumes. Rates for 30-year mortgages fell by 100 basis points from the end of 2018 to the second quarter of 2020, helping to create the best environment for housing affordability since 2017, as reported by Freddie Mac. The National Association of Realtors Housing Affordability Index, which measures the ability of the median income homebuyer to make mortgage payments on the median-priced United States home, increased to 164 in June 2020 from 158 in 2017. Interest rates have continued to fall over the course of 2020, as average rates on 30-year mortgages fell to 3.23% in the second quarter of 2020 from 3.51% in the first quarter of 2020 and reached a record low of 2.98% in July 2020.

•

Housing prices: Housing prices in the United States have remained resilient through the COVID-19 pandemic, which has helped maintain strong consumer confidence in the housing market. Housing prices nationally increased 5.4% year-over-year in the second quarter of 2020 according to the FHFA House Price Index, while prices increased 5.7% year-over-year in June 2020, illustrating the continued strength and resiliency of the housing market. Among other drivers, housing prices have been supported by an ongoing low supply of homes for sale in many parts of the country.

•

Demographics: Four to five million Americans per year are expected to reach the median FTHB age between 2020 and 2021, which is 33 years old according to the National Association of Realtors 2019 Buyer and Seller Survey. The rate at which FTHBs are entering the housing market is expected to drive an increased demand for homeownership relative to historical periods, as the number of projected new entrants to the FTHB population in 2021 is approximately 13% higher than the comparable figure in 2011 according to the United States Census Bureau. For the first six months of 2020, FTHBs purchased 4.2% more homes than a year ago. Due to the onset of the COVID-19 pandemic, the second quarter of 2020 saw the number of homes purchased by FTHBs decrease by 5.4% compared to the second quarter of 2019. However, the FTHB market recovered in June 2020, rising 16.7% from May 2020. Compared to a year ago, the FTHB market was up 0.2% in June 2020 after being down 14.9% in May 2020. During the first two quarters of 2020, the percentage of home sales to FTHBs was higher than at any time since the third and fourth quarters of 2000. Further supporting the housing market is a rising homeownership rate, which was 68% in the second quarter of 2020 according to the United States Census Bureau, representing an increase of 3.8 percentage points relative to the prior year. We expect these demographic forces to remain strong as the COVID-19 pandemic is an additional driver for demand in homeownership in an environment that has become more accepting of work-from-home arrangements.

•

New mortgage originations: Despite macroeconomic uncertainties related to the COVID-19 pandemic, purchase applications were 33% higher for the second quarter of 2020 compared to the same quarter in 2019 and experienced 14 straight weeks of year-over-year gains from May to August 2020, according to the MBA. Given the current economic environment, the MBA projects that purchase originations will continue to grow from a projected $1.3 trillion by the end of 2020 to approximately $1.5 trillion by the end of 2022.

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Forbearance: As a result of the CARES Act and other government and GSE policies enacted in response to the COVID-19 pandemic, borrowers broadly have had access to forbearance and foreclosure moratoria programs that allow borrowers to remain in their homes and delay principal and interest payments for up to 12 months. We believe that these programs have contributed to the positive trends in the housing market as they allow many borrowers to navigate the current crisis, remain in their homes, subsequently become current on their mortgages as the economy improves and ultimately resume making regular mortgage payments. Given that mortgage insurance claims are not paid until after foreclosure proceedings conclude, resumption of payment by borrowers would reduce our actual loss exposure. As of August 25, 2020, 5.3% of all GSE mortgages were in forbearance according to data provided by Black Knight, and this rate has plateaued since mid-May 2020.

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Sustained strong credit quality within the United States housing system. The high-quality nature of underlying mortgages in recent years is the result of improved risk analytics, stronger loan manufacturing quality controls, RBC rules and the regulatory implementation of the QM provisions. Additionally, changes within the private mortgage insurance industry such as PMIERs operational requirements and the adoption of more granular risk-based pricing models have enabled the private mortgage insurance industry to underwrite the risks they accept in their insurance portfolio based on more granular data. Over the past decade, the average FICO score on all mortgage loans originated in the United States and sold to the GSEs was 752, compared to 718 for the period from 2005 through 2008, based on data from the GSEs. As a result, we believe the industry is insuring loans from borrowers who should be better positioned to meet their mortgage obligations, which should translate into fewer claims for the mortgage insurance industry. Additionally, the credit quality of new business written since the onset of COVID-19 is even stronger. The industry’s NIW mix of above-740 borrowers increased by 2.0 percentage points to 65% in the second quarter of 2020 compared to the first quarter of 2020, while the mix of below-680 borrowers decreased by 0.4 percentage points to 3.7%.

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The increasing availability and attractiveness of risk transfer alternatives has improved the industry’s risk profile. Since 2015, private mortgage insurers have used CRT alternatives to reinsure or otherwise transfer risk to third parties. The industry uses both traditional reinsurance as well as MILNs. According to U.S. Mortgage Insurers, as of July 2020 private mortgage insurers have transferred approximately $26 billion of risk to traditional reinsurers through QS and XOL transactions and transferred an additional $10.1 billion of risk to the capital markets through MILN transactions since 2015.

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Private mortgage insurers have generally utilized CRT as both a capital management tool and a programmatic approach to mitigate future loss volatility and they have transformed from a “buy and hold” strategy to an “acquire, distribute and manage” approach. We believe that the adoption of these practices in the industry will reduce the capital and loss volatility that historically impacted the sector during economic downturns, at an attractive cost, generating higher returns through the cycle for the industry.

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Strong private mortgage insurance penetration in the insured purchase mortgage market. Private mortgage insurance has increased penetration as a result of the introduction of new GSE products designed to serve Low-Down Payment Loan borrowers and more competitive pricing by private mortgage insurers relative to the FHA. In 2019, the FHA insured 28% of all new Low-Down Payment

Loan originations with private mortgage insurance insuring 45%. Also, in 2018 and 2019, private mortgage insurance helped to finance more FTHBs than the FHA. We believe there may be additional opportunities for private mortgage insurers to increase market share as the United States government considers further actions to reduce taxpayers’ exposure to the housing markets, and, in the private market, by providing risk and capital relief for lender portfolios and loans supporting private MBS.

Our Strengths

We believe that the following competitive strengths have supported our success to-date and provide a strong foundation for our future financial performance:

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Well-established, diversified customer relationships driven by our differentiated value proposition. We have long-standing and enduring relationships with more than 1,700 active customers across the mortgage origination market, including with national banks, non-bank mortgage lenders, local mortgage bankers, community banks and credit unions. Approximately 93 % of our NIW in 2019 and for the quarter ended June 30, 2020 was from customers who have submitted loans to us every year since 2015.

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We offer competitive pricing combined with targeted services that distinguish us from our competitors. We reach our customers through our dynamic sales model, which combines high-touch, in-person customer visits with more scalable tele-sales and digital marketing methods. Our approach allows us to offer our products, tools, and solutions effectively and efficiently, providing a superior customer experience, including:

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Best-in-class underwriting platform: We believe our investments in technology, service and training have distinguished our underwriting services. We were the first mortgage insurer to broadly introduce service level commitments to meet customer needs for expedited underwriting services, and we continue to innovate through differentiated offerings that drive both an excellent customer experience and improved efficiency for us. Our scalable underwriting platform has a proven ability to handle spikes in volume while continuing to achieve customer service level expectations. In a blind survey of mortgage lenders conducted by KS&R, we were rated as “best-in-class” for mortgage insurance underwriting in 2016, 2017 and 2018, the last three years in which the survey was conducted.

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Customer ease-of-use: Our online tools integrate with all leading mortgage technology platforms, allowing our customers to select our products directly within their own system architecture, creating a more efficient way to choose and use our products. In addition, we maintain an award-winning ordering and rate quote website.

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Customer growth support: We support our customers’ growth objectives with a wide variety of training programs. We also provide unique offerings, including strategy and process consulting services and differentiated borrower-centric products.

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Large portfolio of IIF. As of June 30, 2020, we had $207.6 billion IIF as compared to $178.8 billion for the same period in 2019. Since January 1, 2019, we have generated $108.7 billion of NIW with an average market share of 17.4% and have grown our IIF 24% over the same time period. The growth in our IIF has resulted in premiums earned growing from $746.9 million for the twelve months ended December 31, 2018 to $926.1 million for the twelve months ended June 30, 2020. We believe our portfolio has significant embedded value potential and creates a strong foundation for future premiums.

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Risk analytics and underwriting drive strong underlying credit quality of insurance portfolio. We believe we have a very strong approach to onboarding risk backed by decades of loan-level performance data and experience in the mortgage insurance industry. We ensure that the underlying credit quality of our insured mortgage portfolio meets our risk and profitability framework. In order to underwrite new policies, we utilize a proprietary risk analytics model, One Analytical Framework, to target loans within our risk appetite with an appropriate price. This framework leverages our unique data set, which contains decades of mortgage performance across various market conditions to develop quantitative assessments of the probability of default, severity of loss and expected volatility on each insured loan. Additionally, all loans pass through our eligibility rules engine to screen out those loans that fall outside of our guidelines.

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We perform rigorous analytics to evaluate the risk characteristics of our portfolio. We analyze the cumulative layered risks, which includes factors like LTV, FICO, DTI Ratio and occupancy type, in each loan. Our models can assess the effect of such layered risks and the weight of each risk factor to determine the volatility of losses. The information is used to drive our risk appetite and pricing at a loan level. For example, we actively manage the number of High-Risk Loans that have additional high Risk Layers. Among our High-Risk Loans as of June 30, 2020, none of our RIF had three or more Risk Layers, 0.3% of our RIF had two Risk Layers and 1.2% of our RIF had one Risk Layer. For our NIW for the six months ended June 30, 2020, none of our High-Risk Loans had one or more of these added Risk Layers.

The equity position of many borrowers in our portfolio provides additional strength and may support fewer borrowers defaulting and resulting in a mortgage insurance claim. Approximately 80% of our IIF and 76% of our RIF have a mark to market LTV of less than or equal to 90%. With so many borrowers having significant equity in their home, we believe this provides an additional risk mitigant as borrowers will work to maintain their equity and avoid foreclosure.

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Comprehensive risk management and CRT philosophy. Beyond our approach for underwriting and onboarding a portfolio that aligns with our risk appetite, we also conduct quarterly stress testing on the portfolio to determine the impact of various stress events on our performance. The result of those tests and our desire to reduce loss volatility and protect our capitalization inform our CRT strategy.

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Our CRT strategy is designed to reduce the loss volatility of our portfolio during stress scenarios by transferring risk from our balance sheet to highly-rated counterparties or to investors through collateralized transactions. Additionally, in normal market conditions, we believe our CRT program enhances our return profile. We customize our CRT transactions based on a variety of factors including, but not limited to, capacity, cost, flexibility, sustainability and diversification.

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Since 2015, we have executed CRT transactions on over $2.1 billion of RIF across both traditional reinsurance arrangements and MILN transactions. We believe that our ability to access both markets allows us to optimize cost of capital, provides counterparty diversification and minimizes warehousing risk through the use of forward commitments with traditional reinsurance partners.

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As of June 30, 2020, approximately 91% of our RIF is covered under our current CRT program, and we estimate our book year reinsurance transactions to begin transferring losses at an approximate 30% lifetime book year loss ratio and extend up to an approximate 70% lifetime book year loss ratio, depending on our co-participation level within the reinsurance tier. As of June 30, 2020, we maintain $1.2 billion of reinsurance protection outstanding on our 2009 to 2020 book years, providing $1.0 billion of PMIERs capital support. We plan to continue to utilize CRT transactions to effectively manage our through-the-cycle risk and return profile.

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Strong capitalization driven by prudently managed balance sheet. We are a strongly capitalized counterparty. As of June 30, 2020, we had total GAAP stockholder equity of $4.0 billion and a PMIERs capital ratio of 143%, representing $1,275 million of available assets above the PMIERs requirements. Our mortgage insurance subsidiaries had total statutory capital and surplus of $3.8 billion as of June 30, 2020. Our combined statutory RTC ratio at the same date was 12.0:1, well below the NCDOI regulatory maximum of 25:1.

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Dynamic leadership team with through-the-cycle experience and a proven track record of delivering results. Our executive leadership team has significant experience in mortgage insurance and housing finance, with a proven track record of risk management, financial success and leadership through-the-cycle.

•	Our executive management team has an average of 27 years of relevant industry experience, and an average tenure in the mortgage insurance industry of 14 years.

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Our team has executed through-the-cycle while facing multiple headwinds, including macroeconomic conditions, changing capital regimes, ratings disparity to competitors and challenges faced by our Parent.

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Our intentional focus on reinforcing, recognizing and rewarding our values of Excellence, Improvement and Connection has driven high employee engagement and has been recognized externally at both the local and industry levels, including the Triangle Business Journal Best Places to Work and MBA Diversity & Inclusion award programs.

•	We believe our executive management team has the right combination of client-facing, underwriting, risk and leadership skills necessary to drive our long-term success.

Our Strategy

Our objective is to leverage our competitive strengths to maximize value for our stockholders by driving profitable market share, maintaining our strong capital levels and earnings profile and delivering attractive risk-adjusted returns:

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Continue to write profitable new business. Since the onset of the COVID-19 pandemic, we have written significant NIW of higher-credit quality at higher pricing. We believe that the resilience of the housing market, which is supported by record low interest rates and strong underlying demographics, will continue to provide a positive backdrop for us to maintain writing new business at an attractive return.

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Protect our balance sheet by maintaining strong capital levels, robust underwriting standards and prudently managing risk. We understand the importance of our balance sheet strength to our customers and intend to continue to serve as a high-quality counterparty. We use One Analytical Framework to evaluate returns and volatility, applying both an external regulatory lens and an economic capital framework that is sensitive to current housing market cycles relative to historical trends. The results of these analyses inform our risk appetite, credit policy and targeted risk selection strategies, which we primarily implement through our proprietary pricing engine, GenRATE. We work to protect future business performance and stockholder capital under stress scenarios with a programmatic CRT program, including traditional XOL reinsurance and MILNs. Our CRT program has helped transform our business model from a “buy and hold” strategy to an “acquire, distribute and manage” approach. We believe the comprehensive rigor of our underwriting and risk management policies and procedures allows us to prudently manage and protect our balance sheet.

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Maintain existing relationships and develop new relationships by driving differentiated value and experience. We offer our customers a unique value proposition and an experience tailored to their needs, with expedited, quality underwriting and fair and transparent claims handling practices. Our dynamic sales model serves customers from all segments, including high-touch national accounts, regional accounts where a localized presence is necessary and a scalable tele-sales model to efficiently reach our full suite of customers. We intend to leverage our strengths in these areas to continue serving our existing customer base while also establishing new relationships.

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Strategically invest in technologies and capabilities to drive operational excellence across our business. Our investments in underwriting, risk management, data analytics and customer technology have both optimized our business and improved our customers’ experience. We plan to continue to invest in solutions that keep us at the forefront of technological advancements, fostering efficiency and helping to secure new customers.

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Prudent capital management to maximize stockholder value. Our capital management approach is to maximize value to our stockholders by prioritizing the use of our capital to (i) support our existing policyholders; (ii) grow our mortgage insurance business; (iii) fund attractive new business opportunities; and (iv) return capital to stockholders. When evaluating a potential return of capital to stockholders, we prudently evaluate the prevailing and future macroeconomic conditions, business performance and trends, regulatory requirements, any applicable contractual or similar restrictions and PMIERs sufficiency.

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Continue to remain engaged with the regulatory landscape and promote the importance of the private mortgage insurance industry. We believe the private mortgage insurance industry plays a critical role in the success of the United States housing market. We have a government and industry affairs team who play a leadership role across the mortgage insurance industry to monitor the landscape and stay apprised of new and potential developments that could impact mortgage insurance. We have strong relationships with the GSEs, the key federal government agencies and various other regulatory bodies and industry associations who are important to the housing ecosystem and we actively work to provide input on outcomes of key legislation and regulation. We also maintain consistent dialogue with state insurance regulators. We intend to continue to support the role of a stable and competitive private mortgage insurance industry and a well-functioning United States housing finance system.

Our Corporate Information

We are incorporated in Delaware and are an indirect wholly owned, subsidiary of our Parent, a diversified insurance holding company listed on the NYSE.

Our primary operating subsidiary, GMICO, is domiciled in North Carolina, and we are headquartered in Raleigh, North Carolina.

Set forth below is a simplified and illustrative organizational chart summarizing our ownership including the ownership of our public stockholders and our Parent and the ownership of our subsidiaries following the completion of this offering. This chart also presents the jurisdiction of incorporation for each subsidiary and notes whether a subsidiary is a holding company, regulated insurance entity or non-insurance entity. The ownership of all entities in the chart below is 100% unless otherwise noted. Upon the completion of this offering, our Parent will indirectly own approximately      % of our outstanding common stock (approximately      % if the underwriters exercise in full their option to purchase additional shares of common stock from us) and public stockholders will own approximately      % of our outstanding common stock (approximately      % if the underwriters exercise in full their option to purchase additional shares of common stock from us).

Our Industry

United States Mortgage Market

The residential mortgage debt market, of which the United States family residential mortgage market forms a significant portion, is one of the largest in the world with over $11 trillion of mortgage debt outstanding as of the third quarter of 2019 and includes a range of private and government sponsored participants. Private industry participants include mortgage banks, mortgage brokers, commercial, regional and investment banks, savings institutions, credit unions, real estate investment trusts, mortgage insurers and government-sponsored enterprises such as Fannie Mae and Freddie Mac. The overall United States residential mortgage market encompasses both primary and secondary markets. The primary market consists of lenders originating home loans to borrowers to support home purchases, which are referred to as purchase originations, and loans made to refinance existing mortgages, which are referred to as refinancing originations. The secondary market includes institutions buying and selling mortgages in the form of whole loans or securitized assets, such as MBS. For a description of certain impacts of COVID-19 on the mortgage market, see “Risk Factors—Risks Relating to Our Business—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic.”

GSEs

The GSEs are the largest participants in the secondary mortgage market, buying residential mortgages from banks and other primary lenders as part of their government mandate to provide liquidity and stability in the United States housing finance system. According to the Federal Reserve, the GSEs held or guaranteed approximately $4.9 trillion, or 44.5%, of total United States 1-4 family residential mortgage debt as of

December 31, 2019. The GSE charters generally require credit enhancement for Low-Down Payment Loans to be eligible for purchase by the GSEs. Such credit enhancement can be satisfied if a loan is insured by a GSE-qualified insurer, the mortgage seller retains at least a 10% participation in the loan, or the seller agrees to repurchase or replace the loan in the event of a default. Private mortgage insurance satisfies the GSEs’ credit enhancement requirement and, historically, has been the preferred method lenders have utilized to meet this GSE charter requirement. As a result, the nature of the private mortgage insurance industry in the United States is driven in large part by the business practices and mortgage insurance requirements of the GSEs. In furtherance of their respective charter requirements, each GSE maintains private mortgage insurer eligibility criteria, known as PMIERs, to establish when a mortgage insurer is qualified to issue coverage that will be acceptable to the GSEs for their portfolio. For more information about the financial and other requirements of the GSEs, see “Regulation—Agency Qualification Requirements” and “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”

Private Mortgage Insurance

Private mortgage insurance plays a critical role in the United States residential mortgage market by facilitating secondary market sales, particularly for Low-Down Payment Loans. This credit protection and the resulting liquidity it provides through secondary market sales allows mortgage lenders to increase their lending capacity, manage risk and expand prospective homeowners’ access to financing, many of whom are FTHBs. Mortgage insurance also provides lenders and investors a means to diversify their exposures, mitigate mortgage credit risk, and may offer certain financial institutions that portfolio Low-Down Payment Loans credit against their regulatory capital requirements. Today, mortgage insurance products are primarily geared towards GSE secondary market sales. The increase in penetration of private mortgage insurance in the mortgage market can be attributed to both the introduction of new GSE products designed to serve Low-Down Payment Loan borrowers and more competitive pricing by private mortgage insurers relative to the FHA. In addition, there are potential opportunities for the demand for and use of mortgage insurance to the extent that the private label securitization market expands in the future.

The overall new business opportunity in the private mortgage insurance market is also reflective of the mix between purchase and refinancing originations. Historically, due to the higher prevalence of Low-Down Payment Loans in purchase originations, mortgage insurance utilization has been meaningfully higher for purchase originations than for refinances. In 2019, according to Inside Mortgage Finance, the United States mortgage market had total mortgage originations of approximately $2.4 trillion, comprised of approximately $1.3 trillion purchase originations and approximately $1.1 trillion refinancing originations. The following graph provides the historical split of the mortgage market between purchase and refinance origination volumes, based on data from Inside Mortgage Finance.

Competition

Our principal sources of competition are government (both federal and state and local) agencies, such as the FHA and VA, and other private mortgage insurers. We also compete with the GSEs, portfolio lenders who self insure, reinsurers, and other capital markets participants who may utilize financial instruments designed to mitigate risk.

Federal, State, and Local Government Agencies

Private mortgage insurers, including us, compete for mortgage insurance business directly with federal government agencies, principally the FHA and the VA, and, to a lesser extent, state and local housing finance agencies. According to Inside Mortgage Finance, for 2019, the FHA had a 28% share, and the VA a 25% share, of the mortgage insurance market. Our competition with government agencies is principally on the basis of price and underwriting guidelines. In contrast to private mortgage insurers, government agencies generally have less restrictive guidelines and apply a flat pricing structure regardless of an individual borrower’s credit profile. As a result, we believe borrowers with lower FICO scores are more likely to secure mortgage loans with coverage by public agencies and borrowers with higher FICO scores are more likely to secure mortgage loans with coverage by private mortgage insurers. Mortgage insurance policies from government agencies are also generally non-cancellable, meaning that borrowers are obligated to pay for coverage through the life of their loan, whereas policies from private mortgage insurers are cancellable in certain circumstances as provided by HOPA, and under GSE guidelines when the LTV ratio of an underlying mortgage falls below 80%. Private mortgage insurers also face limited competition from certain local and state housing finance agencies.

Private Mortgage Insurers

The United States private mortgage insurance industry is highly competitive. We compete on pricing, underwriting guidelines, customer relationships, service levels, policy terms, loss mitigation practices, perceived financial strength (including comparative credit ratings), reputation, strength of management, product features, and effective use and ease of technology. There are currently six active mortgage insurers, including us. Private mortgage insurance competitors include Arch Capital Group Ltd., Essent Group Ltd., MGIC Investment Corporation, NMI Holdings, Inc. and Radian Group Inc. (public holding companies of competitors listed). Since 2012, we have maintained between a 12.0% and 19.2% per quarter share of the mortgage insurance market by per annum NIW, reaching a high of 19.2% market share in the second quarter of 2020, based on data from Inside Mortgage Finance.

GSEs, Portfolio Lenders, Reinsurers and Other Capital Markets Participants

We have also experienced competition in recent years from various participants in the mortgage finance industry including the GSEs, portfolio lenders, reinsurers and other participants in the capital markets. We compete with these participants primarily based on pricing, policy terms and perceived financial strength. The GSEs enter into risk sharing transactions with financial institutions designed to reduce the risk of their mortgage portfolios. Competition also comes from portfolio lenders that are willing to hold credit risk on their balance sheets without credit enhancement. In addition, investors can make use of risk-sharing structures designed to mitigate the impact of mortgage defaults in place of private mortgage insurance. Finally, although their presence is a fraction of what it was in the past, there are products designed to eliminate the need for private mortgage insurance, such as “simultaneous seconds,” which combine a first lien loan with a second lien loan in order to meet the 80% LTV threshold required for sale to the GSEs without certain credit protections.

Our Products and Services

In general, there are two types of private mortgage insurance: primary and pool.

Primary Mortgage Insurance

Substantially all of our policies are primary mortgage insurance, which provides protection on individual loans at specified coverage percentages. Primary mortgage insurance is placed on individual loans at the time of origination and most typically delivered to us on a loan by loan basis. Primary mortgage insurance can also be delivered to us on an aggregated basis, whereby each mortgage in a given loan portfolio is insured in a single transaction after the point of origination.

Customers who purchase our primary mortgage insurance select a specific coverage level for each insured loan. To be eligible for purchase by a GSE, a Low-Down Payment Loan must comply with the coverage percentages established by that GSE. For loans not sold to the GSEs, the customer determines its desired coverage percentage. Generally, our risk across all policies written is approximately 25% of the underlying primary IIF, but may vary from policy to policy, typically between 6% and 35% coverage.

We file our premium rates, as required, with state insurance departments and the District of Columbia. Premium rates cannot be changed after the issuance of coverage. Premium payments for primary mortgage insurance coverage are typically made by the borrower and are referred to as borrower-paid mortgage insurance (“BPMI”). Loans for which premiums are paid by the lender are referred to as lender-paid mortgage insurance. In either case, the payment of premium to us is generally the responsibility of the insured.

Premiums are generally calculated as a percentage of the original principal balance and may be paid as follows:

•	Monthly, where premiums are paid on a monthly basis over the life of the policy;

•	Single, where the entire premium is paid upfront at the time the mortgage loan is originated;

•	Annually, where premiums are paid annually in advance for the subsequent 12 months; or

•	Split, where an initial lump sum premium is paid upfront at the time the mortgage is originated along with subsequent monthly payments.

In general, we may not terminate mortgage insurance coverage except in the event of non-payment of premiums or certain material violations of our mortgage insurance policies. The insured may technically cancel mortgage insurance coverage at any time at their option or upon mortgage repayment, which is accelerated in the event of a refinancing. However, in the case of loans sold to the GSEs, lender cancellation of a policy not eligible for cancellation under the GSE rules may be in violation of the GSEs’ respective charters. GSE guidelines generally provide that a borrower meeting certain conditions may require the mortgage servicer to cancel mortgage insurance coverage upon the borrower’s request when the principal balance of the loan is 80% or less of the property’s current value. In addition to the GSE guidelines, HOPA provides an obligation for lenders to automatically terminate a borrower’s obligation to pay for mortgage insurance coverage once the LTV ratio reaches 78% of the original value, and also provides that a borrower may request cancellation of their obligation to pay for mortgage insurance when the LTV ratio, based on the current value of the property, reaches 80%. In addition, some states impose their own mortgage insurance notice and cancellation requirements on mortgage loan servicers.

Pool Mortgage Insurance

Pool mortgage insurance transactions provide coverage on a finite set of individual loans identified by the pool policy. Pool policies contain coverage percentages and provisions limiting the insurer’s obligation to pay claims until a threshold amount is reached (known as a “deductible”) or capping the insurer’s potential aggregate liability for claims payments (known as a “stop loss”) or a combination of both provisions. Pool mortgage insurance is typically used to provide additional credit enhancement for certain secondary market mortgage transactions. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan that exceeds the claim payment under the primary coverage, if such loan has primary coverage, as well as the total loss on a defaulted mortgage loan that did not have primary coverage. In another variation, generally referred to as modified pool insurance, policies are structured to include both an exposure limit for each individual loan, as well as an aggregate loss limit or a deductible for the entire pool. Currently, we have an immaterial amount of pool IIF.

Contract Underwriting Services

We also perform fee-based contract underwriting services for our customers. Contract underwriting provides our customers outsourced scalable capacity to underwrite mortgage loans. Our underwriters can underwrite the loan on behalf of our customers for both investor compliance and mortgage insurance, thus reducing duplicative activities and increasing our ability to write mortgage insurance for these loans. Under the terms of our contract underwriting agreements, we indemnify our customer against losses incurred in the event we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria, subject to contractual limitations on liability.

Our Mortgage Insurance Portfolio

We believe that our portfolio is of significant scale and aligns with our appetite for risk and return. The majority of our in-force exposures and all of our NIW is considered primary insurance, meaning we insure the loss on each loan up to the coverage amount without any stop loss or deductible for that loss. Our remaining structured exposures are significantly seasoned and represent a modest 1% of IIF and gross RIF.

As of June 30, 2020, our exposures from legacy books originated prior to 2009 continue to resolve in an orderly fashion and represented 7% of our IIF and 7% of our RIF as of June 30, 2020. These books continue to represent a larger portion of our delinquencies and reserves driven by the continued aging of those delinquencies.

We measure the credit characteristics of our portfolio as represented in the original commitment for insurance. We support a growing FTHB segment that generally has little down payment saved for their first home. As of June 30, 2020, eighteen percent of our IIF (18% of RIF) is to borrowers with a down payment of less than 5% of the loan at the time of origination. This loan product represented 11% of NIW in the six months ended June 30, 2020, down from 15% in the year ended December 31, 2019 and 20% in the year ended December 31, 2018.

The credit profile of our portfolio continues to improve over time. Fifty-five percent of our IIF and RIF has an original FICO score greater than or equal to 740. Loans with FICO scores greater than or equal to 740 represented 57% of NIW for the first six months of 2020. Only 9% of our IIF (9% of RIF) has an original FICO score less than 680, down slightly from 10% in 2019 and 11% in 2018. Loans in this FICO score category represented 6% NIW for the first six months of 2020.

Our portfolio is diverse and representative of the United States origination market. As of June 30, 2020, the state with our largest concentration of RIF was California, which represented approximately 11% of RIF. Our largest MSA/MD is the Chicago-Naperville area, which represents 3% of RIF. For more information on our portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—“IIF and RIF.”

Customers

Our long-standing industry presence has enabled us to build active customer relationships with approximately 1,700 mortgage lenders across the United States. Our customers are broadly diversified by size, type and geography and include large money center banks, non-bank lenders, national and local mortgage bankers, community banks and credit unions.

We have established relationships with loyal customers. For example, 93% of our customers have submitted loans to us each year since 2015. For the year ended December 31, 2019, our largest customer accounted for 16% of our total NIW. No other customer exceeded 10% of our NIW during 2019, one customer accounted for 10.08% of our NIW during 2018 and no single customer exceeded 10% of our NIW in 2017. Additionally, no customer has earned premiums that accounted for more than 10% of our total revenues for the years ended December 31, 2019, 2018 and 2017.

We generally classify our customers as strategic accounts or regional accounts. Strategic accounts consist of national customers or other customers with a large geographic lending footprint that make decisions about the placement of private mortgage insurance at a centralized, corporate level, or those with complex mortgage operations who make such decisions at a more decentralized level by production personnel on a loan-by-loan basis. Regional accounts tend be less complex and generally make private mortgage insurance decisions on a decentralized basis. We divide our regional accounts into four regions across the country, which are further divided into sales territories. Field sales representatives are responsible for developing relationships and driving growth within a territory of regional accounts.

We believe that our success in establishing strong, sustained relationships and our ability to capture new customers is attributable to our comprehensive value proposition. We offer customers a competitive price along with differentiated offerings and services. Additionally, by maintaining an ongoing dialogue with our customers, we are able to develop an understanding of their needs, offer customized solutions for their challenges, advise them on portfolio composition and trends, share market perspectives and industry best practices, and provide product development support and training as necessary.

Sales and Marketing

Our sales and marketing efforts are designed to help us establish and maintain in-depth, quality customer relationships. We distribute our mortgage insurance products through a dedicated field sales force located throughout the United States, our home-based in-house sales representatives, and a digital marketing program designed to expand our reach beyond our sales force. Our sales force strives to build strong relationships across all areas of our customers’ operations to include loan origination, loan processing, underwriting, product development, secondary marketing, risk management, compliance, information technology, and C-suite executives. With a vast database of established individual contacts, the breadth and depth of relationships not only serves as a differentiator for our mortgage insurance platform but also enables us to form strategic partnerships with other mortgage service providers seeking to expand their distribution reach.

Approximately 19% of our sales professionals focus on strategic accounts and are responsible for serving the more complex needs of the larger customers. The remaining 81% of our sales professionals are positioned across the country and are responsible for a territory of regional accounts. Sales efforts for both strategic and regional accounts are augmented by our well-established in-house sales representatives. This team is primarily responsible for reaching, via telephone or other virtual means, geographically isolated customers that cannot be serviced easily in person, as well as covering the expanding population of remote-based loan officers, processors, and underwriters, via telephone or other virtual means. Our flexible sales structure allows us to target in-person visits where beneficial and leverage our internal sales team when more appropriate. Each customer account has a primary point of contact providing tailored customer service. In addition to our sales force, we provide cross-functional customer service teams to offer support in loan submission, underwriting, policy administration, loss management, risk management, and technology.

We support our sales force and improve their effectiveness in acquiring new customers by raising our brand awareness through advertising and marketing campaigns, website enhancements, digital communication strategies, and sponsorship of industry and educational events. Our digital marketing capabilities position us to serve our decentralized market with targeted, personalized messages that help drive a preference for our offering. Additionally, our marketing efforts include differentiators targeted to the needs of customers, in order to increase our brand affinity. Our proprietary underwriting products, Quick Queue and Rush Lane, provide our customers with response times tailored to their specific needs. Home Suite Home is another unique program that participating customers can share with their borrowers when choosing us for private mortgage insurance. The program, which has no cost to borrowers or customers, provides borrowers with their choice of an appliance home warranty, a homeowners insurance deductible reimbursement, or identity theft and restoration consulting services. Finally, our consulting services provide customers with strategy and process consulting to help improve quality, reduce costs and grow their business.

In 2019, we launched a separate entity to insure pool transactions as well as primary policies that are not intended for sale to the GSEs. This entity allows for capital and master policy flexibility with customers who have portfolio loans and provides us strategic optionality if the private label MBS market increases.

Technology that supports connectivity with our customers is critical. As an established private mortgage insurance provider, we have long-standing relationships with our customers’ technology organizations, as well as with the key pricing and loan origination/servicing platform providers. In addition, we have an experienced technology integration team that allows us to quickly customize loan delivery solutions for our customers. By providing customers an easy way to quote and order our mortgage insurance products, either through our award-winning ordering and rate quote website or directly within customers’ systems, we believe we make the transaction easy, allowing us to drive repeat volume.

Risk Management

Strong risk management is a critical part of our business. We have a risk management framework that is designed to reduce volatility in our business performance and protect our balance sheet. We believe this framework encompasses all the major risks, including insurance, operational, regulatory compliance, strategic and investment risks. Emerging and top risks are identified and frequently reported to both senior management and our Chief Risk Officer along with the risk committee of our Parent’s board of directors.

Our risk management philosophy is designed to ensure all relevant risks are routinely identified, assessed, managed, monitored and addressed. We rely upon a strong organizational risk culture and governance process, ensuring that the risks we take are transparent and quantifiable, and that we can monitor the changing nature of those risks over time. We proactively work towards mitigating exposures outside of the risk appetite, limits, and tolerances that we set and review annually.

In response to the COVID-19 pandemic and the efforts to contain it, we have taken the following risk mitigating actions focused on four core strategies.

•

Scenario Planning: Given the uncertainty of the ultimate impact on our business as a result of the COVID-19 pandemic, we developed estimates of potential losses and PMIERs capital sufficiency using experience from past localized economic dislocations. This provided a wide range of potential outcomes from which we developed mitigation strategies focused on both the in-force portfolio and new business.

•

Pricing and Guidelines: To mitigate potential losses on new business, we responded quickly with pricing changes and clarified our policies for rescission relief. We developed analytics for assessing the relative health of local housing markets and the potential for the COVID-19 pandemic to affect these markets differently and incorporated those views into GenRATE.

•

Capital Management and Regulatory Response: To mitigate potential strain on PMIERs sufficiency and future losses due to high notices of default, we pursued additional reinsurance on our in-force portfolio. In addition, we worked with U.S. Mortgage Insurers trade association and the GSEs to clarify PMIERs policies related to the treatment of delinquencies caused by a natural disaster, such as the COVID-19 pandemic.

•

Operational Readiness: With the onset of higher delinquencies, the servicing portion of our business increased staffing in our homeowner’s assistance and investigation teams. We aligned our policies with those of the GSEs to ensure streamlined processes to help homeowners through forbearance so that they can retain their home and cure their delinquency.

Due to the unprecedented nature of the COVID-19 pandemic, its impacts and related dislocations, it is unclear how effective these actions will be either in the immediate or long term. See “Risk Factors—Risks Relating to Our Business—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic” and “Risk Factors—Risks Relating to Our Business—Our risk management programs may not be effective in identifying or adequate in controlling or mitigating the risks we face.”

Modeling and Analytics

We use One Analytical Framework to evaluate returns and volatility through both an external regulatory lens and an economic capital framework that is sensitive to the economic cycle and current housing market conditions. This risk model utilizes over 20 predictive variables and leverages our unique data set, which contains experience of over two decades of mortgage performance across all market conditions, to develop quantitative assessments of default probability, severity of loss, prepayment and expected volatility on each insured loan. Our model is used to assess the performance of new business and our in-force portfolio under expected and stress scenarios. The results of these analyses inform our risk appetite, credit policy, pricing, and targeted risk selection strategies. In addition, the results of these stress tests and our desire to reduce loss volatility inform our CRT strategy, including traditional reinsurance and MILNs.

Customer Qualification

Customers applying for a new master policy undergo a process that reviews their business and financial profile, licensing, management experience and track record of originating quality mortgages. Customers applying for delegated underwriting authority receive training and are reviewed on initial and ongoing submissions for compliance to our guidelines.

Policy Acquisition

Loans delivered to us for insurance must meet our underwriting and eligibility guidelines. Our underwriting principles require borrowers to have a verified capacity and willingness to support the obligation and a well-supported valuation of the collateral. Loans are underwritten on either a delegated or non-delegated basis, but all loans pass through our eligibility rules engine to screen out those outside of our guidelines. We regularly monitor national and local market conditions, the performance of our products, and the performance of our customers against our expectations for mix and profitability. We adjust our underwriting, pricing, and risk selection strategies on a regular basis to ensure that our products remain competitive and consistent with our risk and profitability objectives.

Quality Assurance

We have an independent quality assurance function that conducts pre- and post-closing underwriting reviews. We review statistically significant samples of loan files from individual customers and across our delegated and non-delegated underwriting channels to identify adverse trends and provide our underwriters and customers with timely feedback and training that fosters high quality loan production. Within our delegated channel, the frequency of our lender specific reviews is directly related to an account’s activity, that is larger accounts will receive more frequent reviews. The results of these reviews also allow for adjustments to underwriting processes and credit policy. Finally, our quality assurance team conducts independent reviews on key operational processes and critically important vendor activities.

Portfolio Management

We regularly monitor the characteristics and performance of our overall mortgage insurance portfolio. We monitor concentrations across a range of metrics including lender, geography, and policy year. Through stress testing, we evaluate the performance of the portfolio and identify risks to our strategic plan caused by its makeup in adverse economic scenarios. We also monitor performance against expected loss development from time of origination. Variations identified by product, performance, geography or otherwise inform adjustments to our guidelines and pricing strategies.

Business Continuity

We have a robust business continuity program to prepare for and manage through business interruptions. Maintenance and execution of our plan is led by a crisis management leader reporting to our Chief Risk Officer. We update our plan no less than annually to accommodate changes in business processes and third-party providers and test the plan regularly through tabletop exercises. In the fourth quarter of 2019, we tested our plan against a pandemic scenario. We implemented a business continuity plan in response to COVID-19 and employees have been successfully working from home since March 2020 and will continue to work from home until at least January 1, 2021. See “Risk Factors—Risks Relating to Our Business—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic,” for a discussion on the COVID-19 virus. We have used a decentralized team of underwriters and other key functional employees for many years and all employees are capable and equipped to work remotely so that we can continue providing service to our customers through prolonged absences from the office.

Underwriting

We establish and maintain underwriting guidelines based on our risk appetite. We require borrowers to have a verified capacity and willingness to support their obligation and a well-supported valuation of the collateral. Our underwriting guidelines incorporate credit eligibility requirements that, among other things, limit our coverage to mortgages that meet our thresholds with respect to borrower FICO scores, maximum LTVs, documentation requirements and maximum DTI Ratio.

At present, our underwriting guidelines are largely consistent with those of the GSEs. Many of our customers use the GSEs’ automated loan underwriting systems, Desktop Underwriter and Loan Product Advisor, for making credit determinations. We generally accept the underwriting decisions and documentation requirements made by GSEs’ underwriting systems, subject to our review as well as certain limitations and requirements.

Over the past few years, more customers have requested expedited underwriting services. To meet customer demand, we invested in technologies, automation, data science and analytics to develop our proprietary mortgage insurance underwriting system. Our mortgage insurance underwriting system enables the capability to meet customer demand in a timely manner without sacrificing the accuracy of our underwriting decisions. Specifically, it has contributed to a substantial increase in our underwriters’ productivity, more than doubling the number of loans our underwriters have processed on a daily basis since 2015, while remaining within our quality control tolerances. We believe our mortgage insurance underwriting system also differentiates us from the competition by allowing us to efficiently provide customized turn times from submission of a loan package to an underwriting decision for our customers and perform fee-based contract underwriting services. Our underwriting service was recognized “best-in-class” in each of 2016, 2017 and 2018 pursuant to a blind survey each year of 400 mortgage lenders, including a variety of lending institutions and professionals at those institutions.

Our policies are issued through one of two underwriting programs:

Non-Delegated Underwriting

For non-delegated underwriting, customers submit loan files to us and we individually underwrite each application to determine whether we will insure the loan. We use our mortgage insurance underwriting system to perform our non-delegated underwriting evaluations. Our underwriting staff is dispersed throughout the United States and we believe this allows us to make prompt, geographically-based underwriting determinations across different time zones in a timely manner to best serve our diverse customer base. In addition to our employees, we use domestically based, contract underwriters, as needed, to assist with underwriting capacity and drive efficiency.

Delegated Underwriting

We delegate to eligible lender customers the ability to underwrite mortgage insurance based on our delegated underwriting guidelines. To perform delegated underwriting, customers must be approved by our risk management group. Some customers prefer to assume underwriting responsibility because it is more efficient within their loan origination process and they are comfortable attesting that the data submitted is true and correct when making our insurance decision. We regularly perform quality assurance reviews on a statistically significant sample of delegated loans to assess compliance with our guidelines.

We also offer a post-closing underwriting review when requested by customers for both non-delegated and delegated loans. Upon satisfactory completion of this review, we agree to waive our right to rescind coverage under certain circumstances. In 2019, approximately 63% of our NIW by loan count went through one of our non-delegated underwriting services or quality assurance reviews, compared to 54% of our NIW by loan count in 2018.

Pricing

Pricing is highly competitive in the mortgage insurance industry, with industry participants competing for market share, customer relationships and overall value. Recent pricing trends have introduced an increasing number of loan, borrower, lender and property attributes, resulting in expanded granularity in pricing regimes and a shift from traditional published rate cards to dynamic pricing engines that better align price and risk. Our risk-based pricing engine, GenRATE, was developed using One Analytical Framework, which evaluates returns and volatility under both the PMIERs capital framework and our internal economic capital framework, which is sensitive to economic cycles and current housing market conditions. The model assesses the performance of new business under expected and stress scenarios on an individualized loan basis, which is used to determine pricing and inform our risk selection strategy that optimizes economic value by balancing return and volatility. Additionally, as a result of the current macroeconomic environment and COVID-19 pandemic, we have implemented pricing changes that we believe align our risk and return profile.

Our policy has been to set and charge premium rates commensurate with the underlying risk of each loan we insure. GenRATE, however, provides us with a more flexible, granular and analytical approach to selecting and pricing risk. Using GenRATE, we can quickly change price to modify our risk selection levels, respond to industry pricing trends or adjust to changing economic conditions.

Credit Risk Transfer

Our risk management framework and analytics inform our CRT strategy, which is designed to reduce the loss volatility of our in-force portfolio during stress scenarios by transferring risk from our balance sheet to highly rated counterparties or to investors through collateralized transactions. Our CRT program also provides capital relief under PMIERs and state insurance RTC requirements. In normal market conditions, we believe our CRT program also enhances our return profile. Given the volatility protection, and capital relief at attractive terms, CRT has helped transform our business model from a “buy and hold” strategy to an “acquire, distribute and manage” approach. We believe our CRT program is a material component of our strategy and helps to protect future business performance and stockholder capital under stress scenarios.

Our CRT program distributes risk to both highly-rated counterparties through our traditional reinsurance program, as well as to MILN investors via fully collateralized special purpose reinsurance vehicles. To-date, each of our individual book year transactions have been structured as XOL coverage where both the attachment and detachment points of the ceded risk tier are within the PMIERs capital requirements at inception, providing both loss volatility protection and PMIERs capital credit. Each reinsurance treaty has a term of ten years and provides a unilateral right to commute prior to the full term, subject to certain performance triggers. We select the type and structure of our CRT transactions based on a variety of factors including, but not limited to, capacity, cost, flexibility, sustainability and diversification. Since 2015, we have executed over $2.1 billion of CRT transactions across both traditional reinsurance arrangements and MILN transactions. As of June 30, 2020, approximately 91% of our RIF insurance is covered under our current CRT program, and we expect to begin transferring losses at an approximate 30% lifetime book year loss ratio and extend up to an approximate 70% lifetime book year loss ratio for our 2016 to 2020 books, depending on our co-participation level within the reinsurance tier for any book year.

Through our traditional reinsurance program, we have executed $1.8 billion of XOL reinsurance coverage with highly rated reinsurers covering the 2009 to 2020 book years. We also completed a XOL reinsurance transaction in July 2020 covering a portion of the loss tier on subject loans written between the 2009 and 2019 book years, which provides additional capital flexibility of up to $300 million additional PMIERs capital credit and loss volatility protection in response to expected higher delinquency rates from COVID-19. The Company’s traditional reinsurance coverage is provided by a panel of reinsurance partners each currently rated “A-” or better by Standard & Poor’s or A.M. Best Company, Inc. These reinsurers are contractually required to collateralize a portion (typically 20 to 30%) of the reinsurance exposures consistent with PMIERs.

In 2019, we initiated our inaugural MILN transaction with Triangle Re 2019-1 Ltd. (“Triangle Re”), providing $303 million of fully collateralized XOL protection. This transaction provides coverage on a portfolio of existing mortgage insurance policies written from January 2019 through September 2019. The XOL reinsurance coverage is fully collateralized through a reinsurance trust agreement, which provides that the trust assets may only be invested in (i) money market funds; (ii) Treasury Department securities; and (iii) uninvested cash. Triangle Re financed the reinsurance coverage by issuing MILNs in an aggregate amount of $303 million to unaffiliated investors. The notes are non-recourse to us and our affiliates. See Note 6 to our audited consolidated financial statements and our unaudited condensed consolidated financial statements for further information. CRT transactions, including the transaction with Triangle Re discussed above, provided an aggregate of approximately $1,043 million of PMIERs capital credit as of June 30, 2020. Going forward, we plan to continue our “acquire, distribute and manage” programmatic approach to capital and risk management utilizing a combination of traditional reinsurance and MILNs, dependent upon market and other factors.

As depicted in the graphic below, our traditional reinsurance agreements and MILN transaction have been structured as XOL transactions where the Company retains the first loss position, the reinsurer or reinsurance trust account, as applicable, takes the second loss position, and the Company retains the remaining exposure above the reinsured tier. Within the reinsured tier, the Company co-participates in any losses under the terms of the traditional reinsurance agreement or MILN offering, as applicable.

(1)	Dollars in millions, unless stated otherwise.
(2)	2019 First loss retention based on MILN attachment.
(3)	2020 XOL covers full year 2020 production. Figures shown as of June 30, 2020.

Delinquencies, Loss Management, and Claims

The delinquency and claim cycle generally begins with our receipt of a delinquency notice on an insured loan from the related servicer. We consider a loan to be delinquent when it is two or more mortgage payments past due. The incidence of delinquency is affected by a variety of factors, including housing price appreciation or depreciation, unemployment, the level of borrower income, divorce, illness, interest rate levels, general borrower creditworthiness and macroeconomic conditions, including the impact of pandemics such as COVID-19. See “Risk Factors—Risks Relating to Our Business—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic” and “—A deterioration in economic conditions or a decline in home prices may adversely affect our loss experience.” Delinquencies that are not cured result in a claim. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for a table setting forth the number of loans insured, the number of delinquent loans and the delinquency rate for business as of June 30, 2020.

Loans insured and originated since 2009 have experienced lower delinquency rates due to home price appreciation, low unemployment, the CFPB ATR Requirement and the QM Rule. The table below sets forth delinquency rates for each of our legacy books and newer books from 2009 through the present. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Delinquent loans and claims” for tables setting forth more details about our delinquency rates as of the dates indicated.

	As of June 30 2020		As of June 30, 2019		As of December 31, 2019		As of December 31, 2018
	# of Defaults	Delinquency Rate	# of Defaults	Delinquency Rate	# of Defaults	Delinquency Rate	# of Defaults	Delinquency Rate
2008 and prior	12,017	13.67%	9,317	8.42%	8,848	9.01%	11,098	9.11%
2009-2019	41,570	5.14%	5,910	0.85%	7,544	1.00%	5,762	0.89%

Total	53,587	5.98%	15,227	1.88%	16,392	1.93%	16,860	2.18%

Our loss mitigation and claims area is led by seasoned personnel who are supported by default tracking and claims processing capabilities within our integrated platform. Our loss mitigation staff is also actively engaged with the GSEs and servicers regarding appropriate servicing and loss mitigation practices. We have granted loss mitigation delegation to the GSEs and servicers, whereby they perform certain loss mitigation efforts on our behalf. Moreover, the CFPB servicing rule obligates servicers to engage in early intervention and loss mitigation efforts with a borrower prior to foreclosure. These efforts have traditionally involved loan modifications intended to enable qualified borrowers to make restructured loan payments or efforts to sell the property, thereby potentially reducing claim amounts.

Our goal is to keep borrowers in their homes. If a loan becomes delinquent, we work closely with customers, investors and servicers to attempt to cure the delinquency and allow the homeowner to retain ownership of their property.

Claims result from delinquencies that are not cured, or from losses on short sales, other third-party sales or deeds-in-lieu of foreclosure that we approve. Various factors affect the frequency and severity of claims, including LTV at the time of foreclosure, size and coverage percentage of a loan, property values, employment levels and interest rates.

Under the terms of our primary insurance master policy, customers are required to file claims within 60 days of the earliest of (i) the date they have acquired title to the underlying property (typically through foreclosure),

(ii) the date of an approved short sale or other third party sale of the underlying property or (iii) the date a request is made by us to file a claim.

Upon review and determination that a claim is valid, we generally have the following three settlement options:

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Percentage option—determined by multiplying the claim amount by the applicable coverage percentage, with the customer retaining title to the property. The claim amount generally consists of the unpaid loan principal as of the date of default, plus delinquent interest and certain expenses associated with the default;

•	Third-party sale option—pay the amount of the claim required to make the customer whole, commonly referred to as the “actual loss amount,” following an approved sale; or

•	Acquisition option—pay the full claim amount and acquire title to the property.

In 2019 and the first half of 2020, we settled approximately half our claims through the third-party sale or acquisition options due to continued home price appreciation and low unemployment.

Claim activity is not evenly spread across the coverage period of loans we insure. The frequency of delinquencies may not correlate directly with the number of claims received because the rate at which delinquencies are cured is influenced by borrowers’ financial resources and circumstances, as well as regional economic differences. For those loans that fail to cure, whether delinquency leads to a claim principally depends upon the borrower’s equity at the time of delinquency and the borrower’s or the insured’s ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage loan. See “Regulation—Other Federal Regulation—Mortgage Servicing Rules.”

When claim notices are received, we review loan and servicing files to determine the appropriateness of a claim amount. Failure to deliver required documentation or our review of such documentation may result in rescission, cancellation or claims denial. Our insurance policies provide that we can reduce or deny claims if the servicer does not materially comply with its obligations under our policies, including the requirement to pursue reasonable loss mitigation actions. We also periodically receive claim notices that request coverage for costs and expenses associated with items not covered under our policies, such as losses resulting from property damage to a covered home. We actively review claim notices to ensure we pay only for covered expenses. We deem a reduction in the claim amount paid relative to the amount requested in the claim notice to be a curtailment.

When reviewing loan and servicing files in connection with the delinquency or claims process, we may also decide to rescind coverage of the underlying mortgages or deny payment of claims. Our ability to rescind coverage is limited by the terms of our master policies. We may rescind coverage in situations where, among other things, (i) fraudulent misrepresentations were made or materially inaccurate information was provided regarding a borrower’s income, debts, intention to occupy a property or property value or (ii) a loan was originated in material violation of our underwriting guidelines.

We will consider an insured’s appeal of our decision and, if we agree with the appeal, we take the necessary steps to reinstate our insurance coverage and reactivate the loan certificate or otherwise address the issues raised in the appeal. If the parties are unable to agree on the outcome of the appeal, the insured may choose to pursue arbitration or litigation under the terms of the applicable master policy and challenge the results. Subject to applicable limitations in our policies and State law, legal challenges to our actions may be brought several years after we dispose of a claim.

From time to time, we enter into agreements with policyholders to accelerate claims and negotiate an agreed-upon payment amount for claims on an identified group of delinquent loans. In exchange for our accelerated claim payment, mortgage insurance is canceled, and we are discharged from any further liability on the identified loans.

Information Technology

We develop and invest in technology in order to drive operational excellence, ensure a superior customer experience and support our overall business objectives. Our business heavily relies upon information technology and a number of critical aspects are highly automated. We accept insurance applications, issue approvals, process claims and reconcile premium remittance through electronic submission. In order to facilitate these processes, we have established direct connections to the origination and servicing systems of many of our customers and servicers so that our customers can select our mortgage insurance products and communicate with us directly from within their own system architecture. We also provide our customers secure access to our web-based portals to facilitate transactions and provide customers with access to their account information.

We have made a number of strategic investments in our technology infrastructure, including our:

•	Proprietary underwriting platform, GENie;

•	Lender and servicer integration capabilities;

•	Proprietary risk modeling platform, One Analytical Framework;

•	Business rules engine that automatically enforces our eligibility guidelines and pricing rules;

•	Management and portfolio reporting capabilities; and

•	Award-winning rate quote and ordering website.

We are regularly upgrading and enhancing our systems and technology, with an eye towards expanding our capabilities, improving productivity and enhancing our customer experience, including:

•	Policy administration, billing, delinquency, and claims processes and systems;

•	Enhancing the speed and efficiency of our pricing and auto-decisioning capabilities;

•	Ensuring optimal integration capabilities to our customers’ loan origination and mortgage insurance ordering processes; and

•	Artificial intelligence and machine learning in the areas of risk and portfolio management.

We have also implemented an overarching technology strategy that utilizes Cloud, Software as a Service, commercial software, and in some cases proprietary technology to provide scalability, flexibility and an enhanced security posture. Technology costs are managed by the continued automation of key business processes, reducing our application portfolio and using contract employees to scale resource capacity as needed. We also have a dedicated “AI, Innovation & Automation” team to help ensure that we focus on using the latest technologies to further automate our business and differentiate our products and services.

Cybersecurity

We employ a multi-layered approach to data security and data privacy. This approach begins with our robust information security program, which is based on National Institute of Standards and Technology, 800-53. Our program prescribes policies and standards that delineate requirements for the implementation and on-going maintenance of our information systems as well as security responsibilities for all personnel. We review these policies and standards annually and update as needed. We take steps to ensure that all information security policies are maintained and enforced and that all personnel are educated on their responsibilities. We maintain a “defense-in-depth” model, which employs multiple layers of protection for the entire company. Among other things, we perform external and internal risk assessments, penetration testing, vulnerability scanning, secure code development, and monthly security awareness training (including phishing awareness tests) for all personnel. The chief information officer and chief information security officer, together with our compliance organization, among others, ensure the requirements of our information security program satisfy applicable legal and regulatory requirements.

Investment Portfolio

After this offering, we expect oversight and management of our investment portfolio and compliance with our investment policy will continue to be delegated by our board of directors to our Parent’s investment committee and chief investment officer. In addition, for certain asset classes, we utilize external asset management. In the future, we may choose to more broadly engage external asset managers. Our senior management team along with our board of directors review investment performance and strategy on a periodic basis. As of June 30, 2020, the fair value of our investment portfolio was $4.4 billion of fixed maturity assets, of which 97% was rated as investment grade. We also had an additional $418.6 million of cash and cash equivalents as of June 30, 2020. The primary objectives of managing the investment portfolio are to preserve capital, generate investment income and maintain sufficient liquidity to cover our operating expenses and pay future insurance claims. Investment strategies are implemented emphasizing fixed income, low volatility, highly liquid assets to meet expected and unexpected financial obligations while enhancing risk adjusted, after-tax yields. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investment Portfolio.”

Our board approved investment policy utilizes defined investment guidelines such as, but not limited to, asset sector, single issuer concentration, and credit ratings to ensure compliance with risk management limits, regulatory requirements, and applicable laws. Further, the policy seeks to restrict assets correlated with the residential mortgage market. Asset class mix and risks are regularly evaluated in the context of current and future capital market conditions, liability profiles, and return objectives. The investment portfolio is regularly stress tested to evaluate its ability to meet unexpected liquidity needs due to elevated liabilities. Our investment policies and strategies are subject to change depending on regulatory, economic and market conditions, as well as our prevailing operating objectives; however, we have made no changes to our investment strategies as a result of COVID-19.

For more information regarding our investment portfolio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations and Key Metrics—Investment Portfolio.”

Properties

We are currently leasing our home office in Raleigh, North Carolina, which consists of approximately 130,000 square feet. The lease is set to expire on December 31, 2027. Additionally, we lease a second office in Washington, D.C. consisting of approximately 2,022 square feet. That lease is set to expire on November 12, 2022. We believe our current facilities are adequate for our current needs and that suitable additional or alternative space will be available as and when needed.

Employees

As of December 31, 2019, we had approximately 525 full-time employees, all of whom work in the United States. Of those employees, 57% are located in our Raleigh, North Carolina office and the remaining 43% are in the field, predominantly working in sales and underwriting. We supplement our workforce, as needed, with independent contractors. Our employees and contractors are equipped to work on a remote basis. None of our employees are represented by a union or subject to a collective servicing agreement and management believes that our relationship with our employees is good.

Legal Proceedings

We are not subject to any pending material legal proceedings.

REGULATION

General

Our insurance operations are generally subject to extensive oversight and a wide variety of laws and regulations. State insurance laws and regulations govern most aspects of our insurance business, and are enforced by the insurance departments of each jurisdiction in which our insurers are licensed, with the NCDOI being the lead regulator for our North Carolina domiciled insurers. Our insurance products and business also are affected by federal, state and local laws, including tax laws.

The primary purpose of the state insurance laws and regulations regulating our insurance business is to protect our insureds, not our stockholders. These laws and regulations are regularly re-examined by state regulators and any changes to these laws or new laws may be more restrictive or otherwise adversely affect our operations.

Insurance and other regulatory authorities (including state law enforcement agencies and attorneys general) may make inquiries regarding compliance with insurance, securities and other laws and regulations, and we cooperate with such inquiries and take corrective action when warranted.

United States Insurance Regulation

Our insurance subsidiaries are licensed and regulated in all jurisdictions in which they conduct insurance business. The extent of this regulation varies, but state insurance laws and regulations generally grant both broad and specific regulatory powers to agencies or officials to examine the affairs of our insurance subsidiaries and to enforce statutes and administrative rules or exercise discretion affecting almost every aspect of their businesses. For example, state insurance laws and regulations typically govern the financial condition of insurers, including standards for solvency, types and concentrations of permissible investments, establishment and maintenance of reserves, credit for reinsurance, requirements for capital adequacy, and the business conduct of insurers, including marketing, sales practices, and claims handling. State insurance laws and regulations also usually require the licensing of insurers and agents, and the approval of policy forms and rates. In addition, states may require actuarial justification of rates on the basis of the insurer’s loss experience, expenses and future projections.

Mortgage guaranty insurance premium rates and policy forms are subject to regulation in every jurisdiction in which our insurance subsidiaries are licensed to transact business in order to protect policyholders against the adverse effects of excessive, inadequate or unfairly discriminatory rates. In most jurisdictions, premium rates and policy forms must be filed prior to their use. In some states, such rates and forms must also be approved prior to use. Changes in premium rates are often subject to justification, generally on the basis of loss experience, expenses and future trend analysis. In addition, jurisdictions may consider general default experience in the mortgage insurance industry in assessing the premium rates charged by mortgage guaranty insurers. The state insurance laws and regulations of general applicability, along with certain additional state insurance laws and regulations that are applicable specifically to mortgage guaranty insurers, are described below.

Insurance Holding Company Regulation

Certain of our insurance subsidiaries are subject to the Insurance Holding Company Act in North Carolina and are required to furnish various types of information concerning the operations of, and the interrelationships and transactions among, companies within our holding company system that may affect the operations, management or financial condition of the insurers within such holding company system. Under state insurance laws and regulations, our insurance subsidiaries must file reports, including detailed annual and quarterly financial statements, with the insurance regulator in North Carolina and the NAIC, and our operations and accounts are subject to periodic or target examination by any insurance regulator of a jurisdiction in which we conduct business. Mortgage guaranty insurers generally are limited by state insurance laws and regulations to directly writing only mortgage guaranty insurance business to the exclusion of other types of insurance.

State insurance laws and regulations also regulate transactions between insurers and their affiliates, sometimes mandating prior notice to the regulator and/or regulatory approval. Generally, state insurance laws and regulations require that all transactions between an insurer and an affiliate be fair and reasonable, and that the insurer’s statutory surplus following such transaction be reasonable in relation to its outstanding liabilities and adequate to its financial needs. Certain transactions may not be entered into unless the applicable regulator is given 30 days’ prior notification and does not disapprove the transaction during such 30-day period.

State insurance laws and regulations also require that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Finally, most jurisdictions have adopted insurance laws or regulations setting forth detailed requirements for cost sharing and management agreements between an insurer and its affiliates.

State insurance laws and regulations require that a person obtain the approval of the insurance commissioner of an insurer’s domiciliary jurisdiction prior to acquiring control of such insurer. Control of an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer or any parent entity; although such presumption may be rebutted. In considering an application to acquire control of an insurer, the insurance commissioner generally considers factors such as the experience, competence and financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management and operation of the insurer, and any anti-competitive results that may arise from the acquisition. Most jurisdictions also now require a person seeking to acquire control of an insurer licensed but not domiciled in that jurisdiction to make a filing prior to completing an acquisition if the acquirer and its affiliates and the target insurer and its affiliates have specified market shares in the same lines of insurance in that jurisdiction. These provisions may not require acquisition approval but can lead to imposition of conditions on an acquisition that could delay or prevent its consummation. In certain situations, state insurance laws and regulations also require that a controlling person of an insurer submit prior notice to the insurer’s domiciliary insurance regulator of a divestiture of control. Similarly, with respect to our contract underwriting entity, Genworth Financial Services, Inc., prior approval from state banking commissioners is required in some jurisdictions prior to acquiring control of our contract underwriting entity, which is licensed or has an approved license exemption in most states.

Our insurance subsidiaries’ payment of dividends or other distributions to our holding company is regulated by the state insurance laws and regulations of their respective domiciliary states. Our insurance subsidiaries may pay dividends only from unassigned surplus; payments made from sources other than unassigned surplus are categorized as distributions. An ordinary or “extraordinary” dividend may not be paid until 30 days after the Commissioner has received notice of the declaration thereof and (i) has not within that period disapproved the payment or (ii) has approved the payment within the 30-day period. Any distribution, regardless of amount, requires that same 30-day notice to the Commissioner but also requires the Commissioner’s affirmative approval before being paid.

An “extraordinary” dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of: (i) 10% of the insurer’s statutory surplus as of the immediately prior year end; or (ii) the statutory net income (loss) during the prior calendar year.

In addition, insurance regulators may prohibit the payment of ordinary dividends or other payments by our insurers (such as a payment for employment or other services) if they determine that such payment could be adverse to our policyholders or would not be fair and reasonable to the insurer.

NAIC

The NAIC is an organization, the mandate of which is to benefit state insurance regulatory authorities and consumers by promulgating model insurance laws and regulations for adoption by the states. The NAIC also provides standardized insurance industry accounting and reporting guidance through the NAIC Accounting Manual. However, model insurance laws and regulations are only effective when adopted by the states, and SAP continue to be established by individual state laws, regulations and permitted practices. Changes to the NAIC Accounting Manual or modifications by the various state insurance departments may affect the statutory capital and surplus of our insurance subsidiaries.

The NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”). The ORSA Model Act requires an insurance holding company system’s chief risk officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report (the “ORSA Report”). The ORSA Report is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. Most states, including North Carolina have adopted the ORSA Model Act. Under the ORSA Model Act, our insurance subsidiaries are required to:

•	regularly, no less than annually, assess the adequacy of our insurance subsidiaries’ risk management framework, and current and estimated projected future solvency position;

•	internally document the process and results of the assessment; and

•

provide a confidential high-level ORSA Report annually to the lead state commissioner if the insurer is a member of an insurance group and make such report available, upon request, to other domiciliary state regulators within the holding company group.

The NAIC has adopted several model laws and regulations as part of its now completed Solvency Modernization Initiative. For example, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and the Corporate Governance Annual Disclosure Model Regulation (the “Corporate Governance Model Act and Regulation”), that would require insurers to disclose detailed information regarding their governance practices. The Corporate Governance Annual Disclosure Model Act (as opposed to the corresponding regulation) has been adopted in North Carolina. In addition, the NAIC adopted amendments to the insurance holding company model act and regulations (the “NAIC Holding Company Amendments”) that would authorize United States regulators to, among other items, lead or participate in the group-wide supervision of certain international insurance groups. North Carolina has adopted a version of the NAIC Holding Company Amendments.

Examinations

State insurance laws and regulations govern the marketplace for insurers, affecting the form and content of disclosure to insureds, advertising, sales and underwriting practices and complaint and claims handling, and these provisions are generally enforced through periodic or target market conduct examinations. State insurance departments may conduct periodic or target detailed examinations of the books, records, accounts and business practices of insurers licensed in their states. These examinations are sometimes conducted in cooperation with insurance departments of multiple other states or jurisdictions representing each of the NAIC zones, under guidelines promulgated by the NAIC.

Past regulatory examinations and inquiries have not resulted, and are not expected to result, in a material adverse effect on us or our insurance subsidiaries’ financial position or results of operations. The most recent financial examination report of GMICO completed by the NCDOI was issued in January 2018 covering the period of January 2, 2012 through December 31, 2016 and any material transactions and events subsequent to the examination date and noted during the course of the exam. The examination report is available to the public.

Accounting Principles

State insurance regulators developed SAP as a basis of accounting used to monitor and regulate the solvency of insurers. Since insurance regulators are primarily concerned with ensuring an insurer’s ability to pay its current and future obligations to policyholders, statutory accounting conservatively values the assets and liabilities of insurers, generally in accordance with standards specified by such insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and are generally adopted by regulators in the various state jurisdictions. Due to differences in methodology between SAP and GAAP, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP are often materially different from those reflected in financial statements prepared under SAP.

Market Conduct

State insurance laws and regulations govern the marketplace activities of insurers, affecting the form and content of disclosure to consumers, advertising, product replacement, sales and underwriting practices, and complaint and claims handling, and these provisions are generally enforced through periodic market conduct examinations. Our insurance subsidiaries are not currently undergoing market conduct reviews in any states.

Investments

State insurance laws and regulations require diversification of our insurance subsidiaries’ investment portfolio and limit the proportion of, or in some cases totally prohibit, investments our insurance subsidiaries may hold in different asset categories. Assets invested contrary to such regulatory limitations must be treated as non-admitted assets for assessing an insurer’s solvency unless a waiver is given by the insurer’s domestic insurance regulator, and, in some instances, regulations require divestiture of such non-complying investments. We believe our insurance subsidiaries’ investments are in compliance with these state insurance laws and regulations or are subject to any applicable waivers.

Capital and Surplus Requirements

Insurance regulators have the discretionary authority, in connection with maintaining the licensing of our insurance subsidiaries, to limit or restrict insurers from issuing new policies, or to take other actions, if, in the regulators’ judgment, the insurer is not maintaining a sufficient amount of surplus or reserves, or is in a hazardous financial condition. We seek to maintain new business and capital management strategies to support meeting related regulatory requirements.

Mortgage Guaranty Insurance Capital and Surplus Requirements. Mortgage guaranty insurers are not subject to the NAIC’s RBC requirements but certain states impose other forms of capital requirements on mortgage guaranty insurers, requiring maintenance of a RTC ratio not to exceed 25:1. Policyholder position is defined as surplus as regards policyholders plus contingency reserves, less ceded reinsurance. In this prospectus, we show policyholder position as statutory capital. We had a combined RTC ratio of approximately 12.0:1 and 12.2:1 as of June 30, 2020 and December 31, 2019, respectively. The current regulatory framework of the NCDOI used to calculate our RTC ratio differs from the capital requirements of the GSEs. See “—Agency Qualification Requirements.”

The NAIC is in the process of reviewing the minimum capital and surplus requirements for mortgage insurers and considering changes to the MGI Model, revisions to Statement of Statutory Accounting Principles No. 58—Mortgage Guaranty Insurance and the development of a mortgage guaranty supplemental filing. In December 2019, a working group of state regulators released exposure drafts of the revised MGI Model, including new proposed mortgage guaranty insurance capital requirements for mortgage insurers. The process for developing this framework is ongoing, and the outcome of this process remains uncertain. At this time, we cannot predict (i) the outcome of this process; (ii) which states, if any, may adopt the MGI Model; (iii) the effect changes, if any, will have on the mortgage guaranty insurance market generally, or on our business specifically; (iv) the additional costs associated with compliance with any such changes; or (v) any changes to our operations that may be necessary to comply, any of which could have a material adverse effect on our business, results of operations and financial condition. We also cannot predict whether other regulatory initiatives will be adopted and what impact, if any, such initiatives, if adopted as laws, may have on our business, results of operations and financial condition.

Group Capital Requirements. The NAIC and international insurance regulators, including the International Association of Insurance Supervisors (“IAIS”), are continuing to develop group capital standards. Likewise, United States state insurance regulators have expressed a need for the development of a group capital calculation as an additional solvency evaluation. See “Risk Factors—Risks Relating to Regulatory Matters—We are subject to minimum statutory capital requirements that, if not met or waived, would result in restrictions or prohibitions on our doing business and could have a material adverse impact on our business, results of operations and financial condition.”

The IAIS has been developing a risk-based global insurance capital standard (“ICS”) based upon 10 key principles, which will apply to internationally active insurance groups. While we currently only write in the United States, we are part of the broader group of insurance companies of our Parent. The IAIS adopted a revised version of the ICS in 2019 and will begin a five-year monitoring period in 2020 prior to final implementation. It is unclear how the development of group capital measures by the NAIC and IAIS will interact with existing capital requirements for insurance companies in the United States and with international capital standards. It is possible that the broader Genworth group may be required to hold additional capital as a result of these developments.

Reserves

State insurance laws and regulations require our insurance subsidiaries to establish a special statutory contingency reserve reflected in their statutory financial statements to provide for payable claims and other expenses and purposes in the event of significant economic declines. Annual additions to the statutory contingency reserve must equal 50% of net earned premiums as defined by state insurance laws and regulations. These contingency reserves generally are held until the earlier of (i) 10 years after which such amounts can be released into surplus or (ii) when loss ratios exceed 35% in which case, the amount above 35% can be released under certain circumstances, although regulators have granted discretionary releases from time to time. However, approval by the NCDOI is required for contingency reserve releases when loss ratios exceed 35%. The establishment of the statutory contingency reserve is funded by premiums that would otherwise generate net earnings that would be reflected in policyholder surplus. This deferral of premiums into the contingency reserve limits our insurance subsidiaries’ ability to pay dividends to stockholders until those contingency reserves are released back into surplus. Our insurance subsidiaries’ statutory contingency reserve was approximately $2,277 million and $2,032 million as of June 30, 2020 and December 31, 2019, respectively.

Dodd-Frank Act and Other Federal Initiatives

Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. From time to time, federal measures are proposed that may significantly affect the insurance business. These areas include financial services regulation, securities regulation, derivatives regulation, pension regulation, money laundering, privacy regulation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed in recent years.

The Dodd-Frank Act made extensive changes to the laws regulating financial services firms and required various federal agencies to adopt a broad range of new implementing rules and regulations, many of which have taken effect, but others still remain to be adopted or become effective.

The Dodd-Frank Act prohibits a creditor from making a residential mortgage loan unless the creditor makes a reasonable and good faith determination that, at the time the loan is consummated, the consumer has a reasonable ability to repay the loan. In addition, the Dodd-Frank Act created the CFPB, which regulates certain aspects of the offering and provision of consumer financial products or services but not the business of insurance. Certain rules established by the CFPB require mortgage lenders to demonstrate that they have effectively considered the consumer’s ability to repay a mortgage loan, establish when a mortgage may be classified as a QM and determine when a lender is eligible for a safe harbor or rebuttable presumption that the lender has complied with the ability-to-repay requirements.

The Dodd-Frank Act also established a Financial Stability Oversight Council (“FSOC”), which is authorized to subject non-bank financial companies, which may include insurance companies, deemed systemically significant to stricter prudential standards and other requirements and to subject such companies to a special orderly liquidation process outside the federal Bankruptcy Code, administered by the FDIC. We have not been, nor do we believe we will be, designated as systemically significant by FSOC. FSOC’s potential recommendation of measures to address systemic financial risk could affect our insurance operations. A future determination that we are systemically significant could impose significant burdens on us, impact the way we conduct our business, increase compliance costs, duplicate state regulation and result in a competitive disadvantage.

The Dodd-Frank Act established a Federal Insurance Office (“FIO”) within the Treasury Department. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office performs various functions with respect to insurance, including serving as a non-voting member of the FSOC and making recommendations to the FSOC regarding insurers to be designated for more stringent regulation.

On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (“Reform Act”) was signed into law. Instead of repealing the Dodd-Frank Act, the Reform Act focused largely on providing relief for smaller banking institutions with total assets below $10 billion and re-defining asset thresholds at which enhanced prudential standards apply. The Reform Act also directs the Director of FIO and the Board of Governors of the Federal Reserve to support increased transparency at global insurance or international standard-setting regulatory or supervisory forums, and to achieve consensus positions with the states through the NAIC prior to taking a position on any insurance proposal by a global insurance regulatory or supervisory forum. We cannot predict the requirements of all of the regulations adopted under the Dodd-Frank Act or the Reform Act, the effect such legislation or regulations will have on financial markets generally, or on our business specifically, the additional costs associated with compliance with such regulations or legislation, or any changes to our operations that may be necessary to comply with the Dodd-Frank Act and the regulations thereunder, any of which could have a material adverse effect on our business, results of operations, cash flows or financial condition. We also cannot predict whether other federal initiatives will be adopted or what impact, if any, such initiatives, if adopted as laws, may have on our business, financial condition or results of operations.

Agency Qualification Requirements

As the largest purchasers of conventional mortgage loans, and therefore, the main beneficiaries of private mortgage insurance, the GSEs impose eligibility requirements that private mortgage insurers must satisfy in order to be approved to insure loans purchased by the GSEs. The PMIERs originally became effective on December 31, 2015. On September 27, 2018, the GSEs issued revisions to the PMIERs, which became effective March 31, 2019. The PMIERs aim to ensure that approved insurers will possess the financial and operational capacity to serve as strong counterparties to the GSEs throughout various market conditions. The PMIERs are comprehensive, covering virtually all aspects of the business and operations of a private mortgage insurer of GSE loans, including internal risk management and quality controls, the relationship between the GSEs and the approved insurer and the approved insurer’s financial condition. The PMIERs contain extensive requirements related to the conduct and operations of our mortgage insurance business, including operational requirements in areas such as claim processing, loss mitigation, document retention, underwriting, quality control, reporting and monitoring, among others. In addition, the PMIERs prohibit private mortgage insurers from engaging in certain activities such as insuring loans originated or serviced by an affiliate (except under certain circumstances) and require private mortgage insurers to obtain the prior consent of the GSEs before taking certain actions, which may include entering into various intercompany agreements and commuting or reinsuring risk, among others. As of December 31, 2019 and 2018, we met the PMIERs financial and operational requirements, based in part on our entry into a series of reinsurance transactions, and currently hold a reasonable amount in excess of the financial requirements.

The PMIERs include financial requirements for mortgage insurers under which a mortgage insurer’s “Available Assets” (which are generally only the most liquid assets of an insurer) must meet or exceed “Minimum Required Assets” (which are based on an insurer’s RIF and are calculated from tables of factors with several risk dimensions and are subject to a floor amount) and otherwise generally establish when a mortgage insurer is qualified to issue coverage that will be acceptable to the respective GSE for acquisition of Low-Down Payment Loans. The GSEs may amend or waive PMIERs and have broad discretion to interpret PMIERs.

The operational PMIERs requirements include standards that govern the relationship between the GSEs and approved insurers and are designed to ensure that approved insurers operate under uniform guidelines, such as claim processing timelines. They include quality control requirements that are designed to ensure that approved insurers have a strong internal risk management infrastructure and senior management oversight.

On June 29, 2020, the GSEs issued the PMIERs Amendment. For loans that became non-performing due to a COVID-19 hardship, PMIERs was temporarily amended with respect to each non-performing loan that (i) has an initial missed payment occurring on or after March 1, 2020 and prior to January 1, 2021 or (ii) is subject to a forbearance plan granted in response to a COVID-19 hardship, the terms of which are materially consistent with terms of forbearance plans offered by the GSEs. The risk-based required asset amount factor for the non-performing loan will be the greater of (a) the applicable risk-based required asset amount factor for a performing loan were it not delinquent, and (b) the product of a 0.30 multiplier and the applicable risk-based required asset amount factor for a non-performing loan. In the case of (i), the 0.30 multiplier will be applicable for up to four calendar months from the date of the initial missed payment absent a forbearance plan described in (ii) above. The PMIERs Amendment also imposes temporary capital preservation provisions through March 31, 2021, that require an approved insurer to obtain prior written GSE approval before paying any dividends, pledging or transferring assets to an affiliate or entering into any new, or altering any existing, arrangements under tax sharing and intercompany expense-sharing agreements, even if such insurer has a surplus of available assets. Lastly, the PMIERs Amendment imposes permanent revisions to the risk-based required asset amount factor for non-performing loans for properties located in future FEMA-Declared Major Disaster Areas eligible for individual assistance.

Under PMIERs, we are subject to these operational and financial requirements. Each approved mortgage insurer is required to provide the GSEs with an annual certification and a quarterly report as to its compliance with PMIERs. As of June 30, 2020, we had available assets of $4,218 million against $2,943 million net required assets under PMIERs compared to available assets of $3,811 million against $2,754 million net required assets as of December 31, 2019. The sufficiency as of June 30, 2020 was $1,275 million or 143% above the PMIERs requirements, compared to $1,057 million, or 138% above the PMIERs requirements as of December 31, 2019.

In their respective letters approving credit for reinsurance against PMIERs financial requirements, the GSEs require our mortgage insurance subsidiary to maintain a maximum statutory RTC ratio of 18:1 or they reserve the right to reevaluate the amount of PMIERs credit indicated in their approval letters. Freddie Mac has also imposed additional requirements on our option to commute these reinsurance agreements. Both GSEs reserved the right to periodically review the reinsurance transactions for treatment under PMIERs.

In connection with and subsequent to the offering of our 2025 Senior Notes, we have been engaged in discussions with the GSEs and FHFA to address certain GSE objectives. As part of these discussions, we have committed in principle to initially retain $300 million of the net proceeds from the offering of our 2025 Senior Notes for general corporate purposes, including to pay interest on the 2025 Senior Notes, and for potential capital contributions to support GMICO. We distributed $437 million of the net proceeds to GHI at the closing of the offering of our 2025 Senior Notes. Pursuant to the AXA Settlement, GHI intends to repay or reduce upcoming debt maturities in an amount equal to the net proceeds of the offering of our 2025 Senior Notes (less certain amounts held back to fund interest payments and offering costs and expenses). In addition, GMICO agreed in principle to maintain, effective as of the closing of the offering of our 2025 Senior Notes, PMIERs capital at a level of 115% of the current requirements. We and our Parent have also committed to submit a plan to the GSEs to achieve the GSE objectives. Following the submission of this plan and as a result of our ongoing discussions (the outcome of which we cannot predict at this time), the GSEs may include additional or different conditions to those described above, which individually or in the aggregate may be material. See “Risk Factors—Risks Relating to Our Business—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition.”

Although we expect we will continue to retain our eligibility status with the GSEs, there can be no assurance these conditions will continue. See “Risk Factors—Risks Relating to Regulatory Matters—If we are unable to continue to meet the requirements mandated by PMIERs because the GSEs amend them or the GSEs’ interpretation of the financial requirements requires us to hold amounts of capital that are higher than we have planned or otherwise, we may not be eligible to write new insurance on loans acquired by the GSEs, which would have a material adverse effect on our business, results of operations and financial condition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Conditions.”

Other Federal Regulation

We and other private mortgage insurers are impacted by federal regulation of residential mortgage transactions with respect to mortgage originators and lenders, purchasers of mortgage loans such as Fannie Mae and Freddie Mac, and governmental insurers such as the FHA and the VA. Mortgage origination and servicing transactions are subject to compliance with various state and federal laws, including RESPA, HOPA, FCRA, the Fair Housing Act, the Truth In Lending Act, the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”), the Dodd-Frank Act and others, including those discussed in this section. Among other things, these laws and their implementing regulations prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of insurance, govern the circumstances under which companies may obtain and use consumer credit information, and provide for other consumer protections. Additionally, changes in federal housing legislation and other laws and regulations that affect the demand for private mortgage insurance may have a material effect on private mortgage insurers. Legislation or regulation that increases the number of people eligible for FHA or VA mortgages could have a materially adverse effect on our ability to compete with the FHA or the VA.

Federal Laws

RESPA applies to most residential mortgages insured by private mortgage insurers. Mortgage insurance is considered a “settlement service” for purposes of loans subject to RESPA. Subject to limited exceptions, RESPA precludes us from providing services to mortgage lenders or other settlement service providers free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that others provide that are higher than their reasonable or fair market value. In addition, RESPA prohibits persons from giving or accepting any portion or percentage of a charge for a real estate settlement service, other than for services actually performed. Although many states prohibit mortgage insurers from giving rebates, RESPA has been interpreted to cover many non-fee services as well. Mortgage insurers and their customers are subject to the possible sanctions of this law, which may be enforced by the CFPB, state insurance departments, state attorneys general and other enforcement authorities.

HOPA provides for the automatic termination, or cancellation upon a borrower’s request, of the borrower’s obligation to pay for private mortgage insurance upon satisfaction of certain conditions. HOPA applies to owner-occupied residential mortgage loans regardless of lien priority and to BPMI closed after July 29, 1999. HOPA requires lenders to automatically terminate a borrower’s obligation to pay for mortgage insurance coverage once the LTV ratio reaches 78% of the original value. A borrower generally may also request cancellation of mortgage insurance from their lender once the actual payments reduce the loan balance to 80% of the home’s original value. For borrower-initiated cancellation of mortgage insurance, the borrower must have a “good payment history” as defined by HOPA.

FCRA imposes restrictions on the permissible use of credit report information and requires mortgage insurance companies to provide “adverse action” notices to consumers in the event an application for mortgage insurance is declined or offered at less than the best available rate for the loan program applied for due to information contained in a consumer’s credit report. There has been past class action litigation over these FCRA adverse action notices involving the mortgage insurance industry, including court-approved settlements.

The Fair Housing Act generally prohibits discrimination in the terms, conditions or privileges in residential real estate-related transactions on the basis of race, color, religion, sex, familial status or national origin. Numerous courts have held that the Fair Housing Act prohibits discriminatory insurance practices. In addition, both the Department of Justice (the “DOJ”) and the CFPB have pursued claims under the Fair Housing Act on a disparate impact theory as well. There has been litigation over the Fair Housing Act involving other mortgage insurers, resulting in some cases in court-approved settlements.

Mortgage Servicing Rules

The CFPB Servicing Rule established servicer requirements for handling loans that are in default, handling escrow accounts, responding to borrower assertions of error, and loss mitigation in the event that a borrower defaults. A provision of the required loss mitigation procedures prohibits a loan holder or servicer from commencing foreclosure until 120 days after the borrower’s delinquency. Since 2014, the CFPB has clarified those rules through subsequent rulemakings and provided guidance on how servicers must apply them in certain circumstances, including recent clarifications as a result of COVID-19.

On March 27, 2020, the CARES Act was signed into law. On April 3, 2020, the CFPB, the National Credit Union Administration, the Federal Banking Agencies and the Conference of State Bank Supervisors issued a joint statement to clarify existing flexibility in the mortgage servicing rules that servicers can use to help consumers during the COVID-19 emergency, including those applicable to mortgage forbearance options under the CARES Act. The joint statement addresses flexibility around required notices from servicers and the existing requirements related to continuity of contact and reasonable diligence steps required when the forbearance ends. This guidance could reduce claims and mitigate losses, but may also contribute to delays in foreclosure and have an adverse impact on resolution of claims with respect to the servicing of mortgage loans covered by our insurance policies.

The CARES Act provides financial assistance for businesses and individuals and targeted regulatory relief for financial institutions. Among many other things, for up to 120 days after the termination date of the national emergency concerning COVID-19 declared by the President of the United States on March 13, 2020 under the National Emergencies Act, the CARES Act requires mortgage servicers to provide up to 180 days of forbearance for borrowers with a federally backed mortgage loan who assert they have experienced a financial hardship related to COVID-19. Forbearance may be extended for an additional 180 days up to a year in total or shortened at the request of the borrower. Federally backed mortgages include FHA and VA backed loans and those purchased by Fannie Mae and Freddie Mac. The CARES Act also prohibited foreclosures on all federally backed mortgage loans, except for vacant and abandoned properties, for a 60-day period that began on March 18, 2020. Since the introduction of the CARES Act, the GSEs as well as most servicers of non-federally backed mortgage loans have announced that they will be extending similar relief to their respective portfolios of loans. On August 27, 2020, the FHFA announced an extension until at least December 31, 2020 of the foreclosure moratorium that was set to expire on August 31, 2020 for mortgages that are purchased by Fannie Mae and Freddie Mac. At the conclusion of the forbearance term, a borrower may either bring its loan current, defer any missed payments until the end of their loan, or the loan can be modified through a repayment plan or extension of the mortgage term. In addition, the CARES Act provides that furnishers of credit reporting information, including servicers, should continue to report a loan as current to credit reporting agencies if the loan is subject to a payment accommodation, such as forbearance, so long as the borrower abides by the terms of the accommodation. Servicers are working on updating their reporting to private mortgage insurers to include whether a loan is covered by forbearance.

Any delays in foreclosure, including foreclosure moratoriums imposed by state and local governments and the GSEs due to COVID-19, could cause our losses to increase as expenses accrue for longer periods or if the value of foreclosed homes further decline during such foreclosure delays. If we experience an increase in claim severity resulting in claim amounts that are higher than expected, our business, results of operations and financial condition could be adversely affected. See “Risk Factors—Risks Relating to Our Business—The COVID-19 pandemic has adversely impacted our business, and its ultimate impact on our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the further resurgence of cases of the disease, the reimposition of restrictions designed to curb its spread and other actions taken by governmental authorities in response to the pandemic.”

Regulation of Mortgage Origination

Private mortgage insurers are also indirectly impacted by federal law and regulation affecting mortgage originators and lenders, purchasers of mortgage loans, and governmental insurers. Among the most significant of these laws and regulations are the Dodd-Frank Act QM and the ATR Requirement and the QRM securitization risk retention provisions.

ATR and QM Rules. The Dodd-Frank Act ATR Requirement prohibits a creditor from making a residential mortgage loan unless the creditor makes a reasonable and good faith determination based on verified and documented information that, at the time the loan is consummated, the borrower has a reasonable ability to repay the loan. The Dodd-Frank Act provides that a creditor may presume that a borrower will be able to repay a loan if the loan has certain low-risk characteristics that meet the definition of a QM.

Pursuant to its authority under the Dodd-Frank Act, the CFPB issued regulations that became effective on January 10, 2014, establishing underwriting and product feature requirements for mortgages to be deemed QMs. The regulations provide that mortgages that meet the GSE underwriting and product guidelines are deemed to be QMs until the earlier of the end of the FHFA conservatorship of Fannie Mae and Freddie Mac or January 10, 2021. On June 22, 2020, the CFPB issued two Notices of Proposed Rulemaking seeking comments on proposed amendments to the QM Rule, extending the above QM requirements until the earlier of the effective date of the revised QM Rule (not expected to occur prior to April 1, 2021) or the end of the GSEs conservatorship. See “Risk Factors—Risks Relating to Our Business—Our business, results of operations and financial condition could be adversely impacted if, and to the extent that, the CFPB’s final rule defining a QM reduces the size of the origination market or creates incentives to use government mortgage insurance programs.”

The Dodd-Frank Act separately granted statutory authority to HUD (for FHA-insured loans), the VA (for VA-guaranteed loans), the USDA and RHS to develop their own definitions of a QM in consultation with the CFPB. In December 2013, HUD adopted a separate definition of a QM for loans insured by the FHA. HUD’s QM definition is less restrictive than the CFPB QM Rule in certain respects. To the extent that other government agencies guaranteeing residential mortgage loans may adopt definitions of a QM that are more favorable to lenders and mortgage holders than the CFPB QM Rule, our mortgage insurance business could also be negatively impacted.

QRM Rule. The Dodd-Frank Act requires an originator or issuer to retain a specified percentage of the credit risk exposure on securitized mortgages that do not meet the definition of a QRM. As required by the Dodd-Frank Act, in 2015 the Federal Banking Agencies, the FHFA, the SEC and HUD adopted a joint final rule implementing the QRM rules that aligns the definition of a QRM loan with that of a QM loan. In December 2019, the Federal Banking Agencies initiated a review of certain provisions of the risk retention rule, including the QRM definition. Among other things, the review allows the Federal Banking Agencies to consider the QRM definition in light of any changes to the QM definition adopted by the CFPB. If the QRM definition is changed (or if the QM definition is amended, including pursuant to the two Notices of Proposed Rulemaking issued by the CFPB on June 22, 2020 with comment periods that ended on August 10, 2020 and September 8, 2020, respectively) in a manner that is unfavorable to us, such as to require a large down payment for a loan to qualify as a QRM, without giving consideration to mortgage insurance in computing LTV ratios, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance. See “Risk Factors—Risks Relating to Our Business—Our business, results of operations and financial condition could be adversely impacted if, and to the extent that, the CFPB’s final rule defining a QM reduces the size of the origination market or creates incentives to use government mortgage insurance programs.”

Basel III

In 1988, the Basel Committee developed Basel I which set out international benchmarks for assessing banks’ capital adequacy requirements. In 2005, the Basel Committee issued Basel II, which, among other things, sets forth capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. Following the financial crisis of 2008, the Basel Committee issued Basel III that established RBC and leverage capital requirements for most United States banking organizations (although banking organizations with less than $10 billion in total assets may now choose to comply with an alternative community bank leverage ratio framework established by the Federal Banking Agencies in 2019).

In December 2017, the Basel Committee published the 2017 Basel III Revisions that were generally targeted for implementation by each participating country by January 1, 2022. In March 2020, the Basel Committee revised the target date for implementation to January 1, 2023. Under these revisions to the international framework, banks using the standardized approach to determine their credit risk may consider mortgage insurance in calculating the exposure amount for real estate, but will determine the risk-weight for residential mortgages based on the LTV ratio at loan origination, without consideration of mortgage insurance. Under the standardized approach, after the appropriate risk-weight is determined, the existence of mortgage insurance could be considered, but only if the company issuing the insurance has a lower risk-weight than the underlying exposure. Mortgage insurance issued by private companies would not meet this test. Therefore, under the 2017 Basel III Revisions, mortgage insurance could not mitigate credit and lower the capital charge under the standardized approach. It is possible that the Federal Banking Agencies could determine that their current capital rules are at least as stringent as the 2017 Basel III Revisions, in which case no change would be mandated. However, if the Federal Banking Agencies decide to implement the 2017 Basel III Revisions as specifically drafted by the Basel Committee, mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance. It remains unclear whether new guidelines will be proposed or finalized in the United States in response to the most recent 2017 Basel III Revisions.

Other Laws and Regulations

Privacy of Consumer Information and Cybersecurity

Federal and state laws and regulations require financial institutions, including insurance companies, to protect, among other things, the security and confidentiality of consumer financial information and to notify consumers about policies and practices relating to the collection and disclosure of consumer information and policies relating to protecting the security and confidentiality of that information, and to notify regulators and consumers in the event of certain data breaches affecting personal information.

Federal and state lawmakers and regulatory bodies may consider additional or more detailed regulations regarding these subjects and the privacy and security of nonpublic personal information, confidential business information, information security systems, and vendors and other third parties that may have access to sensitive data or systems. Furthermore, the issues surrounding data security and the safeguarding of consumers’ protected information are under increasing regulatory scrutiny by state and federal regulators, particularly in light of the number and severity of recent United States companies’ data breaches. The Federal Trade Commission, the DOJ, the New York State Department of Financial Services (“NYDFS”), the SEC and the NAIC have undertaken various studies, reports and actions regarding privacy and data security for entities under their respective supervision. Some states have recently enacted new privacy and information security requirements and new insurance laws that require certain regulated entities to implement and maintain comprehensive information security programs to safeguard the personal information of insureds and enrollees.

The GLB Act and the FCRA impose privacy and information security requirements on financial institutions, including obligations to protect and safeguard consumers’ nonpublic personal information and creditworthiness information, respectively, and limitations on the use and sharing of such information. The GLB Act requires administrative, technical, and physical safeguards to ensure the security, confidentiality, integrity, and the proper disposal of nonpublic personal information, and the FCRA imposes similar information security requirements regarding the protection of creditworthiness information. The FCRA limits an entity’s ability to disclose creditworthiness information to affiliates and nonaffiliates unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure, and it limits an entity’s ability to use creditworthiness information except for certain authorized purposes. The GLB Act limits a financial institution’s disclosure of nonpublic personal information to unaffiliated third parties unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure. The GLB Act requires that financial institutions provide privacy notices to their customers. With respect to our business, the GLB Act is enforced by the CFPB and state insurance regulators, and the FCRA is enforced by the CFPB. CFPB regulations implement certain sections of the GLB Act regarding privacy and information security, and state insurance regulations also implement certain sections of the GLB Act regarding privacy and information security, including requirements to notify individuals regarding certain data security incidents that affect their nonpublic personal information. Certain states have implemented certain requirements of the GLB Act, including North Carolina through the Consumer and Customer Information Privacy Act.

Many states have enacted privacy and data security laws that impose compliance obligations beyond those imposed by the GLB Act, including obligations to protect sensitive personal information. On July 25, 2019, New York enacted the Stop Hacks and Improve Electronic Data Security Act to increase information security requirements regarding New York residents’ personal information. This law became effective March 21, 2020. All fifty states also require entities to provide notification to affected state residents and, in certain instances, state regulators, such as state attorneys general or state insurance commissions, in the event of certain security breaches affecting personal information, though some of these laws include exemptions for entities regulated by the GLB Act.

The NYDFS published a cybersecurity regulation, which became effective on March 1, 2017, and requires all banks, insurance companies, and other financial services institutions and licensees regulated by the NYDFS, including several of our subsidiaries, to establish a cybersecurity program. The NYDFS cybersecurity regulation includes specific technical safeguards as well as requirements regarding governance, incident planning, training, data management, system testing and regulator notification in the event of certain cybersecurity events. We actively take steps to ensure that we remain in compliance with the NYDFS cybersecurity regulation.

In October 2017, the NAIC adopted a new Insurance Data Security Model Law, which establishes model standards for states to adopt regarding data security and notification of data breaches applicable to insurance licensees in states adopting such law, with provisions that are generally consistent with the NYDFS cybersecurity regulation discussed above. As with all NAIC model laws, this Insurance Data Security Model Law must be adopted by a state before becoming law in such state. The Insurance Data Security Model Law has not been adopted by a majority of the states. North Carolina has not adopted a version of the Insurance Data Security Model Law. We anticipate that more states will begin adopting the Insurance Data Security Model Law, sometimes with state-specific modifications, in the near term. The NAIC has also adopted a guidance document that sets forth twelve principles for effective insurance regulation of cybersecurity risks based on similar regulatory guidance adopted by the Securities Industry and Financial Markets Association and the “Roadmap for Cybersecurity Consumer Protections,” which describes the protections to which the NAIC believes consumers should be entitled from their insurance companies, agents and other businesses concerning the collection and maintenance of consumers’ personal information, as well as what consumers should expect when such information has been involved in a data breach. We expect cybersecurity risk management, prioritization and reporting to continue to be an area of significant regulatory focus by such regulatory bodies and self-regulatory organizations.

The California Consumer Privacy Act of 2018 (the “CCPA”), effective as of January 1, 2020, affords California residents expanded privacy protections and control over the collection, use and sharing of their personal information. The CCPA has been amended, and it is possible it will be amended again by other pending legislative initiatives or by popular referendum. The CCPA requires certain companies doing business in California to disclose to California consumers information regarding the companies’ privacy practices and the privacy rights that businesses must offer to California residents to access and delete their personal information. The CCPA’s definition of “personal information” is more expansive than those found in other privacy laws in the United States applicable to GMICO. Until January 1, 2021, the CCPA exempts from its requirements certain information collected in employment or business-to-business (“B2B”) contexts. On August 30, 2020, the California legislature passed AB-1281, which if signed into law by the California governor, would extend the CCPA’s exemptions for employment and B2B information until January 1, 2022. Failure to comply with the CCPA risks regulatory fines, and the CCPA grants a private right of action for an unauthorized access and exfiltration, theft, or disclosure of certain personal information resulting from the company’s violation of a duty to maintain reasonable security procedures and practices. The CCPA also provides authority to the California Attorney General to seek civil penalties for intentional violations of the CCPA. The California Attorney General began enforcement of the CCPA on July 1, 2020. On June 1, 2020, the California Attorney General filed proposed final regulations for review and approval by California’s Office of Administrative Law (“OAL”). On August 14, 2020, the California Attorney General announced that OAL had approved, and provided additional regulations to, the proposed final regulations. Therefore, as of August 14, 2020, the California Attorney General’s regulations are finalized and enforceable by the California Attorney General, subject to any legal challenges. The CCPA includes a number of limited exceptions, including an exception for data that is collected, processed, sold, or disclosed pursuant to the GLB Act. This exception, however, does not apply to the private cause of action afforded to individuals for information security incidents. It is possible that the CCPA will be amended by popular referendum due to a new ballot initiative, the California Privacy Rights Act (“CPRA”), which will be included on the November 2020 ballot in California. If voted into law by California residents, the majority of CPRA provisions would go into effect in January 2023. In the interim, the CPRA would require additional investment in compliance programs and potential modifications to business processes. In particular, if passed, the CPRA would create a California data protection agency to enforce the statute and would impose new requirements relating to additional consumer rights, data minimization and other obligations.

As noted above, state governments, Congress and agencies may consider and enact additional legislation or promulgate regulations governing privacy, cybersecurity, and data breach reporting requirements. We cannot predict whether such legislation will be enacted, or what impact, if any, such legislation may have on our business practices, results of operations or financial condition.

MANAGEMENT

Below is a list of the names and ages, as of June 30, 2020, of our directors, director designees and officers and a description of the business experience of each of them.

Name	Age	Position

Executive Officers and Directors

The business experience and certain other background information regarding our executive officers and directors is set forth below.

Board of Directors

The board of directors is responsible for the oversight and management of our company. We believe our board of directors should be composed of a diverse group of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications and skills in the following areas are most important: insurance industry; accounting, finance, and capital structure; strategic planning and leadership; legal/regulatory and government affairs; personnel management; and board practices of other corporations. We believe that all of our board members possess the professional and personal qualifications necessary for service on our board, and we have highlighted particularly noteworthy attributes for each board member in the individual biographies above.

Our board of directors will consist of nine members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by our board of directors in accordance with our by-laws. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes. Our board of directors has determined that each of                is “independent” as that term is defined under the listing requirements and rules of the                .

Controlled Company

Because our Parent will continue to indirectly own, through GHI, a majority of our common stock following this offering, we will be a “controlled company” for purposes of the                listing rules. Accordingly, our board of directors will not be required to have a majority of independent directors and our compensation and nominating and governance committees will not be required to meet the director independence requirements to which we would otherwise be subject so long as we continue to be a controlled company.

Board Committees and Corporate Governance

Our board of directors has the authority to appoint committees to perform certain management and administration functions in accordance with the terms of the Master Agreement. See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement.” Our board of directors has three standing committees: Audit, Nominating and Governance and Management Development and Compensation. The table below shows the membership for each of the board of directors’ standing committees.

Audit Committee	Nominating and Governance Committee	Management Development and Compensation Committee

Audit Committee

Our audit committee consists of                , and                , with serving as the chairperson. Our board of directors has determined that each member of our audit committee is independent within the meaning of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that                each member of our audit committee is financially literate and is an “audit committee financial expert” as defined by the applicable SEC rules.

Specific responsibilities of our audit committee will include:

•	overseeing our corporate accounting and financial reporting processes and our internal controls over financial reporting;

•	evaluating the independent public accounting firm’s qualifications, independence and performance;

•	approving the terms of its engagement, including compensation of the independent public accounting firm;

•	pre-approving audit and permitted non-audit and tax services to be provided to us by the independent public accounting firm;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates and internal controls over financial reporting;

•

establishing procedures for complaints received by us regarding accounting, internal accounting controls or auditing matters, including for the confidential anonymous submission of concerns by our employees, and periodically reviewing such procedures, as well as any significant complaints received, with management;

•

discussing with management and the independent registered public accounting firm the results of the annual audit, the reviews of our quarterly financial statements, earnings releases and financial information and earnings guidance provided to analysts and rating agencies;

•	discussing with management and our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	obtaining and reviewing formal written reports from the independent registered public accounting firm regarding its internal quality-control procedures;

•	reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest, or adherence to standards of business conduct;

•	establishing procedures for the hiring of employees or former employees of our independent registered public accounting firm;

•	review and approve any transaction between us and any related person (as defined by the Securities Act) in accordance with the Company’s related party transaction approval policy; and

•	such other matters that are specifically designated to the audit committee by our board of directors from time to time.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, and which will be available on our website at the completion of this offering, that satisfies the                listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                ,                 and                , with serving as the chairperson. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the                listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•

reviewing and approving on an annual basis the corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting our Chief Executive Officer’s compensation based on such evaluation;

•

reviewing and approving on an annual basis the evaluation process and compensation structure for our other officers, including evaluating and setting the compensation for our senior executive officers;

•	reviewing and approving our variable incentive compensation and other stock-based compensation plans;

•	assisting the board of directors in developing and evaluating potential candidates for executive positions and overseeing the development of succession plans;

•	assessing the structure and composition of the leadership of the company;

•	overseeing risks relating to our compensation programs; and

•	determining whether the work of any compensation consultant who had a role in determining or recommending the amount or form of executive or director compensation raised any conflict of interest.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, and which will be available on our website at the completion of this offering, that satisfies the                listing standards.

Management Development and Compensation Committee

Our management development and compensation committee consists of                ,                 and                , with             serving as the chairperson. Our board of directors has determined that each member of our management development and compensation committee is independent under the                listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Specific responsibilities of our management development and compensation committee will include:

•

reviewing and recommending policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior executive officers;

•	evaluating the performance of the Chief Executive Officer and other senior executive officers in light of those goals and objectives;

•	setting compensation of the Chief Executive Officer and other senior executive officers based on such evaluations;

•	reviewing and approving our options and other awards under our equity-based incentive plans;

•	administering the issuance of options and other awards under our equity-based incentive plans;

•

reviewing and approving, for the Chief Executive Officer and other senior executive officers, employment agreements, severance agreements, consulting agreements and change in control or termination agreements;

•	reviewing annually director compensation and benefits;

•	assessing the structure and composition of the leadership of the company;

•	overseeing risks relating to our compensation programs;

•	determining whether the work of any compensation consultant who had a role in determining or recommending the amount or form of executive or director compensation raised any conflict of interest; and

•	such other matters that are specifically designated to the management development and compensation committee by our board of directors from time to time.

Our management development and compensation committee will operate under a written charter, to be effective prior to the completion of this offering, and which will be available on our website at the completion of this offering, that satisfies the                listing standards.

Code of Ethics and Conduct

We will remain subject to the same code of business conduct and ethics adopted by our Parent and applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of ethics will be available on our principal corporate website at https://mortgageinsurance.genworth.com/. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Director Compensation

During the fiscal year ended December 31, 2019, none of our non-employee directors received or retained equity awards with respect to service on our board of directors or any of its committees.

Compensation Committee Interlocks and Insider Participation

In addition, none of our executive officers serves or has served as a member of the board of directors, management development and compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our management development and compensation committee.

Board Rights

See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement,” which is incorporated by reference herein.

Approval Rights

See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement,” which is incorporated by reference herein.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in Section 2(a)(19) of the Exchange Act, including as modified by the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

This section provides a discussion of the compensation paid or awarded to our named executive officers as of December 31, 2019. For 2019, our named executive officers were:

•

•

•

We currently operate as a business unit of Parent and, at least for a period following this offering, will continue to operate as a majority-owned subsidiary of Parent through GHI. As a result, in 2019, our named executive officers participated in Parent’s compensation and benefit plans. These historical compensation arrangements are discussed below.

Following the completion of this offering, our compensation committee will oversee our compensation plans, policies and programs for our named executive officers. Participating employees will receive equity awards based on our common stock following the completion of this offering (including during the period in which we operate as a majority-owned subsidiary of Parent) and will no longer receive awards under the equity plans of Parent.

Overview

Our objective in compensating our named executive officers is to attract, retain and motivate employees of superior ability who are dedicated to the long-term interests of our stockholders. Parent’s 2019 annual compensation program for named executive officers consisted of the following key elements: base salary; annual incentive; and annual long-term incentive grants in the form of performance stock units (“PSUs”), restricted stock units (“RSUs”) and/or Long-Term Deferred Cash (“Deferred Cash”).

Compensation of Named Executive Officers

Base Salary

Base salaries are generally intended to reflect the scope of an executive officer’s responsibilities and level of experience, reward sustained performance over time and be market competitive. Please see the “Salary” column in the 2019 Summary Compensation Table for the base salary amounts received by each named executive officer in 2019.

Annual Cash Bonuses

Parent’s annual incentive program, reviews performance against pre-established financial objectives, together with an assessment of operational objectives and other accomplishments linked to strategic priorities not necessarily reflected in annual financial results. Each named executive officer has an annual incentive target, expressed as a percentage of base salary. The 2019 target annual incentive opportunities for our named executive officers ranged from     % to     % of base salary, and payout opportunities for 2019 ranged from zero to     % of their individual target amount.

The Compensation Committee of Parent’s Board of Directors sets performance targets for the annual incentive program that are designed to be aligned with achievement of Parent’s business operating plan, which is reviewed by the Board of Directors of Parent, with above target payouts for exceeding the plan and below target or no payouts for not meeting the plan. The funding for the 2019 annual incentive program was based on financial and strategic goals established with respect to Parent. Based on our 2019 performance, individual annual incentive payouts ranging from     % to     % of the target bonus opportunity after further considering the performance of the individual and the individual’s functional area of responsibility. Please see the “Non-Equity Incentive Compensation” column in the 2019 Summary Compensation Table for the amount of annual incentives paid to each named executive officer in 2019.

Long-Term Incentives

Parent believes that a significant component of annual compensation opportunities for named executive officers should be in the form of longer-term incentives, including annual long-term equity and cash grants. For 2019, the named executive officers received long-term incentives in the form of PSUs, RSUs and/or Deferred Cash.

Performance Stock Units. Awards of 2019-2021 PSUs vest based on Parent’s achievement of performance goals relating to consolidated U.S. GAAP Adjusted Operating Income for Parent, measured over one cumulative three-year performance measurement period. No payout is earned for performance below the threshold performance level for a given performance measurement period, while performance at threshold would result in 50% of the target PSUs vesting, and performance at the maximum performance level would result in 200% of the target PSUs vesting. Awards of PSUs are generally forfeited upon termination of employment with Parent and its affiliates prior to vesting, except for qualifying terminations.

Restricted Stock Units. RSUs vest 33% per year based on continued service, beginning on the first anniversary of the grant date. Awards of RSUs are generally forfeited upon termination of employment with Parent and its affiliates prior to vesting, except for qualifying terminations.

Deferred Cash. Deferred Cash awards granted in 2019 vest 33% per year based on continued service, beginning on March 15, 2020. Awards of Deferred Cash are generally forfeited upon termination of employment with Parent and its affiliates prior to vesting, except for qualifying terminations. During 2019,                  and                 received Deferred Cash awards in the amounts of $         and $        , respectively.

2019 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
2019
2019
2019

(1)	Amounts reported in this column reflect the base salaries earned during the year.
(2)

Reflects the aggregate grant date fair value of RSUs and PSUs awarded to our named executive offices during 2019, determined in accordance with FASB ASC Topic 718. The grant date fair value for the RSUs is based on the stock price of a share of Parent common stock on the date of grant. The grant date fair value of the PSUs is based on the stock price of a share of Parent common stock on the date of grant and the probable achievement level of the performance goals at the time of grant. Assuming achievement of the PSU performance conditions at the highest level (rather than at the deemed probable attainment level), the aggregate grant date fair value of the 2019 PSUs granted to the named executive officers would be as follows: —$ ; —$ ; and —$ .
(3)	Amounts reported in this column for each named executive officer represents payouts under our annual cash bonus program based on performance in 2019.
(4)	For each named executive officer, the amount reported in this column represents Company contributions to Parent’s retirement plans and company-paid life insurance premiums.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table presents information regarding the outstanding equity held by each of the named executive officers as of December 31, 2019:

	OPTION AWARDS				STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Additional Narrative Disclosure

Severance Benefits

Our named executive officers are eligible for severance benefits upon separation from Parent and its affiliates upon certain qualifying terminations of employment. These severance arrangements will be described in an amendment to this Registration Statement.

401(k) Plan

Parent maintains a qualified 401(k) savings plan which allows participants to defer from 0.1% to 50% of eligible pay up to certain IRS limits. The Company matches 100% of 401(k) pre-tax and Roth contributions up to the first 4% of eligible pay a participant defers and 50% of participant contributions on the next 2% of eligible pay. Participants are always vested in their contributions to the plan, and are vested in company match contributions after two years of service.

Parent also provides a Retirement Account Feature automatically to all eligible employees. Under this feature, we contribute a percentage of their annual pay to an individual account on their behalf even if they do not participate in the 401(k) plan. For the majority of employees, they will receive 3% or 4% of eligible pay through this feature, and will be vested after three years of service.

Restoration Plan

Parent maintains the Genworth Financial, Inc. Retirement and Savings Restoration Plan (Restoration Plan), a non-qualified defined contribution plan, which provides eligible executives, including our named executive officers, with benefits generally equal to any matching contributions that they are precluded from receiving under the 401(k) Savings Feature of the qualified 401(k) savings plan as a result of restrictions under the Code. Participants become vested with respect to the matching contributions under the Restoration Plan as of the earlier of reaching age 60 or attaining three years of “future service” (i.e., service occurring after December 31, 2015).

Deferred Compensation Plan

Parent previously offered a voluntary Deferred Compensation Plan that provided participants with the ability to annually defer receipt of a portion of their base salary and/or annual incentive award in order to save and accumulate additional retirement funds on a before-tax basis. Effective for plan years beginning January 1, 2016, Parent suspended future contributions to the plan.

Equity Compensation Plans and Other Benefit Plans

In connection with this offering, our new board of directors and our current stockholders are expected to approve the 2020 Equity Incentive Plan to be effective prior to the completion of this offering, the terms of which will be summarized in a future filing. In addition, will be looking to put into place new benefit offerings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers, or stockholders who are known to us to beneficially own more than five percent of our voting securities and their affiliates and immediate family members.

Related Party Transaction Policy

We have established a written related party transaction policy that, subject to future and ongoing transactions contemplated by the agreements described below under “—Relationship with our Parent,” provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee or stockholders known to us to beneficially own 5% or more of our voting securities or any affiliates and immediate family members of the foregoing. Any such related party transactions shall require advance approval by a majority of our independent directors or by our audit committee.

Relationship with Our Parent

We have been an indirect wholly owned subsidiary of our Parent since 2004, during which time we have been part of our Parent’s consolidated business operations. On                , 2020, our Parent announced its plan to sell up to     % of our common stock in this offering, subject to regulatory and GSE approval. Historically, our Parent and certain of its other subsidiaries have provided a variety of services to us, and we have provided a variety of services to our Parent and certain of its other subsidiaries and former subsidiaries. These arrangements are described below under “—Other Related Party Transactions.” Given that we entered into such agreements with our Parent and certain of its other subsidiaries in the context of a parent-subsidiary relationship, certain terms are not necessarily the same as could have been obtained from a third party. See “Risk Factors—Risks Relating to Our Continuing Relationship with Our Parent.”

Following this offering, we expect that our Parent will continue to hold at least a majority of our outstanding common stock for the foreseeable future, and as a result our Parent will continue to have significant control over our business, including pursuant to the agreements described below which will be entered into prior to or concurrent with the completion of this offering. The material terms of such agreements will govern our relationship with our Parent following this offering.

Master Agreement

Prior to or concurrently with the completion of this offering, we will enter into the Master Agreement with our Parent that will govern certain aspects of our continuing relationship with our Parent and include certain customary stockholder rights of our Parent.

Confidential information

Pursuant to the Master Agreement, we and our Parent must, and must cause our respective affiliates to, maintain the confidentiality of the information of the other that it holds and must not disclose or use such information for any purpose other than to exercise its rights and to discharge its obligations under the Master Agreement and certain of the other transaction documents, unless required by any governmental authority or pursuant to applicable law and subject to customary exceptions.

Releases and Indemnification

Except for each party’s obligations under the Master Agreement, the other transaction documents and certain other specified liabilities, we and our Parent, on behalf of ourselves and each of our respective affiliates, have agreed to releases and indemnifications. The releases do not extend to obligations or liabilities under the Master Agreement and certain other transaction documents that remain in effect following this offering.

Board Rights

Our Parent will be entitled to designate a certain number of persons to our board of directors which will initially consist of nine directors. The number of directors that our Parent will be entitled to designate will depend on the beneficial ownership by our Parent of our outstanding common stock. When our Parent beneficially owns:

•	Greater than or equal to 50% of our outstanding common stock, our Parent will have the right to designate six persons to our board of directors, which is inclusive of our Chief Executive Officer;

•

Less than 50% but not less than 40% of our outstanding common stock, our Parent will have the right to designate four persons to our board of directors, which does not include our Chief Executive Officer;

•

Less than 40% but not less than 30% of our outstanding common stock, our Parent will have the right to designate three persons to our board of directors, which does not include our Chief Executive Officer;

•

Less than 30% but not less than 20% of our outstanding common stock, our Parent will have the right to designate two persons to our board of directors, which does not include our Chief Executive Officer; and

•

Less than 20% but not less than 10% of our outstanding common stock, our Parent will have the right to designate one person to our board of directors, which does not include our Chief Executive Officer.

For so long as our Parent beneficially owns at least 30% of our outstanding common stock, our Parent will also be entitled to designate one member to each committee established by the board other than the audit committee, which will be subject to applicable                rules. In the event that the size of our board of directors is changed, our Parent will have the right to designate a proportional number of persons to our board of directors.

Approval Rights

For so long as our Parent beneficially owns at least 50% of our outstanding common stock, we will be required to seek the prior written consent of our Parent to take any of the following actions, whether directly or indirectly through a subsidiary:

•

Adopt any plan or proposal for a complete or partial liquidation, dissolution or winding up of us or any of our subsidiaries or commence any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

•	Repurchase any of our stock, reduce or reorganize our capital or the capital of any of our subsidiaries;

•	Make any reductions in our dividend policy or the dividend policy of any of our subsidiaries;

•

Approve our annual business plan (which will include among other things, our operating plan and capital plan) for us and any of our subsidiaries on a consolidated basis and any material amendments to, or any material departure from, such business plan. The business plan shall be provided to our Parent for approval reasonably in advance of adoption consistent with the annual operating cycle for our Parent and its subsidiaries and shall include any proposed geographical or product expansion;

•	Appoint or remove our Chief Executive Officer;

•	Issue new debt securities or incur indebtedness or guarantees; and

•	Enter into any merger, amalgamation, consolidation or similar business combination with a non-affiliate or other than a subsidiary.

For so long as our Parent beneficially owns at least 30% of our outstanding common stock, we will be required to seek the prior written consent of our Parent to take any of the following actions, whether directly or indirectly through a subsidiary:

•	Acquire any assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than $ million;

•

Sell, transfer, lease, pledge or otherwise dispose of any of our assets, business or operations or any of our subsidiaries’ assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than $        million; and

•

Issue our common stock or other equity securities or securities convertible into or exercisable or exchangeable for common stock or other equity securities (other than pursuant to incentive plans approved by the board of directors).

For so long as our Parent beneficially owns any portion of our common stock, we will be required to consult with our Parent with respect to the foregoing matters; however, our Parent will no longer have the right to approve or deny approval of such matters if it beneficially owns less than 30% of our common stock.

The Master Agreement also provides that, for so long as our Parent beneficially owns not less than 15% of our common stock, we may not implement or adopt any stockholder rights plan without the approval of our Parent, unless the plan includes an exception that would permit a purchase of all or part of our common stock beneficially owned by our Parent without causing the rights thereunder to separate from our common stock or become exercisable or otherwise triggering the plan.

Non-competition and Non-solicitation

The Master Agreement contains non-competition covenants that prohibit competition between us and our subsidiaries, on the one hand, and our Parent and its other subsidiaries, on the other hand, in certain businesses and geographic areas during the period beginning on the date of such agreement and ending on the date that is two years after the date on which our Parent ceases to beneficially own, directly or indirectly, at least 50% of our outstanding common stock (the “Restricted Period”).

The Master Agreement provides that we and our subsidiaries will not, during the Restricted Period, directly or indirectly, engage in any line of business (other than the mortgage insurance business in the United States) in a jurisdiction where our Parent or any of its subsidiaries is licensed to conduct, or has local employees dedicated to, such line of business (each such business line so conducted by our Parent or an applicable subsidiary of our Parent is referred to as a “Genworth Financial Business Line”) at the time we wish to commence or engage in such line of business in such jurisdiction. The foregoing non-competition agreement is subject to a limited exception in the case of certain transactions by us and our subsidiaries that involve or would include the acquisition of a line of business that competes with a Genworth Financial Business Line (a “Genworth Financial-Competitive Business”), so long as (i) the Genworth Financial-Competitive Business comprises less than 15% of the total assets and revenues of the business to be acquired by us and (ii) our Parent is given a right of first refusal to acquire the Genworth Financial-Competitive Business on terms specified in the Master Agreement. If our Parent does not exercise its right of first refusal, then we will be permitted to complete the transaction, and thereafter to carry on the Genworth Financial-Competitive Business; provided, that we will be required to hold the Genworth Financial-Competitive Business separate from our other businesses until such time as it is sold and, among other requirements, we will be required to divest the Genworth Financial-Competitive Business within two years following the closing of the transaction.

The Master Agreement provides that our Parent and its other subsidiaries (for so long as they are subsidiaries of our Parent) will not, during the Restricted Period, directly or indirectly, engage in the mortgage insurance business in the United States (referred to as a “Company Business Line”). The foregoing non-competition agreement is subject to the limited exception described in the immediately preceding paragraph as it relates to our Parent.

If either party is acquired during the Restricted Period, it will continue to be subject to the non-competition restrictions described above. However, the purchaser will not be prohibited from carrying on a Genworth Financial-Competitive Business or a Company Business Line, as applicable; provided, that during the Restricted Period it does not do so through such party and that such party’s brand, personnel, confidential information and certain restricted intellectual property are not utilized by such purchaser in the conduct of the Genworth Financial-Competitive Business or a Company Business Line, as applicable, during the Restricted Period.

Information Sharing

The Master Agreement also provides for other arrangements with respect to the mutual sharing of information between us and our Parent and its affiliates in order to comply with reporting, filing, audit, insurance regulatory or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations after the completion of this offering. We and our Parent and its affiliates have also agreed to provide mutual access to historical business records.

Registration Rights Agreement

Prior to or concurrently with the completion of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with our Parent, pursuant to which our Parent will be able to require us, beginning after the 180-day lock-up period, to file one or more registration statements with the SEC covering the public resale of registrable securities beneficially owned by our Parent. We will be required to bear the registration expenses, other than the underwriting discount and transfer taxes, associated with any registration of stock pursuant to the Registration Rights Agreement. The Registration Rights Agreement will include customary indemnification provisions in favor of our Parent, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Shared Services Agreements

Prior to or concurrent with the completion of this offering, we will enter into one or more shared services agreements with our Parent (the “Shared Services Agreements”) in order to (i) provide to one another (and to certain of our respective affiliates or subsidiaries) administrative and support services and other assistance and (ii) ensure certain services received prior to the completion of this offering will continue to be provided. The principal services that our Parent and certain of its other subsidiaries will provide to us include: investment management, information technology services and certain administrative services (such as finance, human resources, employee benefit administration and legal).

We will also provide to each other additional services that we, our Parent or any of our respective affiliates or subsidiaries may identify during the term of the Shared Services Agreements. Service charges will be set out in a schedule to the Shared Services Agreements and will generally be calculated in a manner consistent with past practice.

The Shared Services Agreements require each party to perform services that meet a standard of care consistent with such party’s most recent past practices. Neither we nor our Parent or any of our respective affiliates or subsidiaries will be liable to each other in respect of the services either party provides, except in respect of direct losses or where such liability arises from the provider party’s gross negligence, willful misconduct, improper use or disclosure of customer information or violation of applicable law, subject to certain specified exceptions and limitations.

Services will be provided under the Shared Services Agreements for a fixed initial term (the “Initial Term”), with automatic renewals for successive terms. The Shared Services Agreements, as a whole or with respect to any service provided thereunder, may be terminated by either party at the end of the Initial Term or any successive renewal period with written notice provided to the other party in accordance with the Shared Services Agreements.

Intellectual Property Cross License Agreement

Prior to or concurrent with the completion of this offering, we will enter into an Intellectual Property Cross License Agreement with our Parent (the “IP Cross License Agreement”) in order to provide to one another and certain of each of our affiliates or subsidiaries a non-exclusive, irrevocable, royalty-free, fully paid up, perpetual right and license of specified intellectual property (other than trademarks). The license is for specified purposes to assist each party in conducting its business following this offering and it allows us and our Parent to: (i) enable employees, directors and officers to use and practice the licensed intellectual property rights for internal purposes, (ii) make, have made, use, sell, have sold, import and otherwise commercialize certain products and services and (iii) create certain improvements to such licensed intellectual property. Each party and its affiliates or subsidiaries will have limitations on their ability to grant sublicenses. With respect to any third-party intellectual property licensed under the IP Cross License Agreement, we and our Parent have granted each other sublicenses that are subject to the terms and conditions of existing agreements between, us and any applicable third party and, our Parent and any applicable third party, and such sublicenses will not include rights in excess of those under such agreements.

The IP Cross License Agreement is perpetual, but may be terminated upon mutual written agreement by the parties or by a party if there is a material breach that is uncured; provided, that, for a material breach, the parties must complete the dispute resolution process as described in the IP Cross License Agreement prior to any such termination. In addition to the permitted assignments described in the Master Agreement, any party may assign the license to any of its affiliates or subsidiaries without any other party’s consent, but the assigning party will continue to be liable for the performance by the assignee.

Trademark License Agreement

Prior to or concurrent with the completion of this offering, we will enter into a Trademark License Agreement with our Parent (the “Trademark Agreement”) pursuant to which our Parent will grant us a limited non-exclusive, non-transferable, royalty-free license to use certain specified trademark applications and registrations, names and brands (including trademarks, logos and domain names) of our Parent with limited rights to sublicense.

The Trademark Agreement, unless terminated earlier, is effective until two years following the date on which our Parent ceases to own more than 50% of our outstanding common stock; provided, that, with the consent of our Parent, we and our affiliates or subsidiaries, as applicable, may use certain licensed marks for a transition period of one year following such date to the extent required by applicable law.

The Trademark Agreement will automatically terminate with respect to us or our affiliates or subsidiaries, as applicable, upon notice by our Parent, in the event of (i) a merger or consolidation with an unrelated-third party, (ii) a sale of substantially all of the applicable party’s assets to an unrelated-third party or (iii) a change of control whereby an unrelated third party acquires 50% or more of the applicable party’s outstanding voting securities or the power to direct or cause the direction of management or policies. The Trademark Agreement will also automatically terminate, without notice by our Parent, in the event that we or our affiliates or subsidiaries commence or have commenced against us a proceeding under bankruptcy, insolvency or similar laws which proceeding is not dismissed within sixty days. The Trademark Agreement may also be terminated upon mutual written agreement by the parties or by our Parent if there is a material breach by us or our affiliates or subsidiaries, as applicable, that is uncured.

Other Related Party Transactions

Services Agreement

We have an agreement with our Parent that provides for reimbursement to and from our Parent of certain administrative and operating expenses. This agreement provides for an allocation of corporate expenses to all of our Parent’s businesses or subsidiaries. Following this offering, we expect that such services agreement will be replaced by one or more shared services agreements with our Parent as described under “—Shared Services Agreements” above.

Tax Allocation Agreement

We currently join in the filing of a United States consolidated income tax return with the Genworth Consolidated Group. Furthermore, we are currently a party to a Tax Allocation Agreement between our Parent and certain of its subsidiaries, which allocates the consolidated tax liability of the Genworth Consolidated Group among its members, including us, in addition to certain other matters. The tax allocation methodology is based on the separate return liabilities with offsets for losses and credits utilized to reduce the current consolidated tax liability of our Parent as allowed by applicable law and regulation. We settle intercompany tax balances quarterly after the filing of our Parent’s federal consolidated United States corporation income tax return.

If the taxable income, special deductions, or credits reported in the Genworth Consolidated Group income tax return for any taxable year or periods is changed or otherwise adjusted, payments required to be made under the Tax Allocation Agreement may be recalculated, and we could be required to pay material amounts to our Parent. However, our Parent will be responsible for any taxes for which we are jointly and severally liable solely by reason of filing a combined, consolidated or unitary return with our Parent.

In the event that the Parent were to hold less than 80% of our common stock by either voting power or value, we would cease to be a member of the Genworth Consolidated Group and may be required to make a payment to the Parent in respect of tax benefits for which we received credit under the Tax Allocation Agreement but which had not been utilized by the Genworth Consolidated Group.

Compensation and Other Arrangements Concerning Employees

Prior to the completion of this offering, our employees participated in certain benefit plans administered by our Parent and certain stock-based compensation plans that utilize our Parent’s common stock. See “Compensation of Executive Officers and Directors.”

PRINCIPAL STOCKHOLDER

Prior to the completion of this offering, our Parent (through GHI) is our only stockholder and owns all the shares of our common stock. We are selling                shares of our common stock in this offering (                shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock from us). Following the offering, our Parent will own approximately    % of our outstanding common stock (and approximately    % of our common stock if the underwriters exercise in full their option to purchase additional shares from us) through GHI.

Beneficial Ownership

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of            , 2020 and as adjusted to reflect the sale of our common stock offered by us in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of            , 2020, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of            , 2020 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on                shares of common stock outstanding as of            , 2020. Percentage of beneficial ownership after this offering (assuming no exercise of the underwriters’ option to purchase additional shares) also assumes the issuance and sale by us of                shares of common stock in this offering.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is 6620 West Broad Street, Richmond, Virginia.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Before and After this Offering	Percentage of Common Stock Beneficially Owned Before this Offering	Percentage of Common Stock Beneficially Owned After this Offering
Directors and Named Executive Officers:	—	—%	—%
All executive officers and directors as a group ( persons)	—	—%	—%
5% Stockholder:
Entities affiliated with Genworth Financial, Inc.	100	100%	—%

DESCRIPTION OF CAPITAL STOCK

Prior to the completion of this offering, we will file our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and our board of directors will adopt our amended and restated bylaws. We will file the forms of our amended and restated certificate of incorporation and our amended and restated bylaws as exhibits to this registration statement. The provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon completion of the offering and relevant sections of the DGCL are summarized below. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are only summaries of such provisions and instruments and in each case are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that will be filed as exhibits to this registration statement.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize shares of common stock, $        par value per share, and                shares of undesignated preferred stock, $        par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

As of                , 2020, there were                shares of our common stock outstanding, all held and beneficially owned by GHI (a wholly owned subsidiary of our Parent), and no shares of our common stock issuable upon exercise of outstanding stock options and restricted stock units. As of                , 2020, there were no outstanding shares of our preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors.

Pursuant to the Master Agreement, our Parent will have the right to designate certain members of our board of directors depending upon the percentage of our outstanding common stock it owns at such time. See “Management—Board of Directors” and “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Master Agreement—Board Rights.”

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and the payment of liquidation preferences, if any, on any outstanding shares of our preferred stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of our preferred stock.

Registration Rights

See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Registration Rights Agreement,” which is incorporated by reference herein.

Anti-Takeover Provisions

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certain Certificate of Incorporation and Bylaws Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including as summarized below.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws will not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

We anticipate that after the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                shares of

undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of our preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Market Listing

We intend to apply to list our common stock on the                under the symbol “                .”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                . The transfer agent’s address is                .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors—General Risk Factors—There is currently no market for our common stock, an active trading market may not develop or continue to be liquid and the market price of our common stock may be volatile.” No prediction can be made as to the effect, if any, future sales of shares or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

Sale of Restricted Shares

Upon the closing of this offering, we will have                shares of common stock outstanding (or                shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock).

Of the outstanding shares, the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the                during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, an employee, director, officer, consultant or advisor who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is eligible to resell such shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Registration Statement of Form S-8

In addition to the issued and outstanding shares of our common stock, we intend to file a registration statement on Form S-8 to register an aggregate of approximately                  shares of common stock reserved for issuance under our equity incentive programs. That registration statement will become effective upon filing and shares of common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates), subject to vesting and the lock-up agreements described below.

Registration Rights Agreement

See “Certain Relationships and Related Party Transactions—Relationship with Our Parent—Registration Rights Agreement”, which is incorporated by reference herein.

Lock-Up Agreements

The Company, its executive officers and directors and our Parent have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain of our indebtedness. The summary is qualified in its entirety by reference to the full text of the notes governing the terms of such indebtedness and the agreements pursuant to which the notes are issued.

2025 Senior Notes

On August 21, 2020, we issued $750 million aggregate principal amount of our 2025 Senior Notes. The 2025 Senior Notes will mature on August 21, 2025, unless previously redeemed. The 2025 Senior Notes are issued under an indenture (the “Indenture”), dated as of August 21, 2020 between us, as issuer, and The Bank of New York Mellon Trust Company, N.A., as the trustee.

Interest. The 2025 Senior Notes bear interest at the rate of 6.500% per year and are payable semi-annually in cash in arrears on February 15 and August 15 of each year, commencing on February 15, 2021.

Optional Redemption. The 2025 Senior Notes may be redeemed by us in whole or in part at any time prior to February 15, 2025, at our option, at a redemption price equal to 100% of the principal amount thereof, plus a “make-whole” premium and accrued and unpaid interest, if any, to, but not including, the redemption date. On and after February 15, 2025, we may redeem the 2025 Senior Notes at par plus accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, at any time before August 15, 2022, we may on one or more occasions redeem up to 40% of the aggregate principal amount of the 2025 Senior Notes at a redemption price of 106.5% of the aggregate principal amount of the 2025 Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date, with an amount not greater than the net cash proceeds from certain equity offerings.

Covenants. The Indenture governing the 2025 Senior Notes includes covenants that limit, among other things, our ability and our subsidiaries ability to: (i) incur or guarantee additional indebtedness or issue preferred stock; (ii) declare or pay dividends or make other distributions to holders of capital stock; (iii) redeem, repurchase, retire or acquire for value our capital stock or subordinated indebtedness of us; (iv) make investments; (v) transfer or sell assets, including capital stock of certain of our subsidiaries; (vi) create liens; (vii) place restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us or certain of our subsidiaries; (viii) merge or consolidate, or sell, transfer, lease or dispose of substantially all assets; and (ix) enter into transactions with affiliates. Each of the covenants is subject to certain limitations and exceptions. Certain of the covenants cease to apply to the 2025 Senior Notes if, on any date following the issue date, the 2025 Senior Notes are rated investment grade by two or more of Standard & Poor’s, Fitch Inc. and Moody’s Investors Service, and no default or event of default has occurred and is continuing.

Change of Control. Subject to certain exceptions, upon the occurrence of a change of control triggering event, we must offer to purchase the 2025 Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, administrative rulings of the IRS and court decisions, each as in effect as of the date hereof. All of these authorities are subject to change and differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could result in U.S. federal income tax consequences different from those discussed below.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is limited to non-U.S. holders that acquire shares of our common stock pursuant to this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a non-U.S. holder in light of that non-U.S. holder’s particular circumstances or that may be applicable to non-U.S. holders subject to special treatment under U.S. federal income tax laws (including, for example, banks or other financial institutions, brokers or dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, “controlled foreign corporations,” “passive foreign investment companies,” tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other “flow-through” entities and investors therein, certain former citizens or former long-term residents of the United States, holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) five percent or more of our common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or U.S. state, local or non-U.S. taxes. Prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations with respect to acquiring, holding and disposing of shares of our common stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partnership or a partner in a partnership holding shares of our common stock should consult their tax advisors.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE

HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions

In general, subject to the discussion below regarding “effectively connected” dividends, the gross amount of any distribution we make to a non-U.S. holder with respect to its shares of our common stock will be subject to U.S. withholding tax at a rate of 30% to the extent the distribution constitutes a dividend for U.S. federal income tax purposes, unless the non-U.S. holder is eligible for an exemption from, or a reduced rate of, such withholding tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such exemption or reduced rate. A distribution with respect to shares of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and then, to the extent it exceeds the non-U.S. holder’s adjusted basis in its shares of our common stock, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of our Common Stock.”

Dividends we pay with respect to our common stock to a non-U.S. holder that are effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States (or, if required by an applicable income tax treaty, are attributable to a permanent establishment or a fixed base of such non-U.S. holder in the United States) generally will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. Dividends received by a non-U.S. holder that is a corporation and that are effectively connected with its conduct of trade or business within the United States may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale or Other Disposition of our Common Stock

Subject to the discussion below under the heading “—Information Reporting and Backup Withholding,” in general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (or, if required by an applicable income tax treaty, is attributable to a permanent establishment or a fixed base of such non-U.S. holder in the United States);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or such non-U.S. holder’s holding period of such shares of our common stock.

Gain described in the first bullet immediately above generally will be subject to U.S. federal income tax on a net income tax basis, at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. A non-U.S. holder that is a corporation and that recognizes gain described in the first bullet immediately above may also be subject to branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to such effectively connected gain. An individual non-U.S. holder described in the second bullet immediately above will be subject to a flat 30% tax

(unless the non-U.S. holder is eligible for a lower rate under an applicable income tax treaty) on the gain from such sale or other disposition, which may be offset by U.S. source capital losses, if any, of the non-U.S. holder.

We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we are not or will not become a USRPHC. If we were or were to become a USRPHC, however, any gain recognized on a sale or other disposition of shares of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of any information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding (currently at a rate of 24%) on dividends paid with respect to such non-U.S. holder’s shares of our common stock unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally is not required with respect to any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside of the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS, and may also be required to backup withhold on such proceeds unless such non-U.S. holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker with certain specified connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

FATCA Withholding Requirements

Non-U.S. holders may be subject to U.S. withholding tax at a rate of 30% pursuant to Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”). This withholding tax may apply if a non-U.S. holder (or any foreign intermediary that receives a payment on a non-U.S. holder’s behalf) does not comply with certain U.S. information reporting requirements. The payments potentially subject to this withholding tax include U.S.-source dividends. If FATCA is not complied with, the withholding tax described above will apply to payments of dividends received in respect of common stock. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in the common stock.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discount to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial public offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company, its executive officers and directors and our Parent have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the                under the symbol “    .” In order to meet one of the requirements for listing the common stock on the                , the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the                , in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $         .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. Goldman Sachs & Co. LLC and J.P. Morgan Securities were initial purchasers in the offering of the 2025 Senior Notes. In addition, Goldman Sachs & Co. LLC has acted as a financial adviser to our Parent in connection with the proposed transaction with China Oceanwide. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area and the United Kingdom

This prospectus is not a prospectus for the purposes of the Prospectus Regulation (as defined below). This prospectus has been prepared on the basis that any offer of shares in any Member States of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

In relation to each Relevant State, no offer of shares which are the subject of the offering contemplated by this prospectus (“Securities”) have been offered or will be offered pursuant to the offering to the public in that Relevant State, other than:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Securities shall require the company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any Securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase or subscribe for any Securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This EEA and United Kingdom selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons. Other persons should not act or rely on this prospectus or any of its contents. This prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares have not been and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares have been or will be issued or have been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Sidley Austin LLP. Certain legal matters will be passed upon for us by Evan Stolove, our Senior Vice President and General Counsel. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The consolidated financial statements of GMHI as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019, have been included in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. We also maintain a website at https://mortgageinsurance.genworth.com/. Our website, and the information contained on or accessible through our website, is not part of, and is not incorporated by reference into, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors

Genworth Mortgage Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Genworth Mortgage Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2019, and the related notes and financial statement schedules I to II (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

Raleigh, North Carolina

April 27, 2020, except for Note 2 as to which the date is June 19, 2020

GENWORTH MORTGAGE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(Amounts in thousands, except per share amounts)	2019	2018
Assets
Investments:
Fixed maturity securities available-for-sale, at fair value (amortized cost $3,643,347 and $3,305,775)	$3,764,432	$3,274,497
Investment in unconsolidated affiliate, at fair value	—	424,756

Total investments	3,764,432	3,699,253
Cash and cash equivalents	585,058	159,051
Accrued investment income	24,159	21,922
Deferred acquisition costs	30,332	28,098
Premiums receivable	41,161	40,006
Other assets	54,811	30,358
Deferred tax asset	2,971	92,112

Total assets	$4,502,924	$4,070,800

Liabilities and equity
Liabilities:
Loss reserves	$235,062	$297,879
Unearned premiums	383,458	421,788
Other liabilities	57,329	77,394

Total liabilities	675,849	797,061
Equity:
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	—	—
Additional paid in capital	2,363,606	2,357,851
Retained earnings	1,370,038	942,410
Accumulated other comprehensive income (losses)	93,431	(26,522)

Total equity	3,827,075	3,273,739

Total liabilities and equity	$4,502,924	$4,070,800

See Notes to Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
(Amounts in thousands, except per share amounts)	2019	2018
Revenues:
Premiums	$856,976	$746,864
Net investment income	116,927	93,198
Net investment gains (losses)	718	(552)
Other income	4,232	1,587

Total revenues	978,853	841,097

Losses and expenses:
Losses incurred	49,850	36,405
Acquisition and operating expenses, net of deferrals	195,768	176,986
Amortization of deferred acquisition costs and intangibles	15,065	14,037

Total losses and expenses	260,683	227,428

Income before income taxes and change in fair value of unconsolidated affiliate	718,170	613,669
Provision for income taxes	155,832	129,807

Income before change in fair value of unconsolidated affiliate	562,338	483,862
Change in fair value of unconsolidated affiliate, net of tax	115,290	(30,261)

Net income	$677,628	$453,601

Net income per common share—basic and diluted	$6,776	$4,536
Weighted average common shares outstanding—basic and diluted	100	100

See Notes to Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
(Amounts in thousands)	2019	2018
Net income	$677,628	$453,601
Other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on securities not other-than temporarily impaired	119,953	(43,212)
Foreign currency translation and other adjustments	—	485

Total comprehensive income (loss)	$797,581	$410,874

See Notes to Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)	Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total equity
Balances as of January 1, 2018	$—	$2,348,751	$16,205	$538,809	$2,903,765
Comprehensive income (loss):
Net income	—	—	—	453,601	453,601
Other comprehensive income (loss), net of taxes	—	—	(42,727)	—	(42,727)
Dividends to Genworth	—	—	—	(50,000)	(50,000)
Capital contributions from Genworth	—	9,100	—	—	9,100

Balance December 31, 2018	$—	$2,357,851	$(26,522)	$942,410	$3,273,739

Comprehensive income (loss):
Net income	—	—	—	677,628	677,628
Other comprehensive income (loss), net of taxes	—	—	119,953	—	119,953
Dividends to Genworth	—	—	—	(250,000)	(250,000)
Capital contributions from Genworth	—	5,755	—	—	5,755

Balance December 31, 2019	$—	$2,363,606	$93,431	$1,370,038	$3,827,075

See Notes to Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(Amounts in thousands)	2019	2018
Cash flow from operating activities:
Net income	$677,628	$453,601
Adjustments to reconcile net income from operating activities:
Net (gains) losses on investments	(718)	552
Amortization of fixed maturity securities discounts and premiums	(2,594)	(2,390)
Amortization of deferred acquisition costs and intangibles	15,065	14,037
Acquisition costs deferred	(10,618)	(9,228)
Deferred income taxes	56,731	119,042
Change in fair value of investment in unconsolidated affiliate, excluding cash dividend	(85,491)	77,400
Other	6,220	10,378

Change in certain assets and liabilities:
Accrued investment income	(2,237)	(3,866)
Premiums receivable	(1,155)	(5,752)
Other assets	(31,599)	(6,261)
Loss reserves	(62,817)	(159,576)
Unearned premiums	(38,330)	17,150
Other liabilities	(20,065)	6,029

Net cash provided by (used in) operating activities	500,020	511,116

Cash flows from investing activities:
Purchase of fixed maturity securities available-for-sale	(951,281)	(1,258,824)
Proceeds from sales of fixed maturity securities available-for-sale	257,710	402,479
Maturities of fixed maturity securities available-for-sale	359,311	337,941
Proceeds from sales of investment in unconsolidated affiliate	510,247	20,229

Net cash provided by (used in) investing activities	175,987	(498,175)

Cash flows from financing activities:
Dividends paid to Genworth	(250,000)	(50,000)

Net cash provided by (used in) financing activities	(250,000)	(50,000)

Net (decrease) increase in cash and cash equivalents	426,007	(37,059)
Cash and cash equivalents at beginning of year	159,051	196,110

Cash and cash equivalents at end of year	$585,058	$159,051

Supplementary disclosure of cash flow information:
Non-cash contribution of capital from Genworth	$5,755	$9,100

See Notes to Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2018

(1) Nature of business and organization structure

Nature of Business

Genworth Mortgage Holdings, Inc. (“GMHI”, together with its subsidiaries, the “Company”, “we”, “us” or “our”) has been a wholly owned subsidiary of Genworth Financial, Inc. (“Genworth”) since GMHI’s incorporation in Delaware in 2012. On November 29, 2019, Genworth completed a holding company reorganization whereby Genworth contributed 100% of the issued and outstanding voting securities of the Company to Genworth Holdings, Inc. (“Genworth Holdings”). Post-contribution, the Company is a direct, wholly owned subsidiary of Genworth Holdings, and Genworth Holdings is still a direct, wholly owned subsidiary of Genworth. The Company is engaged in the business of writing and assuming residential mortgage guaranty insurance. The insurance protects lenders and investors against certain losses resulting from nonpayment of loans secured by mortgages, deeds of trust, or other instruments constituting a lien on residential real estate.

In the United States, we offer mortgage insurance products predominantly insuring prime-based, individually underwritten residential mortgage loans (“primary mortgage insurance”). Our private mortgage insurance enables borrowers to buy homes with a down payment of less than 20% of the home’s value. Private mortgage insurance also facilitates the sale of these low down payment mortgage loans in the secondary mortgage market, most of which are sold to government sponsored enterprises. We also selectively enter into insurance transactions with lenders and investors, under which we insure a portfolio of loans at or after origination.

The Company operates its business through its primary insurance subsidiary, Genworth Mortgage Insurance Corporation (“GMICO”), with operations in all 50 states and the District of Columbia. GMICO is an approved private mortgage guaranty insurer by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Fannie Mae and Freddie Mac are government-sponsored enterprises and we refer to them collectively as the “GSEs.”

We also perform fee-based contract underwriting services for mortgage lenders. The provision of underwriting services by mortgage insurers eliminates the duplicative lender and mortgage insurer underwriting activities and expedites the approval process.

We operate our business in a single segment, which is how our chief operating decision maker (who is our chief executive officer) reviews financial performance of the Company and allocates resources. Our segment includes a run-off insurance block with reference properties in Mexico and business activity in South Korea (“run-off business”), which is immaterial to our consolidated financial statements. All insurance policies in South Korea were commuted in 2017, and all business activity in South Korea ceased in 2018.

(2) Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements of the Company are presented on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of GMHI, its subsidiaries and those entities required to be consolidated under the applicable accounting standards. All intercompany transactions and balances have been eliminated.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

These consolidated financial statements have been prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of Genworth. The consolidated financial statements include our assets, liabilities, revenues, expenses and cash flows.

The consolidated financial statements include allocations of certain Genworth expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. The allocated expenses relate to various services that have historically been provided to us by Genworth, including investment management, information technology services and administrative services (such as finance, human resources, employee benefit administration and legal). These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of equity, proportional effort or other relevant measures. Expenses allocated to the Company are not necessarily representative of the amounts that would have been incurred had the Company operated independently of Genworth. See Note 10 for further information regarding the allocation of Genworth expenses.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the amounts included in our consolidated financial statements include our best estimates and assumptions, actual results may vary materially.

Premiums

For monthly insurance contracts, we report premiums as revenue over the period that coverage is provided. For single premium mortgage insurance contracts, we report premiums over the estimated policy life in accordance with the expected pattern of risk emergence as further described in our accounting policy for unearned premiums. In addition, we refund post-delinquent premiums received to the insured party if the delinquent loan goes to claim. We record a liability for premiums received on the delinquent loans consistent with our expectations of ultimate claim rates.

Net Investment Income and Net Investment Gains and Losses

Investment income is recognized when earned. Income or loss upon call or prepayment of available-for-sale fixed maturity securities is recognized in net investment income, except for hybrid securities where the income or loss upon call is recognized in net investment gains and losses. Investment gains and losses are calculated on the basis of specific identification on the trade date.

Investment income on asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective or prospective method. Under the retrospective method used for asset-backed securities of high credit quality (ratings equal to or greater than “AA” or that are backed by a U.S. agency) which cannot be contractually prepaid in such a manner that we would not recover a substantial portion of the initial investment, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for all other asset-backed securities, future cash flows are estimated, and interest income is recognized going forward using the new internal rate of return.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

Other Income

Other income primarily includes underwriting fee revenue and other revenue. Underwriting fee revenue is earned for underwriting services provided on a per-unit or per-diem basis, as defined in the underwriting agreements. Underwriting fee revenue is recognized at the point in time when the service obligation is satisfied.

Investments

The Company’s investment portfolio is managed by Genworth. Purchases, sales, and related investment management decisions are conducted by the Company with the advice of Genworth. As part of these services, the Company is charged an investment management fee, as agreed between both parties. These fees are charged to investment expense and are included in net investment income in the consolidated statements of income. Refer to Note 10 for further details.

Fixed maturity securities classified as available-for-sale are carried at fair value. Changes in the fair value of available-for-sale investments, net of deferred income taxes, are reflected as unrealized investment gains or losses in a separate component of accumulated other comprehensive income (“OCI”). Our portfolio of fixed maturity securities comprises primarily investment grade securities.

Other-Than-Temporary Impairments on Available-For-Sale Securities

As of each balance sheet date, we evaluate securities in an unrealized loss position for other-than-temporary impairments. For debt securities, we consider all available information relevant to the collectability of the security, including information about past events, current conditions, and reasonable and supportable forecasts, when developing the estimate of cash flows expected to be collected. More specifically for asset-backed securities, we also utilize performance indicators of the underlying assets including default or delinquency rates, loan to collateral value ratios, third-party credit enhancements, current levels of subordination, vintage and other relevant characteristics of the security or underlying assets to develop our estimate of cash flows. Estimating the cash flows expected to be collected is a quantitative and qualitative process that incorporates information received from third-party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Where possible, this data is benchmarked against third-party sources.

We recognize other-than-temporary impairments on debt securities in an unrealized loss position when one of the following circumstances exists:

•	we do not expect full recovery of our amortized cost basis when due,

•	the present value of cash flows expected to be collected is less than our amortized cost basis,

•	we intend to sell a security, or

•	it is more likely than not that we will be required to sell a security prior to recovery.

Total other-than-temporary impairments that emerged in the current period are calculated as the difference between the amortized cost and fair value. For other-than-temporarily impaired securities where we do not intend to sell the security and it is not more likely than not that we will be required to sell the security prior to recovery, total other-than-temporary impairments are adjusted by the portion of other-than-temporary impairments recognized in OCI (“non-credit”). Net other-than-temporary impairments recorded in net income (loss) represent the credit loss on the other-than-temporarily impaired securities with the offset recognized as an adjustment to the amortized cost to determine the new amortized cost basis of the securities.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

For securities that were deemed to be other-than-temporarily impaired and a non-credit loss was recorded in OCI, the amount recorded as an unrealized gain (loss) represents the difference between the current fair value and the new amortized cost for each period presented. The unrealized gain (loss) on an other-than-temporarily impaired security is recorded as a separate component in OCI until the security is sold or until we record an other-than-temporary impairment where we intend to sell the security or will be required to sell the security prior to recovery.

To estimate the amount of other-than-temporary impairment attributed to credit losses on debt securities where we do not intend to sell the security and it is not more likely than not that we will be required to sell the security prior to recovery, we determine our best estimate of the present value of the cash flows expected to be collected from a security using the effective yield on the security prior to recording any other-than-temporary impairment. If the present value of the discounted cash flows is lower than the amortized cost of the security, the difference between the present value and amortized cost represents the credit loss associated with the security with the remaining difference between fair value and amortized cost recorded as a non-credit other-than-temporary impairment in OCI.

The evaluation of other-than-temporary impairments is subject to risks and uncertainties and is intended to determine the appropriate amount and timing for recognizing an impairment charge. The assessment of whether such impairment has occurred is based on management’s best estimate of the cash flows expected to be collected at the individual security level. We regularly monitor our investment portfolio to ensure that securities that may be other-than-temporarily impaired are identified in a timely manner and that any impairment charge is recognized in the proper period.

While the other-than-temporary impairment model for debt securities generally includes fixed maturity securities, there are certain hybrid securities that are classified as fixed maturity securities where the application of a debt impairment model depends on whether there has been any evidence of deterioration in credit of the issuer, such as a downgrade to below investment grade. Under certain circumstances, evidence of deterioration in credit of the issuer may result in the application of the equity securities impairment model.

Investment in Unconsolidated Affiliate

Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting except in cases where the fair value option has been elected. For such investments where we have elected the fair value option, the election is irrevocable and is applied on an investment by investment basis at initial recognition. The change in fair value of such investments is included within change in fair value of unconsolidated affiliate in the consolidated statements of income. See Note 3 for details.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have fixed maturity securities, which are carried at fair value, and an investment in an unconsolidated affiliate for which the fair value option has been elected.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

assumptions in the absence of observable market information. We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

All assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations for which inputs are observable or where those significant value drivers are observable.

•	Level 3—Instruments for which significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as equity securities and actively traded mutual fund investments.

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity securities; government or agency securities; and certain asset-backed securities.

Level 3 comprises financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In certain instances, this category may also utilize non-binding broker quotes. This category primarily consists of certain less liquid fixed maturity securities where we cannot corroborate the significant valuation inputs with market observable data.

As of each reporting period, all assets and liabilities recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of including a particular input. We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. See Note 4 for additional information related to fair value measurements.

Cash and Cash Equivalents

Certificates of deposit, money market funds and other time deposits with original maturities of 3 months or less are considered cash equivalents in the consolidated balance sheets and consolidated statements of cash flows. Items with maturities greater than 3 months but less than one year at the time of acquisition are considered short-term investments.

Accrued Investment Income

Accrued investment income consists primarily of interest. Interest is recognized on an accrual basis, and dividends are recorded as earned on the ex-dividend date. Interest income is not recorded on fixed maturity

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

securities in default and fixed maturity securities delinquent more than 90 days or where collection of interest is improbable.

Deferred Acquisition Costs (“DAC”)

Acquisition costs include costs that are directly related to the successful acquisition of new insurance contracts. Acquisition costs are deferred and amortized to the extent they are recoverable from future profits. Acquisition costs primarily consist of underwriting costs and are amortized in proportion to estimated gross profit. Considerable judgment is used in evaluating these estimates and the assumptions on which they are based. The use of different assumptions may have a significant effect on the amortization of deferred acquisition costs.

Deferred acquisition costs were $30.3 million and $28.1 million for the years ended December 31, 2019 and 2018, respectively. Amortization of DAC was $8.4 million and $9.1 million for the years ended December 31, 2019 and 2018, respectively, and was included within amortization of deferred acquisition costs and intangibles in the consolidated statements of income.

Premium Deficiency Reserves (“PDR”)

Premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. The discount rate used in the calculation is based upon our pretax investment yield. The Company does not utilize anticipated investment income on the Company’s assets when evaluating the need for a PDR. The calculation of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The differences between the actual results and our estimates could vary materially. The Company completed a PDR analysis as of December 31, 2019 and 2018, and determined that no PDR was required.

Reinsurance

Premium revenue, benefits and acquisition and operating expenses, net of deferrals, are reported net of the amounts relating to reinsurance ceded to other companies. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies. See Note 6 for details.

Loss reserves

Loss reserves represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of: (a) losses that have been reported to the insurer; (b) losses related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated; and (c) loss adjustment expenses (“LAE”). Loss adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process and adjust claims. Consistent with U.S. GAAP and industry accounting practices, we do not establish loss reserves for future claims on insured loans that are not in default or believed to be in default.

Estimates and actuarial assumptions used for establishing loss reserves involve the exercise of significant judgment, and changes in assumptions or deviations of actual experience from assumptions can have material

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

impacts on our loss reserves and net income (loss). Because these assumptions relate to factors that are not known in advance, change over time, are difficult to accurately predict and are inherently uncertain, we cannot determine with precision the ultimate amounts we will pay for actual claims or the timing of those payments. The sources of uncertainty affecting the estimates are numerous and include factors internal and external to the Company. Internal factors include, but are not limited to, changes in the mix of exposures, loss mitigation activities and claim settlement practices. Significant external influences include changes in home prices, unemployment, government housing policies, state foreclosure timeline, general economic conditions, interest rates, tax policy, credit availability, and mortgage products. Small changes in assumptions or small deviations of actual experience from assumptions can have, and in the past have had, material impacts on our reserves, results of operations and financial condition.

We establish reserves to recognize the estimated liability for losses and LAE related to defaults on insured mortgage loans. Loss reserves are established by estimating the number of loans in our inventory of delinquent loans that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. The estimates are determined using a factor-based approach, in which assumptions of claim rates for loans in default and the average amount paid for loans that result in a claim are calculated using traditional actuarial techniques. Over time, as the status of the underlying delinquent loans moves toward foreclosure and the likelihood of the associated claim loss increases, the amount of the loss reserves associated with the potential claims may also increase.

Management monitors actual experience, and where circumstances warrant, will revise its assumptions. Our liability for loss reserves is reviewed regularly, with changes in our estimates of future claims recorded through net income (loss). Estimation of losses are based on historical claim and cure experience and covered exposures and is inherently judgmental. Future developments may result in losses greater or less than the liability for loss reserves provided.

Unearned Premiums

Premiums written on single premium policies and annual premium policies are initially deferred as unearned premium reserve and earned over the policy life. A portion of the revenue from single premium policies is recognized in premiums earned in the current period, and the remaining portion is deferred as unearned premiums and earned over the estimated expiration of risk of the policy. If single premium policies are cancelled and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized to earned premiums upon notification of the cancellation. For borrower-paid mortgage insurance, coverage ceases either because a borrower pays off their mortgage in full, or when a lender cancels or terminates coverage under the Homeowners Protection Act of 1998 once the loan-to-value ratio reaches 80 percent or 78 percent, respectively.

We periodically review our premium earnings recognition models with any adjustments to the estimates reflected on a retrospective basis in current period income. These reviews include the consideration of recent and projected loss and policy cancellation experience, and adjustments to the estimated earnings patterns are made, if warranted. In 2019, the review resulted in an increase in earned premiums of $13.7 million. There was no adjustment recorded in 2018.

Share-Based Compensation

Certain of the Company’s employees participate in Genworth’s incentive plans, under which the Company’s employees may be granted share-based awards, including stock options. Compensation expense is recognized

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

based on a grant date fair value, adjusted for expected forfeitures, through the income statement over the respective vesting period of the awards. See Note 9 for additional information related to share-based compensation.

Employee Benefit Plans

The Company’s employees are provided a number of Genworth employee benefits. Genworth, as sponsor of these employee benefit plans, is ultimately responsible for maintenance of these plans in compliance with applicable laws. The plans are accounted for by Genworth in accordance with relevant accounting guidance. Expenses related to employee benefits are included within acquisition and operating expenses, net of deferrals in the consolidated statements of income. See Note 8 for additional information related to employee benefits.

Income Taxes

We determine deferred tax assets and/or liabilities by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled if there is no change in law. The effect on deferred taxes of a change in tax rates is recognized in net income (loss) in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on our assessment of the realizability of such amounts.

The Company has elected to participate in a single U.S. consolidated income tax return filing (the “Genworth consolidated return”). All Genworth companies domesticated in the United States are included in the Genworth consolidated return as allowed by the tax law and regulations. We have a tax sharing agreement in place and all intercompany balances related to this agreement are settled at least annually. Refer to Note 7 for further details.

Variable Interest Entities

We are involved in certain entities that are considered variable interest entities (“VIEs”) as defined under U.S. GAAP, and, accordingly, we evaluate the VIE to determine whether we are the primary beneficiary and are required to consolidate the assets and liabilities of the entity. The primary beneficiary of a VIE is the enterprise that has the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance and has the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. The determination of the primary beneficiary for a VIE can be complex and requires management judgment regarding the expected results of the entity and how those results are absorbed by variable interest holders, as well as which party has the power to direct activities that most significantly impact the performance of the VIEs.

We have a reinsurance agreement with an entity that is considered a VIE. Our involvement with this VIE includes significant insurance risk and a reasonable possibility of a significant loss but does not result in the unilateral power to direct the activities that most significantly affect the VIE’s economic performance or result in the obligation to absorb losses or the right to receive benefits. Accordingly, consolidation of the VIE is not required. The assets of the VIE are deposited in a reinsurance trust for our benefit that will be the source of reinsurance claim payments. See Note 6 for details.

Accounting Pronouncements Adopted

Amortization Period of Certain Callable Debt Securities Held at a Premium

On January 1, 2019, we adopted new accounting guidance related to the shortening of the amortization period of certain callable debt securities held at a premium. The guidance requires the premium to be amortized

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

to the earliest call date. This change does not apply to securities held at a discount. We adopted this new accounting guidance using the modified retrospective method, which had no significant impact on our consolidated financial statements at adoption.

Accounting for Leases

On January 1, 2019, we adopted new accounting guidance related to the accounting for leases. The new guidance generally requires lessees to recognize both a right-of-use asset and a corresponding lease liability on the balance sheet. We adopted this new accounting guidance using the effective date transition method, which permits entities to apply the new lease standard using a modified retrospective transition approach at the date of adoption. As such, historical periods will continue to be measured and presented under the previous guidance while current and future periods will be subject to this new accounting guidance. The package of practical expedients was also elected upon adoption. Upon adoption we recorded a $22.6 million right-of-use asset related to operating leases and a $23.4 million lease liability. In addition, we de-recognized accrued rent expense of $0.8 million recorded under the previous accounting guidance. The right-of-use asset and the lease liability are included in other assets and other liabilities, respectively, and did not have a significant impact on our consolidated balance sheet as of December 31, 2019. The initial measurement of our right-of-use asset had no significant initial direct costs, prepaid lease payments or lease incentives; therefore, a cumulative-effect adjustment was not recorded to the opening retained earnings balance as a result of the change in accounting principle.

Our leased assets are classified as operating leases and consist of office space in two locations in the United States. Lease payments included in the calculation of our lease liability include fixed amounts contained within each rental agreement and variable lease payments that are based upon an index or rate. We have elected to combine lease and non-lease components, as permitted under this new accounting guidance, and as a result, non-lease components are included in the calculation of our lease liability as opposed to being separated and accounted for as consideration under the new revenue recognition standard. Our remaining lease terms ranged from less than 3 years to 8 years and had a weighted-average remaining lease term of 7.9 years as of December 31, 2019. The implicit rate of our lease agreements was not readily determinable; therefore, we utilized our incremental borrowing rate to discount future lease payments. The weighted-average discount rate was 7.1% as of December 31, 2019.

In 2019, under this new accounting guidance, annual rental expense was $4.2 million. Annual rental expense and future minimum lease payments were not significantly different under this new accounting guidance as compared to the previous guidance. See Note 11 for details.

Stranded Tax Effects

On January 1, 2018, we early adopted new accounting guidance on the reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act (“TCJA”), or “stranded tax effects.” Under U.S. GAAP, deferred tax assets and liabilities are adjusted for the effect of a change in tax laws or rates with the effect included in income (loss) from continuing operations in the period that the changes were enacted. This also includes situations in which the related tax effects were originally recognized in other comprehensive income (loss) as opposed to net income (loss).

The accounting for the temporary differences related to investment in foreign subsidiaries recorded in accumulated other comprehensive income (loss) at adoption of the TCJA were provisional. Additional

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reclassification adjustments are permitted under this new accounting guidance in future periods as the tax effects of the TCJA on related temporary differences are finalized. However, no reclassification adjustments were recorded during the second, third or fourth quarters of 2018. Other than those effects related to the TCJA, our policy is to release stranded tax effects from accumulated other comprehensive income (loss) using the portfolio approach for items related to investments and derivatives, and upon disposition of a subsidiary for items related to outside basis differences.

Accounting for Share-Based Compensation as a Modification

On January 1, 2018, we adopted new accounting guidance that clarifies when to account for a change to share-based compensation as a modification. The new guidance requires modification accounting only if there are changes to the fair value, vesting conditions or classification as a liability or equity of the share-based compensation. We adopted this new accounting guidance prospectively, and therefore, the guidance did not have any impact at adoption.

Income Tax Effects of Intra-Entity Transfers of Assets Other Than Inventory

On January 1, 2018, we adopted new accounting guidance related to the income tax effects of intra-entity transfers of assets other than inventory. The new guidance states that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. We adopted this new accounting guidance using the modified retrospective method, which did not have a significant impact on our consolidated financial statements or disclosures at adoption.

Classification of Certain Cash Payments and Receipts

On January 1, 2018, we adopted new accounting guidance related to the classification of certain cash payments and cash receipts on our statements of cash flows. The guidance reduces diversity in practice related to eight specific cash flow issues. We adopted this new accounting guidance using the modified retrospective method, which did not have a significant impact on our consolidated financial statements at adoption.

Recognition and Measurement of Financial Assets and Liabilities

On January 1, 2018, we adopted new accounting guidance related to the recognition and measurement of financial assets and financial liabilities. Changes to the current financial instruments accounting primarily affects equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. Under the new guidance, equity investments with readily determinable fair value, except those accounted for under the equity method of accounting, are measured at fair value with changes in fair value recognized in net income (loss). The new guidance also clarifies that the need for a valuation allowance on a deferred tax asset related to available-for-sale securities should be evaluated in combination with other deferred tax assets. We adopted this new accounting guidance using the modified retrospective method which did not have a significant impact on our consolidated financial statements at adoption.

Revenue Recognition

On January 1, 2018, we adopted new accounting guidance related to revenue from contracts with customers. The key principle of the new guidance is that entities should recognize revenue to depict the transfer of promised

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Years Ended December 31, 2019 and 2018

goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. The Financial Accounting Standards Board (the “FASB”) has clarified that insurance contracts, including mortgage insurance contracts, are specifically excluded from the scope of this new guidance. We adopted this new accounting guidance, which applies to our underwriting fee revenue, using the modified retrospective method, which did not have a significant impact on our consolidated financial statements at adoption.

Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued new accounting guidance related to simplifying the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. We revised our plan adoption date as a private company, and accordingly this new accounting guidance is now effective for us on January 1, 2022, using the retrospective method or modified retrospective method for certain changes and prospective method for all other changes, with early adoption permitted. Should we issue securities registered under the Securities Act of 1933, as amended (the “Securities Act”) as a public company, this new accounting guidance would be effective for us on January 1, 2021. We are in process of evaluating the impact the guidance may have on our consolidated financial statements and disclosures.

In August 2018, the FASB issued new accounting guidance related to disclosure requirements for defined benefit plans as part of its disclosure framework project. The guidance adds, eliminates and modifies certain disclosure requirements for defined benefit pension and other postretirement benefit plans. We adopted this new accounting guidance on January 1, 2020, using the retrospective method, which did not have a significant impact on our consolidated financial statements and disclosures.

In August 2018, the FASB issued new accounting guidance related to fair value disclosure requirements as part of its disclosure framework project. The guidance adds, eliminates and modifies certain disclosure requirements for fair value measurements. The guidance includes new disclosure requirements related to the change in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. We adopted this new accounting guidance on January 1, 2020, using the prospective method for disclosures related to changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period, the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty and the retrospective method for all other disclosures. This accounting guidance did not have a significant impact on our consolidated financial statements and disclosures.

In June 2016, the FASB issued new accounting guidance related to accounting for credit losses on financial instruments. The guidance requires entities to recognize an allowance equal to its estimate of lifetime expected credit losses and applies to most debt instruments not measured at fair value. The new guidance retains most of the existing impairment guidance for available-for-sale debt securities but amends the presentation of credit losses to be presented as an allowance as opposed to a write-down and permits the reversal of credit losses when reassessing changes in the credit losses each reporting period. The new guidance further requires that expected credit losses on premiums receivable are measured in accordance with the credit loss requirements for financial instruments measured at amortized cost. Due to the short-term nature of the Company’s premiums receivable, we consider lifetime expected credit losses on premiums receivable to be substantially immaterial. We revised our

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Years Ended December 31, 2019 and 2018

plan adoption date as a private company, and accordingly this new accounting guidance is now effective for us on January 1, 2023, using the modified retrospective method, with early adoption permitted. Should we issue securities registered under the Securities Act as a public company, this new accounting guidance would be effective for us on January 1, 2020. Adoption of the new accounting guidance is not expected to have a significant impact on our financial statements and disclosures.

(3) Investments

Net Investment Income

Sources of net investment income were as follows for the year ended December 31:

(Amounts in thousands)	2019	2018
Fixed maturity available-for-sale securities	$117,407	$94,031
Cash and cash equivalents	3,881	2,841

Gross investment income before expenses and fees	121,288	96,872
Investment expenses and fees	(4,361)	(3,674)

Net investment income	$116,927	$93,198

Available-for-Sale Securities

The amortized cost, gross unrealized gains (losses) and fair value of our fixed maturity securities classified as available-for-sale were as follows:

2019 (Amounts in thousands)	Amortized cost	Unrealized gain	Unrealized loss	Fair value
U.S. government, agencies and GSEs	$90,815	$1,535	$(14)	$92,336
State and political subdivisions	88,482	9,706	(29)	98,159
Non-U.S. government	18,806	628	—	19,434
U.S. corporate	2,175,580	86,489	(623)	2,261,446
Non-U.S. corporate	349,975	14,525	(31)	364,469
Other asset-backed	919,689	9,923	(1,024)	928,588

Total fixed maturities	$3,643,347	$122,806	$(1,721)	$3,764,432

2018 (Amounts in thousands)	Amortized cost	Unrealized gain	Unrealized loss	Fair value
U.S. government, agencies and GSEs	$86,238	$338	$(1,386)	$85,190
State and political subdivisions	137,394	6,447	(1,716)	142,125
Non-U.S. government	31,878	87	(462)	31,503
U.S. corporate	1,992,558	6,430	(30,320)	1,968,668
Non-U.S. corporate	324,522	532	(9,178)	315,876
Other asset-backed	733,185	2,412	(4,462)	731,135

Total fixed maturities	$3,305,775	$16,246	$(47,524)	$3,274,497

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

Gross Unrealized Losses and Related Fair Values of Available-for-Sale Securities

The following tables present the gross unrealized losses and fair values of our investment securities, aggregated by investment type and length of time that individual investment securities have been in a continuous unrealized loss position:

	Less than 12 months			12 months or more			Total
2019 (Amounts in thousands)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities
Fixed maturity securities:
U.S. government, agencies and GSEs	$1,856	$(13)	1	$2,129	$(1)	1	$3,985	$(14)	2
State and political subdivisions	9,221	(29)	3	—	—	—	9,221	(29)	3
Non-U.S. government	—	—	—	—	—	—	—	—	—
U.S. corporate	57,946	(623)	11	—	—	—	57,946	(623)	11
Non-U.S. corporate	4,976	(6)	1	6,007	(25)	2	10,983	(31)	3
Other asset-backed securities	169,880	(717)	29	48,759	(307)	13	218,639	(1,024)	42

Total fixed maturity securities in an unrealized loss position	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61

	Less than 12 months			12 months or more			Total
2018 (Amounts in thousands)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities
Fixed maturity securities:
U.S. government, agencies and GSEs	$19,221	$(164)	5	$51,079	$(1,222)	16	$70,300	$(1,386)	21
State and political subdivisions	29,141	(190)	11	58,011	(1,526)	21	87,152	(1,716)	32
Non-U.S. government	11,638	(308)	1	12,816	(154)	3	24,454	(462)	4
U.S. corporate	938,966	(15,934)	201	457,306	(14,386)	103	1,396,272	(30,320)	304
Non-U.S. corporate	194,881	(6,293)	44	60,149	(2,885)	17	255,030	(9,178)	61
Other asset-backed securities	204,104	(2,044)	46	236,916	(2,418)	66	441,020	(4,462)	112

Total fixed maturity securities in an unrealized loss position	$1,397,951	$(24,933)	308	$876,277	$(22,591)	226	$2,274,228	$(47,524)	534

As of December 31, 2019, we held 61 individual fixed maturity securities that were in an unrealized loss position, of which 16 were in a continuous unrealized loss position for 12 months or more. These unrealized losses were primarily attributable to the increase in interest rates, mostly concentrated in other asset-backed securities and corporate securities.

For all securities in an unrealized loss position, we expect to recover the amortized cost based on our estimate of the amount and timing of cash flows to be collected. We do not intend to sell, nor do we expect that we will be required to sell these securities prior to recovering our amortized cost.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

Contractual Maturities of Fixed Maturity Securities Available-for-sale

The scheduled maturity distribution of fixed maturity securities is set forth in the tables below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

2019 (Amounts in thousands)	Amortized cost	Fair value
Due in one year or less	$230,837	$232,470
Due after one year through five years	1,589,449	1,638,658
Due after five years through ten years	867,013	923,849
Due after ten years	36,359	40,867

Subtotal	2,723,658	2,835,844
Other asset-backed securities	919,689	928,588

Total fixed maturities	$3,643,347	$3,764,432

2018 (Amounts in thousands)	Amortized cost	Fair value
Due in one year or less	$148,784	$148,328
Due after one year through five years	1,385,318	1,365,650
Due after five years through ten years	1,009,629	997,533
Due after ten years	28,859	31,851

Subtotal	2,572,590	2,543,362
Other asset-backed securities	733,185	731,135

Total fixed maturities	$3,305,775	$3,274,497

As of December 31, 2019, we did not hold any fixed maturity securities in any single issuer, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of equity.

As of December 31, 2019 and 2018, $26.1 million and $25.6 million, respectively, of securities were on deposit with various state insurance commissioners in order to comply with relevant insurance regulations.

Net Investment Gains (Losses)

The following table sets forth net investment gains (losses) for the years ended December 31:

(Amounts in thousands)	2019	2018
Fixed maturity available-for-sale securities:
Gross realized gains	$1,270	$12,401
Gross realized (losses)	(552)	(12,953)

Net investment gains (losses)	$718	$(552)

Other-Than-Temporary Impairments

The Company had no other-than-temporary impairment charges for the years ended December 31, 2019 and 2018.

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Years Ended December 31, 2019 and 2018

Unrealized Investment Gains and Losses

The change in net unrealized gains (losses) on fixed maturity available-for-sale securities reported in accumulated other comprehensive income (loss) was as follows as of and for the years ended December 31:

(Amounts in thousands)	2019	2018
Beginning balance	$(26,522)	$16,690
Unrealized gains (losses) arising during the period:
Unrealized gains (losses) on investment securities	153,062	(55,452)
Provision for income taxes	(32,557)	11,804

Change in unrealized gains (losses) on investment securities	120,505	(43,648)
Reclassification adjustments to net investment (gains) losses, net of taxes of $(147) and $116, respectively	(552)	436

Change in net unrealized investment gains (losses)	119,953	(43,212)

Ending balance	$93,431	$(26,522)

Investment in Unconsolidated Affiliate

As of December 31, 2018, the Company held 14.4 million, or approximately 16.4%, of outstanding common shares of Genworth MI Canada Inc. (“Genworth Canada”), a publicly traded company on the Toronto Stock Exchange. The Company concluded it had significant influence over Genworth Canada primarily due to board representation, and therefore, the Company classified its investment in Genworth Canada as an equity method investment. We have elected to account for the investment in Genworth Canada under the fair value option because the investment has a readily determinable fair value.

On December 12, 2019, we completed the sale of our investment in Genworth Canada to an affiliate of Brookfield Business Partners L.P. (“Brookfield”) and received approximately $501.8 million in net cash proceeds. We also received cash proceeds from the sale of common shares in Genworth Canada of $8.4 million and $20.2 million in 2019 and 2018, respectively, related to share repurchases from Genworth Canada.

The fair value of the investment in Genworth Canada was $0 and $424.8 million as of December 31, 2019 and 2018, respectively. The change in fair value of the investment in Genworth Canada was $127.4 million and $(55.6) million in 2019 and 2018, respectively, and is included within change in fair value of unconsolidated affiliate in the consolidated statements of income, net of tax provision (benefit) for income taxes of $12.1 million and $(25.3) million in 2019 and 2018, respectively.

The following tables present summarized financial information for our investment in Genworth Canada as of and for the years ended:

(Amounts in thousands)	December 31, 2018
Balance sheet data:
Total assets	$4,978,204
Total liabilities	$2,074,399

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

	For the years ended December 31,
(Amounts in thousands)	2019 (1)	2018
Statements of income data:
Revenue	$585,066	$529,202
Expense	$197,889	$193,734

(1)	Amounts represent activity from January 1, 2019 to December 12, 2019, the period the Company held an equity method investment in Genworth Canada.

(4) Fair value

Valuation Methodologies of Fixed Maturity Securities Measured at Fair Value

We have fixed maturity available-for-sale securities, which are carried at fair value. The fair value of fixed maturity securities is estimated primarily based on information derived from third-party pricing services (“pricing services”), internal models and/or third-party broker provided prices (“broker quotes”), which use a market approach, income approach or a combination of the market and income approach depending on the type of instrument and availability of information. In general, a market approach is utilized if there is readily available and relevant market activity for an individual security. In certain cases where market information is not available for a specific security but is available for similar securities, a security is valued using that market information for similar securities, which is also a market approach. When market information is not available for a specific security or is available but such information is less relevant or reliable, an income approach or a combination of a market and income approach is utilized. For securities with optionality, such as call or prepayment features (including asset-backed securities), an income approach may be used. In addition, a combination of the results from market and income approaches may be used to estimate fair value. These valuation techniques may change from period to period, based on the relevance and availability of market data.

We utilize certain third-party data providers when determining fair value. We consider information obtained from pricing services as well as broker quotes in our determination of fair value. Additionally, we utilize internal models to determine the valuation of securities using an income approach where the inputs are based on third-party provided market inputs. While we consider the valuations provided by pricing services and broker quotes to be of high quality, management determines the fair value of our investment securities after considering all relevant and available information. We also use various methods to obtain an understanding of the valuation methodologies and procedures used by third-party data providers to ensure sufficient understanding to evaluate the valuation data received, including an understanding of the assumptions and inputs utilized to determine the appropriate fair value. For pricing services, we analyze the prices provided by our primary pricing services to other readily available pricing services and perform a detailed review of the assumptions and inputs from each pricing service to determine the appropriate fair value when pricing differences exceed certain thresholds. We evaluate changes in fair value that are greater than certain pre-defined thresholds each month to further aid in our review of the accuracy of fair value measurements and our understanding of changes in fair value, with more detailed reviews performed by the asset managers responsible for the related asset class associated with the security being reviewed. A pricing committee provides additional oversight and guidance in the evaluation and review of the pricing methodologies used to value our investment portfolio.

In general, we first obtain valuations from pricing services. If a price is not supplied by a pricing service, we will typically seek a broker quote for public or private fixed maturity securities. In certain instances, we utilize price caps for broker quoted securities where the estimated market yield results in a valuation that may exceed

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Years Ended December 31, 2019 and 2018

the amount that we believe would be received in a market transaction. For certain private fixed maturity securities where we do not obtain valuations from pricing services, we utilize an internal model to determine fair value since transactions for identical securities are not readily observable and these securities are not typically valued by pricing services. For all securities, excluding certain private fixed maturity securities, if neither a pricing service nor broker quotes valuation is available, we determine fair value using internal models.

For pricing services, we obtain an understanding of the pricing methodologies and procedures for each type of instrument. Additionally, on a monthly basis we review a sample of securities, examining the pricing service’s assumptions to determine if we agree with the service’s derived price. When available, we also evaluate the prices sampled as compared to other public prices. If a variance greater than a pre-defined threshold is noted, additional review of the price is executed to ensure accuracy. In general, a pricing service does not provide a price for a security if sufficient information is not readily available to determine fair value or if such security is not in the specific sector or class covered by a particular pricing service. Given our understanding of the pricing methodologies and procedures of pricing services, the securities valued by pricing services are typically classified as Level 2 unless we determine the valuation process for a security or group of securities utilizes significant unobservable inputs, which would result in the valuation being classified as Level 3.

For private fixed maturity securities, we utilize an income approach where we obtain public bond spreads and utilize those in an internal model to determine fair value. Other inputs to the model include rating and weighted-average life, as well as sector which is used to assign the spread. We then add an additional premium, which represents an unobservable input, to the public bond spread to adjust for the liquidity and other features of our private placements. We utilize the estimated market yield to discount the expected cash flows of the security to determine fair value. We utilize price caps for securities where the estimated market yield results in a valuation that may exceed the amount that would be received in a market transaction and value all private fixed maturity securities at par that have less than 12 months to maturity. When a security does not have an external rating, we assign the security an internal rating to determine the appropriate public bond spread that should be utilized in the valuation. To evaluate the reasonableness of the internal model, we review a sample of private fixed maturity securities each month. In that review we compare the modeled prices to the prices of similar public securities in conjunction with analysis on current market indicators. If a pricing variance greater than a pre-defined threshold is noted, additional review of the price is executed to ensure accuracy. At the end of each month, all internally modeled prices are compared to the prior month prices with an evaluation of all securities with a month-over-month change greater than a pre-defined threshold. While we generally consider the public bond spreads by sector and maturity to be observable inputs, we evaluate the similarities of our private placement with the public bonds, any price caps utilized, liquidity premiums applied, and whether external ratings are available for our private placements to determine whether the spreads utilized would be considered observable inputs. We classify private securities without an external rating or public bond spread as Level 3. In general, increases (decreases) in credit spreads will decrease (increase) the fair value for our fixed maturity securities.

For broker quotes, we consider the valuation methodology utilized by the third party and analyze a sample each month to assess reasonableness given then-current market conditions. Broker quotes are typically based on an income approach given the lack of available market data. As the valuation typically includes significant unobservable inputs, we classify the securities where fair value is based on our consideration of broker quotes as Level 3 measurements.

For remaining securities priced using internal models, we determine fair value using an income approach. We analyze a sample each month to assess reasonableness given then-current market conditions. We maximize the use of observable inputs but typically utilize significant unobservable inputs to determine fair value. Accordingly, the valuations are typically classified as Level 3.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

A summary of the inputs used for our fixed maturity securities based on the level in which instruments are classified is included below. We have consolidated certain classes of instruments together as the nature of the inputs is similar.

Level 1 measurements

The Company had no fixed maturity securities classified as Level 1 as of December 31, 2019 and 2018.

Level 2 measurements

Third-party Pricing Services

In estimating the fair value of fixed maturity securities, approximately 96% of our portfolio is priced using third-party pricing sources. These pricing services utilize industry-standard valuation techniques that include market-based approaches, income-based approaches, a combination of market-based and income-based approaches or other proprietary, internally generated models as part of the valuation processes. These third-party pricing vendors maximize the use of publicly available data inputs to generate valuations for each asset class. Priority and type of inputs used may change frequently as certain inputs may be more direct drivers of valuation at the time of pricing. Examples of significant inputs incorporated by third-party pricing services may include sector and issuer spreads, seasoning, capital structure, security optionality, collateral data, prepayment assumptions, default assumptions, delinquencies, debt covenants, benchmark yields, trade data, dealer quotes, credit ratings, maturity and weighted-average life. We conduct regular meetings with our third-party pricing services for the purpose of understanding the methodologies, techniques and inputs used by the third-party pricing providers. The following table presents a summary of the significant inputs used by our third-party pricing services for certain fair value measurements of fixed maturity securities that are classified as Level 2 as of December 31, 2019:

2019 (Amounts in thousands)	Fair value	Primary methodologies	Significant inputs
U.S. government, agencies and GSEs	$92,336	Price quotes from trading desk, broker feeds	Bid side prices, trade prices, Option Adjusted Spread (“OAS”) to swap curve, Bond Market Association OAS, Treasury Curve, Agency Bullet Curve, maturity to issuer spread

State and political subdivisions	$98,159	Multi-dimensional attribute-based modeling systems, third-party pricing vendors	Trade prices, material event notices, Municipal Market Data benchmark yields, broker quotes

Non-U.S. government	$19,434	Matrix pricing, spread priced to benchmark curves, price quotes from market makers	Benchmark yields, trade prices, broker quotes, comparative transactions, issuer spreads, bid-offer spread, market research publications, third-party pricing sources

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

2019 (Amounts in thousands)	Fair value	Primary methodologies	Significant inputs

U.S. corporate	$2,053,899	Multi-dimensional attribute-based modeling systems, broker quotes, price quotes from market makers, internal models, OAS-based models	Bid side prices to Treasury Curve, Issuer Curve, which includes sector, quality, duration, OAS percentage and change for spread matrix, trade prices, comparative transactions, Trade Reporting and Compliance Engine (“TRACE”) reports

Non-U.S. corporate	$240,044	Multi-dimensional attribute-based modeling systems, OAS-based models, price quotes from market makers	Benchmark yields, trade prices, broker quotes, comparative transactions, issuer spreads, bid-offer spread, market research publications, third-party pricing sources

Other asset-backed securities	$924,550	Multi-dimensional attribute-based modeling systems, spread matrix priced to swap curves, price quotes from market makers, internal models	Spreads to daily updated swaps curves, spreads derived from trade prices and broker quotes, bid side prices, new issue data, collateral performance, analysis of prepayment speeds, cash flows, collateral loss analytics, historical issue analysis, trade data from market makers, TRACE reports

Internal Models

A portion of our U.S. corporate and non-U.S. corporate securities are valued using internal models. The fair value of these fixed maturity securities was $107.7 million and $47.2 million, respectively, as of December 31, 2019. Internally modeled securities are primarily private fixed maturity securities where we use market observable inputs such as an interest rate yield curve, published credit spreads for similar securities based on the external ratings of the instrument and related industry sector of the issuer. Additionally, we may apply certain price caps and liquidity premiums in the valuation of private fixed maturity securities. Price caps and liquidity premiums are established using inputs from market participants.

Level 3 measurements

Internal Models

A portion of our U.S. corporate, non-U.S. corporate, and other asset-backed securities are valued using internal models. The primary inputs to the valuation of the bond population include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, duration, call provisions, issuer rating, benchmark yields and credit spreads. Certain private fixed maturity securities are valued using an internal model using market observable inputs such as interest rate yield curve, as well as published credit spreads for similar securities where there are no external ratings of the instrument and include a significant unobservable input. Additionally, we may apply certain price caps and liquidity premiums in the valuation of private fixed maturity securities. Price caps are established using inputs from market participants. For structured securities, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, weighted-average coupon, weighted-average maturity, issuer rating, structure of the security, expected prepayment speeds and volumes, collateral type, current and forecasted loss severity, average delinquency rates, vintage of the loans, geographic region, debt service coverage ratios, payment priority with the tranche, benchmark yields and credit spreads. The fair value of our Level 3 fixed maturity securities priced using internal models was $181.1 million as of December 31, 2019.

Broker Quotes

A portion of our U.S. corporate, non-U.S. corporate, and other asset-backed securities are valued using broker quotes. Broker quotes are obtained from third-party providers that have current market knowledge to provide a reasonable price for securities not routinely priced by third-party pricing services. Brokers utilized for valuation of assets are reviewed annually. There were no Level 3 fixed maturity securities priced by broker quotes as of December 31, 2019.

Valuation Methodologies of Investment in Unconsolidated Affiliate at Fair Value

Level 1 measurements

The Company’s investment in common shares of Genworth Canada was classified as Level 1 as of December 31, 2018. The Company had no investments in unconsolidated affiliates classified as Level 1 as of December 31, 2019. The primary inputs to the valuation of publicly traded common shares include quoted prices for the identical instrument.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth our assets by class of instrument that are measured at fair value on a recurring basis as of December 31:

2019 (Amounts in thousands)	Total	Level 1	Level 2	Level 3
Fixed maturity securities:
U.S. government, agencies and GSEs	$92,336	$—	$92,336	$—
State and political subdivisions	98,159	—	98,159	—
Non-U.S. government	19,434	—	19,434	—
U.S. corporate	2,261,446	—	2,161,584	99,862
Non-U.S. corporate	364,469	—	287,280	77,189
Other asset-backed securities	928,588	—	924,550	4,038

Total fixed maturity securities	3,764,432	—	3,583,343	$181,089
Investment in unconsolidated affiliate	—	—	—	—

Total	$3,764,432	$—	$3,583,343	$181,089

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

2018 (Amounts in thousands)	Total	Level 1	Level 2	Level 3
Fixed maturity securities:
U.S. government, agencies and GSEs	$85,190	$—	$85,190	$—
State and political subdivisions	142,125	—	142,125	—
Non-U.S. government	31,503	—	31,503	—
U.S. corporate	1,968,668	—	1,892,136	76,532
Non-U.S. corporate	315,876	—	250,342	65,534
Other asset-backed securities	731,135	—	727,205	3,930

Total fixed maturity securities	3,274,497	—	3,128,501	145,996
Investment in unconsolidated affiliate	424,756	424,756	—	—

Total	$3,699,253	$424,756	$3,128,501	$145,996

The Company has no liabilities recorded at fair value.

We review the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers between levels at the beginning fair value for the reporting period in which the changes occur. Given that we have no fixed maturity securities classified as Level 1, we typically do not have any transfers between Level 1 and Level 2 measurement categories and did not have any such transfers during any period presented.

Our assessment of whether or not there were significant unobservable inputs related to fixed maturity securities was based on our observations obtained through the course of managing our investment portfolio, including interaction with other market participants, observations related to the availability and consistency of pricing and/or rating, and understanding of general market activity such as new issuance and the level of secondary market trading for a class of securities. Additionally, we considered data obtained from third-party pricing sources to determine whether our estimated values incorporate significant unobservable inputs that would result in the valuation being classified as Level 3.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

The following tables present additional information about assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value as of or for the dates indicated:

	Balance as of January 1, 2019	Realized and unrealized gains (losses)								Balance as of December 31, 2019	Total gains (losses) included in net income attributable to assets still held
2019 (Amounts in thousands)		Included in net income	Included in OCI	Purchases	Sales	Issuance	Settlement	Transfers into Level 3 (1)	Transfers out of Level 3 (1)
Fixed maturity securities:
U.S. government, agencies and GSEs	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
State and political subdivisions	—	—	—	—	—	—	—	—	—	—	—
Non-U.S. government	—	—	—	—	—	—	—	—	—	—	—
U.S. corporate	76,532	(99)	5,082	38,000	(5,003)	—	(13,663)	5,341	(6,328)	99,862	(102)
Non-U.S. corporate	65,534	(18)	5,594	6,500	—	—	(422)	3,015	(3,014)	77,189	(18)
Other asset-backed securities	3,930	—	490	16,797	—	—	(507)	—	(16,672)	4,038	—

Total	$145,996	$(117)	$11,166	$61,297	$(5,003)	$—	$(14,592)	$8,356	$(26,014)	$181,089	$(120)

(1)

The transfers into and out of Level 3 for fixed maturity securities were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value, such as external ratings or credit spreads, as well as changes in the industry sectors assigned to specific securities. Notably, the majority of the transfers out of Level 3 related to a reclassification of collateralized loan obligation securities previously valued using a broker priced source to now being valued using third-party pricing services.

	Balance as of January 1, 2018	Realized and unrealized gains (losses)								Balance as of December 31, 2018	Total gains (losses) included in net income attributable to assets still held
2018 (Amounts in thousands)		Included in net income	Included in OCI	Purchases	Sales	Issuance	Settlement	Transfers into Level 3 (1)	Transfers out of Level 3 (1)
Fixed maturity securities:
U.S. government, agencies and GSEs	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
State and political subdivisions	—	—	—	—	—	—	—	—	—	—	—
Non-U.S. government	—	—	—	—	—	—	—	—	—	—	—
U.S. corporate	86,290	(157)	(2,050)	8,000	—	—	(14,411)	9,949	(11,089)	76,532	(129)
Non-U.S. corporate	29,195	(17)	(2,200)	27,000	—	—	(3,483)	18,998	(3,959)	65,534	(18)
Other asset-backed securities	14,776	—	(135)	4,999	—	—	—	—	(15,710)	3,930	—

Total	$130,261	$(174)	$(4,385)	$39,999	$—	$—	$(17,894)	$28,947	$(30,758)	$145,996	$(147)

(1)

The transfers into and out of Level 3 for fixed maturity securities were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value, such as external ratings or credit spreads, as well as changes in the industry sectors assigned to specific securities. Notably, the majority of the transfers out of Level 3 related to a reclassification of collateralized loan obligation securities previously valued using a broker priced source to now being valued using third-party pricing services

Purchases, sales, issuances and settlements represent the activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity consists of purchases, sales and settlements of fixed maturity securities.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

The following table presents the gains and losses included in net income from assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value and the related income statement line item in which these gains and losses were presented for the years ended December 31:

(Amounts in thousands)	2019	2018
Total realized and unrealized gains (losses) included in net income:
Net investment loss	$(117)	$(174)
Net investment gains	—	—

Total	$(117)	$(174)

Total gains (losses) included in net income attributable to assets still held:
Net investment loss	$(120)	$(147)

Net investment gains	—	—

Total	$(120)	$(147)

The amounts presented for realized and unrealized gains (losses) included in net income for available-for-sale securities primarily represents amortization and accretion of premiums and discounts on certain fixed maturity securities.

The following table presents a summary of the significant unobservable inputs used for certain asset fair value measurements that are based on internal models and classified as Level 3 as of December 31, 2019:

(Amounts in thousands)	Valuation technique	Fair value (1)	Unobservable input	Range	Weighted- average
Fixed maturity securities:
U.S. corporate	Internal models	$99,862	Credit spreads	63 – 135	97
Non-U.S. corporate	Internal models	$77,189	Credit spreads	60 – 186	112

(1)

Certain classes of instruments classified as Level 3 are excluded above as a result of not being material or due to limitations in being able to obtain the underlying inputs used by certain third-party sources, such as broker quotes, used as an input in determining fair value.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

(5) Loss reserves

Activity for the liability for loss reserves is summarized as follows:

(Amounts in thousands)	2019	2018
Loss reserves, beginning of year	$297,879	$457,455
Reinsurance recoverable and run-off reserves	(2,059)	(3,494)

Net loss reserves, beginning of year	295,820	453,961

Losses and LAE incurred related to current accident year	105,734	116,842
Losses and LAE incurred related to prior accident years	(55,917)	(80,755)

Total incurred (1)	49,817	36,087

Losses and LAE paid related to current accident year	(1,871)	(3,134)
Losses and LAE paid related to prior accident years	(110,301)	(191,094)

Total paid (1)	(112,172)	(194,228)

Net loss reserves, end of year	233,465	295,820
Reinsurance recoverable and run-off reserves	1,597	2,059

Loss reserves, end of year	$235,062	$297,879

(1)	Losses and LAE incurred and paid exclude losses related to our run-off business.

Losses incurred for the current accident year relate to defaults that occurred in that year and represent the estimated ultimate amount of losses to be paid on such defaults. Losses incurred related to insured events of prior accident years represent the (favorable) or unfavorable development of reserves as a result of actual claim rates and claim amounts being different than those we estimated when originally establishing reserves. Such estimates were based on our historical experience, which we believed was representative of expected future losses at the time of estimation. As a result of the extended period of time that may exist between the reporting of a delinquency and claim payment thereon, significant uncertainty and variation exist with respect to the ultimate amount to be paid because economic conditions and real estate markets will change. During 2019 and 2018, we experienced favorable reserve development of $55.9 million and $80.8 million, respectively, in incurred losses attributable to prior years, resulting from lower actual and expected claim rates due to improvements in the overall housing market. Included within these reductions to incurred losses attributable to prior years, we recorded $22.7 million favorable reserves adjustments in 2019 compared to $28.2 million of favorable reserves adjustments in 2018 primarily associated with lower expected claim rates. The remaining reductions of $33.2 million and $52.6 million in 2019 and 2018, respectively, were primarily the result of higher than expected delinquency cures.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

The following table sets forth information about incurred claims, net of reinsurance, as well as cumulative number of reported delinquencies and the total of incurred-but-not-reported liabilities plus expected development on reported claims included within the net incurred claims as of December 31, 2019. The information about the incurred claims development for the years ended December 31, 2010 to 2018 are presented as supplementary information.

(Amounts in thousands)	Incurred claims and allocated loss adjustment expenses, net of reinsurance (3)										Total IBNR liabilities including expected development on reported claims as of December 31, 2019	Number of reported delinquencies (2)
	For the years ended December 31,
Accident year (1)	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	Unaudited
2010	$976,869	$1,156,800	$1,139,043	$1,145,554	$1,164,732	$1,172,859	$1,173,308	$1,174,465	$1,173,790	$1,173,971	$104	90,500
2011	—	909,973	930,551	912,975	929,309	937,647	938,802	939,275	938,513	938,232	79	69,249
2012	—	—	717,871	675,230	670,773	673,660	671,492	668,452	666,673	665,775	103	48,499
2013	—	—	—	475,120	407,106	391,523	386,794	383,366	382,231	380,949	127	34,319
2014	—	—	—	—	327,857	287,865	268,980	260,752	258,872	258,172	230	26,613
2015	—	—	—	—	—	235,251	208,149	186,077	180,923	179,650	612	21,599
2016	—	—	—	—	—	—	198,121	161,041	138,784	136,381	1,204	18,869
2017	—	—	—	—	—	—	—	170,713	120,568	101,755	1,131	19,002
2018	—	—	—	—	—	—	—	—	116,842	83,959	1,031	13,688
2019	—	—	—	—	—	—	—	—	—	105,734	14,367	11,883

Total incurred										$4,024,578	$18,988

(1)	Represents the year in which first monthly mortgage payments have been missed by the borrower.
(2)	Represents reported and outstanding delinquencies less actual cures as of December 31 for each respective accident year.
(3)	Excludes incurred claims and allocated LAE related to run-off business.

The following table sets forth paid claims development, net of reinsurance, for the year ended December 31, 2019, and a reconciliation to the Company’s total loss reserves as of December 31, 2019. The information about paid claims development for the years ended December 31, 2010 to 2018, are presented as supplementary information.

(Amounts in thousands)	Cumulative paid claims and allocated claim adjustment expenses, net of reinsurance (2)
	For the years ended December 31,
Accident year (1)	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	Unaudited
2010	$140,308	$567,541	$844,272	$972,253	$1,048,932	$1,108,931	$1,138,539	$1,158,061	$1,166,759	$1,169,868
2011	—	65,370	496,623	721,879	815,610	874,509	906,028	926,518	934,632	937,397
2012	—	—	92,445	390,527	532,768	601,530	634,301	650,031	658,438	661,974
2013	—	—	—	44,334	202,095	297,029	340,031	361,973	372,374	375,243
2014	—	—	—	—	21,494	126,404	195,461	232,502	246,963	252,549
2015	—	—	—	—	—	12,688	84,706	145,362	167,458	172,825
2016	—	—	—	—	—	—	9,593	63,585	109,793	123,800
2017	—	—	—	—	—	—	—	5,733	45,879	77,297
2018	—	—	—	—	—	—	—	—	3,134	31,625
2019	—	—	—	—	—	—	—	—	—	1,871

Total paid										$3,804,449

Total incurred										$4,024,578
Total paid										3,804,449
All outstanding liabilities before 2010, net of reinsurance										13,335
Run-off reserves										1,598

Liability for unpaid losses and loss adjustment expenses										$235,062

(1)	Represents the year in which first monthly mortgage payments have been missed by the borrower.
(2)	Excludes cumulative paid claims and allocated claim adjustment expenses related to run-off business.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

The following table sets forth our average payout of incurred claims by age as of December 31, 2019:

Average annual percentage payout of incurred claims, net of reinsurance, by age (unaudited) (1)
Years	1	2	3	4	5	6	7	8	9	10
Percentage of payout	7.8%	40.2%	27.4%	11.3%	5.3%	3.1%	1.7%	1%	0.5%	0.3%

(1)	Excludes run-off business.

(6) Reinsurance

We reinsure a portion of our policy risks to other companies in order to reduce our ultimate losses, diversify our exposures and comply with regulatory requirements. We also assume certain policy risks written by other companies.

Reinsurance does not relieve us from our obligations to policyholders. In the event that the reinsurers are unable to meet their obligations, we remain liable for the reinsured claims. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers.

The following table sets forth the effects of reinsurance on premiums written and earned for the years ended December 31:

(Amounts in thousands)	2019	2018
Net premiums written:
Direct	$840,086	$785,228
Assumed	625	585
Ceded	(22,065)	(21,798)

Net premiums written	$818,646	$764,015

Net premiums earned:
Direct	878,416	768,078
Assumed	625	586
Ceded	(22,065)	(21,800)

Net premiums earned	$856,976	$746,864

Excess of loss reinsurance treaties

The Company has entered into excess of loss reinsurance treaty agreements with external panels of reinsurers covering the 2016 through 2019 books of business. Premiums ceded under these reinsurance agreements were $22.1 million and $21.8 million for the years ended December 31, 2019 and 2018, respectively. During 2018, the reinsurance agreements for the 2014 and 2015 book years were terminated. Premiums ceded under the terminated reinsurance agreements were $5.7 million during 2018.

On November 25, 2019, the Company obtained $302.8 million of excess of loss reinsurance coverage with Triangle Re 2019-1 Ltd. (“Triangle Re”), on a portfolio of existing mortgage insurance policies written from January 2019 through September 2019. The excess of loss reinsurance coverage is fully collateralized by a reinsurance trust agreement that provides that the trust assets may only be invested in (i) money market funds;

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

(ii) U.S. treasury securities; and (iii) uninvested cash. In connection with entering into the reinsurance agreement with Triangle Re, we concluded that the risk transfer requirements for reinsurance accounting were met as Triangle Re is assuming significant insurance risk and a reasonable possibility of significant loss. Triangle Re is a VIE and special purpose insurer domiciled in Bermuda. For the reinsurance coverage, we retain the first layer of aggregate losses up to $237.7 million. Triangle Re and other reinsurers provide 95% reinsurance coverage for losses above our retained first layer up to $713.0 million of total losses. We are responsible for losses on the portfolio above the reinsurance coverage amount of $713.0 million.

(7) Income taxes

Income before income taxes and change in fair value of unconsolidated affiliate of $718.2 million and $613.7 million in 2019 and 2018, respectively, was domestic.

The total provision for income taxes was as follows for the years ended December 31:

(Amounts in thousands)	2019	2018
Current federal income taxes	$152,748	$(5,805)
Deferred federal income taxes	(562)	133,607

Total federal income taxes	152,186	127,802

Current state income taxes	294	(1,471)
Deferred state income taxes	3,352	3,476

Total state income taxes	3,646	2,005

Total provision for income taxes	$155,832	$129,807

The Company had current income taxes receivable of $41.1 million as of December 31, 2019, which is included in other assets in our consolidated balance sheets. The Company had current income taxes payable of $12.6 million as of December 31, 2018, which is included in other liabilities in our consolidated balance sheets.

The Company paid federal taxes of $166.2 million and state taxes of $0.3 million for the year ended December 31, 2019 and received refunds of federal taxes of $32.3 million and paid state taxes of $0.1 million for the year ended December 31, 2018.

The reconciliation of the federal statutory tax rate to the effective income tax rate was as follows for the years ended December 31:

	2019	2018
Statutory U.S. federal income tax rate	21.0%	21.0%
Increase (reduction) in rate resulting from:
State income tax, net of federal income tax effect	0.4	0.3
Other, net (1)	0.3	(0.1)

Effective rate	21.7%	21.2%

(1)	“Other, net” is comprised primarily of non-deductible expenses and tax-exempt income.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

The components of the deferred income taxes were as follows as of December 31:

(Amounts in thousands)	2019	2018
Assets:
Accrued commissions and general expenses	$5,254	$4,573
Net operating loss carry forwards	2,021	3,746
Capital loss carry forwards	10,720	657
Foreign tax credit carryforwards	—	19,041
Unearned premium and loss reserves	35,280	35,049
Other	—	6
Net unrealized losses on investment securities	—	6,546
Investment in foreign affiliate	—	44,746
State income taxes	7,922	12,949

Gross deferred income tax assets	61,197	127,313
Valuation allowance	(6,104)	(7,188)

Total deferred income tax assets	55,093	120,125

Liabilities:
Deferred acquisition costs	6,347	5,877
Net unrealized gains on investment securities	25,340	—
Investments	17,409	17,386
Other	3,026	4,750

Total deferred income tax liabilities	52,122	28,013

Net deferred income tax assets	$2,971	$92,112

The above valuation allowance of $6.1 million and $7.2 million as of December 31, 2019 and 2018, respectively, related to state deferred tax assets. The state deferred tax assets related primarily to the future deductions associated with non-insurance and insurance net operating loss (“NOL”) carryforwards.

U.S. federal NOL carryforwards amounted to $9.6 million as of December 31, 2019, and, if unused, will expire beginning in 2031. The benefits of the NOL carryforwards have been recognized in our consolidated financial statements.

The Company’s ability to realize its net deferred tax asset of $3.0 million as of December 31, 2019, which includes deferred tax assets related to NOL carryforwards and capital loss carryforwards, is primarily dependent upon generating sufficient taxable income and capital gains in future years. Management has concluded that there is sufficient positive evidence to support the expected realization of the net operating losses and capital losses. This positive evidence includes the fact that: (i) the Company is currently in a cumulative three-year income position; (ii) the Company’s U.S. operating forecasts are profitable; and (iii) the Company is forecasting sufficient capital gains. After consideration of all available evidence, the Company has concluded that it is more likely than not that our deferred tax assets, with the exception of state deferred tax assets for which a valuation allowance has been established, will be realized. If our actual results do not validate the current projections of pre-tax income, we may be required to record an additional valuation allowance which could have a material impact on our consolidated financial statements in future periods.

The total amount of unrecognized tax benefits was $— as of December 31, 2019 and 2018.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as components of the provision for income taxes. The Company recorded $0 of benefits related to interest and penalties for 2019 and 2018.

As previously discussed, the Company has elected to participate in the Genworth consolidated return. All Genworth companies domesticated in the United States, are included in the Genworth consolidated return as allowed by the tax law and regulations. With possible exceptions, the Company is no longer subject to U.S. federal tax examinations for years through 2015. Potential state and local examinations for those years are generally restricted to results that are based on closed U.S. federal examinations.

The Company is part of a tax allocation agreement (together with amendments to the tax allocation agreement, the “TAA”) between Genworth and certain of its subsidiaries. The TAA was approved by state insurance regulators and the Company’s Board of Directors. The tax allocation methodology is based on the separate return liabilities with offsets for losses and credits utilized to reduce the current consolidated tax liability as allowed by applicable law and regulation. The Company’s policy is to settle intercompany tax balances quarterly, with a final settlement after filing of Genworth’s federal consolidated U.S. corporate income tax return.

Additionally, Genworth Mortgage Insurance Corporation, Genworth Mortgage Reinsurance Corporation, Genworth Mortgage Insurance Corporation of North Carolina and Genworth Financial Assurance Corporation (collectively, the “MI Group”), is party to a supplemental tax sharing agreement that allows them to accelerate the utilization of benefits as if they filed a stand-alone MI Group federal income tax return, even if those benefits would not have been utilized in the consolidated federal return (“deemed used losses”).

If any deemed used losses are subsequently actually used in a consolidated return, the members of the MI Group which receive the benefit for such deemed used losses will not receive a second benefit for such losses. Also, if any member of the MI Group receives benefit for any deemed used losses and leaves the consolidated group before such deemed used losses are actually used in a consolidated return, such member will repay such benefit received.

The TAA prevents any allocation of tax to a separate company that is greater than the tax incurred on a separate company basis, subject to consolidated loss carry-forward adjustments. The total tax refund allocated to the MI Group, therefore, may exceed the consolidated tax refund received.

Separate Return Method

If during the year ended December 31, 2019, the Company had computed taxes using the separate return method, the unaudited pro forma provision for income taxes would remain unchanged. The total unaudited pro forma income tax benefit recognized from the change in fair value of unconsolidated affiliate would have been $3.9 million. The difference in income tax expense from change in fair value of unconsolidated affiliate between the separate return with benefits for loss method and the separate return method would have resulted from the utilization of capital loss carryforwards.

(8) Employee benefits

As a consolidated company within Genworth, the Company’s employees are generally provided a number of Genworth employee benefits. Genworth, as sponsor of the plans described below (collectively, “Shared Plans”),

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

is ultimately responsible for maintenance of these plans in compliance with applicable laws. The Company’s obligation results from an allocation of its share of expenses from Genworth’s plans based on benefits eligible earnings. Benefits eligible earnings includes base pay, overtime, annual incentives and sales commissions.

We account for such Shared Plans as multiemployer benefit plans. Accordingly, we do not record an asset or liability to recognize the funded status of the Shared Plans. We recognize a liability only for any required contributions to the Shared Plans that are accrued and unpaid at the balance sheet date, which is included within other liabilities in the consolidated balance sheets.

Pension and Retiree Health and Life Insurance Benefit Plans

Most of our employees are enrolled in a qualified defined contribution pension plan sponsored by Genworth. The plan is 100% funded by Genworth. Genworth makes annual contributions to each employee’s pension plan account based on the employee’s age, service and eligible pay. Employees are vested in the plan after three years of service. Expenses associated with the qualified defined contribution pension plan were $2.7 million in 2019 and 2018.

In addition, certain employees also participate in non-qualified defined contribution plans and qualified and non-qualified defined benefit pension plans sponsored by Genworth. Expenses associated with non-qualified defined contribution plans were $0.6 million for 2019 and 2018. Expenses allocated to the Company for qualified and non-qualified defined benefit pension plans were $0.3 million and $0.4 million in 2019 and 2018, respectively.

Genworth provides retiree health benefits to domestic employees of the Company hired prior to January 1, 2005, who meet certain service requirements. Under this plan, retirees over 65 years of age receive a subsidy towards the purchase of a Medigap policy, and retirees under 65 years of age receive medical benefits similar to our employees’ medical benefits. In December 2009, Genworth announced that eligibility for retiree medical benefits will be limited to associates who are within 10 years of retirement eligibility as of January 1, 2010. Genworth also provides retiree life and long-term care insurance benefits. Expenses allocated to the Company for retiree health and life insurance benefits plans were $0.6 million for the years ended December 31, 2019 and 2018.

Savings Plans

Our employees participate in qualified and non-qualified defined contribution savings plans that allow employees to contribute a portion of their pay to the plan on a pre-tax basis. Beginning January 1, 2017, Genworth began making matching contributions equal to 100% of the first 4% of pay deferred by an employee and 50% of the next 2% of pay deferred by an employee so that our matching contribution will not exceed 5% of an employee’s pay. Employees hired on or after January 1, 2011, will not vest immediately in Genworth matching contributions but will fully vest in the matching contributions after two complete years of service. One option available to employees in the defined contribution savings plan is the ClearCourse® variable annuity option offered by certain of Genworth’s life insurance subsidiaries. Employees also have the option of purchasing a fund which invests primarily in Genworth stock as part of the defined contribution savings plan. Our cost associated with these plans was $3.1 million and $3.0 million for the years ended December 31, 2019 and 2018, respectively.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

Health and Welfare Benefits for Active Employees

We provide health and welfare benefits to our employees, including health, life, disability dental and long-term care insurance. Our long-term care insurance is provided through Genworth’s long-term care insurance products. The premiums recorded related to these benefits were insignificant during 2019 and 2018.

(9) Share based compensation

As of December 31, 2019, all share-based awards held by employees of the Company, including stock options, were granted under Genworth’s incentive plans described below. The Company has not issued any share-based awards.

Prior to May 2012, share-based awards were granted to employees and directors, including stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”) and deferred stock units (“DSUs”) under the 2004 Genworth Financial, Inc. Omnibus Incentive Plan (the “2004 Omnibus Incentive Plan”). In May 2012, the 2012 Genworth Financial, Inc. Omnibus Incentive Plan (the “2012 Omnibus Incentive Plan”) was approved by stockholders of Genworth Financial, Inc. Under the 2012 Omnibus Incentive Plan, Genworth is authorized to grant 16 million equity awards, plus a number of additional shares not to exceed 25 million underlying awards outstanding under the 2004 Omnibus Incentive Plan. In December 2018, the 2018 Genworth Financial, Inc. Omnibus Incentive Plan (the “2018 Omnibus Incentive Plan”), was approved by stockholders of Genworth Financial, Inc. Under the 2018 Omnibus Incentive Plan, Genworth was authorized to grant 25 million equity awards, plus a number of additional shares not to exceed 20 million underlying awards outstanding under the prior Plans. The 2004 Omnibus Incentive Plan together with the 2012 Omnibus Incentive Plan and the 2018 Omnibus Incentive Plan are referred to collectively as the “Omnibus Incentive Plans.”

Share-based compensation expense under the Omnibus Incentive Plans was $2.9 million and $4.1 million for the years ended December 31, 2019 and 2018, respectively, and is included within acquisition and operating expenses, net of deferrals in the consolidated statements of income. For awards issued prior to January 1, 2006, share-based compensation expense was recognized on a graded vesting attribution method over the awards’ respective vesting schedule. For awards issued after January 1, 2006, share-based compensation expense was recognized evenly on a straight-line attribution method over the awards’ respective vesting period.

For purposes of determining the fair value of share-based payment awards on the date of grant, Genworth has historically used the Black-Scholes Model. However, no SARs or stock options were granted during 2019 and 2018, and therefore the Black-Scholes Model was not used in those respective years. The Black-Scholes Model requires the input of certain assumptions that involve judgment. Management of Genworth periodically evaluates the assumptions and methodologies used to calculate fair value of share-based compensation. Circumstances may change, and additional data may become available over time, which could result in changes to these assumptions and methodologies.

During 2019, Genworth issued RSUs to employees of the Company with average restriction periods of three years, with a fair value of $3.36 which were measured at the market price of a share of our Class A Common Stock on the grant date.

During 2019, Genworth granted performance stock units (“PSUs”) to employees of the Company with a fair value of $4.61. The PSUs were granted at market price as of December 13, 2019, the approved date by the Board of Directors. PSUs may be earned over a three-year period based upon the achievement of certain performance

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

goals. The PSUs granted in 2019 have a three-year measurement period starting on January 1, 2019, going through December 31, 2021. The performance metric is based on consolidated Genworth adjusted operating income. The compensation committee of Genworth’s Board of Directors determines and approves, no later than March 15, 2022, following the end of the final year of the three-year performance period, the number of units earned and vested for each distinct performance period.

For the year ended December 31, 2019, the Company recorded less than $0.1 million of expense associated with its PSUs.

There were no RSUs or PSUs granted during 2018.

In 2019 and 2018, Genworth granted cash awards with a fair value of $l.00. These include 2018 performance-based cash awards, which vest over three years. Cash awards granted by Genworth also include 2019 and 2018 time-based cash awards, which vest over three years, with half or a third of the payout occurring per year as determined by the vesting period, beginning on the first anniversary of the grant date. The following table summarizes cash award activity as of December 31:

(Awards in thousands)	Performance-based cash awards number of awards	Time-based cash awards number of awards
Balance as of January 1, 2018	1,934	4,128

Granted	676	3,196
Vested	—	(2,459)
Forfeited	(13)	(132)

Balance as of January 1, 2019	2,597	4,733
Granted	489	3,439
Vested	(1,443)	(2,232)
Forfeited	(190)	(370)

Balance as of December 31, 2019	1,453	5,570

The following table summarizes information about stock options activity as of December 31, 2019:

(Shares in thousands)	Shares subject to option	Weighted-average exercise price
Balance as of January 1, 2018	131	$10.20

Granted	—	$—
Exercised	(10)	$2.46
Expired and forfeited	(18)	$7.80

Balance as of January 1, 2019	103	$11.36

Granted	—	$—
Exercised	(25)	$2.46
Expired and forfeited	—	$—

Balance as of December 31, 2019	78	$14.18

Exercisable as of December 31, 2019	78	$14.18

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

The following table summarizes information about stock options outstanding as of December 31, 2019:

Exercise price	Shares in thousands	Average life (1)	Average exercise price
$14.18 (2)	78	1.11	$14.18

Total	78		$14.18

(1)	Average contractual life remaining in years.
(2)	Shares for total options outstanding and exercisable each have no aggregate intrinsic value.

The following tables summarize the status of other equity-based awards as of December 31:

	RSUs		PSUs		SARs
Shares in thousands	Number of awards	Weighted- average grant date fair value	Number of awards	Weighted- average grant date fair value	Number of awards	Weighted- average grant date fair value
Balance as of January 1, 2018	280	$8.20	—	$—	666	$2.76
Granted	—	$—	—	$—	—	$—
Exercised	(183)	$8.64	—	$—	—	$—
Terminated	(3)	$7.38	—	$—	—	$—

Balance as of January 1, 2019	94	$7.38	—	$—	666	$2.76

Granted	135	$3.36	135	$4.61	—	$—
Exercised	(85)	$7.38	—	$—	—	$—
Terminated	(9)	$7.38	—	$—	(24)	$2.76

Balance as of December 31, 2019	135	$3.36	135	$4.61	642	$2.76

As of December 31, 2019, and 2018, total unrecognized share-based compensation expense related to non-vested awards not yet recognized was $0.9 million and $0.1 million, respectively. This expense is expected to be recognized over a weighted-average period of approximately less than one year and one year respectively.

In 2019 and 2018, there was no cash received from stock options exercised in each year. New shares were issued to settle all exercised awards. The actual tax benefit realized for the tax deductions from the exercise of share-based awards was $0.9 million and $0.6 million for 2019 and 2018, respectively.

(10) Related party transactions

Related Party Transactions

The Company has various agreements with Genworth which provide for reimbursement to and from Genworth of certain administrative and operating expenses which include, but are not limited to, information technology services and administrative services (such as finance, human resources, employee benefit administration and legal). These agreements provide for an allocation of corporate expenses to all Genworth businesses or subsidiaries. The Company incurred costs for these services of $36.9 million and $32.9 million in 2019 and 2018, respectively.

The Company’s investment portfolio is managed by Genworth. Under the terms of the investment management agreement the Company is charged a fee by Genworth. All fees paid to Genworth are charged to

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

investment expense and are included in net investment income on the consolidated statements of income. The total investment expenses paid to Genworth were $4.4 million and $3.7 million for the years ended December 31, 2019 and 2018, respectively.

The Company’s employees participate in certain benefit plans sponsored by Genworth and certain share-based compensation plans which utilize shares of Genworth common stock and other incentive plans. See Note 8 and Note 9 for further information.

The Company provides certain information technology and administrative services (such as facilities and maintenance) to Genworth. The Company charged Genworth $1.7 million and $1.8 million for these services in 2019 and 2018, respectively.

The Company held an investment in common shares of Genworth Canada as of December 31, 2018. Genworth Canada was consolidated within Genworth until its sale on December 12, 2019. The Company received dividends from Genworth Canada of $41.9 million and $21.8 million in 2019 and 2018, respectively, which is included within change in fair value of unconsolidated affiliate, net of tax in the consolidated statements of income. Refer to Note 3 for further information.

The Company paid cash dividends of $250.0 million and $50.0 million to Genworth in 2019 and 2018, respectively. The evaluation of future dividends is subject to capital requirements of our insurance subsidiaries, capital needs of Genworth and market conditions, among other factors, which are subject to change.

The Company has a tax sharing agreement in place with Genworth, such that the Company participates in a single U.S. consolidated income tax return filing. All intercompany balances related to this agreement are settled at least annually. Refer to Note 7 for further details.

The consolidated financial statements include the following amounts due to and from Genworth relating to recurring service and expense agreements as of December 31:

(Amounts in thousands)	2019	2018
Amounts payable to Genworth	$8,119	$7,813
Amounts receivable from Genworth	$997	$373

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

(11) Commitments and contingencies

Leases

The Company leases certain office facilities, equipment and automobiles under operating leases. Operating lease expenses were approximately $4.2 million and $3.1 million for the years ended December 31, 2019 and 2018, respectively. See Note 2 for additional information related to operating leases. The following table presents future minimum rent payments under operating leases as of December 31, 2019:

(Amounts in thousands)	Future minimum payments under operating leases
2020	$3,920
2021	3,950
2022	3,860
2023	3,690
2024 and thereafter	3,110

Total	$18,530

Litigation

The Company faces the risk of litigation and regulatory investigations and actions in the ordinary course of operating its business and is also subject to litigation arising out of its general business activities, such as its contractual and employment relationships. Past legal and regulatory actions include proceedings specific to the Company and others generally applicable to business practices in the mortgage insurance industry in which it operates. The Company has been, or may become, subject to lawsuits or regulatory investigations alleging, among other things, issues relating to violations of the Real Estate Settlement and Procedures Act of 1974 (“RESPA”) or related state anti-inducement laws, mortgage insurance policy rescissions and curtailments, pricing structures and general business practices, and breaching duties related to the privacy and information security of customer information. Plaintiffs in lawsuits against the Company may seek very large or indeterminate amounts which may remain unknown for substantial periods of time. In addition, it is also subject to various regulatory inquiries, such as information requests, subpoenas, books and record examinations and market conduct and financial examinations from state and federal regulators and other authorities. A substantial legal liability or a significant regulatory action against the Company could have an adverse effect on its business, financial condition and results of operations. Moreover, even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer significant reputational harm, which could have an adverse effect on its business, financial condition or results of operations.

(12) Statutory information

Statutory Accounting Principles

We prepare our statutory financial statements in accordance with the accounting practices required or permitted, if applicable, by the insurance departments of the respective states of domicile of our insurance subsidiaries. These statements of statutory accounting principles (“SSAP”) are established by a variety of National Association of Insurance Commissioners (“NAIC”) publications, as well as state laws, regulations and general administrative rules. In addition, insurance departments have the right to permit other specific practices that may deviate from prescribed practices. As of December 31, 2019, we did not have any prescribed or

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

permitted statutory accounting practices that resulted in reported statutory surplus or risk-to-capital ratios being different from what would have been reported had NAIC statutory accounting practices been followed.

The key areas where SSAP financial statements differ from financial statements presented on a U.S. GAAP basis include:

(a) Under SSAP, mortgage insurance companies are required each year to establish a special contingency reserve in their statutory financial statements to provide for losses in the event of significant economic declines. Annual additions to the statutory contingency reserve must be at least 50% of net earned premiums earned in such year. Such amount must be maintained in the contingency reserve for 10 years, after which time it is released to unassigned surplus. Prior to 10 years, the contingency reserve may be reduced with regulatory approval to the extent that losses in any calendar year exceed 35% of earned premiums for such year.

(b) Under SSAP, insurance policy acquisition costs are charged against operations in the year incurred. Under U.S. GAAP, such costs are deferred and amortized.

(c) Under SSAP, income tax expense is calculated on the basis of amounts currently payable. Generally, deferred tax assets are recognized under both SSAP and U.S. GAAP when it is more likely than not that the deferred tax asset will be realized. However, SSAP standards impose additional admissibility requirements whereby deferred tax assets are only recognized to the extent they are expected to be recovered within a one- to three-year period subject to a capital and surplus limitation. Changes in deferred tax assets and liabilities are recognized as a direct benefit or charge to unassigned surplus, whereas under U.S. GAAP changes in deferred tax assets and liabilities, except for changes in unrealized gains and losses on available-for-sale securities, are recorded as a component of income tax expense.

(d) Under SSAP, investment grade fixed-maturity investments are valued at amortized cost and below-investment grade securities are carried at the lower of amortized cost or market value. Under U.S. GAAP, those investments that the Company does not have the ability or intent to hold to maturity are considered to be either available for sale or trading securities and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to equity or current operations, as applicable.

(e) Under SSAP, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on our U.S. GAAP financial statements.

The table below presents statutory net income, statutory policyholders’ surplus and contingency reserve for the combined insurance subsidiaries as of and for the year ended December 31:

(Amounts in thousands)	2019	2018
Statutory net income	$847,384	$696,629
Statutory policyholders’ surplus	$1,632,518	$1,615,220
Contingency reserve	$2,031,563	$1,591,133

Statutory Capital Requirements

Mortgage insurers are not subject to the NAIC’s RBC requirements, but certain states and other regulators impose another form of capital requirement on mortgage insurers requiring maintenance of a risk-to-capital ratio not to exceed 25:1. The Company’s insurance subsidiaries are domiciled in North Carolina. Fifteen other states

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

maintain similar risk-to-capital requirements. As of December 31, 2019 and 2018, the risk-to-capital ratio for our combined insurance subsidiaries under the current regulatory framework as established under North Carolina law and enforced by North Carolina Department of Insurance (“NCDOI”) was approximately 12.5:1. Each of the Company’s insurance subsidiaries met its respective capital requirement as of December 31, 2019.

PMIERs Regulatory Requirements

Mortgage insurers must meet the private mortgage insurer eligibility requirements (“PMIERs”) as set forth by each government-sponsored enterprise (“GSE”) in order to remain eligible. Each approved mortgage insurer is required to provide the GSEs with an annual certification and a quarterly report as to its compliance with PMIERs. We have met all PMIERs reporting requirements as required by the GSEs. As of December 31, 2019 and 2018, we estimate our U.S. mortgage insurance business had available assets of approximately 138% and 129%, respectively, of the required assets under PMIERs. As of December 31, 2019 and 2018, the PMIERs sufficiency ratios were in excess of approximately $1 billion and $750 million, respectively, of available assets above the PMIERs requirements. Reinsurance transactions provided an aggregate of approximately $870 million of PMIERs capital credit as of December 31, 2019.

Dividend Restrictions

The majority of the Company’s investments are held by its regulated U.S. mortgage insurance subsidiaries which may be limited in their ability to make dividends or distributions to a holding company in the future due to restrictions related to their capital levels. The Company’s U.S. mortgage insurance subsidiaries are required to maintain minimum capital on a statutory basis, as well as pursuant to the PMIERs promulgated by the GSEs. Moreover, even where such dividends or distributions would not cause capital to fall below the minimum levels required by state insurance regulators and the GSEs, all proposed dividends or distributions, regardless of amount and source, by the Company’s U.S. mortgage insurance subsidiaries are subject to review and potential disapproval by the N.C. Commissioner of Insurance (the “Commissioner”). Within that general regulatory right of review process, there are three (3) minor procedural variances depending on (i) the amount of the dividend or distribution as well as (ii) the source thereof. As regards amount, dividends and distributions may be classified as either “ordinary” or “extraordinary.” (1) The review standard for an “ordinary” dividend or distribution is that notice must be given to the Commissioner 30 days in advance of the proposed payment date, during which period the Commissioner may disapprove the proposed dividend or distribution. An “extraordinary dividend or distribution” is defined by statute as one, which combined with all others made in the preceding 12 months, exceeds the greater of (i) 10 percent of the insurer’s surplus as regards policyholders as of the preceding December 31, or (ii) net income, excluding realized capital gains, for the 12-month period ending the preceding December 31. (2) The review standard for an “extraordinary” dividend or distribution is effectively the same as that for an “ordinary” dividend or distribution that the insurer must give 30 days’ notice and the Commissioner has not disapproved the proposal in that 30-day period. For both “ordinary” and “extraordinary” dividends, the Commissioner has the option to affirmatively grant approval prior to the expiration of the 30-day notice period. (3) Finally, as regards source of funds, the payment of any dividend or distribution from any source other than unassigned surplus, regardless of the amount, requires prior written approval of the Commissioner. In each of the three (3) instances, approval or non-disapproval of any dividend or distribution is based upon the reasonableness of the insurer’s surplus in relation to its outstanding liabilities and the adequacy of its surplus relative to its financial needs. Based on estimated statutory results, in accordance with applicable dividend restrictions, the Company’s U.S. mortgage insurance subsidiaries could pay dividends or distributions from unassigned surplus of approximately $279.0 million in 2020 without obtaining prior regulatory approval, although notice of the intent to pay must be provided to the Commissioner 30 days in advance thereof.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

(13) Accumulated other comprehensive income (loss)

The following table presents a roll-forward of accumulated other comprehensive income (loss):

(Amounts in thousands)	Net unrealized gains (losses) on investments	Foreign currency translation adjustments	Total
Balance January 1, 2018, net of tax	$16,690	$(485)	$16,205
Other comprehensive income (loss) before reclassifications	(43,648)	—	(43,648)
Amounts reclassified (from) to other comprehensive income (loss)	436	485	921

Total other comprehensive income (loss)	(43,212)	485	(42,727)

Balance January 1, 2019, net of tax	$(26,522)	$—	$(26,522)
Other comprehensive income (loss) before reclassifications	120,505	—	120,505
Amounts reclassified (from) to other comprehensive income (loss)	(552)	—	(552)

Total other comprehensive income (loss)	119,953	—	119,953

Balance December 31, 2019, net of tax	$93,431	$—	$93,431

Amounts reclassified out of accumulated other comprehensive income (loss) to net investment gains (losses) include realized gains (losses) on sales of securities, which are determined on a specific identification basis.

The following table presents the effect of the reclassification of significant items out of accumulated other comprehensive income on the respective line items of the consolidated statements of income:

	Amounts reclassified from AOCI
(Amounts in thousands)	2019	2018	Affected line item in consolidated statement of income
Net unrealized gains (losses) on investments	$698	$(552)	Net investment gains (losses	)
Benefit (expense) for income taxes	$(147)	$116	Provision for income taxes

(14) Earnings per share

The basic earnings per share computation is based on the weighted average number of shares of common stock outstanding. For the years ended December 31, 2019 and 2018, the Company had no instruments outstanding that would be dilutive to earnings per share.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years Ended December 31, 2019 and 2018

The following table presents the computation of earnings per share for the years ended December 31:

(Amounts in thousands, except per share amounts)	2019	2018
Net income attributable to GMHI common shareholders	$677,628	$453,601
Weighted average common shares outstanding—basic and diluted	100	100

Net income per common share—basic and diluted	$6,776	$4,536

(15) Subsequent events

The Company is exposed to potential risks associated with the recent outbreak of the COVID-19 pandemic. Subsequent to December 31, 2019, COVID-19 has disrupted the global economy and financial markets, business operations, and consumer behavior and confidence. As a result, the Company could experience significant declines in asset valuations and potential asset impairments, increases in policy cancellations as interest rates remain historically low and borrowers refinance, and increases in delinquent loans and paid claims as borrowers may be unable to maintain their mortgage payments due to rising unemployment rates and other health related matters. While the impact of the developing COVID-19 pandemic is difficult to predict, the related outcomes and impact on the Company will depend on the spread and length of the pandemic, regulatory and government actions to support housing and the economy, social distancing and other spread mitigating actions, and the shape of the economic recovery. The Company is continuing to monitor COVID-19 developments, regulatory and government actions including the impact of the CARES Act, and the potential financial impacts on our business. However, given the specific risks to our business, it is possible the pandemic could have a significant adverse impact on the Company, including a significant adverse effect on our financial condition and results of operations.

SCHEDULE I

GENWORTH MORTGAGE HOLDINGS, INC.

Summary of Investments—Other Than Investments in Related Parties

As of December 31, 2019, the amortized cost, fair value and carrying value of our invested assets were as follows:

(Amounts in thousands)	Amortized cost	Fair value	Carrying value
U.S. government, agencies and GSEs	$90,815	$92,336	$92,336
State and political subdivisions	88,482	98,159	98,159
Non-U.S. government	18,806	19,434	19,434
U.S. corporate	2,175,580	2,261,446	2,261,446
Non-U.S. corporate	349,975	364,469	364,469
Other asset-backed	919,689	928,588	928,588

Total	$3,643,347	$3,764,432	$3,764,432

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

GENWORTH MORTGAGE HOLDINGS, INC.

(PARENT COMPANY ONLY)

Balance Sheets

(Amounts in thousands)	December 31, 2019	December 31, 2018
Assets
Investments in subsidiaries	$3,827,072	$3,273,744

Total investments	3,827,072	3,273,744
Cash and cash equivalents	3	3

Total assets	$3,827,075	$3,273,747

Liabilities and equity
Liabilities:
Other liabilities	—	8

Total liabilities	—	8

Equity:
Common stock	—	—
Additional paid in capital	2,363,606	2,357,851
Retained earnings	1,370,038	942,410
Accumulated other comprehensive income (losses)	93,431	(26,522)

Total equity	3,827,075	3,273,739

Total liabilities and equity	$3,827,075	$3,273,747

See Notes to Schedule II

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

GENWORTH MORTGAGE HOLDINGS, INC.

(PARENT COMPANY ONLY)

Statements of Income

	Years ended December 31,
(Amounts in thousands)	2019	2018
Revenues:
Total revenues	$—	$—

Expenses:
Total expenses	—	—

Income before income taxes and equity in income of subsidiaries	—	—
Provision (benefit) for income taxes	—	—

Income (loss) before equity in income of subsidiaries	—	—
Equity in income of subsidiaries	677,628	453,601

Net income	$677,628	$453,601

See Notes to Schedule II

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

GENWORTH MORTGAGE HOLDINGS, INC.

(PARENT COMPANY ONLY)

Statements of Comprehensive Income

	Years ended December 31,
(Amounts in thousands)	2019	2018
Net income	$677,628	$453,601
Other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on securities not other-than temporarily impaired	119,953	(43,212)
Foreign currency translation and other adjustments	—	485

Total comprehensive income (loss)	$797,581	$410,874

See Notes to Schedule II

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

GENWORTH MORTGAGE HOLDINGS, INC.

(PARENT COMPANY ONLY)

Statements of Cash Flows

	Years ended December 31,
(Amounts in thousands)	2019	2018
Cash flow from operating activities:
Net income	$677,628	$453,601
Adjustments to reconcile net income from operating activities:
Equity in income from subsidiaries	(677,628)	(453,601)
Dividends from subsidiaries	250,008	50,000
Change in certain assets and liabilities:
Other liabilities	(8)	1

Net cash provided by operating activities	250,000	50,001

Cash flows from investing activities:
Net cash provided by investing activities	—	—

Cash flows from financing activities:
Dividends paid to Genworth	(250,000)	(50,000)

Net cash (used in) financing activities	(250,000)	(50,000)

Net increase in cash and cash equivalents	—	1
Cash and cash equivalents at beginning of year	3	2

Cash and cash equivalents at end of year	$3	$3

Supplementary disclosure of cash flow information:
Non-cash capital contribution from Genworth	$5,755	$9,100

See Notes to Schedule II

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

GENWORTH MORTGAGE HOLDINGS, INC.

(PARENT COMPANY ONLY)

Notes to Schedule II

Years Ended December 31, 2019 and 2018

(1) Organization and purpose

Genworth Mortgage Holdings, Inc. (“GMHI”) has been a wholly owned subsidiary of Genworth since its incorporation in Delaware in 2012. On November 29, 2019, Genworth completed a holding company reorganization whereby Genworth contributed 100% of the issued and outstanding voting securities of GMHI to Genworth Holdings, Inc. (“Genworth Holdings”). Post-contribution, GMHI is a direct, wholly owned subsidiary of Genworth Holdings, and Genworth Holdings is still a direct, wholly owned subsidiary of Genworth. GMHI is a holding company whose subsidiaries offer U.S. mortgage insurance products.

(2) Summary of significant accounting policies

The accompanying GMHI financial statements have been prepared on the same basis and using the same accounting policies as described in the consolidated financial statements included herein. These financial statements should be read in conjunction with our consolidated financial statements and the accompanying notes thereto.

GMHI includes in its statements of income equity in income of subsidiaries, which represents the net income of each of its subsidiaries.

GENWORTH MORTGAGE HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets
Fixed maturity securities available-for-sale, at fair value	$4,384,126	$3,764,432
Cash and cash equivalents	418,581	585,058
Accrued investment income	28,947	24,159
Deferred acquisition costs	32,101	30,332
Premiums receivable	34,964	41,161
Other assets	55,409	54,811
Deferred tax asset	—	2,971

Total assets	$4,954,128	$4,502,924

Liabilities and equity
Liabilities:
Loss reserves	$439,542	$235,062
Unearned premiums	339,968	383,458
Other liabilities	124,514	57,329
Deferred tax liability	18,166	—

Total liabilities	922,190	675,849

Equity:
Common stock ($0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding)	—	—
Additional paid-in capital	2,367,727	2,363,606
Accumulated other comprehensive income	152,948	93,431
Retained earnings	1,511,263	1,370,038

Total equity	4,031,938	3,827,075

Total liabilities and equity	$4,954,128	$4,502,924

See Notes to Condensed Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands)

(Unaudited)

	Six months ended June 30,
	2020	2019
Revenues:
Premiums	$469,051	$399,963
Net investment income	64,693	56,706
Net investment gains (losses)	(344)	109
Other income	3,209	1,912

Total revenues	536,609	458,690

Losses and expenses:
Losses incurred	246,310	15,931
Acquisition and operating expenses, net of deferrals	100,479	92,550
Amortization of deferred acquisition costs and intangibles	7,580	7,629

Total losses and expenses	354,369	116,110

Income before income taxes and change in fair value of unconsolidated affiliate	182,240	342,580
Provision for income taxes	41,015	73,447

Income before change in fair value of unconsolidated affiliate	141,225	269,133
Change in fair value of unconsolidated affiliate, net of taxes	—	36,439

Net income	$141,225	$305,572

See Notes to Condensed Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

(Unaudited)

	Six months ended June 30,
	2020	2019
Net income	$141,225	$305,572
Other comprehensive income, net of taxes:
Net unrealized gains (losses) on securities not other-than-temporarily impaired	59,517	102,146

Total other comprehensive income	59,517	102,146

Total comprehensive income	$200,742	$407,718

See Notes to Condensed Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands)

(Unaudited)

	Six months ended June 30, 2020
	Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total equity
Balances as of December 31, 2019	$—	$2,363,606	$93,431	$1,370,038	$3,827,075
Comprehensive income (loss):
Net income	—	—	—	141,225	141,225
Other comprehensive income, net of taxes	—	—	59,517	—	59,517

Total comprehensive income					200,742
Capital contributions	—	4,121	—	—	4,121

Balances as of June 30, 2020	$—	$2,367,727	$152,948	$1,511,263	$4,031,938

	Six months ended June 30, 2019
	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balances as of December 31, 2018	$—	$2,357,851	$(26,522)	$942,410	$3,273,739
Comprehensive income:
Net income	—	—	—	305,572	305,572
Other comprehensive income, net of taxes	—	—	102,146	—	102,146

Total comprehensive income					407,718
Capital contributions	—	2,430	—	—	2,430

Balances as of June 30, 2019	$—	$2,360,281	$75,624	$1,247,982	$3,683,887

See Notes to Condensed Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	Six months ended June 30,
	2020	2019
Cash flows from operating activities:
Net income	$141,225	$305,572
Adjustments to reconcile net income to net cash from operating activities:
Amortization of fixed maturity securities discounts and premiums	(1,720)	(1,080)
Net investment (gains) losses	344	(109)
Acquisition costs deferred	(5,967)	(5,044)
Amortization of deferred acquisition costs and intangibles	7,580	7,629
Deferred income taxes	7,695	22,234
Stock-based compensation expense	1,900	805
Change in fair value of unconsolidated affiliate	—	(23,256)
Other, net	4,121	2,430
Change in certain assets and liabilities:
Accrued investment income	(4,788)	(2,533)
Premiums receivable	6,197	1,916
Other assets	4,348	(27,494)
Loss reserves	204,480	(42,022)
Unearned premiums	(43,490)	(2,785)
Other liabilities	23,216	8,610

Net cash from operating activities	345,141	244,873

Cash flows used by investing activities:
Proceeds from maturities of fixed maturity securities	183,496	177,037
Proceeds from sales of fixed maturity securities	204,645	78,915
Purchases of fixed maturity securities	(899,759)	(468,732)

Net cash used by investing activities	(511,618)	(212,780)

Cash flows used by financing activities:
Dividends paid	—	—

Net cash used by financing activities	—	—

Net change in cash and cash equivalents	(166,477)	32,093
Cash and cash equivalents at beginning of period	585,058	159,051

Cash and cash equivalents at end of period	$418,581	$191,144

Supplementary disclosure of cash flow information:
Non-cash contributions of capital	$4,121	$2,430

See Notes to Condensed Consolidated Financial Statements

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2020 and 2019

(1) Nature of Business, Organization Structure and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include on a consolidated basis the accounts of Genworth Mortgage Holdings, Inc. (“GMHI”) and the affiliate companies in which it holds a majority voting interest, which we refer to as the “Company,” “we,” “us” or “our” unless the context otherwise requires. GMHI has been a wholly owned subsidiary of Genworth Financial, Inc. (“Genworth”) since GMHI’s incorporation in Delaware in 2012. On November 29, 2019, Genworth completed a holding company reorganization whereby Genworth contributed 100% of the issued and outstanding voting securities of GMHI to Genworth Holdings, Inc. (“Genworth Holdings”). Post-contribution, GMHI is a direct, wholly owned subsidiary of Genworth Holdings, and Genworth Holdings is still a direct, wholly owned subsidiary of Genworth. We are engaged in the business of writing and assuming residential mortgage guaranty insurance. The insurance protects lenders and investors against certain losses resulting from nonpayment of loans secured by mortgages, deeds of trust, or other instruments constituting a lien on residential real estate.

On October 21, 2016, Genworth entered into an agreement and plan of merger (the “Merger Agreement”) with Asia Pacific Global Capital Co., Ltd. (“Parent”), a limited liability company incorporated in the People’s Republic of China and a subsidiary of China Oceanwide Holdings Group Co., Ltd., a limited liability company incorporated in the People’s Republic of China (together with its affiliates, “China Oceanwide”), and Asia Pacific Global Capital USA Corporation (“Merger Sub”), a Delaware corporation and a direct, wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC (“Asia Pacific Insurance”), which is a Delaware limited liability company and owned by China Oceanwide, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub would merge with and into Genworth with Genworth surviving the merger as a direct, wholly-owned subsidiary of Asia Pacific Insurance. China Oceanwide has agreed to acquire all of Genworth’s outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash. At a special meeting held on March 7, 2017, Genworth’s stockholders voted on and approved a proposal to adopt the Merger Agreement. The closing of the transaction remains subject to other closing conditions.

We offer mortgage insurance products predominantly insuring prime-based, individually underwritten residential mortgage loans (“primary mortgage insurance”). Our private mortgage insurance enables borrowers to buy homes with a down payment of less than 20% of the home’s value. Private mortgage insurance also facilitates the sale of these low down payment mortgage loans in the secondary mortgage market, most of which are sold to government sponsored enterprises. We also selectively enter into insurance transactions with lenders and investors, under which we insure a portfolio of loans at or after origination.

We operate our business through our primary insurance subsidiary, Genworth Mortgage Insurance Corporation (“GMICO”), with operations in all 50 states and the District of Columbia. GMICO is an approved insurer by the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). Fannie Mae and Freddie Mac are government-sponsored enterprises and we refer to them collectively as the “GSEs.”

We also perform fee-based contract underwriting services for mortgage lenders. The provision of underwriting services by mortgage insurers eliminates the duplicative lender and mortgage insurer underwriting activities and expedites the approval process.

We operate our business in a single segment, which is how our chief operating decision maker reviews financial performance and allocates resources. Our segment includes a run-off insurance block with reference properties in Mexico, which is immaterial to our condensed consolidated financial statements.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

Our Company qualifies as an emerging growth company (“EGC”) as our total annual gross revenue for our most recent fiscal year end is less than $1.07 billion and we have not sold common equity securities under a registration statement as defined by the Securities and Exchange Commission. As an EGC we are permitted to apply new accounting standards under an extended transition period available to private companies. We have elected to apply the extended transition periods for new accounting standards applicable to private companies, further described in note 2. Should we issue securities registered under the Securities Act, we will continue to assess the qualification of our EGC status.

The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. These unaudited condensed consolidated financial statements include all adjustments (including normal recurring adjustments) considered necessary by management to present a fair statement of the financial position, results of operations and cash flows for the periods presented. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Potential impacts, risks and uncertainties of the coronavirus pandemic (“COVID-19”) may include declines in investment valuations and impairments, deferred acquisition cost or intangible assets impairments or the acceleration of amortization, deferred tax asset recoverability and increases to loss reserves, among other matters. The unaudited condensed consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and related notes for the years ended December 31, 2019 and 2018.

On July 20, 2020, Genworth reached a settlement agreement with AXA S.A. (“AXA”) regarding a dispute over payment protection insurance mis-selling claims sold by Genworth’s former lifestyle protection insurance business that was acquired by AXA in 2015. As part of the settlement agreement, Genworth issued a secured promissory note agreeing to pay AXA approximately £317 million in two installments in 2022, unless certain events occur that trigger mandatory prepayments, as well as a significant portion of future claims that are still being processed which will be part of the second installment payment in 2022. To secure its obligation under the promissory note, Genworth pledged as collateral to AXA, a 19.9% security interest in the Company’s outstanding common stock. AXA does not have the right to sell or repledge the collateral, and the security interest does not entitle AXA to voting rights. The collateral will be released back to Genworth upon full repayment of the promissory note. Accordingly, the collateral arrangement has no impact on our unaudited condensed consolidated financial statements.

(2) Accounting Changes

Accounting Pronouncements Recently Adopted

On January 1, 2020, we adopted new accounting guidance related to disclosure requirements for defined benefit plans as part of the Financial Accounting Standards Board’s (the “FASB”) disclosure framework project. The guidance adds, eliminates and modifies certain disclosure requirements for defined benefit pension and other postretirement benefit plans. We adopted this new accounting guidance using the retrospective method, which did not have a significant impact on our condensed consolidated financial statements and disclosures.

On January 1, 2020, we adopted new accounting guidance related to fair value disclosure requirements as part of the FASB’s disclosure framework project. The guidance adds, eliminates and modifies certain disclosure requirements for fair value measurements. The guidance includes new disclosure requirements related to changes

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. We adopted this new accounting guidance using the prospective method for disclosures related to changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period, the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty and the retrospective method for all other disclosures. This accounting guidance did not impact our condensed consolidated financial statements but impacted our fair value disclosures.

In March 2020, the FASB issued new accounting guidance related to reference rate reform, which was effective for us on January 1, 2020. The guidance provides temporary guidance to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform. This new guidance provides optional practical expedients and exceptions for applying generally accepted accounting principles to investments, derivatives, or other transactions that reference the London Interbank Offered Rate (“LIBOR”). In addition to the optional practical expedients, the guidance includes a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. We adopted this guidance prospectively and it did not have a significant impact on our condensed consolidated financial statements or disclosures. However, the amendments in this guidance may be elected over time through December 31, 2022 as reference rate reform activities occur and therefore, this guidance may impact our procedures as we implement measures to transition away from LIBOR.

Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued new accounting guidance related to simplifying the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. As an EGC, this new accounting guidance is effective for us on January 1, 2022 using the retrospective method or modified retrospective method for certain changes and prospective method for all other changes, with early adoption permitted. For public companies, this new accounting guidance is effective on January 1, 2021. We are in process of evaluating the impact the guidance may have on our condensed consolidated financial statements and disclosures.

In June 2016, the FASB issued new accounting guidance related to accounting for credit losses on financial instruments. The guidance requires entities to recognize an allowance equal to its estimate of lifetime expected credit losses and applies to most debt instruments not measured at fair value. The new guidance retains most of the existing impairment guidance for available-for-sale debt securities but amends the presentation of credit losses to be presented as an allowance as opposed to a write-down and permits the reversal of credit losses when reassessing changes in the credit losses each reporting period. The new guidance further requires that expected credit losses on premiums receivable are measured in accordance with the credit loss requirements for financial instruments measured at amortized cost. Due to the short-term nature of our premiums receivable, we consider lifetime expected credit losses on premiums receivable to be consistent with our current allowance. As an EGC, this new guidance is effective for us on January 1, 2023, using the modified retrospective method, with early adoption permitted. As of June 30, 2020, if we had adopted this new accounting guidance as a public company on January 1, 2020, the impact on our financial statements would be $1.1 million of additional pre-tax credit losses primarily related to available-for-sale debt securities.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

(3) Investments

(a) Net Investment Income

Sources of net investment income were as follows for the six months ended June 30:

(Amounts in thousands)	2020	2019
Available-for-sale fixed maturity securities	$65,109	$56,859
Cash and cash equivalents	2,049	1,903

Gross investment income before expenses and fees	67,158	58,762
Expenses and fees	(2,465)	(2,056)

Net investment income	$64,693	$56,706

(b) Net Investment Gains (Losses)

The following table sets forth net investment gains (losses) for the six months ended June 30:

(Amounts in thousands)	2020	2019
Available-for-sale fixed maturity securities:
Realized gains	$748	$432
Realized losses	(1,092)	(323)

Net realized gains (losses) on available-for-sale fixed maturity securities	(344)	109

Impairments:
Total other-than-temporary impairments	—	—
Portion of other-than-temporary impairments included in other comprehensive income (loss)	—	—

Net other-than-temporary impairments	—	—

Net investment gains (losses)	$(344)	$109

(c) Unrealized Investment Gains and Losses

Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of accumulated other comprehensive income (loss) were as follows as of the dates indicated:

(Amounts in thousands)	June 30, 2020	December 31, 2019
Net unrealized gains (losses) on investment securities:
Fixed maturity securities not other-than-temporarily impaired	$194,043	$121,085
Fixed maturity securities other-than-temporarily impaired	—	—

Subtotal	194,043	121,085
Income taxes	(41,095)	(27,654)

Net unrealized investment gains (losses)	$152,948	$93,431

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

The change in net unrealized gains (losses) on available-for-sale investment securities reported in accumulated other comprehensive income (loss) was as follows as of and for the six months ended June 30:

(Amounts in thousands)	2020	2019
Beginning balance	$93,431	$(26,522)
Unrealized gains (losses) arising during the period:
Unrealized gains (losses) on investment securities	72,597	129,883
Provision for income taxes	(13,366)	(27,636)

Change in unrealized gains (losses) on investment securities	59,231	102,247
Reclassification adjustments to net investment (gains) losses, net of taxes of $(75) and $27	286	(101)

Ending balance	$152,948	$75,624

Amounts reclassified out of accumulated other comprehensive income (loss) to net investment gains (losses) include realized gains (losses) on sales of securities, which are determined on a specific identification basis.

(d) Fixed Maturity Securities

As of June 30, 2020, the amortized cost or cost, gross unrealized gains (losses) and fair value of our fixed maturity securities classified as available-for-sale were as follows:

		Gross unrealized gains		Gross unrealized losses
(Amounts in thousands)	Amortized cost or cost	Not other- than- temporarily impaired	Other- than- temporarily impaired	Not other- than- temporarily impaired	Other- than- temporarily impaired	Fair value
Fixed maturity securities:
U.S. government, agencies and government-sponsored enterprises	$85,295	$4,714	$—	$—	$—	$90,009
State and political subdivisions	116,678	13,589	—	—	—	130,267
Non-U.S. government	29,714	1,051	—	—	—	30,765
U.S. corporate	2,649,632	162,791	—	(9,169)	—	2,803,254
Non-U.S. corporate	526,809	23,676	—	(7,614)	—	542,871
Other asset-backed	781,955	10,943	—	(5,938)	—	786,960

Total available-for-sale fixed maturity securities	$4,190,083	$216,764	$—	$(22,721)	$—	$4,384,126

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

As of December 31, 2019, the amortized cost or cost, gross unrealized gains (losses) and fair value of our fixed maturity securities classified as available-for-sale were as follows:

		Gross unrealized gains		Gross unrealized losses
(Amounts in thousands)	Amortized cost or cost	Not other- than- temporarily impaired	Other- than- temporarily impaired	Not other- than- temporarily impaired	Other- than- temporarily impaired	Fair value
Fixed maturity securities:
U.S. government, agencies and government-sponsored enterprises	$90,815	$1,535	$—	$(14)	$—	$92,336
State and political subdivisions	88,482	9,706	—	(29)	—	98,159
Non-U.S. government	18,806	628	—	—	—	19,434
U.S. corporate	2,175,580	86,489	—	(623)	—	2,261,446
Non-U.S. corporate	349,975	14,525	—	(31)	—	364,469
Other asset-backed	919,689	9,923	—	(1,024)	—	928,588

Total available-for-sale fixed maturity securities	$3,643,347	$122,806	$—	$(1,721)	$—	$3,764,432

The following table presents the gross unrealized losses and fair values of our fixed maturity securities, aggregated by investment type and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of June 30, 2020:

	Less than 12 months			12 months or more			Total
(Dollar amounts in thousands)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities
Description of Securities
Fixed maturity securities:
U.S. corporate	$182,580	$(8,561)	34	$2,392	$(608)	1	$184,972	$(9,169)	35
Non-U.S. corporate	75,539	(7,614)	19	—	—	—	75,539	(7,614)	19
Other asset-backed	225,446	(5,130)	70	18,057	(808)	5	243,503	(5,938)	75

Total for fixed maturity securities in an unrealized loss position	$483,565	$(21,305)	123	$20,449	$(1,416)	6	$504,014	$(22,721)	129

% Below cost:
<20% Below cost	$468,971	$(16,062)	119	$18,057	$(808)	5	$487,028	$(16,870)	124
20%-50% Below cost	14,594	(5,243)	4	2,392	(608)	1	16,986	(5,851)	5

Total for fixed maturity securities in an unrealized loss position	$483,565	$(21,305)	123	$20,449	$(1,416)	6	$504,014	$(22,721)	129

Investment grade	$428,830	$(15,617)	108	$18,057	$(808)	5	$446,887	$(16,425)	113
Below investment grade	54,735	(5,688)	15	2,392	(608)	1	57,127	(6,296)	16

Total for fixed maturity securities in an unrealized loss position	$483,565	$(21,305)	123	$20,449	$(1,416)	6	$504,014	$(22,721)	129

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

We did not recognize any other-than-temporary impairments on securities in an unrealized loss position. Based on a qualitative and quantitative review of the issuers of the securities, we believe the decline in fair value is largely due to recent market volatility and is not indicative of other-than-temporary impairment. The issuers continue to make timely principal and interest payments. For all securities in an unrealized loss position, we expect to recover the amortized cost based on our estimate of the amount and timing of cash flows to be collected. We do not intend to sell nor do we expect that we will be required to sell these securities prior to recovering our amortized cost.

The following table presents the gross unrealized losses and fair values of our fixed maturity securities, aggregated by investment type and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of December 31, 2019:

	Less than 12 months			12 months or more			Total
(Dollar amounts in thousands)	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities	Fair value	Gross unrealized losses	Number of securities
Description of Securities
Fixed maturity securities:
U.S. government, agencies and government-sponsored enterprises	$1,856	$(13)	1	$2,129	$(1)	1	$3,985	$(14)	2
State and political subdivisions	9,221	(29)	3	—	—	—	9,221	(29)	3
U.S. corporate	57,946	(623)	11	—	—	—	57,946	(623)	11
Non-U.S. corporate	4,976	(6)	1	6,007	(25)	2	10,983	(31)	3
Other asset-backed	169,880	(717)	29	48,759	(307)	13	218,639	(1,024)	42

Total for fixed maturity securities in an unrealized loss position	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61

% Below cost:
<20% Below cost	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61

Total for fixed maturity securities in an unrealized loss position	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61

Investment grade	$241,261	$(1,006)	44	$56,895	$(333)	16	$298,156	$(1,339)	60
Below investment grade	2,618	(382)	1	—	—	—	2,618	(382)	1

Total for fixed maturity securities in an unrealized loss position	$243,879	$(1,388)	45	$56,895	$(333)	16	$300,774	$(1,721)	61

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

The scheduled maturity distribution of fixed maturity securities as of June 30, 2020 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

(Amounts in thousands)	Amortized cost or cost	Fair value
Due one year or less	$249,892	$252,221
Due after one year through five years	1,937,707	2,056,803
Due after five years through ten years	1,187,811	1,252,285
Due after ten years	32,718	35,857

Subtotal	3,408,128	3,597,166
Other asset-backed	781,955	786,960

Total	$4,190,083	$4,384,126

As of June 30, 2020, securities issued by finance and insurance, consumer—non-cyclical and technology and communications industry groups represented approximately 28%, 18% and 12%, respectively, of our domestic and foreign corporate fixed maturity securities portfolio. No other industry group comprised more than 10% of our investment portfolio.

As of June 30, 2020, we did not hold any fixed maturity securities in any single issuer, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of equity.

(e) Investment in Unconsolidated Affiliate

As of June 30, 2019, we held 14.1 million, or approximately 16.5%, of outstanding common shares of Genworth MI Canada Inc. (“Genworth Canada”), a publicly traded company on the Toronto Stock Exchange. We concluded that we had significant influence over Genworth Canada primarily due to board representation, and therefore, classified our investment in Genworth Canada as an equity method investment. We elected to account for the investment in Genworth Canada under the fair value option because the investment had a readily determinable fair value.

On December 12, 2019, we completed the sale of our investment in Genworth Canada to an affiliate of Brookfield Business Partners L.P. (“Brookfield”) and received approximately $501.8 million in net cash proceeds. We also received cash proceeds from the sale of common shares of Genworth Canada of $8.4 million during the six months ended June 30, 2019 related to share repurchases by Genworth Canada.

The fair value of the investment in Genworth Canada was $448.0 million as of June 30, 2019. The pre-tax change in fair value of the investment in Genworth Canada, including dividends and the sale of common shares, was $46.9 million during the six months ended June 30, 2019. This was included within change in fair value of unconsolidated affiliate in the condensed consolidated statements of income, net of provision for income taxes of $10.5 million during the six months ended June 30, 2019.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

The following table presents summarized statement of income information for our investment in Genworth Canada for the six months ended June 30, 2019:

(Amounts in thousands)
Revenues	$322,266

Expenses	$99,430

(4) Fair Value

Recurring Fair Value Measurements

Fixed Maturity Securities Measured at Fair Value

We have fixed maturity securities, which are carried at fair value. The fair value of fixed maturity securities is estimated primarily based on information derived from third-party pricing services (“pricing services”), internal models and/or broker quotes, which use a market approach, income approach or a combination of the market and income approach depending on the type of instrument and availability of information. In general, a market approach is utilized if there is readily available and relevant market activity for an individual security. In certain cases where market information is not available for a specific security but is available for similar securities, that security is valued using market information for similar securities, which is also a market approach. When market information is not available for a specific security (or similar securities) or is available but such information is less relevant or reliable, an income approach or a combination of a market and income approach is utilized. For securities with optionality, such as call or prepayment features (including asset-backed securities), an income approach may be used. In addition, a combination of the results from market and income approaches may be used to estimate fair value. These valuation techniques may change from period to period, based on the relevance and availability of market data.

Further, while we consider the valuations provided by pricing services and broker quotes to be of high quality, management determines the fair value of our investment securities after considering all relevant and available information.

In general, we first obtain valuations from pricing services. If prices are unavailable for public securities, we obtain broker quotes. For all securities, excluding certain private fixed maturity securities, if neither a pricing service nor broker quotes valuation is available, we determine fair value using internal models. For certain private fixed maturity securities where we do not obtain valuations from pricing services, we utilize an internal model to determine fair value since transactions for similar securities are not readily observable and these securities are not typically valued by pricing services.

Given our understanding of the pricing methodologies and procedures of pricing services, the securities valued by pricing services are typically classified as Level 2 unless we determine the valuation process for a security or group of securities utilizes significant unobservable inputs, which would result in the valuation being classified as Level 3.

Broker quotes are typically based on an income approach given the lack of available market data. As the valuation typically includes significant unobservable inputs, we classify the securities where fair value is based on our consideration of broker quotes as Level 3 measurements.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

For private fixed maturity securities, we utilize an income approach where we obtain public bond spreads and utilize those in an internal model to determine fair value. Other inputs to the model include rating and weighted-average life, as well as sector which is used to assign the spread. We then add an additional premium, which represents an unobservable input, to the public bond spread to adjust for the liquidity and other features of our private placements. We utilize the estimated market yield to discount the expected cash flows of the security to determine fair value. We utilize price caps for securities where the estimated market yield results in a valuation that may exceed the amount that would be received in a market transaction. When a security does not have an external rating, we assign the security an internal rating to determine the appropriate public bond spread that should be utilized in the valuation. While we generally consider the public bond spreads by sector and maturity to be observable inputs, we evaluate the similarities of our private placement with the public bonds, any price caps utilized, liquidity premiums applied, and whether external ratings are available for our private placements to determine whether the spreads utilized would be considered observable inputs. We classify private securities without an external rating or public bond spread as Level 3. In general, a significant increase (decrease) in credit spreads would have resulted in a significant decrease (increase) in the fair value for our fixed maturity securities as of June 30, 2020.

For remaining securities priced using internal models, we determine fair value using an income approach. We maximize the use of observable inputs but typically utilize significant unobservable inputs to determine fair value. Accordingly, the valuations are typically classified as Level 3.

Our assessment of whether or not there were significant unobservable inputs related to fixed maturity securities was based on our observations obtained through the course of managing our investment portfolio, including interaction with other market participants, observations related to the availability and consistency of pricing and/or rating, and understanding of general market activity such as new issuance and the level of secondary market trading for a class of securities. Additionally, we considered data obtained from pricing services to determine whether our estimated values incorporate significant unobservable inputs that would result in the valuation being classified as Level 3.

A summary of the inputs used for our fixed maturity securities based on the level in which instruments are classified is included below. We have combined certain classes of instruments together as the nature of the inputs is similar.

Level 1 measurements

There were no fixed maturity securities classified as Level 1 as of June 30, 2020 and December 31, 2019.

Level 2 measurements

Third-party pricing services

In estimating the fair value of fixed maturity securities, approximately 91% of our portfolio was priced using third-party pricing services as of June 30, 2020. These pricing services utilize industry-standard valuation techniques that include market-based approaches, income-based approaches, a combination of market-based and income-based approaches or other proprietary, internally generated models as part of the valuation processes. These third-party pricing vendors maximize the use of publicly available data inputs to generate valuations for each asset class. Priority and type of inputs used may change frequently as certain inputs may be more direct drivers of valuation at the time of pricing. Examples of significant inputs incorporated by pricing services may

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

include sector and issuer spreads, seasoning, capital structure, security optionality, collateral data, prepayment assumptions, default assumptions, delinquencies, debt covenants, benchmark yields, trade data, dealer quotes, credit ratings, maturity and weighted-average life. We conduct regular meetings with our pricing services for the purpose of understanding the methodologies, techniques and inputs used by the third-party pricing providers.

The following table presents a summary of the significant inputs used by our pricing services for certain fair value measurements of fixed maturity securities that are classified as Level 2 as of June 30, 2020:

(Amounts in thousands)	Fair value	Primary methodologies	Significant inputs
U.S. government, agencies and government-sponsored enterprises	$90,009	Price quotes from trading desk, broker feeds	Bid side prices, trade prices, Option Adjusted Spread (“OAS”) to swap curve, Bond Market Association OAS, Treasury Curve, Agency Bullet Curve, maturity to issuer spread

State and political subdivisions	$130,267	Multi-dimensional attribute-based modeling systems, third-party pricing vendors	Trade prices, material event notices, Municipal Market Data benchmark yields, broker quotes

Non-U.S. government	$30,765	Matrix pricing, spread priced to benchmark curves, price quotes from market makers	Benchmark yields, trade prices, broker quotes, comparative transactions, issuer spreads, bid-offer spread, market research publications, third-party pricing sources

U.S. corporate	$2,567,543	Multi-dimensional attribute-based modeling systems, broker quotes, price quotes from market makers, internal models, OAS-based models	Bid side prices to Treasury Curve, Issuer Curve, which includes sector, quality, duration, OAS percentage and change for spread matrix, trade prices, comparative transactions, Trade Reporting and Compliance Engine (“TRACE”) reports

Non-U.S. corporate	$393,941	Multi-dimensional attribute-based modeling systems, OAS-based models, price quotes from market makers	Benchmark yields, trade prices, broker quotes, comparative transactions, issuer spreads, bid-offer spread, market research publications, third-party pricing sources

Other asset-backed	$778,445	Multi-dimensional attribute-based modeling systems, spread matrix priced to swap curves, price quotes from market makers	Spreads to daily updated swaps curves, spreads derived from trade prices and broker quotes, bid side prices, new issue data, collateral performance, analysis of prepayment speeds, cash flows, collateral loss analytics, historical issue analysis, trade data from market makers, TRACE reports

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

Internal models

A portion of our U.S. corporate and non-U.S. corporate securities are valued using internal models. The fair value of these fixed maturity securities was $126.9 million and $49.9 million, respectively, as of June 30, 2020. Internally modeled securities are primarily private fixed maturity securities where we use market observable inputs such as an interest rate yield curve, published credit spreads for similar securities based on the external ratings of the instrument and related industry sector of the issuer. Additionally, we may apply certain price caps and liquidity premiums in the valuation of private fixed maturity securities. Price caps and liquidity premiums are established using inputs from market participants.

Level 3 measurements

Broker quotes

A portion of our U.S. corporate, non-U.S. corporate and other asset-backed securities are valued using broker quotes. Broker quotes are obtained from third-party providers that have current market knowledge to provide a reasonable price for securities not routinely priced by pricing services. Brokers utilized for valuation of assets are reviewed annually. The fair value of our Level 3 fixed maturity securities priced by broker quotes was $48.1 million as of June 30, 2020.

Internal models

A portion of our U.S. corporate, non-U.S. corporate and other asset-backed securities are valued using internal models. The primary inputs to the valuation of the bond population include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, duration, call provisions, issuer rating, benchmark yields and credit spreads. Certain private fixed maturity securities are valued using an internal model using market observable inputs such as the interest rate yield curve, as well as published credit spreads for similar securities, which includes significant unobservable inputs. Additionally, we may apply certain price caps and liquidity premiums in the valuation of private fixed maturity securities. Price caps are established using inputs from market participants. For structured securities, the primary inputs to the valuation include quoted prices for identical assets, or similar assets in markets that are not active, contractual cash flows, weighted-average coupon, weighted-average maturity, issuer rating, structure of the security, expected prepayment speeds and volumes, collateral type, current and forecasted loss severity, average delinquency rates, vintage of the loans, geographic region, debt service coverage ratios, payment priority with the tranche, benchmark yields and credit spreads. The fair value of our Level 3 fixed maturity securities priced using internal models was $168.4 million as of June 30, 2020.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

The following tables set forth our assets by class of instrument that are measured at fair value on a recurring basis as of the dates indicated:

	June 30, 2020
(Amounts in thousands)	Total	Level 1	Level 2	Level 3
Assets
Investments:
Fixed maturity securities:
U.S. government, agencies and government-sponsored enterprises	$90,009	$—	$90,009	$—
State and political subdivisions	130,267	—	130,267	—
Non-U.S. government	30,765	—	30,765	—
U.S. corporate	2,803,254	—	2,694,386	108,868
Non-U.S. corporate	542,871	—	443,797	99,074
Other asset-backed	786,960	—	778,445	8,515

Total fixed maturity securities	4,384,126	—	4,167,669	216,457

Total assets	$4,384,126	$—	$4,167,669	$216,457

	December 31, 2019
(Amounts in thousands)	Total	Level 1	Level 2	Level 3
Assets
Investments:
Fixed maturity securities:
U.S. government, agencies and government-sponsored enterprises	$92,336	$—	$92,336	$—
State and political subdivisions	98,159	—	98,159	—
Non-U.S. government	19,434	—	19,434	—
U.S. corporate	2,261,446	—	2,161,584	99,862
Non-U.S. corporate	364,469	—	287,280	77,189
Other asset-backed	928,588	—	924,550	4,038

Total fixed maturity securities	3,764,432	—	3,583,343	181,089

Total assets	$3,764,432	$—	$3,583,343	$181,089

We did not have any liabilities recorded at fair value as of June 30, 2020 and December 31, 2019.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

The following tables present additional information about assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value as of or for the dates indicated:

	Beginning balance as of January 1, 2020	Total realized and unrealized gains (losses)						Transfer into Level 3 (1)	Transfer out of Level 3 (1)	Ending balance as of June 30, 2020	Total gains (losses) attributable to assets still held
(Amounts in thousands)		Included in net income	Included in OCI	Purchases	Sales	Issuances	Settlements				Included in net income	Included in OCI
Fixed maturity securities:
U.S. corporate	$99,862	$(53)	$1,342	$19,554	$—	$—	$(434)	$5,016	$(16,419)	$108,868	$(42)	$2,382
Non-U.S. corporate	77,189	(9)	(1,468)	22,000	—	—	(876)	23,468	(21,230)	99,074	(9)	(2,759)
Other asset-backed	4,038	—	(397)	4,874	—	—	—	—	—	8,515	—	(397)

Total fixed maturity securities	181,089	(62)	(523)	46,428	—	—	(1,310)	28,484	(37,649)	216,457	(51)	(774)

Total Level 3 assets	$181,089	$(62)	$(523)	$46,428	$—	$—	$(1,310)	$28,484	$(37,649)	$216,457	$(51)	$(774)

(1)

The transfers into and out of Level 3 for fixed maturity securities were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value, such as external ratings or credit spreads.

	Beginning balance as of January 1, 2019	Total realized and unrealized gains (losses)						Transfer into Level 3	Transfer out of Level 3 (1)	Ending balance as of June 30, 2019	Total gains (losses) included in net income attributable to assets still held
(Amounts in thousands)		Included in net income	Included in OCI	Purchases	Sales	Issuances	Settlements
Fixed maturity securities:
U.S. corporate	$76,532	$(41)	$3,753	$12,000	$—	$—	$(7,332)	$—	$(5,298)	$79,614	$(41)
Non-U.S. corporate	65,534	(9)	3,998	—	—	—	(211)	—	—	69,312	(9)
Other asset-backed	3,930	—	358	16,797	—	—	(139)	—	—	20,946	—

Total fixed maturity securities	145,996	(50)	8,109	28,797	—	—	(7,682)	—	(5,298)	169,872	(50)

Total Level 3 assets	$145,996	$(50)	$8,109	$28,797	$—	$—	$(7,682)	$—	$(5,298)	$169,872	$(50)

(1)

The transfers out of Level 3 for fixed maturity securities were related to changes in the primary pricing source and changes in the observability of external information used in determining the fair value, such as external ratings or credit spreads.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

The following table presents the gains and losses included in net income from assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value and the related income statement line item in which these gains and losses were presented for the six months ended June 30:

(Amounts in thousands)	2020	2019
Total realized and unrealized gains (losses) included in net income:
Net investment income	$(62)	$(50)
Net investment gains (losses)	—	—

Total	$(62)	$(50)

Total gains (losses) included in net income attributable to assets still held:
Net investment income	$(51)	$(50)
Net investment gains (losses)	—	—

Total	$(51)	$(50)

The amount presented for realized and unrealized gains (losses) included in net income for fixed maturity securities primarily represents amortization and accretion of premiums and discounts on certain fixed maturity securities.

The following table presents a summary of the significant unobservable inputs used for certain asset fair value measurements that are based on internal models and classified as Level 3 as of June 30, 2020:

(Amounts in thousands)	Valuation technique	Fair value	Unobservable input	Range	Weighted- average (1)
Assets
Fixed maturity securities:
U.S. corporate	Internal models	$104,442	Credit spreads	83bps - 247bps	140bps
Non-U.S. corporate	Internal models	$60,127	Credit spreads	97bps - 247bps	185bps

(1)	Unobservable inputs weighted by the relative fair value of the associated instrument.

Certain classes of instruments classified as Level 3 are excluded above as a result of not being material or due to limitations in being able to obtain the underlying inputs used by certain third-party sources, such as broker quotes, used as an input in determining fair value.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

(5) Loss Reserves

The following table sets forth changes in the liability for loss reserves for the six months ended June 30:

(Amounts in thousands)	2020	2019
Beginning balance	$235,062	$297,879
Less reinsurance recoverables and run-off reserves	(1,597)	(2,060)

Net beginning balance	233,465	295,819

Losses and LAE (1) incurred:
Current accident year	238,692	50,275
Prior accident years	8,696	(34,374)

Total incurred (2)	247,388	15,901

Losses and LAE paid:
Current accident year	(383)	(432)
Prior accident years	(41,352)	(57,506)

Total paid (2)	(41,735)	(57,938)

Net ending balance	439,118	253,782
Add reinsurance recoverables and run-off reserves	424	2,075

Ending balance	$439,542	$255,857

(1)	Loss adjustment expenses.
(2)	Incurred losses and paid claims exclude amounts related to our run-off business.

The liability for loss reserves represents our current best estimate; however, there may be future adjustments to this estimate and related assumptions. Such adjustments, reflecting any variety of new and adverse trends, could possibly be significant, and result in future increases to reserves by amounts that could be material to our results of operations and financial condition and liquidity.

Losses incurred related to insured events of the current accident year relate to defaults that occurred in that year and represent the estimated ultimate amount of losses to be paid on such defaults. Losses incurred related to insured events of prior accident years represent the (favorable) or unfavorable development of reserves as a result of actual claim rates and claim amounts being different than those we estimated when originally establishing the reserves. Such estimates are based on our historical experience, which we believe is representative of expected future losses at the time of estimation. As a result of the extended period of time that may exist between the reporting of a delinquency and the claim payment, as well as changes in economic conditions and the real estate market, significant uncertainty and variability exist on amounts ultimately paid.

For the six months ended June 30, 2020, losses and LAE incurred of $238.7 million related to insured events of the current accident year was primarily attributable to a significant increase in the number of new delinquencies driven mostly by borrower forbearance programs as a result of COVID-19. When establishing loss reserves for borrower forbearance, we assume a lower rate of delinquencies becoming active claims, which has the effect of producing a lower reserve compared to delinquencies that are not in forbearance. Historical experience with localized natural disasters, such as hurricanes, indicates a higher cure rate for borrowers in forbearance. As COVID-19 is an ongoing health crisis, unlike a hurricane that occurs at a point in time with the rebuild starting soon afterward, our prior hurricane experience was one consideration, among many, in the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

establishment of loss reserves. Reserves recorded on these new delinquencies have an even higher degree of estimation uncertainty due to the uncertainty regarding how delinquencies driven by forbearance will ultimately cure or result in claim payments. We also recorded additional reserves for incurred but not reported claims as of June 30, 2020 related to delinquencies expected to be reported in the future and strengthened reserves on existing delinquencies primarily due to a deterioration in early cure emergence patterns and modest increases to claim severity.

For the six months ended June 30, 2019, the favorable development of $34.4 million related to insured events of prior accident years was primarily attributable to lower actual claim rates due to improvements in the overall housing market and higher than expected delinquency cures.

(6) Reinsurance

We reinsure a portion of our policy risks to other companies in order to reduce our ultimate losses, diversify our exposures and comply with regulatory requirements. We also assume certain policy risks written by other companies.

Reinsurance does not relieve us from our obligations to policyholders. In the event that the reinsurers are unable to meet their obligations, we remain liable for the reinsured claims. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers.

The following table sets forth the effects of reinsurance on premiums written and earned for the six months ended June 30:

	Written		Earned
(Amounts in thousands)	2020	2019	2020	2019
Direct	$446,369	$406,150	$489,859	$408,936
Assumed	241	336	241	336
Ceded	(21,049)	(9,309)	(21,049)	(9,309)

Net premiums	$425,561	$397,177	$469,051	$399,963

Percentage of amount assumed to net			0.1%	0.1%

The difference of $43.5 million between written premiums of $425.6 million and earned premiums of $469.1 represents the decrease in unearned premiums for the six months ended June 30, 2020. The decrease in unearned premiums was mainly the result of an increase in policy cancellations in our single premium mortgage insurance product driven by low interest rates and higher mortgage refinancing which resulted in lower persistency in the current year.

Excess of loss reinsurance treaties

Effective April 1, 2020, we executed an excess of loss reinsurance transaction with a panel of reinsurers covering a portion of the loss tier on subject loans written between book years 2009 and 2019 to help mitigate higher levels of delinquencies as a result of COVID-19. Under this reinsurance transaction we ceded premiums of approximately $4.5 million during the second quarter of 2020.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

Effective January 1, 2020, we executed an excess of loss reinsurance transaction with a panel of reinsurers covering a portion of the loss tier on current and expected new insurance written for the 2020 book year. Under this reinsurance transaction we ceded premiums of approximately $1.6 million for the six months ended June 30, 2020. We have also entered into excess of loss reinsurance agreements with other external panels of reinsurers covering our 2016 through 2019 books of business.

On November 25, 2019, we obtained $302.8 million of excess of loss reinsurance coverage with Triangle Re 2019-1 Ltd. (“Triangle Re”), on a portfolio of existing mortgage insurance policies written from January 2019 through September 2019. The excess of loss reinsurance coverage is fully collateralized by a reinsurance trust agreement that provides that the trust assets may only be invested in (i) money market funds; (ii) U.S. treasury securities; and (iii) uninvested cash. In connection with entering into the reinsurance agreement with Triangle Re, we concluded that the risk transfer requirements for reinsurance accounting were met as Triangle Re is assuming significant insurance risk and a reasonable possibility of significant loss. Triangle Re is a variable interest entity and special purpose insurer domiciled in Bermuda. For the reinsurance coverage, we retain the first layer of aggregate losses up to $237.7 million. Triangle Re and other reinsurers provide 95% reinsurance coverage for losses above our retained first layer up to $713.0 million of total losses. We are responsible for losses on the portfolio above the reinsurance coverage amount of $713.0 million.

Premiums ceded under all these reinsurance agreements were $21.0 million and $9.3 million for the six months ended June 30, 2020 and 2019, respectively.

(7) Income Taxes

We compute the provision for income taxes on a separate return with benefits for loss method. If during the six months ended June 30, 2020, we had computed taxes using the separate return method, the provision for income taxes would have been unchanged.

(8) Related Party Transactions

We have various agreements with Genworth that provide for reimbursement to and from Genworth of certain administrative and operating expenses that include, but are not limited to, information technology services and administrative services (such as finance, human resources, employee benefit administration and legal). These agreements provide for an allocation of corporate expenses to all Genworth businesses or subsidiaries. We incurred costs for these services of $23.8 million and $18.1 million for the six months ended June 30, 2020 and 2019, respectively.

Our investment portfolio is managed by Genworth. Under the terms of the investment management agreement we are charged a fee by Genworth. All fees paid to Genworth are charged to investment expense and are included in net investment income in the condensed consolidated statements of income. The total investment expenses paid to Genworth were $2.5 million and $2.1 million for the six months ended June 30, 2020 and 2019, respectively.

Our employees participate in certain benefit plans sponsored by Genworth and certain share-based compensation plans that utilize shares of Genworth common stock and other incentive plans.

We provide certain information technology and administrative services (such as facilities and maintenance) to Genworth. We charged Genworth $0.7 million and $0.8 million for these services for the six months ended June 30, 2020 and 2019, respectively.

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

We held an investment in common shares of Genworth Canada as of June 30, 2019. Genworth Canada was consolidated within Genworth until its sale on December 12, 2019. We received dividends from Genworth Canada of $15.2 million during the six months ended June 30, 2019, which is included within change in fair value of unconsolidated affiliate, net of taxes in the condensed consolidated statements of income. Refer to Note 3 for further information.

We have a tax sharing agreement in place with Genworth, such that we participate in a single U.S. consolidated income tax return filing. All intercompany balances related to this agreement are settled at least annually.

The condensed consolidated financial statements include the following amounts due to and from Genworth relating to recurring service and expense agreements as of June 30:

(Amounts in thousands)	2020	2019
Amounts payable to Genworth	$9,045	$7,839
Amounts receivable from Genworth	$645	$718

(9) Changes in Accumulated Other Comprehensive Income (Loss)

The following tables show the changes in accumulated other comprehensive income (loss), net of taxes, by component as of and for the periods indicated:

(Amounts in thousands)	Net unrealized investment gains (losses)	Total
Balance as of January 1, 2020	$93,431	$93,431
OCI before reclassifications	59,231	59,231
Amounts reclassified from (to) OCI	286	286

Current period OCI	59,517	59,517

Balance as of June 30, 2020	$152,948	$152,948

(Amounts in thousands)	Net unrealized investment gains (losses)	Total
Balance as of January 1, 2019	$(26,522)	$(26,522)
OCI before reclassifications	102,247	102,247
Amounts reclassified from (to) OCI	(101)	(101)

Current period OCI	102,146	102,146

Balance as of June 30, 2019	$75,624	$75,624

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

The following table shows reclassifications in (out) of accumulated other comprehensive income (loss), net of taxes, for the six months ended June 30:

	Amount reclassified from accumulated other comprehensive income (loss)		Affected line item in the condensed consolidated statements of income
(Amounts in thousands)	2020	2019
Net unrealized investment (gains) losses:
Unrealized (gains) losses on investments	$361	$(128)	Net investment (gains) losses
Income taxes	(75)	27	Provision for income taxes

Total	$286	$(101)

(10) Subsequent Events

Subsequent events have been considered for recognition and/or disclosure through the issuance date of the financial statements on September 15, 2020.

On August 21, 2020, we issued $750 million aggregate principal amount of 6.500% Senior Notes due 2025 (the “2025 Senior Notes”). We have committed in principle to initially retain $300 million of the net proceeds from the offering of our 2025 Senior Notes for general corporate purposes, including to pay interest on the 2025 Senior Notes, and for potential capital contributions to support GMICO. We distributed $437 million of the net proceeds to Genworth Holdings at the closing of the offering of our 2025 Senior Notes. The 2025 Senior Notes were issued to persons reasonably believed to be qualified institutional buyers in a private offering exempt from registration pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in compliance with Regulation S under the Securities Act.

The COVID-19 pandemic continues to disrupt the global economy, financial markets and business operations across the globe. In the U.S., while all states have been impacted by COVID-19, certain geographies have been disproportionately impacted either through the spread of the virus or the severity of the mitigation steps taken to control its spread. Economic activity in the U.S. has slowed and unemployment remains elevated. Gross domestic product reflected a material decrease in the second quarter of 2020. Specific to housing, mortgage origination activity remains resilient primarily due to refinance activity given prevailing low interest rates. The pandemic has affected our financial results primarily through increased borrower uptake of forbearance options, as discussed below, many of which resulted in a new delinquency, increased overall new delinquencies, deterioration of existing delinquencies, higher losses and loss reserves, incremental private mortgage insurer eligibility requirements (“PMIERs”) capital requirements and low persistency from elevated refinancing as a result of low interest rates.

The impact of the developing COVID-19 pandemic on our future business results is difficult to predict. The related outcomes and impact on our business will depend on the spread and length of the pandemic. Of similar importance will be the amount, type and duration of government stimulus and its impact on home borrowers, regulatory and government actions to support housing and the economy, spread mitigating actions in reaction to the current increase in cases, the possible resurgence of the virus in the future, and the shape of the economic recovery, all of which are unknown at present. It is difficult to predict how long home borrowers will need to use forbearance to assist them during the pandemic. Given the potential for current forbearance plans to extend up to a year, the ultimate resolution as a cure or claim for a delinquency in a forbearance plan may not be known for several quarters, if not longer, and is difficult to estimate. We are continuing to monitor COVID-19

GENWORTH MORTGAGE HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Six Months Ended June 30, 2020 and 2019

developments, regulatory and government actions and the potential financial impacts on our business. However, given the specific risks to our business, it is possible the pandemic could have a significant adverse impact on our business, including our results of operations and financial condition.

Below is a summary of certain of the trends, impacts and uncertainties relating to COVID-19 which have impacted our quarterly results and are expected to continue to impact our future results of operations and financial condition.

•

The Coronavirus Aid, Relief, and Economic Security (“CARES”) Act requires mortgage servicers to provide up to 180 days of deferred or reduced payments (forbearance) for borrowers with a federally backed mortgage loan who assert they have experienced a financial hardship related to COVID-19. Forbearance may be extended for an additional 180 days up to a year in total or shortened at the request of the borrower. Federally backed mortgages include Federal Housing Administration (“FHA”) and U.S. Department of Veterans Affairs (“VA”) backed loans and those purchased by Fannie Mae and Freddie Mac. Servicer reported forbearance has remained elevated compared to pre-COVID-19 levels; however, the uptake in reported forbearance has slowed since May 2020. Many of the loans reported in forbearance plans are also delinquent.

•

We continue to report elevated new delinquencies compared to pre-COVID-19 levels; however, new delinquencies have slowed since May 2020 due in part to the decrease in reported forbearance. Primary delinquency rates are also elevated compared to pre-COVID-19 levels.

•	Subsequent to June 30, 2020, cure activity increased, due in part to elevated delinquencies and the completion of previously active forbearances.

•	Persistency rates have remained low as a result of elevated refinance mortgage origination activity due to the prevailing low interest rates.

Through and including                , 20     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                 Shares

[Logo]

Genworth Mortgage Holdings, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Goldman, Sachs & Co.

J.P. Morgan

                , 20

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses, other than the underwriting discount, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the                listing fee. All the expenses below will be paid by us.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions, or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that our amended and restated certificate of incorporation will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect that our amended and restated certificate of incorporation will further provide that any amendment, repeal or modification of such article, unless otherwise required by law, will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.

We expect that our amended and restated certificate of incorporation will provide that we shall indemnify each of our directors and executive officers and that we shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such director, officer or employee or on such director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect that our amended and restated certificate of incorporation will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, we expect that our amended and restated certificate of incorporation will provide that the right of each of our directors and executive officers to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or otherwise. Furthermore, our amended and restated certificate of incorporation will authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or our amended and restated bylaws.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We also maintain a general liability insurance policy which covers certain liabilities of our directors and executive officers arising out of claims based on acts or omissions in their capacities as directors or executive officers.

In any underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Within the past three years, we have sold the following securities which were not registered under the Securities Act:

2025 Senior Notes

On August 21, 2020, we issued $750 million aggregate principal amount of our 6.500% Senior Notes due 2025 in a private placement exempt from registration under Section 4(a)(2) of the Securities Act. Net proceeds after commissions payable to the initial purchasers in the offering were approximately $737 million.

Item 16.	Exhibits Index

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of Genworth Mortgage Holdings, Inc., to be in effect on the completion of the offering.

3.2*	Form of Amended and Restated Bylaws of Genworth Mortgage Holdings, Inc., to be in effect on the completion of the offering.

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Sidley Austin LLP.

10.1*	Master Agreement.

10.2*	Registration Rights Agreement.

10.3*	Shared Services Agreements.

10.4*	Intellectual Property Cross License Agreement.

10.5*	Trademark License Agreement.

Exhibit Number	Description of Exhibit

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment
+	Indicates management contract and compensatory plan

(b) Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in                ,                , on the                day of                ,                .

By:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                , and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement and any and all amendments (including post-effective amendments) hereto and any registration statements relating to the offering contemplated hereby filed pursuant to Rule 462(b) of the Securities Act, and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full right, power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or any of his, her or their substitute or substitutes, may lawfully have done or may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, the Registration Statement has been signed by the following persons in the capacities indicated below as of                ,                :

Signature	Title	Date